As confidentially submitted to the Securities and Exchange Commission on April 14, 2025

This draft registration statement has not been filed publicly with the Securities and Exchange Commission,

and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Future Vision II Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	6770	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

For Co-Registrants, see “Co-Registrants Table” on the following page.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302, Pudong New District,

Shanghai, China

+ (86) 136 0300 0540

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Qin Li, Esq. Concord Sage PC 1360 Valley Vista Dr Suite 140, Diamond Bar, Diamond Bar, CA 91765 Tel: (619) 732-6858	Celine Wang, Esq. L&C LAW GROUP 38-08 Union St. STE 7D Flushing, NY 11354 Tel: (718) 801-8088

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Registrant and Co-Registrant:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant and Co-Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CO-REGISTRANT TABLE

VIWO TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1002(28), 10th Floor, West Tanzhou Building, 1

Chang ‘an Street, Miyun District,

Beijing, China (100000)

+(86)010-53384913

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the Securities and Exchange Commission declares our registration statement effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 14, 2025

PROXY STATEMENT
FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
FUTURE VISION II ACQUISITION CORP.

AND

PROSPECTUS FOR 9,950,250 ORDINARY SHARES OF

FUTURE VISION II ACQUISITION CORP.

(TO BE RENAMED “VIWO INC.” FOLLOWING THE CONSUMMATION OF THE BUSINESS

COMBINATION DESCRIBED HEREIN)

The Board of Directors of Future Vision II Acquisition Corp., a Cayman Islands exempted company has unanimously approved the transaction contemplated by that certain Merger Agreement dated as of November 28, 2024, as amended on December 10, 2024 (the “Merger Agreement”) by and among Future Vision II Acquisition Corp. (“Future Vision”), Future Vision II Acquisition Merger Subsidiary Corp. (“Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination and VIWO Technology Inc. (“VIWO”), a Cayman Islands exempted company (collectively, the “Business Combination”). The Future Vision Board of Directors determined that the Business Combination and related transactions are fair to and in the best interest of Future Vision’s shareholders, approved and adopted the Merger Agreement and related transactions, and declared their advisability.

Pursuant to the Merger Agreement, on the closing date of the Business Combination, VIWO will merge with Merger Sub, and VIWO will survive the merger as a wholly-owned subsidiary of Future Vision and continue its business operations through its PRC subsidiaries. After giving effect to the Business Combination:

(i)	VIWO shareholders will own an aggregate of 9,950,250 New VIWO ordinary shares valued at $100 million equal to approximately 54.89% of the ordinary shares issued and outstanding of New VIWO;

(ii)	Future Vision public shareholders will own 6,325,000 New VIWO ordinary shares equal to approximately 34.89% of the issued and outstanding New VIWO ordinary shares; and

(iii)	the Sponsor will own 1,766,400 New VIWO ordinary shares equal to approximately 9.74% of the issued and outstanding New VIWO ordinary shares,

in each case, assuming that none of the Future Vision public shareholders elect to redeem their Future Vision ordinary shares and giving effect to the conversion of Future Vision Rights issued in its IPO and private placement into 604,900 New VIWO ordinary shares.

HWei Super Speed Co., Ltd, a BVI limited liability company, is the sponsor of Future Vision (“Sponsor”) because it is an entity primarily responsible for organizing, directing or managing the business and affairs of Future Vision. You should keep in mind that the Sponsor may have conflicting interests with you in the Business Combination, such as an incentive to complete a business combination with a less favorable target on terms less favorable to you because the Sponsor (i) has purchased a significant number of founder shares representing approximately 20% of Future Vision’s total shares outstanding at $0.017 per share, which is a significantly lower price than what shareholders paid for their public units in the Future Vision IPO, but such founder shares will expire worthless if Future Vision is unable to consummate the proposed Business Combination or another business combination prior to Future Vision’s deadline to liquidate, and (ii) will purchase 299,000 private units for $2,990,000 upon the consummation of this offering, but the private units will also expire worthless if Future Vision liquidates prior to completing a business combination. In addition, Future Vision’s management and Board of Directors may also have interests that are different or in addition to yours as a public shareholder.

In addition, pursuant to the SEC’s rules governing special purpose acquisition companies, the securities of Future Vision and any promissory notes from Future Vision issued to the Sponsor, may be considered “compensation” earned or awarded to the Sponsor. The following table presents information regarding Sponsor compensation:

The following table presents information regarding the SPAC Sponsor compensation:

	Post-Business Combination New VIWO Ordinary Shares	Other Compensation ($)
HWei Super Speed Co., Ltd	1,766,400	36,333

On February 27, 2024, the Sponsor acquired an aggregate of 1,437,500 Future Vision ordinary shares as founder shares for an aggregate purchase price of $25,000, or $0.017 per ordinary share. Simultaneously with the closing of the Future Vision IPO, the Sponsor purchased 299,000 private units. Each private unit is comprised of one private share and one private right to be converted automatically into 1/10 (one-tenth) of one Future Vision ordinary share upon the consummation by Future Vision of a business combination. The private units are substantially identical to the public units except the Sponsor has waived its right to contribution in the event of Future Vision’s liquidation and any redemption rights in connection with the consummation of Future Vision’s business combination.

Accordingly, the Sponsor paid an aggregate of $3,015,000 for 1,736,500 Future Vision ordinary shares as of the closing of the IPO and exercise of the underwriters’ overallotment option (or approximately $1.74 per share). The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 5,750,000 shares for $57,500,000 before expenses, which discounts the existence and value of the Future Vision rights that were included along with the Future Vision ordinary shares in the Future Vision units that were sold in the IPO for $10.00 per Future Vision unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of Future Vision as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including underwriters’ full exercise of their over-allotment option, counting the Sponsor’s investment and holdings and those of Future Vision’s public shareholders, Future Vision had a net tangible book value of $59,189,654 and 7,544,000 Future Vision Ordinary Shares outstanding, or approximately $7.85 net tangible book value per share. As such, the SPAC Sponsor’s holdings and investment resulted in dilution of approximately $2.15 per Future Vision Ordinary Share held by Future Vision’s Public Shareholders.

Additionally, as of December 31, 2024, a total of $ 36,333 of service fees have been accrued by Future Vision for services rendered by the Sponsor pursuant to an administrative services agreement between Future Vision and Sponsor.

Finally, if the Sponsor were to loan any amount(s) to Future Vision and/or incur any fees or out-of-pocket expenses on Future Vision’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the closing of the proposed Business Combination and constitute Sponsor compensation. If any such amounts were loaned or incurred and Future Vision failed to complete an initial business combination before its deadline pursuant to Future Vision’s Amended and Restated Memorandum and Articles of Association, as may be amended to extend such date, such amounts would be forfeited. As of the date of this proxy statement/prospectus, there are no amounts outstanding under any loans payable to the Sponsor and no fees due or out-of-pocket expenses to be repaid by Future Vision to the Sponsor.

Given the Sponsor’s holdings, as of the consummation of the proposed Business Combination, Sponsor will own 1,766,400 New VIWO ordinary shares, comprised of the 1,437,500 Future Vision ordinary shares it currently owns and 29,900 New VIWO ordinary shares to be received in connection with the conversion of its private rights. The New VIWO ordinary shares to be owned by the Sponsor following the proposed Business Combination will be identical to the New VIWO ordinary shares to be held by Future Vision’s public shareholders in every respect (subject to transfer restrictions explained elsewhere in this prospectus). Because only the 29,900 New VIWO ordinary shares to be issued in connection with the conversion of the private rights held by the Sponsor will be new issuances, only those securities could result in additional material dilution to Future Vision’s public shareholders, and because the public shareholders will also be issued New VIWO ordinary shares in respect of their Future Vision rights, in the same proportion to the Sponsor or greater than that of the Sponsor, since the Future Vision public shareholders who redeem their Future Vision ordinary shares will still receive New VIWO ordinary shares in respect of the Future Vision public rights from their public units, the issuance to the Sponsor of New VIWO ordinary shares in respect of its Future Vision rights could reasonably be seen as not causing any additional substantial dilution to the public shareholders.

This proxy statement/prospectus discusses in more detail such conflicts of interests, including items deemed compensation that were/will be paid to the Sponsor, directors and officers in connection with the Business Combination, in the sections under “The Business Combination Proposal – Interests of Certain Persons in the Business Combination” and “Information about Future Vision – SPAC Sponsor and their Affiliates, and Sponsor Compensation.”

As described in this proxy statement/prospectus, Future Vision’s shareholders are being asked to consider and vote upon each of the shareholder proposals at the Extraordinary General Meeting to be held for the purpose of consummating the Business Combination. As used in this proxy statement/prospectus, “New VIWO” refers to Future Vision after giving effect to the Business Combination.

Because VIWO shareholders will own more than 50% of combined voting power of New VIWO, New VIWO would be a “controlled company” as defined by Nasdaq rules and may elect to rely on certain exemptions from Nasdaq corporate governance rules. This means investors may not have the same protections afforded to shareholders of companies that are subject to those Nasdaq corporate governance rules. New VIWO’s status as a “controlled company” may cause its securities to look less attractive to certain investors and harm New VIWO’s trading price. See “Risk Factors — If New VIWO meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.”

For further information about the VIWO’s valuation and how it was determined, see the sections entitled “Proposal No. 1 The Business Combination Proposal — Background of the Business Combination, and Summary of Financial Analysis of VIWO” and “Unaudited Pro Forma Condensed Combined Financial Information.”

After giving effect to the Business Combination, assuming shareholder approval, Future Vision will be renamed to “VIWO Inc.”

Future Vision’s units, ordinary shares, and rights are listed on Nasdaq under the symbol “FVNNU”, “FVN” and “FVNNR,” respectively. Future Vision will apply for listing (to be effective at the time of the Business Combination) of the ordinary shares to be issued to the VIWO shareholders, and in connection therewith, apply for listing of the New VIWO’s ordinary shares on the Nasdaq Capital Market under a new symbol “VIWO” to reflect the change of business resulting from the Business Combination and the anticipated name change of Future Vision to “VIWO Inc.”

Closing of the Business Combination is conditioned upon, among other things, that Future Vision shall not have received written notice from Nasdaq that it has failed or would fail to meet the Nasdaq listing requirements in respect of the additional listing application for the ordinary shares to be issued to VIWO shareholders as consideration in the Business Combination. There can be no assurance such condition will be met, and you may not know whether the listing condition has been met at the time of the extraordinary general meeting. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated.

The accompanying proxy statement/prospectus provides shareholders of Future Vision with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting (defined below) of Future Vision. It also contains or references information about Future Vision, VIWO and New VIWO and certain related matters. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in its entirety. In particular, when you consider the recommendation regarding these proposals by the Board of Directors of Future Vision, you should keep in mind that the directors and officers of Future Vision and HWei Super Speed Co., Ltd, the sponsor of Future Vision (“Sponsor”) have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, Future Vision’s officers and directors and/or their affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Future Vision. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 47 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [●], 2025
and is first being mailed to Future Vision shareholders on or about [●], 2025.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED [   ], 2025

FUTURE VISION II ACQUISITION CORP.

A Cayman Islands Exempted Company

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302, Pudong New District,

Shanghai, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

FUTURE VISION II ACQUISITION CORP.

TO BE HELD ON [●], 2025

To the Shareholders of Future Vision II Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Future Vision II Acquisition Corp. (“we,” “us,” “our,” the “Company,” or “Future Vision”) will be held on, 2025, at [●] Eastern Time, as a virtual meeting accessible via [https:// ●], or at such other date, time, or place to which the meeting may be postponed or adjourned (the “Extraordinary General Meeting”).

The purpose of the Extraordinary General Meeting is to seek approval by the holders of the ordinary shares of Future Vision to approve the Merger Agreement dated November 28, 2024, as amended on December 10, 2024, (as amended from time to time, the “Merger Agreement”) by and among Future Vision, Future Vision II Acquisition Merger Subsidiary Corp., (“Merger Sub”), and VIWO Technology Inc. (“VIWO”), and other proposals necessary to consummate the Business Combination.

At the Extraordinary General Meeting, Future Vision shareholders will be asked to consider and vote upon the following proposals, as more fully described in the accompanying Notice of Extraordinary General Meeting and Proxy Statement/Prospectus:

1.	To approve, as an ordinary resolution, the Merger Agreement, a copy of which is attached herein as Annex A, and the transactions contemplated therein. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

2.	To approve, as a special resolution, (i) the change of name by Future Vision from “Future Vision II Acquisition Corp.” to “VIWO Inc.” upon the consummation of the Business Combination, subject to and conditional upon the necessary approval of the Registrar of Companies of the Cayman Islands, (ii) clause 1 of the current memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 1 “The name of the Company is VIWO Inc.” to reflect the change of name and (iii) the registered office provider and directors of the Company be authorized to undertake all such matters and actions, as may be required to give effect to this resolution. This proposal is referred to as the “Name Change Proposal” or “Proposal No. 2.”

3.	To approve, as an ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Future Vision ordinary shares in connection with the Business Combination. This proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

4.

To approve, as a special resolution, the adoption of the second amended and restated memorandum and articles of association, substantially in the form attached herein as Annex B, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, effective from the completion of the Business Combination to reflect the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination. This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

5.	To approve, as an ordinary resolution, the election of each of Fidel Yang, Eric Wu, Jrang Teen, Shuding Zeng and Zhengcai Liu to serve as directors on the board of directors of New VIWO upon the consummation of the Business Combination. This proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

6.	To approve, as an ordinary resolution, the adjournment of the Extraordinary General Meeting, if necessary or advisable, in the event Future Vision does not receive the requisite shareholder vote to approve one or more proposals presented to shareholders for vote. This proposal is called the “Adjournment Proposal” or “Proposal No. 6.”

These items of business are described in the accompanying Proxy Statement/Prospectus, which we encourage you to read carefully and in its entirety.

Our Board unanimously recommends that you vote “FOR” each of these proposals and “FOR” each of the director nominees. When you consider the recommendation regarding these proposals by the Board of Future Vision, you should keep in mind that the directors and officers of Future Vision and HWei Super Speed Co., Ltd, the sponsor of Future Vision (“Sponsor”) have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a shareholder. For instance, the Sponsor, Future Vision’s officers and directors and/or their affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Future Vision. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

Only Future Vision shareholders who hold Future Vision ordinary shares of record as of the close of business on [●], 2025 (the “Record Date”) are entitled to vote at the Extraordinary General Meeting or any adjournment of the Extraordinary General Meeting. As of the Record Date, there were 7,544,000 Future Vision ordinary shares outstanding, including the Future Vision ordinary shares in the Future Vision units. Each unit consists of one Future Vision ordinary share and one Future Vision right to receive 1/10 of an ordinary share upon the consummation of the Business Combination. Each Future Vision ordinary share is entitled to one vote. Future Vision rights do not have voting rights.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal (Proposals 1, 3, 5, and 6) will each require an ordinary resolution, being a resolution passed by a simple majority of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The approval of the Name Change Proposal and Charter Amendment Proposal (Proposals 2 and 4) will each require a special resolution, being a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Future Vision as, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals. The accompanying Proxy Statement/Prospectus and proxy card are being provided to Future Vision’s shareholders in connection with Future Vision’s solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournment of the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, all of Future Vision’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page [47] of the accompanying proxy statement/prospectus.

Holders of Ordinary Share will not be entitled to appraisal rights under Cayman Islands law in connection with the Business Combination and any other Proposal.

Pursuant to Future Vision’s current Amended and Restated Memorandum and Articles of Association, regardless of how you vote, or whether you vote at all, on the Business Combination Proposal, we are providing our public shareholders (other than our Sponsor and other insiders) with the opportunity to redeem, upon the closing of the Business Combination, ordinary shares of Future Vision then held by them (sometimes referred to as the “public shares”) for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two (2) business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) earned on the trust account and not previously released by us to pay our taxes, divided by the number of then issued public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the cash portion of the deferred underwriting commission that we will pay to Kingswood Capital Partners LLC., or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in our trust account of $[●] as of [●], 2025, the estimated per share redemption price would have been approximately $[●], net of taxes payable.

You will be entitled to receive cash for any public shares to be redeemed only if you:

●	hold (i) public shares, or (ii) public units issued in the IPO, and you elect to separate your public units into the underlying public shares and rights prior to exercising your redemption rights with respect to the public shares; and

●	prior to 5:00 p.m., Eastern time, on [●], 2025, (a) submit a written request to the Transfer Agent, that the Company redeem your Ordinary Shares for cash and (b) deliver your public shares to the Transfer Agent, physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically through the DTC DWAC (Deposit/Withdrawal at Custodian) System.

Any demand for redemption, once made, may be withdrawn at any time until two (2) days prior to the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

No public shareholder, acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of public shares may exercise this redemption right with respect to more than 15 per cent of the public shares in the aggregate without the prior consent of the Future Vision. Every public share that is redeemed by our public shareholders will reduce the amount in our trust account, which held marketable securities with a fair value of $[●] as of [●], 2025. Unless otherwise specified, the information in the accompanying proxy statement assumes that none of our public shareholders exercise their redemption rights with respect to public shares.

The Sponsor, our officers and directors, have agreed to waive their redemption rights with respect to any public shares (if any) they may hold in connection with the consummation of the Business Combination, and the Future Vision ordinary shares held by them will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor beneficially owns approximately 23.01% of our issued and outstanding ordinary shares. The Sponsor and our directors and officers have agreed to vote all ordinary shares owned by them in favor of the Business Combination.

Each shareholder’s vote is very important. Whether or not you plan to attend the extraordinary general meeting in person, please submit your proxy card without delay. Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the extraordinary general meeting. If you fail to return your proxy card and do not attend the meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting.

Note on Unique Risks to Investors as a Result of our Business Combination Structure

New VIWO will not be an operating company in the PRC but a Cayman Islands holding company with its operations conducted through its wholly owned subsidiaries. As a result, investors in New VIWO are not acquiring equity interests in any operating company but instead are acquiring interests in a Cayman Islands holding company.

After the completion of the Business Combination, New VIWO will continue conducting its business operations through VIWO and its PRC subsidiaries. As a result, New VIWO will be subject to legal and operational risks associated with having all of its operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in New VIWO’s operations and/or cause the value of New VIWO’s ordinary shares to significantly decline or become worthless and affect New VIWO’s ability to offer or continue to offer securities to investors.

VIWO’s operations are significantly affected by evolving Chinese laws and regulations, including those related to overseas offerings, anti-monopoly regulatory actions, and cybersecurity. Adding to these challenges, the Chinese government exerts considerable control over VIWO’s operations and its ability to raise capital overseas. This governmental oversight could significantly impact VIWO’s business, restrict its access to foreign investment, and negatively affect the value of its securities.

On February 17, 2023, China introduced new regulations (the “Trial Measures”) governing overseas listings for domestic companies, effected on March 31, 2023. These regulations require VIWO to complete specific filing procedures with the CSRC. However, as of the date of this proxy statement/prospectus, VIWO has not completed the filing procedures with the CSRC. We cannot assure you that we can complete the filing procedures in a timely manner or at all, which could lead to regulatory penalties and hinder its ability to list on foreign exchanges. In addition, there can be no guarantee that these filings will ever be completed, in which case the Business Combination may not be completed.

While new cybersecurity regulations have been implemented in China, VIWO has confirmed that, based on PRC legal counsel’s assessment, its operations and listing are not expected to be affected by these measures at this time.

In summary, investing in VIWO carries inherent risks associated with the complexities and uncertainties of the Chinese regulatory environment. These risks could materially impact VIWO’s business operations, financial performance, and ability to access international capital markets. For more information, please refer to “Risk Factors – Risk Factors Relating to Doing Business in China”.

Under the Holding Foreign Companies Accountable Act (HFCAA), New VIWO’s securities could be prohibited from trading on U.S. exchanges if the SEC determines that its auditor hasn’t been subject to PCAOB inspections for two consecutive years. However, although VIWO operates its business via Chinese subsidiaries, VIWO’s auditor is, and following consummation of the Business Combination New VIWO’s auditor will be, headquartered in Rowland Heights, California and is, and will be, subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of VIWO’s, and New VIWO’s, auditor and VIWO’s, and New VIWO’s, auditor was not subject to the determinations announced by the PCAOB on December 16, 2021.

Please refer to “Risk Factor — Risks Factors Relating to Doing Business in China — PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong.” on page [62] of this prospectus.

As a holding company, New VIWO will rely on dividends from its subsidiaries to meet its cash needs, including any potential dividend payments to shareholders. However, there are risks associated with this structure. Chinese authorities could disallow the holding company structure, hindering New VIWO’s ability to operate through VIWO, receive dividends, transfer funds, or list on U.S. or other foreign exchanges. This could seriously harm New VIWO’s business and significantly devalue its securities.

New VIWO’s board of directors will have complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Several factors will influence New VIWO dividend decisions, including financial performance, growth prospects, and liquidity needs. Currently, VIWO has not paid any dividends to its shareholders. Similarly, New VIWO plans to retain future earnings to support business expansion and does not expect to pay any cash dividends in the foreseeable future.

While New VIWO may consider paying dividends in the future, its ability to do so depends on receiving funds from VIWO and VIWO’s PRC subsidiaries, which operate in China. This creates a significant risk because the Chinese government controls currency conversion and can impose restrictions on transferring cash between New VIWO and its subsidiaries, and investors.

These restrictions could:

Limit financial support: Prevent New VIWO and VIWO from providing capital or loans to their Chinese subsidiaries, potentially harming their operations.

Restrict dividend payments: Block VIWO’s Chinese subsidiaries from paying dividends to New VIWO;

Impact investor dividend payments: If New VIWO can’t receive dividends from its Chinese subsidiaries, it may be unable to distribute dividends to its own investors.

See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent VIWO from using the proceeds it receives from offshore financing activities to make loans to or make additional capital contributions to VIWO’s PRC subsidiaries, which could materially and adversely affect VIWO’s liquidity and its ability to fund and expand business.”

Furthermore, any cash or assets held within China might be difficult to access for operations or use outside the country due to potential government intervention or restrictions on transfers. There is no guarantee that the Chinese government will not impose such restrictions.

See “Risk Factors—Risks Related to Our Corporate Structure—We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.”

Mitigating the Risk:

To manage these challenges, VIWO has in effect, and New VIWO will implement similar cash management policies to ensure efficient and compliant fund transfers between the companies and their subsidiaries. These policies include:

Approval processes: Ensuring that only authorized personnel can initiate transactions.

Proper record-keeping: Facilitating audits and financial reviews.

Compliance with regulations: Adhering to all applicable laws, including anti-money laundering and know-your-customer rules.

Despite these measures, the risk remains that Chinese government regulations could significantly hinder New VIWO’s ability to access funds and distribute dividends to its shareholders. Investors should carefully consider this risk before investing in New VIWO.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 47.

On behalf of the Future Vision board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors

Danhua Xu Chairwoman of the Board

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Meeting virtually, the effect will be, among other things, that your ordinary shares of Future Vision will not be counted for purposes of determining whether a quorum is present at the Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Meeting. If you are a shareholder of record and you attend the Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person. Your attention is directed to the remainder of the proxy statement/prospectus following this notice for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to therein.

The accompanying Proxy Statement/Prospectus is dated [●], 2025 and first mailed to the shareholders of Future Vision II Acquisition Corp. on or about [●], 2025

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement incorporates important business and financial information about Future Vision that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Future Vision with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact the following:

Solicitation Agent:

[   ]

or

Future Vision II Acquisition Corp.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302, Pudong New District,

Shanghai, China

Attn: Chief Financial Officer

Telephone: +86 136 0300 0540

If you would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before Future Vision’s extraordinary general meeting. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about Future Vision and VIWO. You should rely only on the information contained in this proxy statement in deciding how to vote on the Business Combination. Neither Future Vision, VIWO nor the Merger Sub has authorized anyone to give any information or to make any representations other than those contained in this proxy statement. Do not rely upon any information or representations made outside of this proxy statement. The information contained in this proxy statement may change after the date of this proxy statement. Do not assume after the date of this proxy statement that the information contained in this proxy statement is still correct.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement, or the context otherwise requires, references to:

●	“Amended and Restated Memorandum and Articles of Association” are to Future Vision’s currently effective amended and restated memorandum and articles of association;

●	“Business Combination” are to the transactions contemplated by the Merger Agreement;

●	“Code” are to the Internal Revenue Code of 1986, as amended;

●	“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands, as the same may be amended from to time;

●	“directors” are to our current directors and our independent director nominees named in this prospectus;

●	“equity-linked securities” are to any debt or equity securities that are convertible, exercisable or exchangeable for our ordinary shares issued in connection with our initial business combination including but not limited to a private placement of equity or debt;

●	“founder shares” are to the 1,437,500 ordinary shares initially issued to our sponsor in a private placement prior to the IPO (for the avoidance of doubt, the founder shares will not be “public shares”);

●	“ordinary shares” are to the ordinary shares of Future Vision, par value $0.0001 per share.

●	“public units” are to the units issued in the IPO, each unit consisted of one Future Vision ordinary share, par value $0.0001, and one right to receive one-tenth (1/10) of one Future Vision ordinary share upon consummation of a business combination.

●	“IPO” are to the initial public offering of 5,750,000 units of Future Vision consummated on September 13, 2024;

●	“initial shareholders” are to our sponsor and any other holders of our founder shares prior to the IPO (or their permitted transferees);

●	“insiders” are to our officers, directors, our sponsor and any future holder of our founder shares;

●	“management” or “management team” are to our executive officers, directors, director nominees, and to our advisors unless otherwise specified;

●	“Merger Sub” are to Future Vision II Acquisition Merger Subsidiary Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Future Vision.

●	“New VIWO” are to Future Vision II Acquisition Corp. after the consummation of the Business Combination.

●	“period to consummate the initial business combination” are to the period of within 18 months from the consummation of the Public Offering (September 13, 2024) subject to extension to a maximum of 24 months by means of up to six one-month extensions as specifically set forth in our proxy statement;

●	“private rights” are to our rights which are included within the placement units being purchased by our sponsor in the private placement;

●	“private shares” are to our ordinary shares included within the placement units being purchased by our sponsor in the private placement;

●	“private units” are to the units being purchased by our sponsor, with each placement unit consisting of one placement share and one placement right to acquire 1/10th of one ordinary share;

●	“private placement” are to the private placement of 299,000 placement units at a price of $10.00 per unit, for an aggregate purchase price of $2,990,000, which occur simultaneously with the completion of the IPO;

●	“public rights” are to the rights sold as part of the units in the IPO (whether they are subscribed for in the IPO or acquired in the open market;

●	“public shareholders” are to the holders of our public shares, including our sponsor and management team to the extent our sponsor and/or members of our management team purchase public shares, provided that our sponsor’s and each member of our management team’s status as a “public shareholder” will only exist with respect to such public shares;

●	“public shares” are to our ordinary shares sold as part of the units in the IPO (whether they are purchased in the IPO or thereafter in the open market);

●	“Record Date” are to [●], 2025;

●	“representative” or “underwriter” are to Kingswood Capital Partners, LLC, which is the representative of the underwriters in the IPO;

●	“representative shares” are to the 57,500 ordinary shares to be issued to the representative in connection with the IPO; Upon the closing of an initial business combination, the Company shall issue to the Representative 28,750 ordinary shares (the over-allotment option has exercised in full);

●	“rights” are to our rights, which include the public rights as well as the placement rights to the extent they are no longer held by the initial purchasers of the placement units or their permitted transferee;

●	“Solicitation agent” are to [ ];

●	“RMB”, “Renminbi” are to the legal currency of China;

●	“sponsor” are to HWei Super Speed Co., Ltd, a British Virgin Island business company;

●	“transfer agent” are to Transhare Corporation, a full-service stock transfer agency and registrar with offices at 17755 North US Highway 19, Suite 140, Clearwater, FL 33764;

●	“trust account” are to the segregated trust account located in the United States with Wilmington Trust, National Association acting as trustee, into which we will deposit certain proceeds from the IPO and the sale of the placement units;

●	“U.S. Dollars” and “$” are to the legal currency of the United States.

●	“VIWO” are to VIWO Technology Inc., a Cayman Islands exempted company and its subsidiaries.

Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this proxy statement were made at a rate of RMB 7.1798 to US$1.00 for the fiscal year ended September 30, 2023 and a rate of RMB 7.0074 to US$1.00 for the year ended September 30, 2024.

		Page
ABOUT THIS PROXY STATEMENT/PROSPECTUS		1
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS		2
DELIVERY OF DOCUMENTS TO FUTURE VISION’S SHAREHOLDERS		4
QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR FUTURE VISION SHAREHOLDERS		5
SUMMARY OF THE PROXY STATEMENT		15
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION		42
COMPARATIVE SHARE INFORMATION		43
TRADING MARKET AND DIVIDENDS		46
RISK FACTORS		47
EXTRAORDINARY GENERAL MEETING OF FUTURE VISION SHAREHOLDERS		97
PROPOSAL NO. 1 THE BUSINESS COMBINATION PROPOSAL		106
THE MERGER AGREEMENT		126
PROPOSAL NO. 2 THE NAME CHANGE PROPOSAL		132
PROPOSAL NO. 3 THE NASDAQ PROPOSAL		133
PROPOSAL NO. 4 THE CHARTER AMENDMENT PROPOSAL		134
PROPOSAL NO. 5 THE DIRECTOR ELECTION PROPOSAL		135
PROPOSAL NO. 6 THE ADJOURNMENT PROPOSAL		136
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION		137
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS		143
INFORMATION ABOUT FUTURE VISION		151
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FUTURE VISION		154
INFORMATION ABOUT VIWO		157
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VIWO		169
IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY		178
GOVERNMENT REGULATIONS		179
DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE		190
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS		207
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE BUSINESS COMBINATION		210
SECURITY OWNERSHIP OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION		213
DESCRIPTION OF SECURITIES		215
SHARES ELIGIBLE FOR FUTURE SALE		224
ENFORCEMENT OF CIVIL LIABILITIES		226
LEGAL MATTERS		229
EXPERTS		229
SHAREHOLDER PROPOSALS AND OTHER MATTERS		229
WHERE YOU CAN FIND ADDITIONAL INFORMATION		230

Annex A	Merger Agreement dated NOVEMBER 28, 2024 by and among, VIWO Technology Inc., FUTURE VISION II Acquisition Corp. and Future Vision II Acquisition Merger Subsidiary Corp.	A-1
Annex B	Form of Amendment to Amended and Restated Memorandum and Articles of Association of FUTURE VISION	B-1

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed by Future Vision (File No. 333-[          ]) with the SEC, constitutes a prospectus of Future Vision under Section 5 of the Securities Act, with respect to the issuance of Future Vision ordinary shares to VIWO’s shareholders if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Extraordinary General Meeting at which Future Vision’ shareholders will be asked to consider and vote upon the Proposals to approve the Business Combination.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the Closing, the anticipated benefits of the Business Combination, and the financial conditions, results of operations, earnings outlook and prospects of Future Vision and VIWO during the period following the consummation of the Business Combination. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this proxy statement include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows and financial position.

The forward-looking statements are based on information available as of the date of this proxy statement/prospectus and on the current expectations, forecasts and assumptions of the management of Future Vision and VIWO and involve a number of judgments, risks and uncertainties, and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Future Vision and the following:

●	VIWO’s limited operating history;

●	the ability to generate revenues, and raise sufficient financing to meet working capital requirements;

●	the ability to pursue and effectively develop new product opportunities and acquisitions and to obtain value from such product opportunities and acquisitions;

●	market acceptance of VIWO’s services and new services from time to time and ability to identify or discover additional product and service candidates;

●	the ability to maintain and obtain required licenses;

●	competition from similar service providers;

●	protection of VIWO’s intellectual property rights and compliance with the terms and conditions of current and future licenses with third parties;

●	infringement on the intellectual property rights of third parties and claims for remuneration or royalties for assigned service invention rights;

●	reliance on third-party collaborators;

●	the ability to manage the growth of the business;

●	the ability to attract and retain key employees or to enforce the terms of noncompetition agreements with employees;

●	the failure to comply with applicable laws and regulations;

●	potential security breaches, including cybersecurity incidents;

●	costs associated with being a public company; and

●	other factors discussed in the section of this proxy statement entitled “Risk Factors” beginning on page 47.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this proxy statement.

DELIVERY OF DOCUMENTS TO FUTURE VISION’S SHAREHOLDERS

Pursuant to the rules of the SEC, Future Vision and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement, unless Future Vision has received contrary instructions from one or more of such shareholders. Upon written or oral request, Future Vision will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Future Vision Shareholders receiving multiple copies of the proxy statement may likewise request that Future Vision deliver single copies of the proxy statement in the future. Future Vision Shareholders may notify Future Vision of their requests by contacting Future Vision as follows:

Future Vision II Acquisition Corp.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302, Pudong New District,

Shanghai, China

Attn: Chief Financial Officer

Telephone: +86 136 0300 0540

or

Solicitation Agent

[   ]

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

FOR FUTURE VISION SHAREHOLDERS

Q: What is the purpose of this document?

A: The purpose of this document is to notify you of the Extraordinary General Meeting of the Shareholders of Future Vision.

Future Vision, VIWO Technology Inc., a Cayman Islands exempted company (“VIWO”) and Future Vision II Acquisition Merger Subsidiary Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Future Vision (the “Merger Sub”), have agreed to a Business Combination under the terms of a Merger Agreement, dated as of November 28, 2024, as amended on December 10, 2024, (as it may be amended from time to time, the “Merger Agreement”). Under the terms of the Business Combination, Merger Sub will merge with and into VIWO, with VIWO surviving the merger. As a result, VIWO will be a wholly-owned subsidiary of Future Vision. The former securityholders of VIWO will receive 9,950,250 Future Vision ordinary shares as consideration. The Merger Agreement is attached to this proxy statement as Annex A, the Merger Agreement is incorporated into this proxy statement by reference. You are encouraged to read this proxy statement, including “Risk Factors” and all the annexes hereto.

The public units that were issued in Future Vision’s initial public offering (the “IPO”) each consist of one public share and one right entitling the holder thereof to receive one-tenth (1/10) of one ordinary share. In connection with the business combination, Future Vision public shareholders will be entitled to redeem their Future Vision public shares for a pro rata share of the trust account that holds the proceeds of the IPO that closed on September 13, 2024 (the “trust account”) net of taxes payable.

Simultaneously with the consummation of the IPO completed on September 13, 2024, we consummated the private placement of an aggregate of 299,000 private units, which were sold and issued to our Sponsor. The Future Vision private units are identical to the Future Vision public units sold in the IPO, except that the Future Vision private units, so long as they are held by our Sponsor, (i) will not be redeemable by us, (ii) may not be transferred, assigned or sold by the holders until the completion of our initial business combination, and (iii) will be entitled to registration rights.

The Future Vision public units, Future Vision public shares, and Future Vision public rights are currently listed on the Nasdaq Capital Market. Only holders of Future Vision ordinary shares are receiving this proxy statement and are entitled to vote on the Proposals.

We are required under our Amended and Restated Memorandum and Articles of Association and the rules of the Nasdaq Stock Market Inc. to obtain approval of our shareholders for the Business Combination and other matters described herein.

Our public shareholders should note that because our Sponsor, Hwei Super Speed Co., Ltd., and our IPO underwriter, Kingswood Capital Partners, LLC, own in the aggregate approximately 23.78% of Future Vision ordinary shares as of the record date and each of them have agreed to vote their Future Vision shares in favor of the Business Combination Proposal. As a result, in the event that only the minimum number of shares representing a quorum is present at a shareholders’ meeting held to vote on our initial business combination, the percentage of non-affiliated public shares that is necessary to meet the simple majority requirement (i.e., an ordinary resolution) to approve the business combination agreement and other proposals is any number greater than 1.22% (approximately 92,000 ordinary shares) of the total outstanding shares of Future Vision.

This proxy statement contains important information as required under the rules and regulations of the Securities and Exchange Commission (the “SEC”) about the proposed Business Combination and the other matters to be acted upon at the extraordinary general meeting of Future Vision shareholders. You should read it carefully.

Q: What is being voted on?

A: Below are the proposals on which Future Vision shareholders are being asked to vote:

1.	To approve, as an ordinary resolution, the Merger Agreement, a copy of which is attached herein as Annex A, and the transactions contemplated therein. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

2.	To approve, as a special resolution, (i) the change of name by Future Vision from “Future Vision II Acquisition Corp.” to “VIWO Inc.” upon the consummation of the Business Combination, subject to and conditional upon the necessary approval of the Registrar of Companies of the Cayman Islands, (ii) clause 1 of the current memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 1 “The name of the Company is VIWO Inc.” to reflect the change of name and (iii) the registered office provider and directors of the Company be authorized to undertake all such matters and actions, as may be required to give effect to this resolution. This proposal is referred to as the “Name Change Proposal” or “Proposal No. 2.”

3.	To approve, as an ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Future Vision ordinary shares in connection with the Business Combination. This proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

4.	To approve, as a special resolution, the adoption of the amended and restated memorandum and articles of association, substantially in the form attached herein as Annex B, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, effective from the completion of the Business Combination to reflect the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination. This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

5.	To approve, as an ordinary resolution, the election of each of Fidel Yang, Eric Wu, Jrang Teen, Shuding Zeng and Zhengcai Liu to serve as directors on the board of directors of New VIWO upon the consummation of the Business Combination. This proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

6.	To approve, as an ordinary resolution, the adjournment of the extraordinary general meeting, if necessary or advisable, in the event Future Vision does not receive the requisite shareholder vote to approve one or more proposals presented to shareholders for vote. This proposal is called the “Adjournment Proposal” or “Proposal No. 6.”

Q: What is the consideration being paid to VIWO shareholders in connection with the Business Combination?

A: We estimate that the VIWO shareholders will receive approximately 9,950,250 Future Vision ordinary shares, which is determined by the equity valuation of $100 million representing 100% of the equity of VIWO, and dividing the equity valuation by $10.05, which represents the equity valuation of one Future Vision ordinary share.

Prior to the consummation of the Business Combination, Future Vision public shareholders will be provided with the opportunity to partake in share redemption (discussed elsewhere in this proxy statement/prospectus). The amount of redemptions of public shareholders’ shares will not alter the amount of consideration issued in consideration shares to the VIWO shareholders nor change the equity value of $100 million.

However, the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement requires that Future Vision having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Future Vision’s public shareholders) immediately prior to or upon the Closing. In the maximum redemption scenario, when 5,750,000 Future Vision Public Shares are redeemed, net tangible assets of Future Vision will be less than $5,000,001, Future Vision’s failure to maintain compliance with the net tangible assets requirement will result in termination of the Merger.

Q: Following the closing of the Business Combination, what percentage of the combined company will the former Future Vision public shareholders own?

A: Assuming (i) there are no redemptions of the public shares, (ii) the issuance of 9,950,250 Future Vision ordinary shares to the VIWO shareholders pursuant to the Merger Agreement, (iii) the issuance of Future Vision ordinary shares upon the conversion of the Future Vision public and private rights and (iv) 28,750 Future Vision ordinary shares issuable as deferred underwriting commission of the IPO, Future Vision will have an aggregate of approximately 18,127,899 ordinary shares issued and outstanding. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision ordinary share of the New VIWO will be as follows:

●	Future Vision public shareholders will own 5,750,000, approximately 31.72%, of the outstanding Future Vision ordinary shares;

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 9.74% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 3.17% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 54.89% of the outstanding Future Vision ordinary shares;

Assuming (i) redemption by holders of all of Future Vision’s public shares (except shares owned by the SPAC Sponsor and parties to the Insider Letter Agreement (Exhibit 10.6) that agreed not redeem their ordinary shares) and; (ii) the issuance of 9,950,250 Future Vision ordinary shares at closing to the VIWO shareholders, (iii) the issuance of Future Vision ordinary shares upon the conversion of the Future Vision public rights and private rights, and (iv) 28,750 ordinary shares issuable as deferred underwriting commission of the IPO, Future Vision will have approximately 12,377,899 shares issued and outstanding at closing of the Business Combination. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision ordinary shares of the post-Merger company will be as follows:

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 14.27% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 4.65% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 80.39% of the outstanding Future Vision ordinary shares;

If the actual facts are different than these assumptions, the percentage ownership retained by our public shareholders following the Business Combination will be different. The numbers of Future Vision Shares and percentage interests set forth above are based on a number of additional assumptions, including that VIWO does not issue any additional equity securities prior to the Business Combination. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different.

Assuming no redemptions of the Future Vision public shares issued in our IPO, the combined company would have a pro forma valuation of approximately $182 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

Assuming maximum redemptions of the Future Vision public shares issued in our IPO, the combined company would have a pro forma valuation of approximately $124 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

The consummation of the Merger and the other transactions contemplated by the Business Combination Agreement requires that Future Vision having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Future Vision’s public shareholders) immediately prior to or upon the Closing. In the maximum redemption scenario, when 5,750,000 Future Vision Public Shares are redeemed, net tangible assets of Future Vision will be less than $5,000,001, Future Vision’s failure to maintain compliance with the net tangible assets requirement will result in termination of the Merger.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Q: Do Future Vision’s Sponsor, or any of Future Vision’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A: Future Vision’s Sponsor, directors and officers have interests in the Business Combination that are different from, or in additional to your interests as a public shareholder. You should keep in mind the following interests of Future Vision’s directors and officers:

●	If the proposed Business Combination is not completed by the date that is 18 months from the closing of the IPO, or March 13, 2026, the 1,437,500 Initial Shares held by Future Vision’s Sponsor, which were acquired prior to the IPO for an aggregate purchase price of $25,000 (or $0.017 per share), will be worthless. The accretion in value of the founder shares over the purchase price paid by the Sponsor for such shares would result in the Sponsor earning a positive rate of return on its investment, which could occur even if other Future Vision shareholders experience a negative rate of return on their investment in the post-Business Combination company.

●	If the proposed Business Combination is not completed by the date that is 18 months from the closing of the IPO, or March 13, 2026 (or up to 24 months from the closing of the Initial Public Offering), the 299,000 Future Vision private units purchased by our Sponsor, for a total purchase price of $2,990,000, will be worthless.

●	The exercise of Future Vision’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Future Vision’s shareholders’ best interest.

●	If the Business Combination with VIWO is completed, Future Vision will designate one member to the Board of Directors of the post Business combination company. Shuding Zeng, who is an independent director of Future Vision.

●	Future Vision’s Sponsor has extended working capital loans in the aggregate principal amount of $[●]to Future Vision. Such working capital loans evidenced by a promissory note and will either be paid upon consummation of the Business Combination, without interest, or, at holder’s discretion, converted into additional private units at a price of $10.00 per unit. These private units would be identical to the private units held by the Sponsor.

●

Directors, officers and founders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us. Presently, none of the Sponsor or our directors, officers and their affiliates have incurred any out-of-pocket expenses that are subject to reimbursement.

●	If Future Vision does not consummate the Business Combination by March 13, 2026 (unless further extended by the Future Vision board upon the funding of additional contribution to the trust account based on the amount of $191,475 ($0.0333 per Future Vision public share) at each extension), Future Vision will be required to dissolve and liquidate and the securities held by Future Vision’s insiders will be worthless because such holders have agreed to waive their rights to any liquidation distributions.

See “Risk Factors — Risks Related to information about Future Vision as a SPAC — Future Vision’s directors and officers may have certain conflicts in determining to recommend the Business Combination with VIWO, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder” and “Because Future Vision’s Sponsor and its officers and directors own Future Vision Shares which will not participate in liquidation distributions and, therefore, they will lose their entire investment in us and face other financial consequences if the Business Combination is not completed, and they may have a conflict of interest in determining whether the Business Combination is appropriate.”

Q: When and where is the extraordinary general meeting of Future Vision’s shareholders?

A: The extraordinary general meeting will be held virtually on [●], 2025, at [●] a.m., Eastern time.

To better meet practical needs, the Board determined that the extraordinary general meeting will be a virtual meeting conducted exclusively via live webcast. You will be able to attend the extraordinary general meeting online, vote, view the list of shareholders entitled to vote at the extraordinary general meeting and submit your questions during the extraordinary general meeting by visiting [https://●]. The meeting webcast will begin promptly at [●] a.m., Eastern time. We encourage you to access the meeting prior to the start time, and you should allow ample time for the check-in procedures. Because the extraordinary general meeting will be a completely virtual meeting, there will be no physical location for shareholders to attend.

Q: Who may vote at the extraordinary general meeting of shareholders?

A: Only holders of record of Future Vision Shares as of the close of business on [●], 2025, the Record Date, may attend and vote at the extraordinary general meeting of shareholders. As of the Record Date, there were 7,544,000 Future Vision Shares issued and outstanding and entitled to vote.

Please see “Extraordinary general Meeting of Future Vision shareholders — Record Date; Who is Entitled to Vote” for further information.

Q: What is the quorum requirement for the extraordinary general meeting of shareholders?

A: One or more shareholders representing at least a majority of the Future Vision ordinary shares issued and outstanding as of the Record Date and entitled to vote at the extraordinary general meeting must be present in person or represented by proxy in order to hold the extraordinary general meeting and conduct business. This is called a quorum. The Sponsor, who beneficially own approximately 23.01% of the issued and outstanding Future Vision ordinary shares as of the Record Date, will count towards this quorum. Future Vision ordinary shares will be counted for purposes of determining whether there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card. If a quorum is not present within 15 minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same time and place in the next week or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting to commence, the meeting shall be dissolved. If you are a beneficial owner of Future Vision ordinary share and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present for purposes of determining whether a quorum exists.

Q: What vote is required to approve the Proposals?

A: The approval of the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal (Proposals 1, 3, 5, and 6) will each require an ordinary resolution, being a resolution passed by a simple majority of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The approval of the Name Change Proposal and Charter Amendment Proposal (Proposals 2 and 4) will each require a special resolution, being a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for this proposal.

Q: How will the Sponsor vote?

A: Future Vision’s Sponsor, who as of the Record Date owned 1,736,500 ordinary shares of an aggregate of (i) the 1,437,500 founder shares, and (ii) 299,000 private units, or approximately 23.01% of the issued and outstanding Future Vision ordinary shares. The Sponsor has agreed to vote its Future Vision ordinary shares acquired by them prior to and in conjunction with the IPO in favor of each of the Proposals, including the Business Combination Proposal. Future Vision’s Sponsor has also agreed that they will vote any shares it purchases or will purchase in the open market since the IPO in favor of each of the other Proposals.

Q: Am I required to vote against the Business Combination Proposal in order to have my Future Vision ordinary shares redeemed?

A: No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Future Vision redeem your ordinary shares for cash equal to your pro rata share of the aggregate amount then on deposit in the trust account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the trust account, net of taxes payable). These rights to demand redemption of Future Vision ordinary shares for cash are referred to herein as redemption rights. If the Business Combination is not completed, then holders of Future Vision ordinary shares electing to exercise their redemption rights will not be entitled to receive such payments.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination. Any public shareholder who holds shares of Future Vision on or before [●], 2025, the Record Date will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

To vote its public shares on the Business Combination Proposal at the extraordinary general meeting, a shareholder must be a shareholder as of [●], 2025, the Record Date. You will not be able to redeem your shares upon consummation of the Business Combination unless you have either (i) have a written agreement from the seller/transferor of the public shares whereby the seller/transferor agrees to vote the shares in accordance with your instructions, or (ii) obtain a proxy from the seller/transferor which authorizes you to vote the public shares held in record name of the seller/transferor and must actually vote such public shares on the Business Combination Proposal.

Q: Do I have redemption rights?

A: Shareholders (other than our Sponsor) may redeem their Future Vision ordinary shares provided that you own your Future Vision public shares when you submit the request in writing to Future Vision’s transfer agent to redeem your public shares into cash, you will be able to exercise redemption rights with respect to your public shares. You must be a shareholder as of the Record Date for the extraordinary general meeting. Accordingly, if you own your public shares on the Record Date but transfer your public shares after the Record Date but before the extraordinary general meeting, you will not be able to exercise redemption rights with respect to your public shares.

If you transfer your shares after the Record Date, but before the extraordinary general meeting, unless the purchaser/transferee obtains from you a proxy to vote those public shares, you would retain your right to vote at the extraordinary general meeting. However, you will not be able to exercise the redemption rights with respect to the public shares because you no longer own such shares.

However, a redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. You may not elect to redeem your shares prior to the completion of the Business Combination.

The Future Vision public units that were issued in Future Vision’s IPO, each consist of one Future Vision ordinary share, and one right to acquire one-tenth (1/10) of one ordinary share. Assuming the Proposed Business Combination closes, Future Vision shareholders (except for our Sponsor and other insiders) who elect their redemption right will be entitled to redeem their Future Vision ordinary shares for a pro rata share of the trust account net of taxes payable.

Future Vision’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO. Therefore, any persons who hold more than 15% of our shares will not be able to redeem any shares in excess of the 15% limitation.

Q: How do I exercise my redemption rights?

A: If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●], 2025 (two (2) business days before the extraordinary general meeting), that Future Vision redeem your shares into cash; and (ii) submit your request in writing to Future Vision’s transfer agent, Transhare Corporation, offices at 17755 North US Highway 19, Suite 140, Clearwater, FL 33764, and deliver your shares to Future Vision’s transfer agent physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two (2) business days before the extraordinary general meeting.

Any corrected or changed written demand of redemption rights must be received by Future Vision’s transfer agent no later than two (2) business days before the extraordinary general meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days before the extraordinary general meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination. Provided public shareholders own their shares on the Record Date (or obtain a written agreement or proxy from the seller/transferor who owned such shares on the Record Date), any public shareholder who continues to hold such Future Vision Shares on or before [●], 2025 (two (2) business days before the extraordinary general meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination).

Any request for redemption, once made, may be withdrawn at any time up to two (2) days prior to the date of the extraordinary general meeting of Future Vision shareholders. The actual per share redemption price will be equal to the aggregate amount then on deposit in the trust account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the trust account, net of taxes payable), divided by the number of Ordinary Share sold in the Initial Public Offering. Please see the section entitled “Extraordinary general Meeting of Future Vision shareholders — Redemption Rights” for more information on the procedures to be followed if you wish to redeem your Future Vision Shares for cash.

Q: What is the material U.S. federal income tax consequences of the Business Combination?

A: Public Shareholders who do not exercise their redemption rights will retain their Future Vision Ordinary Shares and will not receive any additional Future Vision Ordinary Shares or other consideration in the Merger. As a result, there will be no material U.S. federal income tax consequences as a result of the Merger to the current holders of Future Vision Ordinary Shares, regardless of whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Furthermore, although the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the parties to the Merger Agreement intend to report the Merger consistent with such qualification, such treatment is not a condition to completion of the Merger. If the Business Combination so qualifies, no gain or loss should be recognized by U.S. Holders as a result of the Business Combination. If the Business Combination does not so qualify as a reorganization within the meaning of Section 368(a) of the Code, it will be treated as a taxable stock sale. See the section entitled “United States Federal Income Taxation Relating to Redeeming shareholders”

Q: How can I vote?

A: If you were a holder of record Future Vision ordinary shares on the Record Date for the extraordinary general meeting of Future Vision shareholders, you may vote with respect to the applicable Proposals in person at the extraordinary general meeting of Future Vision shareholders via the live webcast, or by submitting a proxy by mail so that it is received prior to [●] a.m. on [●], 2025, in accordance with the instructions provided to you under “Extraordinary general Meeting of Future Vision shareholders.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your bank, broker or other nominee in advance of the extraordinary general meeting to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide your bank, broker or other nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting of Future Vision shareholders and vote in person, obtain a proxy from your bank, broker or other nominee.

Q: If my shares are held in “street name” by my bank, broker or other nominee, will they automatically vote my shares for me?

A: No. Under the rules of various national securities exchanges, your bank, broker or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your bank, broker or other nominee. Future Vision believes the Proposals are non-discretionary and, therefore, your bank, broker or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or other nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. You should instruct your broker to vote your Future Vision Shares in accordance with directions you provide.

If your shares are held in “street name” through a broker, bank or other nominee, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. Many banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

Q: What if I abstain from voting or fail to instruct my bank, broker or other nominee on how to vote my shares?

A: Future Vision will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the extraordinary general meeting of Future Vision shareholders. For purposes of approval, an abstention on any of the Proposals will have the same effect as a vote “AGAINST” such Proposal.

If you are a “street name” holder and you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your Future Vision Ordinary Share; this indication that a bank, broker or nominee is not voting your Future Vision Ordinary Share is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your Future Vision Ordinary Share only if you provide instructions on how to vote. You should instruct your broker to vote your Future Vision Ordinary Share in accordance with directions you provide. However, if your broker does not vote, your shares will not be counted as present for the purposes of establishing a quorum.

Q: What will happen if I return my proxy card without indicating how to vote?

A: If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Future Vision Ordinary Share represented by your proxy will be voted in favor of each Proposal and for each of the nominees for election to our Board of Directors. Proxy cards that are returned without a signature will not be counted as present at the extraordinary general meeting and cannot be voted.

Q: Can I change my vote after I have mailed my proxy card?

A: Yes. You may change your vote at any time before your proxy is voted at the extraordinary general meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the extraordinary general meeting in person and casting your vote by ballot or by submitting a written revocation stating that you would like to revoke your proxy that we receive prior to the extraordinary general meeting. If you hold your shares through a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[●]

or

Future Vision II Acquisition Corp.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302, Pudong New District,

Shanghai, China

Attn: Chief Financial Officer

Telephone: +86 136 0300 0540

Q: Should I send in my share certificates now?

A: Future Vision shareholders who intend to have their Future Vision Shares redeemed should send their certificates to Future Vision’s transfer agent at least two (2) business days before the extraordinary general meeting. Please see “Extraordinary general Meeting of Future Vision shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Ordinary Share for cash.

Q: When is the Business Combination expected to occur?

A: Assuming the requisite shareholder approvals are received and all other conditions to closing satisfied, Future Vision expects that the Business Combination will occur no later than [●], 2025.

Q: May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A: No. Appraisal rights are not available to holders of Future Vision ordinary shares in connection with the proposed Business Combination. For additional information, see the sections entitled “Extraordinary general Meeting of Future Vision shareholders — Appraisal Rights.”

Q: What happens if I sell my Future Vision Shares before the Meeting?

A: The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your Future Vision Shares after the Record Date, but before the extraordinary general meeting, unless the transferee obtains from you a proxy or a written agreement to vote those shares, you would retain your right to vote at the extraordinary general meeting, but will not hold an interest in Future Vision after the Business Combination is consummated. If you transfer your Future Vision Shares after the Record Date but before the extraordinary general meeting, you will no longer have the right to exercise redemption rights with respect to your Future Vision Shares.

Q: Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A: Yes. There are several risks related to the Business Combination and other transactions contemplated by the Merger Agreement, that are discussed in this proxy statement. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 47 of this proxy statement.

Q:What happens to my Rights if the Business Combination with VIWO is consummated?

A:Each holder of a Future Vision’s Right will receive one-tenth (1/10) of a New VIWO ordinary share upon consummation of our Business Combination with VIWO. Each Future Vision Unit that is outstanding immediately prior to the Effective Time will be automatically separated into one Future Vision Ordinary Share and one-tenth of one Future Vision Ordinary Share (as the Future Vision Rights included therein will automatically convert into Future Vision Ordinary Shares in accordance with the terms of the Future Vision Rights). As soon as practicable upon the consummation of our Business Combination, we will direct registered holders of the rights to return their rights to our rights agent-Transhare Corporation. Upon receipt of the rights, the rights agent will issue to the registered holder of such right(s) the number of full ordinary shares to which he, she or it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for ordinary shares should take no more than a matter of days. No fractional New VIWO ordinary shares will be issued in connection with the conversion of the rights, and any fractional entitlement will be rounded down to the nearest whole ordinary share.

Further, even if a shareholder votes no to the business combination and/or redeems their ordinary shares, the public rights owner will still automatically receive their proportionate share of ordinary shares underlying the public rights if the business combination closes.

Q: What happens if the Business Combination is not consummated?

A: After giving effect to the amendment to its Amended and Restated Memorandum and Articles of Association on September 13, 2024, if Future Vision does not consummate a Business Combination by March 13, 2026, unless the Board of Directors approves up to six (6) one-month extensions to complete its initial business combination (subject to the contribution of $191,475 ($0.0333 per Future Vision public share) to the Trust Account for each additional extension), or we obtain the approval of Future Vision shareholders to extend the deadline for it to consummate an initial business combination, then pursuant to our Amended and Restated Memorandum and Articles of Association, Future Vision’s officers must take all actions necessary in accordance with the Cayman Islands law to dissolve and liquidate Future Vision as soon as reasonably practicable. Following dissolution, Future Vision will no longer exist as a company. In any liquidation, the funds held in the trust account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of Future Vision ordinary shares who acquired such ordinary shares in Future Vision’s IPO or in the aftermarket. The closing price of Future Vision’s ordinary share on the Nasdaq Capital Market as of the Record Date of [●], 2025 was $[●]. Future Vision’s Sponsor waived the right to any liquidation distribution with respect to any Future Vision ordinary shares held by them.

Q: What happens to the funds deposited in the trust account following the Business Combination?

A: Following the closing of the Business Combination, funds in the trust account will be released to Future Vision. Holders of Future Vision ordinary shares exercising redemption rights will receive their per share redemption price. The balance of the funds will be utilized to fund the Business Combination. As of [●], 2025, the Record Date, there was $[●] in Future Vision’s trust account; based upon which amount approximately $[●] per outstanding share issued in Future Vision’s IPO, include taxes payable, will be paid to the public investors that elect to redeem Future Vision ordinary shares. Any funds remaining in the trust account after such payments will be used for future working capital and other corporate purposes of the combined entity.

Q: Who will solicit the proxies and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A: Future Vision will pay the cost of soliciting proxies for the Extraordinary General Meeting. Future Vision has engaged [●] as its solicitation agent to assist in the solicitation of proxies for the Extraordinary General Meeting. Future Vision has agreed to pay the solicitation agent a fee for such services. Future Vision will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Future Vision Shares for their expenses in forwarding soliciting materials to beneficial owners of the Future Vision Shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: How does Future Vision’s Board of Directors recommend that I vote?

A: The Future Vision Board of Directors recommends that its shareholders vote or give instruction to vote:

●	FOR Proposal No. 1, the Business Combination Proposal;

●	FOR Proposal No. 2, the Name Change Proposal;

●	FOR Proposal No. 3, the Nasdaq Proposal;

●	FOR Proposal No. 4, the Charter Amendment Proposal;

●	FOR Proposal No. 5, the Director Election Proposal; and

●	FOR Proposal No. 6, the Adjournment Proposal.

You should read “Business Combination Proposal: Approval of the Business Combination — Future Vision’s Board’s Reasons for Approval of the Business Combination” beginning on page 113 for a discussion of the factors that our Board of Directors considered in deciding to recommend the approval of the Business Combination Proposal.

Q: How many votes do I and others have?

A: You are entitled to one vote for each Future Vision ordinary share that you held as of the Record Date. As of the close of business on the Record Date, there were 7,544,000 issued and outstanding Future Vision ordinary shares. Public rights do not have voting rights.

Q: Who can help answer my questions?

A: If you have questions about the Proposals or if you need additional copies of this proxy statement or the enclosed proxy card you should contact Future Vision’s proxy solicitor at:

Solicitation Agent

[●]

You may also obtain additional information about Future Vision from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement executed among Future Vision, VIWO, and Merger Sub which is attached as Annex A and the section entitled “Risk Factors” beginning on page [47]. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights related to voting, any redemption rights and in the Business Combination.

The Parties to the Business Combination

Future Vision II Acquisition Corp.

Future Vision II Acquisition Corp. is a Cayman Islands exempted company incorporated as a blank check company under the Companies Act (As Revised) of the Cayman Islands on January 30, 2024 (“Future Vision”), formed for the purpose of engaging in a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, with one or more target businesses or entities. Future Vision does not have any business operations. Future Vision is a type of company commonly referred to as a Special Purpose Acquisition Company, or SPAC.

On September 13, 2024, Future Vision consummated the IPO of 5,750,000 units (the “public units”), inclusive of the over-allotment option of 750,000 public units. Each public unit consisted of one Future Vision ordinary share, par value $0.0001 (“public share”), and one right to receive one-tenth (1/10) of one Future Vision ordinary share upon consummation of a business combination (“public rights”). The public units were sold at an offering price of $10.00 per unit, generating gross proceeds of $57,500,000. Simultaneously with the closing of the IPO, Future Vision consummated a private placement with its sponsor, HWei Super Speed Co., Ltd (the “Sponsor”) for the purchase of 299,000 private units (the “private units”) at a price of $10.00 per private unit, generating total proceeds of $2,990,000, pursuant to the Placement Unit Purchase Agreement dated September 13, 2024. Each Future Vision private unit is identical to public units sold in the IPO, except that the private units, so long as they are held by the Sponsor, (i) will not be redeemable by Future Vision or entitled to liquidation distributions, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until the completion of a business combination, (iii) will be entitled to registration rights. Meanwhile, 57,500 ordinary shares were issued to the representative, Kingswood Capital Partners LLC, at the closing of the IPO as representative shares (“representative shares”), and 28,750 representative shares will be issued as the deferred underwriting commission at the consummation of a business combination.

As of September 13, 2024, a total of $57,500,000 of the net proceeds from the IPO, and a portion of the proceeds from the sale of the private units were deposited in a trust account established for the benefit of the Future Vision’s public shareholders. As of December 31, 2024, the amount held in trust was $ 58,605,697 (“Trust Account”).

Since the IPO, Future Vision’s sole business activity has been identifying and evaluating suitable acquisition transaction candidates and engaging in non-binding discussions with potential target entities. Other than the proposed Business Combination with VIWO, Future Vision is not a party to any binding agreement with any other target entity. Please refer to the section titled “Proposal No. 1 The Business Combination Proposal — Background of the Business Combination” for details.

Future Vision presently has no revenue and has had losses since inception from incurring formation and operating costs since completion of our IPO. The public units, public shares and public rights are each quoted on the Nasdaq Capital Market, under the symbols “FVNNU,” “FVN”, and “FVNNR”, respectively. Future Vision public units commenced trading on the Nasdaq Capital Market on September 13, 2024. Public shares, and public rights commenced trading on the Nasdaq Capital Market on November 4, 2024. Future Vision’s principal offices are located at Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China.

Pursuant to Future Vision’s current Amended and Restated Memorandum and Articles of Association, Future Vision’s board of directors has the ability to further extend the period of time to consummate a business combination up to six additional times after the IPO, each by an additional one month. In order to extend the time available for Future Vision to consummate a business combination, the Sponsor must deposit into the Trust Account an amount of $191,475 ($0.0333 per Future Vision public share) on or prior to the date of the applicable deadline, for each one-month extension.

Merger Sub

Future Vision II Acquisition Merger Subsidiary Corp. is a Cayman Islands exempted company and wholly owned subsidiary of Future Vision, incorporated on November 12, 2024, by Future Vision to consummate a business combination. Merger Sub owns no material assets and does not operate any business.

VIWO

The information in this section of the summary describes the current and proposed business and operations of VIWO. Unless the context otherwise requires, all references in this section to “VIWO,” “we,” “us,” or “our” refer to the current and proposed business and operations of VIWO Technology Inc.

Overview

VIWO is an innovation-driven technology company specializing in Martech (marketing technology) services, as well as software development services. VIWO’s mission is to drive business growth and enhance corporate value for its customers. VIWO assists customers across various industries in achieving digital upgrades and transformations, thereby creating future value. VIWO is committed to continuous technological innovation with the aim of industrializing Business intelligence digital technology.

Corporate Structure

The following diagram sets forth the structure of VIWO as of the date of this proxy statement:

VIWO Technology Inc.
(Cayman)
100%
100%
Offshore
VIWO Technology (HK) Co., Limited
Viwo Technology Limited
Onshore
100%
100%
Beijing Viwotong Technology Co., Ltd
Shenzhen Viwotong Technology Co., Ltd
100%
Beijing Weiyun Spacetime Technology Co., Ltd
100%
100%
Beijing Younike Information Technology Co., Ltd
Guangzhou Tapuyu Internet Technology Co., Ltd

On April 15, 2021, VIYI Technology Limited (“VIYI HK”) established VIWO Technology Limited (“VIWO Tech”) in Hong Kong, holding 55% of the shares. VIYI Technology Limited is a wholly-owned subsidiary of MicroAlgo Inc., a Cayman Islands exempted company listed on NASDAQ (NASDAQ: MLGO).

On July 19, 2021, VIWO Tech established a wholly-owned subsidiary, Shenzhen Viwotong Technology Co. Ltd (SZ Viwotong), in China.

On November 1, 2021, SZ Viwotong acquired 100% equity of Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese southern region cities, being major cities in the Guangdong province and surrounding provinces.

On January 1, 2023, SZ Viwotong acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“BJ Younike”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese northern region cities, being major cities in the provinces surrounding Beijing.

On June 5, 2023, VIYI HK established a wholly-owned subsidiary CDDI Capital Ltd (“CDDI”) in BVI.

On June 27, 2023, CDDI established VIWO Technology Inc. (“VIWO”) in the Cayman Islands, owning 55% of the shares. VIWO was incorporated under the laws of the Cayman Islands under the name of VIWO AI Technology Inc, on November 3, 2023, the Company changed the name to VIWO Technology Inc. VIWO’s principal executive offices are located at 1002(28), 10th Floor, West Tanzhou Building, 1 Chang ‘an Street, Miyun District, Beijing, China (100000). VIWO’s telephone number at this address is 086-010-53384913. VIWO’s registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

On July 31, 2023, VIYI HK transferred 100% of the equity interests it owns in VIWO Tech to VIWO (representing 55% of the total outstanding shares of VIWO).

On December 20, 2023, VIWO established VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong, and on January 23, 2024, we established a wholly-owned subsidiary, Beijing Viwotong Technology Co. Ltd (“BJ Viwotong”).

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In February, 2024, SZ Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Viwotong, then in November, 2024, BJ Viwotong transferred those equity to BJ Weiyun for the purpose of easy for group management.

As of the date of this proxy statement, we have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

Our Competitive Advantages

Frontrunner of Business intelligence Digital Technology Service Solutions

Business intelligence is essentially the process of taking data and turning it into actionable insights that can help businesses make better decisions. As a provider of Business intelligence digital technology service solutions in China, we leverage advanced technologies to deliver high-quality business intelligence digital technology and data products to our customers. Our technological leadership enhances our customers’ competitiveness in the market.

Our extensive business experience and numerous service cases enable us to deeply understand the diverse needs and challenges faced by customers across various industries. This expertise allows us to provide tailored and effective solutions, fostering greater trust and support from our clients.

Evolving Smart Digital Technology Service Solution Provider

As an evolving provider of smart digital technology service solutions, we leverage the strength and innovative capabilities of our robust R&D team to introduce cutting-edge business intelligence products and solutions. Our commitment to innovation ensures that we remain at the forefront of the market, effectively addressing the ever-changing needs and challenges of our customers.

We continuously optimize our Business intelligence digital technology service solutions by investing resources in research, development, and the integration of new technologies. Additionally, we focus on refining our organizational structures and processes to enhance our solutions. This ongoing commitment to improvement and innovation enables us to deliver superior value to our customers.

Cutting-edge technical capabilities and high-quality user experience

We have leading technical capabilities in the field of Business intelligence digital technology services. These technical capabilities can help us better analyze and mine data resources and provide more accurate and efficient information services.

We have established a complete user experience management and improvement mechanism to better collect and analyze customer feedback and needs, continuously improve products and services, and increase user satisfaction and loyalty. This kind of systematic user experience management can enable us to gain higher user recognition and reputation in the market.

Experienced Management Team

Our company greatly benefits from the extensive experience of our founders and senior management team, who have successfully navigated the growth of China’s burgeoning Business Intelligence industry. Our management team possesses both the technical expertise and the management experience necessary to drive the company’s growth.

Prior to founding our company, our CEO, Fidel Yang, accumulated 15 years of experience in the telecommunications, Internet, and technology sectors. He has extensive operational and management experience in communications, Internet, media, and other industries. We believe that the collective experience and insights of our management team have been, and will continue to be, instrumental in paving the way for our success.

Our management team is further supported by a research and development team with strong academic backgrounds and industry expertise in Business intelligence digital technologies.

Our Services

Our Martech services

VIWO offers Martech services, a data-driven approach that utilizes Business intelligence (BI) to enhance our customers’ marketing effectiveness. Martech integrates technology and data analysis to optimize marketing processes across digital channels.

“Business intelligence (BI)” encompasses the delivery of services leveraging contemporary data warehouse technology, online analytical processing (OLAP), data mining, and data visualization techniques to facilitate in-depth data analysis and enhance commercial value. The essence of Business Intelligence is to integrate, analyze and visualize historical commercial or otherwise useful data to provide customers with data-driven decision-making support. In VIWO’s Martech business, Business Intelligence helps customers analyze the historical performance of different advertising channels, identify platforms with high conversion rates, or determine the key touchpoints in the customer conversion path through algorithmic models. The output of BI usually takes the form of static charts and reports, due to its high dependence on predefined business rules and structured data, its application scenarios are usually limited to specific industries or within enterprises, such as optimizing advertising budget allocation, customer segmentation or supply chain efficiency analysis.

Our services utilize advanced technological means such as algorithms, big data and cloud computing to conduct in-depth analyses on user behaviors, preferences and demands on multi-channel platforms, including analyzing relevant information like keywords, product features and customer characteristics, so as to accurately deliver personalized marketing content and services.

Martech is the abbreviation of Business Intelligence in Marketing Technology. It is a comprehensive approach that is data-driven and applies Business intelligence to the marketing field. By collecting and integrating marketing data and using data analysis techniques, it serves and applies to scenarios such as precise Internet marketing services, campaign optimization, and gaining insights into market trends. Commonly used tools include marketing automation platforms, data analysis, and customer relationship management (CRM) systems, etc. Moreover, it is developing towards trends such as the upgrading of business intelligence, the integration of channels, and an emphasis on data privacy and compliance, providing powerful support for enterprises to enhance their marketing effectiveness and competitiveness.

In our Martech service, we use end user tag data from various sources like social media, search engines, and e-commerce sites to understand user behavior and preferences. This data helps us create personalized marketing strategies. We use API (a tool that allows different software to communicate) to share this data with other applications, ensuring we can deliver targeted marketing content in real-time. This means we can better meet customer needs and improve the effectiveness of marketing efforts.

Our Software development services

Leveraging our extensive expertise in Business Intelligence, big data, intelligent algorithms, and computer vision, we offer customized software development services tailored to meet the diverse needs of our clients. Our customer-centric approach ensures that we develop specific software technologies that align with our clients’ requirements.

Our software technology development services encompass the following key areas:

●	Software requirements analysis

●	Software system design

●	Customized development

●	Software testing and acceptance

Most of our contracts are fixed-price agreements and do not include customer support or upgrade services post-contract termination. Our development cycles are relatively short, typically not exceeding one year.

Our customized software development process is divided into four main stages:

●	Requirements Gathering: Understanding and documenting the specific needs of our clients.

●	Development: Creating the software based on the gathered requirements.

●	Testing: Ensuring the software meets the required standards and functions correctly.

●	Delivery: Providing the final product to the client.

We employ various technologies to enhance the efficiency and quality of our development process, including code review and code quality analysis. Additionally, we utilize agile methodologies to manage project progress and resources, ensuring the smooth execution of software development.

Business Development Strategy

Continuous business development strategy to develop new application products for emerging market areas

We are committed to extending our expertise in Business intelligence digital technology to a broader market. Our strategic initiatives include establishing subsidiaries to serve specific geographic regions, develop emerging industry market demands. Furthermore, we are continuously seeking industry talents to expand our application scenarios and industry verticals.

Our advanced Business intelligence digital technology architecture is versatile and can be applied across various fields, including education, healthcare, urban planning, finance, and more. By introducing these cutting-edge technologies to a wider audience, we aim to enhance the convenience, efficiency, and intelligence of people’s lifestyles.

Apply Business intelligence and digital technologies to fully empower the construction of digital cities and smart cities

We aim to utilize our Business intelligence digital technology to help cities achieve Business intelligence, efficient and sustainable development, covering many application scenarios:

●	Smart Medical Care: Enhancing healthcare delivery and patient outcomes through advanced business intelligence systems and data analytics.

●	Smart Finance: Utilizing business intelligence and big data to enhance financial services, improve risk management, and offer personalized financial solutions.

●	Smart Transportation: Developing Business intelligence traffic management systems to reduce congestion, optimize public transportation, and promote sustainable mobility.

●	Smart Communities: Creating connected and efficient urban communities with integrated smart home technologies and community management platforms.

●	Smart Education: Enhancing educational experiences with digital learning tools, personalized education plans, and efficient administrative systems.

The combination of Business intelligence technology and digital technology promotes the Business intelligence development of digital people

Our Business intelligence digital technology can enable “digital people” (such as virtual assistants) to have more Business intelligence interaction and decision-making capabilities. We can achieve realistic presentation and action performance of digital human images from many aspects such as computer graphics, motion capture, and image rendering. In the field of cultural tourism, intelligent digital people can be used as museum commentators and virtual tour guides. to provide tourists with an immersive interactive experience; in the field of entertainment and games, they can be used as virtual idols, virtual anchors, virtual characters to provide users with personalized entertainment experience.

Comprehensive software customization development to achieve digital transformation for enterprises

We have extensive experience in industry software development and can provide customers with a full range of digital solutions, develop applications, system integration, or mobile applications that meet their needs, and help enterprises achieve digital change and transformation and upgrading. In the future, we can provide customized software development services to customers in various fields, such as smart cities, smart medical care corporations, social entertainment, mall shopping, online education, financial software, Internet of Things, online live broadcast, energy logistics, intelligent hardware, intelligent manufacturing, real estate, and high-tech communications.

Explore acquisition or investment opportunities

While we focus on growing our existing businesses, we evaluate and selectively pursue strategic alliances, investments and acquisition opportunities to complement our existing businesses. Potential acquisition targets may also include companies with Business intelligence technology and middleware development capabilities, as well as leading patent-protected smart digital technologies.

Intellectual Property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of September 30, 2024 are set out as follows:

●	Patents: We have 5 registered patents in China, including image processing technology, 2 patent applications with the PRC China National Intellectual Property Administration;

●	Software copyright. We have 45 registered software Copyrights in China;

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our systems and the management of user-generated data.

Sales & Marketing

We promote our products and services directly through our experienced and creative sales and marketing team, through directly visiting clients, attending conferences and industry exhibitions. Customers who are not familiar with our services and products can also consult our support team for the best solution.

We also expand our customer base through word-of-mouth referrals, and we are committed to continuously improving the quality of our products and services, as we believe satisfied customers are more likely to continue using our products and recommend them to others.

Facilities

Our headquarters are located in Beijing, China, and we also have rented offices in Guangzhou and Shenzhen. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

For more information on VIWO, please see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIWO” “Information about VIWO” “Directors, Executive Officers, Executive Compensation and Corporate Governance.”

The Business Combination

On November 28, 2024, Future Vision, Merger Sub and VIWO entered into the Merger Agreement (as amended on December 10, 2024) pursuant to which the Merger Sub will merge with and into VIWO, with VIWO surviving the merger in accordance with the Companies Act (As Revised) of the Cayman Islands. VIWO and its subsidiaries will thereafter be direct or indirect subsidiaries of Future Vision. For more information about the Business Combination, please see the section entitled “The Business Combination Proposal.”

References to “New VIWO” are to Future Vision after the consummation of the Business Combination.

Merger Consideration to VIWO Security Holders

Upon the closing of the transactions contemplated in the Merger Agreement, in consideration for the cancelation of all of the issued and outstanding share capital of VIWO, Future Vision will issue to VIWO shareholders an aggregate of 9,950,250 Future Vision ordinary shares.

Risks and Uncertainties Relating to Doing Business in China

New VIWO will not be an operating company in the PRC but a Cayman Islands holding company with its operations conducted through its wholly owned subsidiaries. As a result, investors in New VIWO are not acquiring equity interests in any operating company but instead are acquiring interests in a Cayman Islands holding company.

After the consummation of the Business Combination, New VIWO will continue conducting its business operations through VIWO and its PRC subsidiaries. As a result, New VIWO will be subject to legal and operational risks associated with having all of its operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and changes in Chinese laws and regulations, which could result in a material change in New VIWO’s operations and/or cause the value of New VIWO’s ordinary shares to significantly decline or become worthless and affect New VIWO’s ability to offer or continue to offer securities to investors.

VIWO’s operations are, and New VIWO’s operations will be, significantly affected by evolving Chinese laws and regulations, including those related to overseas offerings, anti-monopoly regulatory actions, and cybersecurity. Adding to these challenges, the Chinese government exerts considerable control over VIWO’s operations and its ability to raise capital overseas. This governmental oversight could significantly impact VIWO’s business, restrict its access to foreign investment, and negatively affect the value of its securities.

Recently, the China Securities Regulatory Commission introduced new regulations (the “Trial Measures”) governing overseas listings for domestic companies. These regulations require VIWO to complete specific filing procedures with the CSRC. However, as of the date of this document, VIWO has initiated such filing procedures with CSRC but has not yet completed them, which could lead to regulatory penalties and hinder its ability to list on foreign exchanges. In addition, there can be no guarantee that these filings will ever be completed, in which case the Business Combination may not be consummated.

While new cybersecurity regulations have been implemented in China, VIWO has confirmed that, based on PRC legal counsel’s assessment, its operations and listing are not expected to be affected by these measures at this time. However, please refer to “Risk Factors - VIWO may be liable for improper use or appropriation of personal information provided directly or indirectly by its customers or end users” to understand a fuller scope of the associated risks.

In summary, investing in New VIWO carries inherent risks associated with the complexities and uncertainties of the Chinese regulatory environment. These risks could materially impact New VIWO’s business operations, financial performance, and ability to access international capital markets. For more information, please refer to “Risk Factors – Risk Factors Relating to Doing Business in China.”

Under the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating Holding Foreign Companies Accountable Act (AHFCAA), New VIWO’s securities could be prohibited from trading on U.S. exchanges if the SEC determines that its auditor hasn’t been subject to PCAOB inspections for two consecutive years. VIWO’s auditor is, and following consummation of the Business Combination, New VIWO’s auditor will be, headquartered in the U.S. and subject to regular inspection by the PCAOB. This means New VIWO will not be affected by the PCAOB’s determinations that impact some foreign companies.

However, each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and New VIWO uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, New VIWO would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA and AHFCAA, New VIWO’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission-Identified Issuer for two consecutive years in the future. If New VIWO’s securities are prohibited from trading in the United States, there is no certainty that it will be able to list on a non-U.S. exchange or that a market for its securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist New VIWO’s securities. The delisting of New VIWO’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Please refer to “Risk Factor — Risks Factors Relating to Doing Business in China — PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong.”

As a holding company, New VIWO will rely on dividends from its subsidiaries to meet its cash needs, including any potential dividend payments to shareholders. However, there are risks associated with this structure. Chinese authorities could disallow the holding company structure, hindering New VIWO’s ability to operate through VIWO and/or its subsidiaries, receive dividends, transfer funds, or list on U.S. or other foreign exchanges. This could seriously harm New VIWO’s business and significantly devalue its securities.

New VIWO’s board of directors will have full discretion over whether to distribute dividends, subject to its governing documents and Cayman Islands law. While Cayman Islands law allows for dividend payments from profits or share premium accounts, it prohibits dividends if they would leave the company unable to pay its debts.

Several factors will influence New VIWO dividend decisions, including financial performance, growth prospects, and liquidity needs. Currently, VIWO has not paid any dividends to its shareholders. Similarly, New VIWO plans to retain future earnings to support business expansion and does not expect to pay any cash dividends in the foreseeable future. While New VIWO may consider paying dividends in the future, its ability to do so depends on receiving funds from VIWO and VIWO’s subsidiaries, which operate in China. This creates a significant risk because the Chinese government controls currency conversion and can impose restrictions on transferring cash between New VIWO and its subsidiaries, and investors.

See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent VIWO from using the proceeds it receives from offshore financing activities to make loans to or make additional capital contributions to VIWO’s PRC subsidiaries, which could materially and adversely affect VIWO’s liquidity and its ability to fund and expand business”

Furthermore, any cash or assets held within China might be difficult to access for operations or use outside the country due to potential government intervention or restrictions on transfers. There’s no guarantee that the Chinese government won’t impose such restrictions.

See “Risk Factors—Risks Related to Our Corporate Structure—We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.”

Mitigating the Risk:

To manage these challenges, VIWO has in effect, and New VIWO will implement similar cash management policies to ensure efficient and compliant fund transfers between the companies and their subsidiaries. These policies include:

Approval processes: Ensuring that only authorized personnel can initiate transactions.

Proper record-keeping: Facilitating audits and financial reviews.

Compliance with regulations: Adhering to all applicable laws, including anti-money laundering and know-your-customer rules.

Despite these measures, the risk remains that Chinese government regulations could significantly hinder New VIWO’s ability to access funds and distribute dividends to its shareholders. Investors should carefully consider this risk before investing in New VIWO.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. VIWO’s auditor is, and New VIWO’s auditor will be, headquartered in Rowland Heights, California and is and will be subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of VIWO’s auditor and such auditor was not subject to the determinations announced by the PCAOB on December 16, 2021. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and New VIWO uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, New VIWO would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA, New VIWO’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission-Identified Issuer for two consecutive years in the future. If New VIWO’s securities are prohibited from trading in the United States, there is no certainty that it will be able to list on a non-U.S. exchange or that a market for its securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist our securities. The delisting of New VIWO’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Permissions Required from the PRC Authorities for New VIWO’s Operations

VIWO currently conducts its business in the People’s Republic of China (PRC) primarily through its subsidiaries, specifically in mainland China and Hong Kong. New VIWO will conduct, its business in mainland China and Hong Kong primarily through its subsidiaries. Its operations in mainland China are governed by laws and regulations of mainland China. Many aspects of VIWO’s business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on VIWO’s or New VIWO’s compliance with regulatory requirements, as applicable. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations. Based on the legal advice of our PRC legal counsel and the PRC laws and regulations currently in effect, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, as of the date of this proxy statement/prospectus, VIWO’s PRC subsidiaries have each obtained their respective PRC Business License. The PRC Business License is a fundamental license that legally authorizes the license holding entity to conduct business activities within the scope defined in the license. It specifies the nature of the business, the industries it can operate in, and serves as the basic proof of the company’s legal existence and operation rights in the mainland Chinese market. As of the date of this proxy statement/prospectus, other than each Business License, PRC subsidiaries of VIWO are not required to obtain any other license or permits issued by relevant governmental agencies or authorities within the course of their business. VIWO’s Hong Kong subsidiaries are each duly incorporated under the laws of Hong Kong and each possess a Business Registration Certificate issued pursuant to the Hong Kong Business Registration Ordinance (Chapter 310) and Business Registration Regulations.

In the People’s Republic of China (PRC), the legal and operational risks for VIWO and VIWO Inc. (New VIWO) are not limited to mainland China but also extend to Hong Kong and Macau. Hong Kong and Macao each have their own legal systems. While they are part of the PRC, their legal framework for business operations differs from that of mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), VIWO does not believe there will be material effects on its Hong Kong Subsidiaries’ operations and financial results resulting from the legal and operational risks relating to the PRC regulations. As such, the legal and operational risks associated with VIWO’s operations in the PRC apply to its operations in Hong Kong only to the extent applicable. However, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. VIWO is also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard. VIWO currently does not have plans to conduct business in Macao.

However, licensing requirements in China are constantly evolving, and New VIWO and the PRC subsidiaries may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that the PRC subsidiaries will be able to satisfy such regulatory requirements, and as a result, the PRC subsidiaries may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future.

Furthermore, the government authorities may subsequently require the PRC subsidiaries and the affiliated entities to obtain additional licenses, permits and approvals. If (i) VIWO (or New VIWO) does not receive or maintain any required permissions or approvals, (ii) VIWO (or New VIWO) inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and VIWO (or New VIWO) becomes subject to the requirement of additional permissions or approvals in the future, there is no assurance that such permissions or approvals will be able to be obtained in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject VIWO (or New VIWO) to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and VIWO’s (or New VIWO’s) business, financial condition and results of operations may be materially and adversely affected. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China.”

Even though VIWO does not engage in artificial intelligence development, as advised by VIWO’s PRC counsel, currently, China (including Hong Kong in the current context) does not impose specific restrictive measures for foreign investment in domestic companies engaged in artificial intelligence development. Such investment activities are not explicitly delineated within existing and relevant regulatory restrictions, such as the negative list of the Ministry of Commerce. However, those engaged in artificial intelligence development in China must strictly abide by Chinese laws and regulations on data security and privacy protection. Notably, cross-border transmission of user data will require mandatory security assessment carried out in accordance with relevant regulations such as the Cybersecurity Law to ensure the legality and security of the data. However, VIWO’s business does not implicate cross-border transmission of user data.

In addition, the PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC subsidiaries and the affiliated entities may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact us. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities is required in connection with this Business Combination of our listing under laws of mainland China. However, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Cash and Asset Flows through New VIWO’s Organization

New VIWO is a holding company with no operations of its own. VIWO currently conducts its operations through its subsidiaries in China. As a result, following consummation of the Business Combination, New VIWO’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by its subsidiaries. If any of its subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to New VIWO. In addition, its PRC subsidiaries are permitted to pay dividends to New VIWO only out of their accumulated after-tax-profits upon satisfaction of relevant statutory conditions and procedures, if any, as determined in accordance with PRC accounting standards and regulations. Further, its PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

New VIWO’s board of directors will have complete discretion on whether to distribute dividends subject to its memorandum and articles of association and certain restrictions under Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The decision to distribute dividends will be based on several factors, including New VIWO’s financial performance, growth prospects, and liquidity requirements. To date, VIWO has not declared or paid any dividend to its shareholders. It is expected that New VIWO will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that New VIWO will pay any cash dividends in the foreseeable future.

Under laws and regulations of mainland China, VIWO’s PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to VIWO. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of its PRC subsidiaries. Furthermore, cash transfers from VIWO’s PRC subsidiaries to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in its PRC subsidiaries in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of the holding company, or its subsidiaries by the PRC government on such currency conversion. see “Risk Factors—Risks Relating to Doing Business in the China.”

Under laws of mainland China, VIWO may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration that it is not able to make direct capital contribution. VIWO has established cash management policies to direct how funds are transferred among VIWO and its subsidiaries to ensure the efficient and compliant handling of funds. These policies dictate that each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded, facilitating audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering and know-your-customer requirements.

Permission, Review and Filing Required from the Authorities in Mainland China Relating to the Transactions

The PRC government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.

Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and seven supporting guidelines, issued by the China Securities Regulatory Commission, or the “CSRC,” collectively the Overseas Listing Filing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter.

The Overseas Listing Filing Rules came into effect on March 31, 2023 and there remain substantial uncertainties with respect to its interpretation and implementation. Based on the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by the CSRC on February 17, 2023, or the Notice on the Overseas Listing Filing, and the set of Q&A published on the CSRC’s official website, which are in connection with the release of the Overseas Listing Filing Rules, the CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 will be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with the CSRC according to the requirements. Based on the Overseas Listing Filing Rules, the Notice on the Overseas Listing Filing and the set of Q&A published on the CSRC’s official website, New VIWO is required to complete the filing procedures with the CSRC in connection with this Business Combination as required by the Overseas Listing Filing Rules prior to the listing of its securities on Nasdaq.

As of the date of this proxy statement/prospectus, VIWO’s filing application with the CSRC is under review by the CSRC. VIWO undertakes to closely monitor and disclose any progress.

As of the date of this proxy statement/prospectus, VIWO has not been involved in any investigations on cybersecurity review initiated by the CAC and it has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of VIWO’s mainland China legal counsel, VIWO believes that, as of the date of this proxy statement/prospectus, the completion of the Business Combination does not require the application or completion of any cybersecurity review from PRC governmental authorities, including the CAC, because VIWO does not directly engage in the processing of personally identifiable data. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape.

If (i) the parties do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) the parties inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for the parties to obtain any permission, review or filing in the future, the parties may have to expend significant time and costs to comply with these requirements. If the parties are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, they may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and the parties’ ability to conduct business, invest into China as foreign investments or accept foreign investments, complete the Business Combination, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, VIWO’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of New VIWO’s securities may significantly decline. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China”.

Management and Board of Directors Following the Business Combination

After the consummation of the Business Combination, the Board of Directors of New VIWO will consist of five members, one of whom will be designated by Future Vision and four of which will be designated by VIWO. The members designated by VIWO will include Fidel Yang, Eric Wu, Jrang Teen and Zhengcai Liu, the member designated by Future Vision will be Shuding Zeng, who presently is on the board of directors of Future Vision. Fidel Yang will be the Chief Executive Officer of New VIWO after the consummation of the Business Combination. See “Directors, Executive Officers, Executive Compensation and Corporate Governance”

Emerging Growth Company Status

Future Vision is, and New VIWO will be, an “emerging growth company.” As an “emerging growth company” under the JOBS Act, can benefit from reduced reporting requirements, such as submitting only two years of audited financial statements and being exempt from auditor attestation for internal control over financial reporting. These benefits can last up to five years or until VIWO exceeds certain thresholds in annual revenue, market value, or debt issuance. See “Implications of Being an Emerging Growth Company” and “Risk Factors - We are an “emerging growth company,” and we cannot be certain that the reduced disclosure requirements applicable to “emerging growth companies” will not make our securities less attractive to investors” for details.

Controlled Company

Following consummation of the Business Combination, VIWO shareholders will own more than 50% of voting power in New VIWO. In this scenario, New VIWO would become a “controlled company” under Nasdaq rules. This would allow New VIWO to opt out of certain corporate governance requirements, such as having a majority-independent board of directors and independent compensation and nominating committees. The ability for New VIWO opt-out of these Nasdaq corporate governance rules designed to protect shareholders may make investing in New VIWO less desirable for certain investors, thus adversely affecting New VIWO’s market price.

See “Risk Factors — If New VIWO meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.”

Foreign Private Issuer

As of the date of this proxy statement/prospectus, Future Vision is a domestic issuer. However, New VIWO believes that it will qualify as a foreign private issuer under the Exchange Act at the first measurement period following the consummation of the Business Combination. As a result, New VIWO anticipates that it will be permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, it will not be required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. As a result, New VIWO’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. Foreign private issuers are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. See “Risk Factors — As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.”

Other Agreements Relating to the Business Combination

Extension of Future Vision Duration

Pursuant to the Amended and Restated Memorandum and Articles of Association, Future Vision’s board of directors has the ability to further extend the period of time to consummate a Business Combination up to six times after March 13, 2026, each by an additional one month to complete our initial Business Combination. In order to extend the time available for Future Vision to consummate a Business Combination, the Sponsor or other insiders or their respective affiliates or designees must deposit into the Trust Account an amount of $191,475 ($0.0333 per Future Vision public share) on or prior to the date of the applicable deadline, for each one-month extension.

Voting and Transaction Support Agreement

To facilitate the execution of the Merger Agreement, VIWO shareholders have entered into a Voting and Transaction Support Agreement with Future Vision and VIWO contemporaneously with the execution of the Merger Agreement. Under this agreement, each VIWO shareholder will execute written resolutions to approve the Business Combination within three days of receiving the written resolutions from VIWO. VIWO anticipates delivering these written resolutions to its shareholders following the SEC’s declaration of the effectiveness of the Proxy/Registration Statement.

Non-Compete Agreement

The VIWO shareholders will enter into a non-compete and non-solicitation agreement with New VIWO at the Closing of the Business Combination.

VIWO Shareholders Lock-Up Agreement

VIWO Shareholders will enter into a lock up agreement with respect to the 9,950,250 consideration shares to be received by the VIWO Shareholders after the consummation of the Business Combination. The lock up restricts transferability of the consideration shares received by VIWO shareholders for no less than 2 years and provides for a New VIWO performance-based release mechanism. The lock up is designed to align New VIWO shareholders with the long-term development interests of New VIWO. Please refer to “Shares Eligible for Future Sale – Lock-Up Agreement” for a detailed description.

Redemption Rights

Pursuant to Future Vision’s Amended and Restated Memorandum and Articles of Association, regardless of how you vote, or whether you vote at all, on the Business Combination Proposal, holders of Future Vision ordinary share may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing the aggregate amount on deposit in the trust account as of two (2) business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by the total number of then outstanding public shares, subject to the limitations described herein. It is anticipated that this would have amounted to approximately $[●] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public Future Vision ordinary shares, or (b) hold Future Vision public ordinary shares through Future Vision public units and you elect to separate your Public Units into the underlying public Ordinary Share and Public rights prior to exercising your redemption rights with respect to the public Ordinary Share; and

●	prior to 5:00 p.m., Eastern Time, on [●], 2025, (a) submit a written request to the Transfer Agent, that Future Vision redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically through the DTC DWAC (Deposit/Withdrawal at Custodian) System.

To vote your public shares on the Business Combination Proposal at the extraordinary general meeting, a shareholder must be a shareholder as of [●], 2025, the Record Date for the extraordinary general meeting. Accordingly, if you purchase public shares after the Record Date you will not be able to redeem your shares upon consummation of the Business Combination unless you have either (i) have a written agreement from the seller/transferor of the public shares whereby the seller/transferor agrees to vote the shares in accordance with your instructions, or (ii) obtain a proxy from the seller/transferor which authorizes you to vote the public shares held in record name of the seller/transferor and must actually vote such public shares on the Business Combination Proposal.

If a holder exercises its redemption rights, then such holder will be exchanging its public Future Vision Ordinary Share for cash and will no longer own shares of Future Vision follow the Closing of the Business Combination. Such a holder will be entitled to receive cash for its public Future Vision Ordinary Share only if it properly demands redemption and delivers its shares (either physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Extraordinary General Meeting of Future Vision shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your public Ordinary Share for cash.

Impact of the Business Combination on the Public Float and Shares outstanding of Future Vision

As merger consideration, Future Vision will issue the VIWO shareholders approximately 9,950,250 Future Vision ordinary shares.

The following assumes there are no redemptions of our public shares, and the issuance of Future Vision ordinary shares upon the conversion of the Future Vision public rights and private rights, and the issuance of 287,500 representative shares as deferred underwriting commission.

New VIWO will have an aggregate of approximately 18,127,899 shares issued and outstanding upon completion of the Business Combination:

●	Future Vision public shareholders will own 5,750,000, approximately 31.72%, of the outstanding Future Vision ordinary shares;

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 9.74% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 3.17% of our ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 54.89% of the outstanding Future Vision ordinary shares;

The following assumes full redemption by holders of all of Future Vision’s public ordinary shares and the issuance of Future Vision ordinary shares upon the conversion of the Future Vision public rights and private rights, and the issuance of 287,500 representative shares as deferred underwriting commission.

New VIWO will have approximately 12,377,899 shares issued and outstanding at closing of the Business Combination:

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 14.27% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 4.65% of our ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 80.39% of the outstanding Future Vision ordinary shares;

Assuming no redemptions of the Future Vision Public Shares, the combined company would have a pro forma valuation of approximately $182 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

Assuming maximum redemptions of the Future Vision Public Shares, the combined company would have a pro forma valuation of approximately $124 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

If the actual facts are different than these assumptions, the percentage ownership and percentage of voting power retained by our public shareholders following the Business Combination will be different.

For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and “Directors, Executive Officers, Executive Compensation and Corporate Governance” — “Directors After Completion of the Business Combination”.

The Proposals

At the extraordinary general meeting, shareholders of the Company will be asked to consider and, if thought fit, approve the following items of business:

1.	To approve, as an ordinary resolution, the Merger Agreement, a copy of which is attached herein as Annex A, and the transactions contemplated therein. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

2.

To approve, as a special resolution, (i) the change of name by Future Vision from “Future Vision II Acquisition Corp.” to “VIWO Inc.” upon the consummation of the Business Combination, subject to and conditional upon the necessary approval of the Registrar of Companies of the Cayman Islands, (ii) clause 1 of the current memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 1 “The name of the Company is VIWO Inc.” to reflect the change of name and (iii) the registered office provider and directors of the Company be authorized to undertake all such matters and actions, as may be required to give effect to this resolution. This proposal is referred to as the “Name Change Proposal” or “Proposal No. 2.”

3.	To approve, as an ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Future Vision ordinary shares in connection with the Business Combination. This proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

4.	To approve, as a special resolution, the adoption of the amended and restated memorandum and articles of association, substantially in the form attached herein as Annex B, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, effective from the completion of the Business Combination to reflect the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination. This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

5.	To approve, as an ordinary resolution, the election of each of Fidel Yang, Eric Wu, Jrang Teen, Shuding Zeng and Zhengcai Liu to serve as directors on the board of directors of New VIWO upon the consummation of the Business Combination. This proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

6.	To approve, as an ordinary resolution, the adjournment of the extraordinary general meeting, if necessary or advisable, in the event Future Vision does not receive the requisite shareholder vote to approve one or more proposals presented to shareholders for vote. This proposal is called the “Adjournment Proposal” or “Proposal No. 6.”

Please see the sections entitled “The Business Combination Proposal,” “Name Change Proposal”, “Nasdaq Proposal”, “The Charter Amendment Proposal”, “The Director Election Proposal” and “The Adjournment Proposal”, for more information on Proposals 1 through 6.

Voting Securities, Record Date

As of the record date of [●], 2025 (“Record Date”) there were 7,544,000 Future Vision ordinary shares issued and outstanding. Only Record Date holders of Future Vision ordinary shares are entitled to vote at the extraordinary general meeting of shareholders.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal (Proposals 1, 3, 5, and 6) will each require an ordinary resolution, being a resolution passed by a simple majority of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The approval of the Name Change Proposal and Charter Amendment Proposal (Proposals 2 and 4) will each require a special resolution, being a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for this proposal.

As of the Record Date, Future Vision’s Sponsor, officers and directors, owned, either directly or beneficially, and were entitled to vote 1,736,500 Future Vision ordinary shares, or approximately 23.01% of Future Vision’s issued and outstanding ordinary shares. With respect to the Business Combination, Future Vision’s Sponsor have agreed to vote their respective Future Vision Shares in favor of the Business Combination Proposal. They have also indicated that they intend to vote in favor of the other proposals.

Date, Time and Place of Extraordinary General Meeting

The extraordinary general meeting will be a virtual meeting conducted exclusively via live webcast starting at [●] a.m., Eastern time, on [●], 2025, or at such other date, time and place to which the meeting may be adjourned or postponed, to consider and vote upon the proposals. You may attend the extraordinary general meeting online, vote, view the list of shareholders entitled to vote at the extraordinary general meeting and submit your questions during the extraordinary general meeting by visiting [https://●]. Because the extraordinary general meeting is completely virtual and being conducted via live webcast, shareholders will not be able to attend the meeting in person.

Anticipated Accounting Treatment

The Business Combination will be treated by Future Vision as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For accounting purposes, VIWO is considered to be acquiring Future Vision in this transaction. Therefore, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which VIWO is issuing shares for the net assets of Future Vision. The net assets of Future Vision will be stated at historical cost, with no goodwill or other intangible assets recorded. The post-acquisition financial statements of Future Vision will show the consolidated balances and transactions of Future Vision and VIWO as well as comparative financial information of VIWO (the acquirer for accounting purposes).

Regulatory Approvals

The Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any federal or state regulatory requirements or approvals, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Consummation of the Business Combination (and the issuance of the shares to the VIWO shareholders) will require a declaration of effectiveness by the SEC of the Proxy Statement/Prospectus, listing approval from the Nasdaq Stock Market Inc., and filing of the Plan of Merger with the Cayman Registry.

VIWO will be required to complete securities filing with the China Securities Regulatory Commission to consummate the Business Combination. Please see “Risk Factors — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable”

Appraisal Rights

Holders of Future Vision Shares are not entitled to appraisal rights under Cayman Islands law in connection with any of the Proposals.

Shareholder Interests of Certain Persons in the Business Combination

When you consider the recommendation of Future Vision’s Board of Directors in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that Future Vision’s Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Some of these interests potentially incentivizes the Sponsor, directors and officers of Future Vision to complete a business combination with a less favorable target on terms less favorable to the public shareholders.

●

Future Vision has an 18-month deadline (March 13, 2026) to complete its proposed Business Combination or another business combination. If this is not achieved, Future Vision will be required to liquidate. In this scenario, the Sponsor’s 1,437,500 founder shares, acquired pre-IPO for $25,000 ($0.017 per share), will become worthless as the Sponsor is excluded from any liquidation distributions.

●	However, if the Business Combination is successful, these founder shares are estimated to be worth $18.5 million, based on a projected value of $10.05 per share. This presents a potentially significant upside for the Sponsor, even if public shareholders experience losses in their investment in New VIWO. This inherent conflict of interest warrants careful consideration by potential public investors.

●	Further, if the proposed Business Combination is not completed by March 13, 2026, and Future Vision does not extend such date, the 299,000 Future Vision private units purchased by our Sponsor, for a total purchase price of $2,990,000, will be worthless. This poses a potentially significant loss of capital for the Sponsor in the event the proposed Business Combination or another business combination is not completed by the date of Future Vision’s liquidation.

●	the Sponsor, and its officers and directors will lose their entire investment in Future Vision if the proposed Business Combination is not consummated within the deadline. Additionally, although, as of the date of this proxy statement/prospectus, there are no amounts outstanding under any loans payable to the Sponsor, officers and directors, and no fees due or out-of-pocket expenses to be repaid by Future Vision, if any are incurred after the date of this proxy statement/prospectus, they would not be repaid unless Future Vision consummates the Business Combination within the deadline;

●	The exercise of Future Vision’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Future Vision shareholders’ best interest.

Recommendations of the Board of Directors to shareholders

After careful consideration of the terms and conditions of the Merger Agreement, the Board of Directors of Future Vision has determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of Future Vision and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Future Vision Board of Directors reviewed various industry and financial data and the due diligence and evaluation materials provided by VIWO including forward looking summarized financial forecasts for the VIWO businesses for the years 2025 to 2029 including projected revenues and EBITDA. Future Vision’s Board of Directors recommends that Future Vision shareholders vote:

●	FOR Proposal No. 1, the Business Combination Proposal;

●	FOR Proposal No. 2, the Name Change Proposal;

●	FOR Proposal No. 3, the NASDAQ Proposal;

●	FOR Proposal No. 4, the Charter Amendment Proposal;

●	FOR Proposal No. 5, the Director Election Proposal; and

●	FOR Proposal No. 6, the Adjournment Proposal.

See “Business Combination Proposal: Approval of the Business Combination — Future Vision’s Board’s Reasons for Approval of the Business Combination”

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the extraordinary general meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page [47] of this proxy statement. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Future Vision and VIWO to complete the Business Combination and (ii) the business, cash flows, financial condition and results of operations of the combined companies following consummation of the Business Combination. Such risks include, but are not limited to:

Risks Related to Our Corporate Structure

●	We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

Risk Factors Relating to our Business and Industry

●	VIWO operates in a relatively new and rapidly evolving market.

●	VIWO’s competitive position and results of operations could be harmed if VIWO does not compete effectively.

●	VIWO has a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

●

If VIWO fails to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, VIWO’s business, results of operations and financial condition may be materially and adversely affected.

●	VIWO’s results of operations could materially suffer in the event of insufficient pricing to enable VIWO to meet profitability expectations.

●	VIWO makes significant investments in research and development of new products and services that may not achieve expected returns.

●	VIWO requires a significant amount of capital to fund its research and development investments. If VIWO cannot obtain sufficient capital on favorable terms or at all, its business, financial condition and prospects may be materially and adversely affected.

●	VIWO’s success depends on its ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

●	VIWO’s business depends substantially on the market recognition of its brand and negative media coverage could adversely affect VIWO’s business.

●	VIWO’s failure to protect intellectual property rights may undermine its competitive position.

●	VIWO’s services or solutions could infringe upon the intellectual property rights of others or VIWO might lose its ability to utilize the intellectual property of others.

●	Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to VIWO’s trademarks, brand or websites, or misappropriate VIWO’s data and copy VIWO’s platform, all of which could cause confusion to VIWO’s users, divert online customers away from VIWO’s products and services or harm its reputation.

●	VIWO’s business is highly dependent on the proper functioning and improvement of its information technology systems and infrastructure. VIWO’s business and operating results may be harmed by service disruptions, or by VIWO’s failure to timely and effectively scale up and adjust VIWO’s existing technology and infrastructure.

●	VIWO’s operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

●	VIWO uses third-party services and technologies in connection with VIWO’s business, and any disruption to the provision of these services and technologies to VIWO could result in adverse publicity and a slowdown in the growth of VIWO’s users, which could materially and adversely affect VIWO’s business, financial condition and results of operations.

●	VIWO’s insurance policies may not provide adequate coverage for all claims associated with its business operations.

●	VIWO may be subject to claims, disputes or legal proceedings in the ordinary course of its business. If the outcome of these proceedings is unfavorable to VIWO, then VIWO’s business, results of operations and financial condition could be adversely affected.

●	VIWO may need additional capital to support or expand its business, and VIWO may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

●	VIWO’s business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation, and may continue to cause negative impacts to the VIWO’s business, results of operations and financial condition.

●	VIWO may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

●	VIWO may be liable for improper use or appropriation of personal information provided directly or indirectly by its customers or end users.

●	VIWO, its subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

●	VIWO, its subsidiaries depend on a limited number of vendors for a significant portion of its purchase which may result in heightened concentration risk.

Risk Factors Relating to Doing Business in China

●	Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of VIWO’s current corporate structure, corporate governance and business operations.

●	The United States’ restrictions on investments in Chinese AI technology, effective since 2025, present potential challenges and uncertainties for VIWO’s AI initiatives in China. These restrictions, part of a broader US government effort to address national security concerns related to technological competition, may curtail US investment in VIWO’s projects, potentially hindering project financing and collaborative opportunities with US entities. Should VIWO have planned engagements with third parties or capital subject to such restrictions, then such restrictions could significantly impact VIWO’s ability to secure necessary cooperation or capital.

●	If the chops of VIWO’s PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

●	The PRC government exerts substantial influence over the manner in which VIWO, its subsidiaries must conduct its business activities. In addition to filing with the CSRC in accordance with the Overseas Listing Filing Rules, as mentioned above, VIWO is currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if VIWO was required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, VIWO will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

●	The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on VIWO’s business, financial condition and results of operations.

●	A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect VIWO’s business and VIWO’s financial condition.

●	PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong

●	Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and VIWO.

●	VIWO is subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect VIWO’s business and prospects, and may result in a material change in VIWO’s operations and/or the value of VIWO’s ordinary shares or could significantly limit or completely hinder VIWO’s ability to offer or continue to offer securities to investors and cause the value of VIWO’s securities to significantly decline or be worthless.

●	Under the PRC enterprise income tax law, VIWO may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to VIWO and its shareholders and have a material adverse effect on VIWO’s results of operations and the value of your investment.

●	VIWO may not be able to obtain certain benefits under relevant tax treaties on dividends paid by its PRC subsidiaries to VIWO through its Hong Kong subsidiaries.

●	VIWO faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Certain judgments obtained against VIWO by its shareholders may not be enforceable.

●	Implementation of labor laws and regulations in China may adversely affect VIWO’s business and results of operations.

●	The M&A Rules and certain other PRC regulations may make it more difficult for VIWO to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit VIWO’s PRC subsidiaries’ ability to increase their registered capital or distribute profits to VIWO or otherwise expose VIWO to liability and penalties under PRC law.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent VIWO from using the proceeds it receives from offshore financing activities to make loans to or make additional capital contributions to VIWO’s PRC subsidiaries, which could materially and adversely affect VIWO’s liquidity and its ability to fund and expand business.

●	VIWO’s PRC subsidiaries are subject to restrictions on paying dividends or making other payments to VIWO, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of VIWO’s ordinary shares.

●	Fluctuations in exchange rates could have a material adverse effect on VIWO’s results of operations and the value of your investment.

●	Governmental control of currency conversion may limit VIWO’s ability to utilize revenues effectively and affect the value of your investment.

●	VIWO’s leased property interests may be defective and its right to lease the properties affected by such defects may be challenged, which could adversely affect VIWO’s business.

Risks Related to our Intellectual Property Rights

●	Our success depends on our ability to protect our intellectual property.

●	If we are unable to obtain and maintain patent protection for our operating system and other products, through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, or if any intellectual property rights that we own is challenged by third parties, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

●	We enjoy only limited geographical protection with respect to certain intellectual property and may not be able to protect our intellectual property rights throughout the world.

●	Intellectual property rights do not necessarily protect all aspects of our intellectual property, and if we are unable to maintain the confidentiality of our trade secrets, our business and future prospect will be harmed. We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

●	We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful. Our patent rights could be found invalid or unenforceable if challenged in court or before the relevant patent authority.

●	Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our ordinary shares to decline, and any unfavorable outcome from such litigation could limit our R&D activities and/or our ability to commercialize our service offerings and products.

●	If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

●	If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

Risks Related to Our Status as a Foreign Private Issuer

●	New VIWO will likely qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, New VIWO will be exempt from certain provisions applicable to United States domestic public companies. New VIWO may lose its status as a foreign private issuer in the future, causing it to incur substantial costs, time and resources.

●	As an exempted company incorporated in the Cayman Islands, New VIWO will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if New VIWO complied fully with the Nasdaq listing standards.

●	Upon completing our initial business combination, New VIWO plans to immediately transition to Foreign Private Issuer (FPI) status when eligible, and New VIWO currently does not intend to hold an annual shareholders’ meeting or annual director elections. This approach may have adverse effects on shareholders.

Risks Related to the Business Combination and being a Public Company

●	Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to our completion of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

●	The combined company expects to incur significant costs as a result of operating as a public company.

●	VIWO’s management will be required to devote substantial time to maintaining and improving its internal controls over financial reporting and the requirements of being a public company which may, among other things, strain its resources, divert management’s attention and affect its ability to accurately report its financial results and prevent fraud.

●	VIWO will need to grow the size of its organization and may experience difficulties in managing this growth.

●	We are an “emerging growth company,” and we cannot be certain that the reduced disclosure requirements applicable to “emerging growth companies” will not make our securities less attractive to investors.

●	As a “smaller reporting company” we are permitted to provide less disclosure than larger public companies which may make our securities less attractive to investors.

●	Future Vision and VIWO have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Future Vision.

●	In the event that a significant number of Future Vision ordinary shares are redeemed, its share may become less liquid following the Business Combination.

●	New VIWO will be required to meet the initial listing requirements to be listed on the Nasdaq Capital Market following the Business Combination. New VIWO may not be able to meet those initial listing requirements. Even if New VIWO’s securities are so listed, New VIWO may be unable to maintain the listing of its securities in the future.

●	Future Vision may waive one or more of the conditions to the Business Combination without resoliciting Shareholder approval for the Business Combination.

●	Future Vision’s Shareholders will experience immediate dilution as a consequence of the issuance of Future Vision Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Future Vision’s current Shareholders have on the management of Future Vision.

Risks Related to Future Vision as a SPAC

●	Future Vision will be forced to liquidate the trust account if it cannot consummate a business combination by March 13, 2026, or fails to obtain the Board and/or shareholder approval required for an extension of such date to a later date.

●	If you or a “group” of Shareholders are deemed to hold in excess of 15% of Future Vision’s Ordinary Share, you will lose the ability to redeem all such shares in excess of 15% of Future Vision’s Ordinary Share.

●	If third parties bring claims against Future Vision, the proceeds held in trust could be reduced and the per-share liquidation price received by Future Vision’s Shareholders may be less than $10.05.

●	Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their public shares.

●	If Future Vision’s due diligence investigation of VIWO was inadequate, then Shareholders of Future Vision following the Business Combination could lose some or all of their investment.

●	Because Future Vision’s Sponsor and its officers and directors own Future Vision Shares which will not participate in liquidation distributions and, therefore, they will lose their entire investment in us and face other financial consequences if the Business Combination is not completed, they may have a conflict of interest in determining whether the Business Combination is appropriate.

●	Future Vision is requiring Shareholders who wish to redeem their Future Vision ordinary shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

●	Future Vision will require its Shareholders who wish to redeem their Ordinary Share in connection with the Business Combination to comply with specific requirements for redemption described above, and such redeeming Shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

●	Future Vision’s Sponsor, including its officers and directors, have agreed to vote their shares in favor of the Business Combination, regardless of how the Public Shareholders vote.

●	If Future Vision’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Future Vision’s securities.

●	Future Vision will be unable to close the Business Combination if the redemptions of public shares result in its Net Tangible Assets being less than $5,000,001 unless it is able to obtain sufficient equity financing.

Risks Related to the Financial Projections

●	You should be aware that uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of Future Vision or VIWO or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Future Vision Shareholders, or any other person, regarding the ultimate performance of VIWO compared to the information set forth under “The Business Combination Proposal — Summary of Future Vision Financial Analysis” or that any such results will be achieved.

●	The projections for our combined business are subjective in nature and may not be realized.

●	VIWO management made numerous material estimates with respect to VIWO for the years ending September 30, 2025 through 2029 in developing the projections provided to the Future Vision Board of Directors.

Risk Factors Relating to an Investment in New VIWO’s Ordinary Shares

●	Certain judgments obtained against us by New VIWO’s shareholders may not be enforceable.

●	New VIWO’s Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, New VIWO’s projected revenues, market share, expenses and profitability may differ materially from its expectations.

●	If a public market for New VIWO’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment.

●	New VIWO may be unable to obtain additional financing to fund its operations or growth.

●	New VIWO may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New VIWO or its business, its ordinary shares price and trading volume could decline.

●	If New VIWO cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, New VIWO’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because New VIWO is incorporated under Cayman Islands law.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against New VIWO or its management named in the proxy statement based on foreign laws.

●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect New VIWO’s business, investments and results of operations.

●	Future changes to tax laws could adversely affect New VIWO.

●	New VIWO is an emerging growth company within the meaning of the Securities Act, and if New VIWO takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make New VIWO’s securities less attractive to investors and may make it more difficult to compare New VIWO’s performance with other public companies.

●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to New VIWO’s shareholders.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

Risks Related to New VIWO’s ordinary shares and Organizational Structure

●	The price of New VIWO’s ordinary shares likely will be volatile like the shares of other early-stage companies.

●	If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

●	If securities or industry analysts do not publish research or publish unfavorable research about our business, our share price and trading volume could decline.

●	We may fail to realize any or all of the anticipated benefits of the Business Combination.

●	We have broad discretion in the use of our existing cash, cash equivalents and the net proceeds from the Business Combination and may not use them effectively.

●	VIWO has never paid dividends on its ordinary shares, and New VIWO does not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

●	Sales of a substantial number of our securities in the public market by our existing shareholders could cause our share price to decline.

●	The right agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our rights, which could limit the ability of right holders to obtain a favorable judicial forum for disputes with our company.

●	New VIWO will have a controlling Shareholder whose interests may differ from those of its public Shareholders.

●	If New VIWO meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.

●	Because New VIWO may be a “controlled company” following the Business Combination under The Nasdaq Stock Market listing standards, our Shareholders may not have certain corporate governance protections that are available to Shareholders of companies that are not controlled companies.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) of Future Vision and VIWO, gives effect to the transactions contemplated by the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial statements are based on the Future Vision historical financial statements and VIWO historical financial statements as adjusted to give effect to the Business Combination and related transactions (collectively, the “Transactions”). The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2024 gives effect to the Transactions as if they had occurred on October 1, 2023, the beginning of the earliest period presented.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Future Vision and VIWO for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the combined company’s following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Future Vision ordinary shares:

●	Scenario 1 — Assuming no other Future Vision shareholders exercise their redemption rights, all Future Vision shares previously subject to redemption for cash amounting to approximately $53 million would be transferred to shareholders’ equity; and

●	Scenario 2 — Assuming the maximum number of Future Vision public shares of 5,750,000 shares subject to redemption are redeemed for cash by Future Vision shareholders, cash required at approximately $58 million would be paid out in cash at the closing of the Business Combination.

	Pro Forma Combined
(In US$, except for share, or otherwise noted)	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming Maximum Redemptions*
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2024
Income for the year	$2,590,415	$2,590,415
Pro forma basic and diluted net income per redeemable ordinary shares	0.27	-
Pro forma basic and diluted net income/(loss) per non-redeemable ordinary shares	0.08	(0.25)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2024
Total assets	73,267,436	15,479,936
Total liabilities	11,382,166	11,382,166
Total equity	$61,885,270	$4,097,770

*	In the maximum redemption scenario, net tangible assets of Future Vision will be less than $5,000,001, Future Vision’s failure to maintain compliance with the net tangible assets requirement will result in termination of the Merger.

When the redemption ratio exceeds 98.4% (assuming no other influencing factors), it would result in the net tangible assets of the post-merger company dropping below $5,000,001. To mitigate the impact of potential high redemption rates and ensure the continuity of the business combination, VIWO has engaged with prospective investors who have committed to purchase between $5 million and $10 million of issued shares upon completion of the business combination. For more information on risks, please refer to “Risk Factors - Future Vision will be unable to close the Business Combination if the redemptions of public shares result in its net tangible assets being less than $5,000,001 unless it is able to obtain sufficient equity financing.”

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for VIWO and Future Vision on a stand-alone basis and the unaudited pro forma combined per share information after giving effect to the Business Combination, (1) assuming no Future Vision’s shareholders exercise redemption rights with respect to their ordinary share upon the consummation of the Business Combination; and (2) assuming that Future Vision’s shareholders exercise their redemption rights with respect to a maximum of 5,750,000 ordinary shares upon consummation of the Business Combination, in each instance assuming the conversion of the outstanding Future Vision Public Rights and Private Rights into an aggregate of 604,900 ordinary shares.

The historical information should be read in conjunction with the information in the historical financial statements of Future Vision and VIWO included elsewhere in this proxy statement. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies been combined during the periods presented, nor to project the Company’s results of operations or earnings per share for any future date or period. The unaudited pro forma combined shareholders’ equity per share information below does not purport to represent what the value of Future Vision and VIWO would have been had the companies been combined during the periods presented. Except for per share data and as otherwise indicated, all amounts set out herein are in U.S dollar.

(In US$, except for share, or otherwise noted)	Future Vision	VIWO	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
December 31, 2024, book value per share (include temporary equity associated with the redeemable public shares)	7.93	0.04	3.41	0.33
Year ended December 31, 2024
Weighted average non-redeemable shares outstanding – basic and diluted	1,426,476	100,000,000	12,377,900	12,377,900
Weighted average redeemable shares outstanding – basic and diluted	1,865,327	-	5,750,000	-
Post-Combination weighted average ordinary shares outstanding	-	-	18,127,900	12,377,900
Net Income for the year ended December 31, 2024	640,343	3,450,072	2,590,415	2,590,415
Earnings/(loss) per share:
Basic and diluted per redeemable ordinary shares	0.50	-	0.27	-
Basic and diluted per non-redeemable ordinary shares	(0.21)	0.03	0.08	(0.25)

Book value per share

Book value per share is calculated using the formula: Total shareholder’s equity divided by shares outstanding. The table below shows the data used for the calculation of the book value per share as of December 31, 2024.

(In US$, except for share, or otherwise noted)	Future Vision	VIWO	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Shareholder’s equity as of December 31, 2024 (include temporary equity associated with the redeemable public shares)	59,831,849	4,128,421	61,885,270	4,097,770
Non-redeemable shares outstanding – basic and diluted	1,794,000	100,000,000	12,377,900	12,377,900
Redeemable shares outstanding – basic and diluted	5,750,000	-	5,750,000	-
Post-Combination ordinary shares outstanding	-	-	18,127,900	12,377,900
December 31, 2024, book value per ordinary shares (include temporary equity associated with the redeemable public shares)	7.93	0.04	-	-
December 31, 2024, book value per ordinary shares post combination	-	-	3.41	0.33

Weighted average shares outstanding — basic and diluted

We calculated the weighted-average number of shares outstanding for the net income per share attributable to common shareholders, basic and diluted, assumes that the business combination occurred as of the December 31, 2024. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding for the entire period presented. The weighted-average number of shares outstanding in the two scenarios, no redemption and maximum redemption, were determined as below:

(In US$, except for share, or otherwise noted)	Pro Forma Combined Assuming No Redemptions into Cash	Pro Forma Combined Assuming Maximum Redemptions into Cash
Future Vision’s Ordinary shares issue to VIWO security holders	9,950,250	9,950,250
Future Vision’s Ordinary shares, already issued to the Sponsor, and issue for conversion of Future Vision Private Rights	1,766,400	1,766,400
Future Vision’s Ordinary shares, already issued at IPO	5,750,000	-
Future Vision’s Ordinary shares issue for conversion of Future Vision Public Rights	575,000	575,000
Future Vision’s representative shares	86,250	86,250
New VIWO’s Weighted-average number of shares outstanding for the net income per share attributable to common shareholders, basic and diluted	18,127,900	12,377,900

Any potentially dilutive outstanding shares were excluded from the computation of diluted net income per share for the periods presented because including them would have had an anti-dilutive effect, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods.

The following table sets forth, with respect to each material transaction reasonably likely to occur in connection with the Business Combination while excluding the Business Combination itself, across potential redemption levels.

	No Redemption Scenario	25% Redemption Scenario	50% Redemption Scenario	75% Redemption Scenario
Net tangible book value of Future Vision as of December 31, 2024 (include temporary equity associated with the redeemable public shares)	$59,831,849	$59,831,849	$59,831,849	$59,831,849
Decrease in net tangible book value for payment of offering cost(1)	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Decrease in net tangible book value for payment of deferred underwriting costs(2)	(575,000)	(575,000)	(575,000)	(575,000)
Decrease in net tangible book value for redemption by public shareholders(3)	-	(14,446,875)	(28,893,750)	(43,340,625)
As adjusted net tangible book as of December 31, 2024	$57,756,849	$43,309,974	$28,863,099	$14,416,224

Issued and outstanding shares held by Future Vision’s sponsor and its affiliates	1,736,500	1,736,500	1,736,500	1,736,500
Issued and outstanding shares held by underwriter	57,500	57,500	57,500	57,500
Non-redeemed of public shares	5,750,000	4,312,500	2,875,000	1,437,500
Issuance of ordinary shares for conversion of public rights into ordinary shares(4)	575,000	575,000	575,000	575,000
Issuance of ordinary shares for conversion of private rights into ordinary shares(5)	29,900	29,900	29,900	29,900
Issuance of ordinary shares to underwriter for payment of deferred underwriting costs	28,750	28,750	28,750	28,750

As adjusted issued and outstanding shares as of December 31, 2024	8,177,650	6,740,150	5,302,650	3,865,150

Offering price per share in Future Vision’s IPO	$10	$10	$10	$10
Net tangible (include temporary equity associated with the redeemable public shares) book value per share	$7.06	$6.43	$5.44	$3.73
Dilution in offering price per share	$2.94	$3.57	$4.56	$6.27

(1)	This presentation also assumes that the value of total assets and therefore net tangible book value of Future Vision as of its most recent balance sheet date are reduced by $1,500,000, to account for the estimated total Business Combination transaction expenses.
(2)	The value of total assets and net tangible book value of Future Vision are also decreased by $575,000 repayment to the IPO Underwriter upon the closing of the Business Combination.
(3)	Assumes redeemed for cash by Future Vision shareholders, at a redemption price of $10.05 per share.
(4)	Future Vision Public Rights: There are currently 5,750,000 Future Vision Rights outstanding held by Public Shareholders, each of which will automatically convert into 1/10 of one New VIWO Ordinary Share at Closing, for a total of 575,000 New VIWO Ordinary Shares to be issued in respect of the Future Vision Rights at Closing. New VIWO will not receive any consideration for the issuance of 575,000 New VIWO Ordinary Shares.
(5)	Future Vision Private Rights: There are currently 299,000 Future Vision Rights outstanding held by Future Vision’s initial shareholders, each of which will automatically convert into 1/10 of one New VIWO Ordinary Share at Closing, for a total of 29,900 New VIWO Ordinary Shares to be issued in respect of the Future Vision Rights at Closing. New VIWO will not receive any consideration for this issuance of 29,900 New VIWO Ordinary Shares.

TRADING MARKET AND DIVIDENDS

Ticker Symbol and Market Price

The Future Vision Public Units, Future Vision Shares, and Future Vision Rights are each quoted on the Nasdaq Capital Market, under the symbols “FVNNU,” “FVN”, and “FVNNR” respectively. Each of the Future Vision Public Units consists of one Future Vision Share, and a Future Vision Right to acquire one-tenth of a Future Vision Share. The Future Vision Public Units commenced trading on September 13, 2024. The Future Vision Shares and Future Vision Rights commenced trading on November 4, 2024.

On November 27, 2024, the trading date before the public announcement of the Business Combination, Future Vision’s Ordinary Shares, Public Units and Public Rights closed at $10.02, $10.11 and $0.1101, respectively. On April 11, 2025, the trading date immediately prior to the date of this proxy statement, Future Vision’s Ordinary Share, Public Units and Public Rights closed at $10.20, $10.28 and $0.1661, respectively. The Future Vision Public Rights will convert into Future Vision Shares upon completion of the Business Combination, and as a result, the Future Vision Public Rights will cease trading upon the completion of the Business Combination.

Holders

As of the record date of [●], 2025, there were [●] holders of record of Future Vision Public Units, [●] holders of record of Future Vision Shares, [●] holders of record of Future Vision Public Rights. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Ordinary Shares, Public Units and Public Rights are held of record by banks, brokers and other financial institutions.

Dividends

Future Vision has not paid any cash dividends on its Future Vision Shares to date and does not intend to pay cash dividends prior to the completion of a Business Combination. The payment of cash dividends in the future will depend upon Future Vision’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of its then Board of Directors. It is the present intention of Future Vision’s Board of Directors to retain all earnings, if any, for use in its business operations and, accordingly, Future Vision’s Board of Directors does not anticipate declaring any dividends in the foreseeable future.

VIWO

No VIWO securities are publicly traded. It is a privately held company with six (6) shareholders.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of VIWO prior to the Closing and to Post-Closing New VIWO. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Post-Closing New VIWO, in which event the market price of Post-Closing New VIWO’s ordinary shares could decline, and you could lose part or all of your investment.

Risks Related to Our Corporate Structure

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially most of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risk Factors Relating to our Business and Industry

VIWO operates in a relatively new and rapidly evolving market.

The markets for VIWO’s products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, VIWO’s continued growth depends, in part, on its ability to respond to changes in the Business intelligence digital technology services industry, including rapid technological evolution, continued shifts in customer demands, introductions of new products and services and emergence of new industry standards and practices. Developing and integrating new solutions, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits VIWO expects to achieve.

In addition, as the Business intelligence digital technology service industry in China is relatively young, there are few proven methods of projecting customer demand or available industry standards on which VIWO can rely. Some of VIWO’s current monetization methods are also in a relatively preliminary stage. VIWO cannot assure you that its attempts to monetize current applications will continue to be successful, profitable or accepted, and therefore the profit potential of VIWO’s business is difficult to gauge. VIWO’s growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding VIWO’s ability to:

●	continue to develop new software and related solutions that are appealing to customers;

●	maintain stable relationships with other key participants in the value chain;

●	expand products and services into more scenarios and customer bases; and

●	expand into new geographic markets with high growth potential.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. VIWO cannot assure you that it will succeed in any of these aspects or that the Business intelligence digital technology service industry in the PRC will continue to grow at a rapid pace. If VIWO fails to successfully address any of the above risks and uncertainties, then the size of its customer base, its revenue and profits may decline.

VIWO’s competitive position and results of operations could be harmed if VIWO does not compete effectively.

The markets for VIWO’s products and services are characterized by intense competition, new industry standards, limited barriers to entry, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions (including alternatives with limited functionality available at lower costs or free of charge). Any of these factors could create downward pressure on pricing and profitability and could adversely affect VIWO’s ability to retain current customers or attract new customers. VIWO’s future success will depend on a continued ability to enhance and integrate VIWO’s existing products and services, introduce new products and services in a timely and cost-effective manner, meet changing customer expectations and needs, extend VIWO’s core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Furthermore, some of VIWO’s current and potential competitors enjoy competitive advantages such as greater financial, technical, sales, marketing and other resources, broader brand awareness, and access to larger customer bases. As a result of these advantages, potential and current customers might select the products and services of VIWO’s competitors, causing a loss of market share to VIWO.

VIWO has a limited operating history, and it may not be able to sustain rapid growth, effectively manage growth or implement business strategies.

VIWO has a limited operating history. Although VIWO has experienced significant growth since launching its business, VIWO’s historical performance results and growth rate may not be indicative of its future performance. VIWO may not be able to achieve similar results or grow at the same rate as it has in the past. To keep pace with the development of the Business intelligence digital technology service industry in the PRC, VIWO may need to adjust and upgrade its product and service offerings or modify its business model. These adjustments may not achieve expected results and may have a material and adverse impact on VIWO’s financial conditions and results of operations.

In addition, VIWO’s rapid growth and expansion have placed, and is expected to continue to place, a significant strain on VIWO’s management and resources. There is no assurance that the future growth of VIWO will be sustained at a similar rate or at all. VIWO believes that its revenue, expenses and operating results may vary from period to period in response to a variety of factors beyond its control, which primarily include general economic conditions, emergencies and changes in policies, laws and regulations that may affect VIWO’s business operations and its ability to monitor costs. In addition, VIWO’s ability to develop new sources of revenues, diversify monetization methods, attract and retain customers, continue developing innovative technologies, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in the PRC, will also affect its future growth to a great extent. Therefore, you should not rely on VIWO’s historical results to predict its future financial performance.

If VIWO fails to keep up with industry trends or technological developments, or develop, acquire, market and offer new products and services, VIWO’s business, results of operations and financial condition may be materially and adversely affected.

The Business intelligence digital technology service industry is rapidly evolving and is subject to continuous technological changes. VIWO’s success depends on its ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of VIWO’s customers. VIWO’s growth strategy is focused on responding to these types of developments by driving innovation that will enable VIWO to expand business into new growth domains. VIWO’s competitive advantage could be adversely affected if VIWO does not invest enough in new technologies and industrial developments, or if VIWO makes the incorrect strategical investment to respond to these developments and to drive innovation. If VIWO does not sufficiently invest in new technology and industry developments, or evolve and expand VIWO’s business at sufficient speed and scale, or if VIWO does not make the right strategic investments to respond to these developments and successfully drive innovation, then VIWO’s services and solutions, results of operations, and ability to develop and maintain a competitive advantage and continue to grow could be negatively affected.

In addition, VIWO operates in a quickly evolving environment, in which there currently are, and VIWO expects will continue to be, new technology developments. New services or technologies offered by competitors or new entrants may make VIWO’s offerings less differentiated or less competitive when compared to other alternatives, which may adversely affect VIWO’s results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. In order to maintain and improve competitiveness and continue to expand VIWO’s business, VIWO needs to constantly introduce new solutions and products and services to satisfy customers’ needs, in order for VIWO to attract new customers and retain existing customers. Researching and developing new technologies and solutions require significant investment of human resources and capital. VIWO cannot assure you that any research and development efforts will be successful, or that VIWO will be able to obtain financing to cover such expenditure. Failure to adapt VIWO’s products and services to such changes in an effective and timely manner could materially and adversely affect VIWO’s business, financial condition and results of operations.

VIWO’s results of operations could materially suffer in the event of insufficient pricing to enable VIWO to meet profitability expectations.

If VIWO is not able to obtain sufficient pricing for its services and solutions, VIWO’s revenues and profitability could materially suffer. The rates VIWO is able to charge for services and solutions are affected by a number of factors, including:

●	general economic and political conditions;

●	the competitive environment in VIWO’s industry;

●	market price of its service and products provided;

●	VIWO’s bargaining power when entering into contract with customers;

●	VIWO’s customers’ preferences and desire to reduce their costs; and

●	VIWO’s ability to accurately estimate, monitor and manage its contract revenues, costs of sales, profit margins and cash flows over the full contract period.

In addition, VIWO’s profitability with respect to services and solutions for new technologies may be different when compared to the profitability of VIWO’s current business, due to factors such as the use of alternative pricing, the mix of work and the number of service providers, among others.

The competitive environment the Business intelligence digital technology service industry in the PRC affects VIWO’s ability to obtain favorable pricing in a number of ways, any of which could have a material negative impact on its results of operations. The less VIWO is able to differentiate and/or clearly convey the value of VIWO’s services and solutions, the more risk VIWO faces in terms of its services and solutions will be seen as commodities, and price will become the driving factor in selecting a service provider. In addition, the introduction of new services or products by competitors could reduce VIWO’s ability to obtain favorable pricing for the services or products that VIWO offers. Competitors may be willing, at times, to price contracts lower than VIWO in an effort to enter new markets or increase market share. Further, if competitors develop and implement methodologies that yield greater efficiency and productivity, they may be better positioned to offer similar services at lower prices. As such, failure to adopt a sufficient pricing policy or adjust its pricing policy in a timely and effective manner could adversely and materially affect VIWO’s competitive position in the industry, which could adversely and materially affect VIWO’s operations and financial conditions.

VIWO makes significant investments in research and development of new products and services that may not achieve expected returns.

VIWO has made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to, innovativeness, developer support, and effective distribution and marketing. There is no assurance that VIWO will be rewarded from its investments in developing new services and products. If VIWO’s customers do not perceive its latest offerings as providing significant new functionality or other value, they may reduce their purchases of services or products, thus unfavorably affecting revenue and profits. VIWO may not achieve significant revenue from new products and services, or new applications of existing products and services, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products, services and businesses may not be as high as the margins VIWO has experienced historically. Furthermore, developing new technologies is complex and unpredictable, which can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect VIWO’s revenue and profits.

VIWO requires a significant amount of capital to fund its research and development investments. If VIWO cannot obtain sufficient capital on favorable terms or at all, its business, financial condition and prospects may be materially and adversely affected.

Operating VIWO, its subsidiaries’ business requires significant, continuous investment in acquiring, maintaining and upgrading contents, services and technologies. Historically, VIWO has financed its operations primarily with net cash generated from operating activities, financial support from shareholders and equity financings and loans from third-parties. As part of VIWO’s growth strategy, VIWO plans to continue investing substantial capital in research and development activities in the future, which may require VIWO to obtain additional equity or debt financing. VIWO’s ability to obtain additional financing in the future is subject to a number of uncertainties, including but not limited to those relating to:

●	VIWO’s future business development, financial condition and results of operations;

●	general market conditions for financing activities; and

●	macro-economic and other conditions in China and elsewhere.

Although VIWO expects to rely on net cash provided by operating activities and financing through capital markets for liquidity needs as VIWO’s business continues to grow and after it becomes a public company, there can be no assurances that VIWO will be successful in its efforts to diversify sources of liquidity. If VIWO raises additional funds through future issuances of equity or convertible debt securities, VIWO’s existing shareholders could suffer significant dilution, and any new equity securities VIWO issues could have rights, preferences and privileges superior to those of holders of VIWO’s ordinary shares. Any debt financing that VIWO secures in the future could involve restrictive covenants relating to VIWO’s capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for VIWO to obtain additional capital to fund its research and development, and pursue business opportunities, including potential acquisitions. If VIWO is unable to obtain sufficient capital to meet capital needs, then it may not be able to implement growth strategies, which may cause VIWO’s business, financial condition and general prospects to be materially and adversely affected.

VIWO’s success depends on its ability to attract, hire, retain and motivate key management personnel and highly skilled employees.

VIWO’s success is largely attributable to the continued commitment and contribution of VIWO’s directors and key senior management personnel. Their extensive knowledge and experience in the Business intelligence digital technology service industry as well as their established relationships with VIWO’s customers, are vital to VIWO’s business. There are no assurances that VIWO will be able to retain these key personnel, and the loss of any of them without suitable and timely replacements, or the inability to attract and retain qualified personnel may adversely affect VIWO’s business, results of operations, financial position and general prospects.

VIWO believes that its future success depends on VIWO’s continued ability to attract, hire, retain and motivate qualified and skilled employees, as they are critical in improving VIWO’s infrastructure and technologies and optimizing its operations. Competition for recruitment of highly skilled professionals is intense, which could also increase costs to attract and retain talented employees. VIWO may not be able to hire and retain skilled employees at compensation levels consistent with VIWO’s existing compensation level and structure. Some of the companies with which VIWO competes for experienced employees may have greater resources than VIWO does and may be able to offer more attractive terms of employment. In addition, VIWO invests significant time and resources in training employees to ensure their competitiveness, which increases these employees’ value to competitors who may seek to recruit them. If VIWO fails to retain these employees, VIWO could incur significant expenses in hiring and training new employees, and VIWO’s ability to provide services consistently could diminish, resulting in a material adverse effect on VIWO’s business and ability to sustain profitability. Moreover, if any member of VIWO’s management team or any of its other key personnel joins a competitor or forms a competing business, VIWO’s trade secrets and know-hows may leak which could have a material adverse effect on its business.

VIWO’s business depends substantially on the market recognition of its brand and negative media coverage could adversely affect VIWO’s business.

VIWO believes that enhancing its brand and extending its customer base are cornerstones to sustaining its competitive advantages. Negative publicity about VIWO and its business, shareholders, affiliates, directors, officers, and other employees, as well as the industry in which VIWO operates, could be devastating and could materially and adversely affect the public perception of VIWO’s brand, and in turn, reduce the sales of its products and services. Negative publicity concerning could be related to a wide variety of matters, including:

●	alleged misconduct or other improper activities committed by VIWO’s shareholders, affiliates, directors, officers and other employees;

●	false or malicious allegations or rumors about VIWO or its shareholders, affiliates, directors, officers, and other employees;

●	user complaints about the quality of VIWO’s products and services;

●	copyright or patent infringements involving VIWO and contents offered on VIWO’s platforms; and

●	governmental and regulatory investigations or penalties resulting from VIWO’s failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as its impact without affording VIWO an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning VIWO, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be eliminated entirely or mitigated and may materially harm VIWO’s reputation, business, financial condition and results of operations.

VIWO’s failure to protect intellectual property rights may undermine its competitive position.

VIWO believes that its patents, copyrights, trademarks and other intellectual property are essential to the success of VIWO. VIWO depends to a large extent on the ability to develop and maintain the intellectual property rights relating to VIWO’s Business intelligence digital technology solutions and products. VIWO has devoted considerable time and energy to the development and improvement of software, websites, and intellectual property.

VIWO relies primarily on a combination of patents, copyrights, trademarks and trade secrets laws, and contractual restrictions for the protection of the intellectual property used in VIWO’s business. Nevertheless, these provide only limited protection and the actions VIWO takes to protect intellectual property rights may not be adequate. VIWO’s trade secrets may become known or be independently discovered by competitors. VIWO may have no rights or limited rights to stop others’ use of VIWO’s information, including intellectual property. Moreover, to the extent that VIWO’s employees or third parties with whom VIWO does business use intellectual property owned by others in their work for VIWO, disputes may arise as to the rights to such intellectual property. Furthermore, it is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement, and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Contractual restrictions may be breached by counterparties, and there may not be adequate remedies available to VIWO for any such breach. Accordingly, VIWO may not be able to effectively protect intellectual property rights or to enforce VIWO’s contractual rights in China. Preventing any unauthorized use of VIWO’s intellectual property is difficult and costly and the steps VIWO takes may be inadequate to prevent the misappropriation of company intellectual property. In the event that VIWO resorts to litigation to enforce intellectual property rights, such litigation could result in substantial costs and a diversion of VIWO’s managerial and financial resources. VIWO cannot provide assurance that VIWO will prevail in such litigation. Any failure in protecting or enforcing VIWO’s intellectual property rights could have a material adverse effect on its business, financial condition and results of operations.

VIWO’s services or solutions could infringe upon the intellectual property rights of others or VIWO might lose its ability to utilize the intellectual property of others.

VIWO cannot be sure that its services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that VIWO or its clients are infringing upon their intellectual property rights. These claims could harm VIWO’s reputation, cause VIWO to incur substantial costs or prevent it from offering some services or solutions in the future. Any related proceedings could require VIWO to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage VIWO’s reputation and/or require it to incur additional costs to obtain the right to continue to offer a service or solution to VIWO’s customers. If VIWO cannot secure this right at all or on reasonable terms, or if it cannot substitute alternative technology, then VIWO’s results of operations could be materially adversely affected. The risk of infringement claims against VIWO may increase as VIWO expands upon its Business intelligence digital technology solutions.

Additionally, in recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming VIWO or its clients could be costly to defend or lead to an expensive settlement or judgment against VIWO. Moreover, such an action could result in an injunction being ordered against VIWO’s client or its services or operations, causing further damages.

In addition, VIWO relies on third-party software in providing some of VIWO’s services and solutions. If VIWO loses its ability to continue using such software for any reason, including in the event that the software is found to infringe the rights of others, VIWO will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. VIWO’s inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect VIWO’s results of operations. In addition, the application and interpretation of intellectual property right laws as well as the procedures and standards for granting trademarks, patents, copyrights, know-how and other intellectual property rights are constantly evolving and may be uncertain, so VIWO cannot assure you that the courts or regulatory authorities will agree with VIWO’s legal analysis. If VIWO is ruled to have violated the intellectual property rights of a third party, VIWO may be liable for infringement activities, or may be prohibited from using the intellectual property rights, and VIWO may incur licensing fees or be forced to develop alternatives. In this case, VIWO’s business and financial condition may be materially and adversely affected.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to VIWO’s trademarks, brand or websites, or misappropriate VIWO’s data and copy VIWO’s platform, all of which could cause confusion to VIWO’s users, divert online customers away from VIWO’s products and services or harm its reputation.

To divert potential customers from VIWO to such competitors’ or third parties’ websites or platforms, competitors and other third parties may purchase (i) trademarks that are similar to VIWO’s trademarks and (ii) keywords that are confusingly similar to VIWO’s brand or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from VIWO to such competitors’ or third parties’ websites or platforms. Preventing such unauthorized use is inherently difficult. If VIWO is unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential customers away from VIWO’s platform to competing, irrelevant or potentially offensive platform, which could harm VIWO’s reputation and cause VIWO to lose revenue.

VIWO’s business is highly dependent on the proper functioning and improvement of its information technology systems and infrastructure. VIWO’s business and operating results may be harmed by service disruptions, or by VIWO’s failure to timely and effectively scale up and adjust VIWO’s existing technology and infrastructure.

VIWO’s business depends on the continuous and reliable operation of VIWO’s information technology (“IT”) systems. VIWO’s IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm VIWO’s IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage VIWO’s reputation and cause VIWO’s customers and end-users to migrate to its competitors’ platforms. If VIWO experiences frequent or constant service disruptions, whether caused by failures of VIWO’s own IT systems or those of third-party service providers, then VIWO’s user experience may be negatively affected, which in turn may have a material and adverse effect on VIWO’s reputation and business. VIWO may not be successful in minimizing the frequency or duration of service interruptions. As the number of VIWO’s end-users increases and more user data are generated on VIWO’s platform, it may be required to expand and adjust technology and infrastructure to continue to reliably store and process content.

VIWO’s operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, VIWO primarily relies on a limited number of telecommunication service providers to provide VIWO with data communications capacity through local telecommunications lines and Internet data centers to host VIWO’s servers. VIWO has limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing and Shenzhen are scarce. With the expansion of VIWO’s business, it may be required to upgrade technology and infrastructure to keep up with the increasing traffic on its platform. VIWO cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If VIWO cannot increase its capacity to deliver online services, then it may not be able to expand its customer base, and the adoption of VIWO’s services may be hindered, which could adversely impact its business and profitability.

In addition, VIWO has no control over the costs of the services provided by telecommunication service providers. If the prices VIWO pays for telecommunications and Internet services rise significantly, VIWO’s results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect VIWO’s ability to continue to expand VIWO’s user base.

VIWO uses third-party services and technologies in connection with VIWO’s business, and any disruption to the provision of these services and technologies to VIWO could result in adverse publicity and a slowdown in the growth of VIWO’s users, which could materially and adversely affect VIWO’s business, financial condition and results of operations.

VIWO’s business partially depends on services provided by, and relationships with, various third parties. Some third-party software VIWO uses in its operations is currently publicly available and free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, then VIWO may need to incur significant costs to obtain licensing, find replacement software or develop it on VIWO’s own. If VIWO is unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, VIWO’s business and operations may be adversely affected.

VIWO exercises no control over the third parties with whom VIWO has business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with VIWO, then VIWO could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on VIWO’s business, financial condition and results of operations.

VIWO’s insurance policies may not provide adequate coverage for all claims associated with its business operations.

VIWO maintains various insurance policies, such as group personal accident insurance and corporate employee benefits insurance. However, VIWO’s insurance coverage is still limited in terms of amount, scope and benefit. Insurance companies in China offer limited business insurance products. VIWO does not have any business liability or disruption insurance coverage for VIWO’s operations in China. Any business disruption may result in VIWO’s incurring substantial costs and the diversion of VIWO’s resources. Any uninsured business disruption, litigation or legal proceedings or natural disasters, such as epidemics, pandemics or earthquakes, or other events beyond VIWO’s control could result in substantial costs and the diversion of VIWO’s management’s attention. If VIWO was to be held liable for uninsured losses or amounts and claims for insured losses exceeding the limits of its insurance coverage, then VIWO’s business, financial condition, and results of operations may be materially and adversely affected as a result.

VIWO may be subject to claims, disputes or legal proceedings in the ordinary course of its business. If the outcome of these proceedings is unfavorable to VIWO, then VIWO’s business, results of operations and financial condition could be adversely affected.

VIWO may be subject to claims, disputes, or legal proceedings in the ordinary course of its business from time to time, which could adversely affect VIWO’s business, results of operations and financial condition. VIWO may receive formal and informal inquiries from governmental authorities and regulators regarding VIWO’s compliance with applicable laws and regulations, many of which are evolving and subject to interpretation. Claims arising out of actual or alleged violations of laws could be asserted against VIWO by VIWO’s employees, customers, media partners, competitors, governmental entities in civil or criminal investigations and proceedings or other third parties. These claims could be asserted under a variety of laws, including but not limited to advertising laws, Internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. VIWO may also be subject to lawsuits due to actions by VIWO’s media partners or advertising customers.

There can be no guarantee that VIWO will be successful in defending itself in legal and arbitration actions or in asserting VIWO’s rights under various laws. If the outcome of these proceedings is unfavorable to VIWO, then VIWO’s business, results of operations and financial conditions could be adversely affected. Even if VIWO is successful in its attempt to defend itself in legal and arbitration actions or to assert VIWO’s rights under various laws, enforcing VIWO’s rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions may expose VIWO to negative publicity, substantial monetary damages and legal defense costs, injunctive relief, and criminal and civil fines and penalties, including but not limited to suspension or revocation of VIWO’s licenses to conduct business.

VIWO may need additional capital to support or expand its business, and VIWO may be unable to obtain such capital in a timely manner or on acceptable terms, if at all.

Although VIWO believes that VIWO’s anticipated cash flows from operating activities, together with cash on hand, will be sufficient to meet VIWO’s anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, VIWO cannot assure you this will be the case. VIWO may also need additional cash resources in the future if it pursues opportunities for investments, acquisitions or similar actions. If VIWO determines that its cash requirements exceed the amount of cash and cash equivalents VIWO has on hand at the time, VIWO may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to VIWO’s shareholding. The incurrence of indebtedness would result in increased fixed obligations and could result in operational and financial covenants that would restrict VIWO’s operations. VIWO has historically used bank borrowings to partially finance operations. VIWO cannot assure you that additional financing will be available in amounts sufficient or on terms acceptable to VIWO, if at all.

VIWO’s business may be materially and adversely affected by the effects of natural disasters, health epidemics or similar situation, and may continue to cause negative impacts to the VIWO’s business, results of operations and financial condition.

VIWO’s business could be materially and adversely affected by natural disasters, such as earthquakes, floods, blizzards, typhoons or fire accidents, epidemics such as avian flu, swine flu, Severe Acute Respiratory Syndrome (or SARS), Ebola, Zika, COVID-19, or other events, such as acts of war, terrorism, environmental accidents, power shortages or communication interruptions.

VIWO may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

In the opinion of VIWO’s PRC counsel, VIWO’s subsidiaries in the PRC currently have obtained the necessary permits and licenses to operate its current business in China. However, the PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulations of the Internet business include, but are not limited to, the following:

●	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of VIWO’s subsidiaries and PRC variable interest entity levels may be subject to challenge, VIWO may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for VIWO’s present or future operations, and VIWO may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities.

●	The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. VIWO is unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect VIWO. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for VIWO’s operations. If VIWO’s operations do not comply with these new regulations after they become effective, or if VIWO fails to obtain any licenses required under these new laws and regulations, VIWO could be subject to penalties, and VIWO’s business could be disrupted.

VIWO may be liable for improper use or appropriation of personal information provided directly or indirectly by its customers or end users.

VIWO may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to VIWO are often uncertain, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

VIWO expects to obtain information about various aspects of its operations as well as regarding its employees and third parties. VIWO also maintains information about various aspects of its operations as well as regarding its employees. The integrity and protection of VIWO’s customer, employee and company data is critical to its business. VIWO’s customers, end users and employees expect that VIWO will adequately protect their personal information. VIWO is required by applicable laws to keep strictly confidential the personal information that it collects, and to take adequate security measures to safeguard such information.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Law of the PRC (the “PRC Cybersecurity Law”). The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “PIPL”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. Any noncompliance may result in suspension of business, the revocation of business license, penalties and other administrative disciplines. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on September 14, 2024, the State Council released the Administration Regulations on Network Data Security and effected on January 1, 2025, which provides that network data handlers carry out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national regulations.

Since the Administration Regulations on Network Data Security is relativity new, the implementation and interpretation are not yet clear. There are uncertainties about how such regulations will affect VIWO and its listing on Nasdaq. In the event that the Cyberspace Administration of China determines that VIWO is subject to these regulations, VIWO may be required to be delisted from Nasdaq and VIWO may be subject to fines and penalties.

VIWO cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as VIWO does, and there is no assurance that VIWO can fully or timely comply with such laws. In the event that VIWO is subject to any mandatory cybersecurity review and other specific actions required by the CAC, VIWO faces uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, VIWO may be further required to suspend VIWO’s relevant business, shut down VIWO’s website, or face other penalties, which could materially and adversely affect its business, financial condition, and results of operations.

VIWO, its subsidiaries have a limited customer base and depend on a small number of customers for a significant portion of revenues which may result in heightened concentration risk.

Due to the nature of VIWO’s business and its limited operating history, VIWO, its subsidiaries have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the year ended September 30, 2023, one customer accounted for 13% of the Company’s total revenues. For the year ended September 30, 2024, three customers accounted for 21%, 15% and 14% of the Company’s total revenues, respectively.

As of September 30, 2023, two customers accounted for 58% and 40% of the Company’s accounts receivable, respectively. As of September 30, 2024, three customers accounted for 39%, 36% and 25% of the Company’s accounts receivable, respectively.

VIWO’s ability to maintain close relationships with its top customers is essential to the growth and profitability of VIWO’s business. If VIWO fails to retain these top customers in any particular period, or if a large customer enters into fewer engagements with VIWO, or fails to enter into any engagements with VIWO, or if VIWO fails to develop additional major customers, or if VIWO fails to develop additional major customers, then VIWO’s revenue could decline, which may adversely affect VIWO’s results of operations. Please refer to page 173 of the proxy statement/prospectus for a more detailed description of VIWO’s arrangements with each of its major customers.

VIWO, its subsidiaries depend on a limited number of vendors for a significant portion of its purchase which may result in heightened concentration risk.

VIWO, its subsidiaries also conduct business with a limited number of vendors. For the year ended September 30, 2023, one vendor accounted for 19% of the Company’s total purchases. For the year ended September 30, 2024, four vendors accounted for 22%, 17%, 15% and 15% of the Company’s total purchases, respectively.

As of September 30, 2023, four vendors accounted for 54%, 13%, 11% and 10% of the Company’s accounts payable, respectively. As of September 30, 2024, three vendors accounted for 65%, 18%, and 13% of the Company’s accounts payable, respectively.

VIWO’s financial results could be materially and adversely affected if any one supplier fails to fulfill its contractual obligations, or if VIWO is unable to find other suppliers to provide the same level of supplies. In addition, VIWO cannot assure you that performance by third-party vendors will be satisfactory, and if they under-perform, it will have a material adverse effect on the cash flows or profitability of VIWO’s business.

Risk Factors Relating to Doing Business in China

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of VIWO’s current corporate structure, corporate governance and business operations.

In March 2019, the Standing Committee of the National People’s Congress of the PRC passed the Foreign Investment Law of the People’s Republic of China (“Foreign Investment Law”). Among other things, the Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted by foreign individuals, enterprises and other organizations (collectively, the “Foreign Investors”) in a direct or indirectly manner, including any of the following circumstances: (1) the foreign investor establishes a foreign-invested enterprise within the territory of China, independently or jointly with any other investor; (2) the foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (3) the foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (4) the foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. The Foreign Investment Law leaves uncertainty with respect to whether Foreign Investors control PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.”.

On September 8, 2024, MOFCOM and the National Development and Reform Commission issued Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”), and effected on November 1, 2024. PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a “negative list” (the “Negative List”, which shall be promulgated by or promulgated with approval by the State Counsel), to be specific, Foreign Investors are prohibited from making any investments in the fields which are catalogued into prohibited industries for foreign investment based on the Negative List, while Foreign Investors are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the Negative List have been satisfied; when Foreign Investors make investments in the fields other than those included in the Negative List, the national treatment principle shall apply. Besides, certain approval and/or filing requirements shall be fulfilled in accordance with applicable foreign investment laws and regulations. The business that VIWO conducts through its subsidiaries is not subject to 2024 Negative List.

The United States’ restrictions on investments in Chinese AI technology, effective since 2025, present potential challenges and uncertainties for VIWO’s AI initiatives in China. These restrictions, part of a broader US government effort to address national security concerns related to technological competition, may curtail US investment in VIWO’s projects, potentially hindering project financing and collaborative opportunities with US entities. Should VIWO have planned engagements with third parties or capital subject to such restrictions, then such restrictions could significantly impact VIWO’s ability to secure necessary cooperation or capital.

Furthermore, these policies may limit VIWO’s access to advanced AI technologies and collaborative ventures originating in the United States. This restricted access could impede VIWO’s ability to integrate cutting-edge advancements, potentially slowing the pace of their technological innovation and development. The ability to introduce, participate in, and benefit from international technical exchanges and cooperation projects may also be negatively affected.

The evolving regulatory landscape in the US, driven in part by national security considerations, could also prompt strategic adjustments among other market participants. Such shifts may intensify competition within the Chinese AI market, as VIWO may encounter increased pressure from domestic and international competitors not subject to the same US restrictions. Consequently, VIWO will need to prioritize continuous enhancement of its technological capabilities and market competitiveness to effectively navigate these market dynamics.

If the chops of VIWO’s PRC subsidiaries and their respective subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of VIWO’s PRC subsidiaries are generally held securely by personnel designated or approved by VIWO in accordance with its internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, VIWO could experience disruption to VIWO’s normal business operations. VIWO may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from VIWO’s operations.

The PRC government exerts substantial influence over the manner in which VIWO, its subsidiaries must conduct its business activities. In addition to filing with the CSRC in accordance with the Overseas Listing Filing Rules, as mentioned above, VIWO is currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if VIWO was required to obtain approval in the future and was denied permission from Chinese authorities to list on U.S. exchanges, VIWO will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

VIWO’s ability to operate in China may be affected by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on VIWO’s part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof.

Additionally, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. However, the Opinions did not provide detailed rules and regulations. As a result, uncertainties remain regarding the interpretation and implementation of the Opinions.

As such, VIWO’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. VIWO could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. VIWO may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether VIWO will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although VIWO is currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange, VIWO’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (“Notice on Overseas Filing”), which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, as our PRC Subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended September 30, 2023 and 2024, and the key components of our operations are carried out in the PRC, this Business combination is considered an indirect offering and we are subject to the filing requirements under the Trial Measures. This Business combination and our listing on Nasdaq are therefore contingent on our completion of the filing procedures with the CSRC under the Trial Measures. We had submitted the filing application with the CSRC on December 4, 2024 but CSRC has not yet notified us that they have completed review, and we may be required to supplement our filing with additional information. There is no assurance that we can complete the filing with the CSRC in compliance with the Trial Measures prior to our listing on Nasdaq. If we fail to comply with the Trial Measures, the CSRC may order rectification, issue warnings, and impose a fine between RMB 1.0 million ($0.15 million) and RMB 10.0 million ($1.5 million) on our company. The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of the CSRC filing procedures under the Trial Measures on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on VIWO’s business, financial condition and results of operations.

Substantially most of VIWO’s revenues are generally sourced from China. Accordingly, VIWO’s results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on VIWO. For example, VIWO’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect VIWO’s business and operating results, lead to reduction in demand for VIWO’s services and adversely affect VIWO’s competitive position.

A severe or prolonged downturn in the PRC or global economy and political tensions between the United States and China could materially and adversely affect VIWO’s business and VIWO’s financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility.

If VIWO plans to expand its business internationally and do business cross-border in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for VIWO’s products and services, impact VIWO’s competitive position, or prevent VIWO from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect VIWO’s business, financial condition, and results of operations. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. Although the direct impact of the current international trade tension, and any escalation of such tension, on the Intelligent digital technology industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact VIWO’s business, financial condition and results of operations.

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, U.S. President Donald J. Trump signed the Holding Foreign Companies Accountable Act into law, which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. The Holding Foreign Companies Accountable Act and any proposed SEC rules may have a material and adverse impact on the stock performance of China-based companies listed in the United States. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy and the political tensions between the United States and China may materially and adversely affect VIWO’s business, financial condition, results of operations and prospects.

PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong

Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of New VIWO’s operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such common stock from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. Our auditor, SIMON & EDWARD, LLP, is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced its determination (the “2022 Determination”) that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the Ministry of Finance, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA as amended by the AHFCAA, our securities may be prohibited from trading on the NASDAQ or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Such recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national security exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our common stock could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our common stock is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our common stock. If shares of our common stock are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and VIWO.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties., which could result in a material change in VIWO’s operations and/or the value of VIWO’s ordinary shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

From time to time, VIWO may have to resort to administrative and court proceedings to enforce VIWO’s legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection VIWO enjoys than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, VIWO may not be aware of its violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of VIWO’s contractual, property (including intellectual property) and procedural rights, could materially and adversely affect VIWO’s business and impede VIWO’s ability to continue its operations.

VIWO is subject to extensive and evolving legal system in the PRC, non-compliance with which, or changes in which, may materially and adversely affect VIWO’s business and prospects, and may result in a material change in VIWO’s operations and/or the value of VIWO’s ordinary shares or could significantly limit or completely hinder VIWO’s ability to offer or continue to offer securities to investors and cause the value of VIWO’s securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect VIWO’s operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and VIWO may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as VIWO may be subject to additional, yet undetermined, laws and regulations, compliance may require VIWO to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust VIWO’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and VIWO cannot assure you that VIWO will be able to comply with these laws and regulations promptly or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, VIWO to conduct business, accept foreign investments, or be listed overseas.

The occurrence of any of these events may materially and adversely affect VIWO’s business and prospects and may result in a material change in VIWO’s operations and/or the value of VIWO’s ordinary shares or could significantly limit or completely hinder VIWO’s ability to offer or continue to offer securities to investors.

Under the PRC enterprise income tax law, VIWO may be classified as a “PRC resident enterprise”, which could result in unfavorable tax consequences to VIWO and its shareholders and have a material adverse effect on VIWO’s results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

VIWO believes that none of its entities outside of China is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to VIWO. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that the company or any of VIWO’s subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, VIWO may be subject to PRC enterprise income on VIWO’s worldwide income at the rate of 25%, which could materially reduce VIWO’s net income. In addition, VIWO will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, VIWO cannot assure you that dividends by VIWO’s PRC subsidiaries to VIWO’s Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident holders of VIWO’s ordinary shares may also be subject to PRC withholding tax on dividends paid by VIWO and PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, VIWO would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although VIWO’s holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by VIWO’s non-PRC resident holders of VIWO’s ordinary shares will be regarded as income from sources within the PRC if VIWO is classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in VIWO’s ordinary shares.

VIWO cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and VIWO’s PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of VIWO’s shares not through a public stock exchange, or any adjustment of such gains would cause VIWO to incur additional costs and may have a negative impact on the value of your investment in the company.

VIWO may not be able to obtain certain benefits under relevant tax treaties on dividends paid by its PRC subsidiaries to VIWO through its Hong Kong subsidiaries.

VIWO is an exempted company with limited liability, used as holding company, incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from VIWO’s PRC subsidiaries, as paid to VIWO through VIWO’s Hong Kong subsidiaries, to satisfy part of VIWO’s liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other requirements. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified for preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. There are also other conditions for benefiting from the reduced withholding tax rate according to other relevant tax rules and regulations. VIWO cannot assure you that its determination regarding VIWO’s Hong Kong subsidiaries’ qualification to benefit from the preferential tax treatment will not be challenged by the relevant PRC tax authority or that VIWO will be able to complete the necessary filings with the relevant PRC tax authority and benefit from the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to dividends to be paid by VIWO’s PRC subsidiaries to its Hong Kong subsidiaries.

VIWO faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

VIWO faces uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in VIWO by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. VIWO faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in VIWO’s offshore subsidiaries or investments. VIWO may be subject to filing obligations or taxed if VIWO is transferor in such transactions, and may be subject to withholding obligations if VIWO is transferee in such transactions under SAT Bulletin 7. For transfer of shares in VIWO by investors that are non-PRC resident enterprises, VIWO’s PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, VIWO may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom VIWO purchase taxable assets to comply with these circulars, or to establish that VIWO should not be taxed under these circulars, which may have a material adverse effect on VIWO’s financial condition and results of operations.

Certain judgments obtained against VIWO by its shareholders may not be enforceable.

VIWO is a Cayman Islands exempted company and substantially all of VIWO’s current operations are conducted in China. In addition, VIWO’s current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against VIWO or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against VIWO’s assets or the assets of VIWO’s directors and officers.

Implementation of labor laws and regulations in China may adversely affect VIWO’s business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect VIWO’s current employment policies and practices. VIWO’s employment policies and practices may violate the labor contract law or its implementation rules, and VIWO may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase VIWO’s operating expenses, in particular VIWO’s personnel expenses. In the event that VIWO decides to terminate some of VIWO’s employees or otherwise change VIWO’s employment or labor practices, the labor contract law and its implementation rules may also limit VIWO’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect VIWO’s business and results of operations. According to the Social Insurance Law and the Regulations on the Management of Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, VIWO cannot assure you that VIWO’s employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject VIWO to labor disputes or government investigations. If VIWO is deemed to have violated relevant labor laws and regulations, VIWO could be required to provide additional compensation to VIWO’s employees and VIWO’s business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at VIWO’s operations or any of VIWO’s third-party service providers could significantly disrupt daily operation or VIWO’s expansion plans and have a material adverse effect on VIWO’s business.

The M&A Rules and certain other PRC regulations may make it more difficult for VIWO to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and amended in 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by anti-monopoly law enforcement agency under the State Council before they can be completed. In addition, the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, VIWO may pursue potential strategic acquisitions that are complementary to VIWO’s business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit VIWO’s ability to complete such transactions, which could affect VIWO’s ability to expand its business or maintain VIWO’s market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that VIWO obtain approval of the Ministry of Commerce for VIWO’s completed or ongoing mergers and acquisitions. There is no assurance that VIWO can obtain such approval from the Ministry of Commerce for VIWO’s mergers and acquisitions, and if VIWO fails to obtain those approvals, VIWO may be required to suspend VIWO’s acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on VIWO’s business, results of operations and corporate structure.

Furthermore, the M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as this offering are subject to the CSRC approval procedures under the M&A Rules. In the opinion of VIWO’s PRC counsel, VIWO is not required to obtain approvals from the CSRC under the M&A Rules for listing and trading of the securities, because (i) the CSRC currently has not issued any definitive rules or interpretations concerning whether offerings are subject to the CSRC approval procedures under the M&A Rules, (ii) VIWO established a WFOE utilizing foreign direct investment that is not through a merger or acquisition of the equity or asset of a “PRC domestic company” as defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and the opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

PRC regulations relating to offshore investment activities by PRC residents may limit VIWO’s PRC subsidiaries’ ability to increase their registered capital or distribute profits to VIWO or otherwise expose VIWO to liability and penalties under PRC law.

The State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles. If VIWO’s shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, VIWO’s PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to VIWO, and VIWO may be restricted in its ability to contribute additional capital to VIWO’s PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, VIWO may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest of VIWO, nor can VIWO compel its shareholders to comply with the requirements of SAFE Circular 37. As a result, VIWO cannot assure you that all of its shareholders who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders to comply with SAFE Circular 37, or failure by VIWO to amend the foreign exchange registrations of its PRC subsidiaries, could subject VIWO to fines or legal sanctions, restrict VIWO’s overseas or cross-border investment activities, limit VIWO’s PRC subsidiaries’ ability to make distributions or pay dividends to VIWO or affect VIWO’s ownership structure, which could adversely affect VIWO’s business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent VIWO from using the proceeds it receives from offshore financing activities to make loans to or make additional capital contributions to VIWO’s PRC subsidiaries, which could materially and adversely affect VIWO’s liquidity and its ability to fund and expand business.

Any transfer of funds by VIWO to its PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to VIWO’s PRC subsidiaries are subject to registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by VIWO’s PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) VIWO’s PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by VIWO to the subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. VIWO may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by VIWO to its PRC subsidiaries. If VIWO fails to receive such approvals or complete such registration or filing, VIWO’s ability to use the proceeds it receives from VIWO’s offshore financing activities and to capitalize VIWO’s PRC operations may be negatively affected, which could adversely affect VIWO’s liquidity and ability to fund and expand its business. There is, in effect, no statutory limit on the amount of capital contribution that VIWO can make to its PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for VIWO’s PRC subsidiaries, and VIWO is allowed to make capital contributions to VIWO’s PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

With respect to loans to the VIWO’s PRC subsidiaries by VIWO, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on VIWO when providing loans to VIWO’s PRC subsidiaries. Currently, VIWO’s PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, VIWO’s ability to provide loans to VIWO’s PRC subsidiaries or VIWO’s consolidated affiliated entities may be significantly limited, which may adversely affect VIWO’s business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, VIWO is required to apply Renminbi funds converted from the net proceeds VIWO received from its offshore financing activities within the business scopes of VIWO’s PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit VIWO’s ability to use Renminbi converted from the net proceeds from VIWO’s offshore financing activities to fund the establishment of new entities in China by their subsidiaries, to invest in or acquire any other PRC companies through VIWO’s PRC subsidiaries, which may adversely affect VIWO’s business, financial condition and results of operations.

VIWO’s PRC subsidiaries are subject to restrictions on paying dividends or making other payments to VIWO, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of VIWO’s ordinary shares.

VIWO is a holding company incorporated in the Cayman Islands. VIWO relies on dividends from its PRC subsidiaries for VIWO’s cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to VIWO’s shareholders, including holders of VIWO’s ordinary shares, and service any debt VIWO may incur. Current PRC regulations permit VIWO’s PRC subsidiaries to pay dividends to VIWO only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined under Chinese accounting standards and regulations. In addition, VIWO’s PRC subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Furthermore, if VIWO’s PRC subsidiaries incur debt on their behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to VIWO, which may restrict VIWO’s ability to satisfy VIWO’s liquidity requirements.

In addition, the Enterprise Income Tax Law of the PRC, or the PRC EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on VIWO’s results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and VIWO cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit VIWO’s ability to utilize revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. VIWO receives substantially all of VIWO’s revenues in Renminbi. Under VIWO’s current corporate structure, VIWO’s Cayman Islands holding company may rely on dividend payments from VIWO’s PRC subsidiaries to fund any cash and financing requirements VIWO may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of VIWO’s PRC subsidiaries in China may be used to pay dividends to VIWO. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, VIWO needs to obtain SAFE approval to use cash generated from the operations of VIWO’s PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of VIWO’s shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents VIWO from obtaining sufficient foreign currencies to satisfy VIWO’s foreign currency demands, VIWO may not be able to pay dividends in foreign currencies to its shareholders.

VIWO’s leased property interests may be defective and its right to lease the properties affected by such defects may be challenged, which could adversely affect VIWO’s business.

According to the PRC Land Administration Law, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. Some of the landlords of VIWO’s leasing center locations have failed to provide the title certificates to VIWO. VIWO’s right to lease the premises may be interrupted or adversely affected if VIWO’s landlords are not the property owners and the actual property owners should appear.

In addition, the title certificate usually records the approved use of the state-owned land by the government and the property owner is obligated to follow the approved use requirement when making use of the property. In the case of failure to utilize the property in accordance with the approved use, the land administration authorities may order the tenant to cease utilizing the premises or even invalidate the contract between the landlord and the tenant. If VIWO’s use of the leased premises is not in full compliance with the approved use of the land, VIWO may be unable to continue to use the property, which may cause disruption to VIWO’s business.

Risks Related to our Intellectual Property Rights

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain trademark protection for our intellectual properties (i.e. patents), in China. There is no assurance that any of our existing and future trademarks and patents will be held valid and enforceable against third-party infringement. We have owned valid trademarks, patents, copyrights and other intellectual properties within PRC. Third parties may oppose our trademark patents, copyrights and other intellectual properties applications or otherwise challenge our use of the trademarks, patents, copyrights and other intellectual properties. In the event that our trademarks, patents, copyrights and other intellectual properties are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, patents, copyrights and other intellectual properties, or we may not have adequate resources to enforce our intellectual properties.

If we are unable to obtain and maintain patent protection for our operating system and other products, through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, or if any intellectual property rights that we own is challenged by third parties, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology in our operating system, from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights, trademark rights and copyrights. We have obtained and will continue to seek patents, trademarks and copyrights in China, as well as in other applicable jurisdictions during our future business development. We will seek to protect our products use, components, formulations and methods of treatment, and technology that we consider commercially important by filing patent and trademark applications, relying on trade secrets. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent and trademark applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our R&D output in time to obtain patent protection.

Even if patents or trademarks do issue on any of these future applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated, or there can be no assurance that we will obtain sufficient claim scope in those patents and trademarks to prevent a third party from competing successfully with our products. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights and other intellectual rights, allow third parties to commercialize our technology or Business intelligence digital technology products and compete directly with us, or result in our inability to manufacture or commercialize system and other Business intelligence digital technology products without infringing third-party’s intellectual rights.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies in Business intelligence digital technology related services and products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned patents may be challenged in the courts or patent offices in China or in other future applicable jurisdictions. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology on our Business intelligence digital technology service offerings and our Business intelligence digital technology food or device products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new Business intelligence digital technology products, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing our service offerings and products similar or identical to ours. We cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Changes in either the intellectual property laws or interpretation of the patent laws in the China and other countries may diminish the value of our intellectual properties or narrow the scope of our intellectual properties’ protection.

We enjoy only limited geographical protection with respect to certain intellectual property and may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents and other intellectual property in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some non-China countries can have a different scope and strength than do those in China. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of China, or do not favor enforcement or protection of patents or other intellectual property. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside China, or from selling or importing our service offerings and products in and into non-China jurisdictions.

Moreover, as our products mature, our reliance on our trademarks to differentiate us from our competitors will increase, and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our trademark rights, or engaging in conduct that constitutes unfair competition, defamation or other violation of our rights, our business could be materially adversely affected.

Proceedings to enforce our patent and other intellectual property rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our intellectual properties at risk of being invalidated or interpreted narrowly. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our Business intelligence digital technology service offerings and products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our service offerings and products in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and may have an adversely effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily protect all aspects of our intellectual property, and if we are unable to maintain the confidentiality of our trade secrets, our business and future prospect will be harmed. We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

In addition to the protection afforded by registered patents, we rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to protect our R&D results. However, trade secrets and know-how can be difficult to protect. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our R&D output, such as our employees, corporate collaboration partners, outside scientific collaborators, contract manufacturers, consultants, advisers and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain patent protection, in addition, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of our employees, collaborators, and other third parties who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Enforcing a claim that a third party illegally disclosed or misappropriated our trade secrets, including through intellectual property litigation or other proceedings, is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions may be less prepared, less willing or unwilling to protect trade secrets. Our trade secrets could otherwise become known or be independently discovered by our competitors or other third parties. For example, competitors could attempt to replicate some or all of the advantages we derive from our development efforts, willfully infringe, misappropriate or otherwise violate our intellectual property rights, design around our intellectual property protecting such compound or develop their own compound that fall outside of our intellectual property rights. If any of our trade secrets were to be disclosed or independently developed by a competitor, we may have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful. Our patent rights could be found invalid or unenforceable if challenged in court or before the relevant patent authority.

Competitors may infringe our patent rights or infringe, misappropriate or otherwise violate our other intellectual property rights. To counter infringement, misappropriation or any other unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Any claims that we assert against perceived infringers and other violators could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. An adverse result in any litigation proceeding could put our patents as well as any patents that may issue in the future, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs.

Moreover, we may not be able to detect infringement of our patents and other intellectual property rights. Even if we detect infringement by a third party of any of our patents or other intellectual property rights, we may choose not to pursue litigation against or settlement with such third party. If we later sue such third party for intellectual property rights infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce our patents against such third party.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our trade secrets or other confidential information could be compromised by disclosure during this type of litigation. Any failure by us to prevent the misappropriation or disclosure of our proprietary information could materially adversely affect our business, financial condition, results of operations and prospects.

Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our ordinary shares to decline, and any unfavorable outcome from such litigation could limit our R&D activities and/or our ability to commercialize our service offerings and products.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our ongoing and future service offerings and products, programs or intellectual property could be diminished. Accordingly, the market price of our ordinary shares may decline. Such announcements could also harm our reputation or our market, which could have a material adverse effect on our business.

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our Business intelligence digital technology service offerings and products, could be imposed by a court or under a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our R&D programs or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our R&D activities, our ability to commercialize one or more Business intelligence digital technology service offerings and products, or both.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

We own registered trademarks and will continuously registering trademarks for our upcoming Business intelligence digital technology related service offerings and products. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, canceled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and intellectual property and confidentiality agreements to protect the intellectual property related to our technologies and our products. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We have approved PRC patent applications in our portfolio and may have future pending patent, trademark and other intellectual property rights applications; however, we cannot predict:

●	If and when patents will issue based on our applications;

●	The scope of protection of any patent issuing based on our applications;

●	The degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

●	Whether any of our intellectual property will provide any competitive advantage;

●	Whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

●	Whether we will need to initiate or defend litigation or administrative proceedings to enforce and/or defend our patent rights, which may be costly whether we win or lose; or

●	Whether the patent applications that we own or may in-license will result in issued patents with claims that cover our product candidates or uses thereof in any countries.

Risks Related to New VIWO’s Status as a Foreign Private Issuer

New VIWO will convert to foreign private issuer status within the meaning of the rules under the Exchange Act upon the first available determination date, and, as such, New VIWO will be exempt from certain provisions applicable to United States domestic public companies. New VIWO may lose its status as a foreign private issuer in the future, causing it to incur substantial costs, time and resources.

Because New VIWO will convert to foreign private issuer under the Exchange Act upon the first relevant determination date following the consummation of the Business Combination, New VIWO is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

New VIWO will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, New VIWO intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information New VIWO is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold New VIWO’s securities, you may receive less or different information about New VIWO than you currently receive about Future Vision or that you would receive about a U.S. domestic public company.

New VIWO could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of New VIWO’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of New VIWO’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of New VIWO’s assets are located in the United States; or (iii) New VIWO’s business is administered principally in the United States. If New VIWO loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, New VIWO would likely incur substantial costs in fulfilling these additional regulatory requirements and members of New VIWO’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, New VIWO will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if New VIWO complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company intending to apply to list its securities on Nasdaq, New VIWO will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules will permit a foreign private issuer like New VIWO to follow the corporate governance practices of New VIWO’s home country (assuming New VIWO converts to foreign private issuer on the first available determination date). Certain corporate governance practices in the Cayman Islands, which is New VIWO’s home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, New VIWO will not be required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

In addition, New VIWO currently does not intend to hold an annual general meeting or annual director elections, which may severely limit shareholders’ ability to influence corporate governance decisions, including changing directors, approving mergers, or amending constitutional documents.

VIWO currently follows and New VIWO may continue to follow its home country practices with respect to corporate governance. As a result of New VIWO’s reliance on the “foreign private issuer” exemptions, New VIWO shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to the Business Combination and being a Public Company

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to our completion of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten offering, as VIWO is seeking to do, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. We cannot assure you that due diligence conducted in connection with this business combination has identified all material issues that may be present in VIWO’s business prior to the completion of the business combination during the course of our due diligence, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of VIWO’s and Future Vision’s control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing thereafter. Accordingly, any Shareholders who choose to remain Shareholders following the business combination could suffer a reduction in the value of their securities. These Shareholders are unlikely to have a remedy for the reduction in value.

The combined company expects to incur significant costs as a result of operating as a public company.

As a public company, the combined company will incur significant legal, accounting and other expenses. The combined company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require, among other things, that it file with the SEC annual, quarterly and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Capital Market to implement provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the Public Company Accounting Oversight Board impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. These expenses will likely increase in the future, particularly after the combined company ceases to be an “emerging growth company” if it is also no longer a “smaller reporting company” as a result of additional corporate governance and disclosure requirements under the Sarbanes-Oxley Act, the Dodd-Frank Act, and SEC rules and regulations.

The combined company expects the rules and regulations applicable to public companies to result in it continuing to incur substantial legal and financial compliance costs. These costs will increase its net loss or decrease any net income and may require the combined company to reduce costs in other areas of its business.

VIWO’s management will be required to devote substantial time to maintaining and improving its internal controls over financial reporting and the requirements of being a public company which may, among other things, strain its resources, divert management’s attention and affect its ability to accurately report its financial results and prevent fraud.

Historically, VIWO has operated as a private company. Following the Business Combination, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules of the Nasdaq Capital Market. The Sarbanes-Oxley Act requires, among other things, that a company maintain effective disclosure controls and procedures (“DCP”) and internal controls over financial reporting (“ICFR”). VIWO’s management and other personnel, who will be managing Future Vision after completion of the Business Combination, have limited experience operating as a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective ICFR and DCP necessary to ensure timely and accurate reporting of operational and financial results. VIWO’s existing management team will need to devote a substantial amount of time to these compliance initiatives and may need to add personnel in areas such as accounting, financial reporting, investor relations and legal in connection with operations as a public company. Ensuring that the combined company has adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. The combined company’s compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention.

Pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act (“Section 404”), the combined company will be required to furnish certain certifications and reports by its management on its ICFR, which, after it is no longer an emerging growth company and if it becomes an accelerated or large accelerated filer under SEC rules, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, the combined company will document and evaluate its ICFR, which is both costly and challenging. Implementing any appropriate changes to its internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs to modify its existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of its ICFR, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase its operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable and timely financial reports and are important to help prevent fraud. Any failure by the combined company to file its periodic reports in a timely manner may cause investors to lose confidence in its reported financial information and may lead to a decline in the price of our Ordinary Share.

In accordance with Nasdaq Capital Market rules, the majority of the directors of a company that has securities quoted on Nasdaq must be directors that are “independent” under those rules. There is an exemption for “controlled companies”, companies that are majority owned by one person or group. Although the combined company immediately after the Business Combination will be a controlled company, VIWO has stated that it does intend to rely on these exemptions. However, were it to rely on that exemption and the combined company ceases to be a “controlled company” under the Nasdaq Stock Market listing requirements, it will be required to maintain a majority of independent members of the Board of Directors. The various rules and regulations applicable to public companies make it more difficult and more expensive to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

VIWO will need to grow the size of its organization and may experience difficulties in managing this growth.

As VIWO’s expansion plans and strategies develop, and as it transitions into operating as part of a public company, it expects it will need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

●	identifying, recruiting, compensating, integrating, maintaining and motivating additional employees;

●	coping with demands on management related to the increased size of its business;

●	assimilating different corporate cultures and business practices;

●	converting other entities’ books and records and conforming their practices to ours;

●	integrating operating, accounting and information technology systems of other entities with ours and in maintaining uniform procedures, policies and standards, such as internal accounting controls; and

●	improving VIWO’s operational, financial and management controls, reporting systems and procedures.

VIWO’s future financial performance as part of Future Vision and its ability to expand its business will depend, in part, on its ability to effectively manage any future growth, and VIWO’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If VIWO is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, VIWO may not be able to successfully implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its expansion goals.

We are an “emerging growth company,” and we cannot be certain that the reduced disclosure requirements applicable to “emerging growth companies” will not make our securities less attractive to investors.

We are an “emerging growth company,” as defined under the JOBS Act and will continue to be after the Business Combination is completed. For so long as we are an emerging growth company, we intend to take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and Shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years from the end of our most recently completed fiscal year, although we may lose such status earlier, depending on the occurrence of certain events, including when we have generated total annual gross revenue of at least $1.235 billion or when we are deemed to be a “large accelerated filer” under the Exchange Act, which means that the market value of our Ordinary Share that is held by non-affiliates exceeds $700 million as of December 31 of the prior year, or when we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

We cannot predict if investors will not find our securities less attractive or our company less comparable to certain other public companies because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

As a “smaller reporting company” we are permitted to provide less disclosure than larger public companies which may make our securities less attractive to investors.

We are currently a “smaller reporting company,” as defined by Rule 12b-2 of the Exchange Act and will continue to be one immediately after the Business Combination. As a smaller reporting company, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects which may result in less investor confidence. Investors may find our securities less attractive as a result of our smaller reporting company status. If some investors find our securities less attractive, there may be a less active trading market for our securities and our share price may be more volatile.

Future Vision and VIWO have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Future Vision.

Future Vision and VIWO expect to incur significant costs associated with the Business Combination. VIWO and Future Vision will only pay some of these expenses if the Business Combination occurs, such as deferral underwriting fee to Future Vision’s underwriter in its IPO. Other fees and expenses, including legal fees, independent auditor fees, fees to our solicitation agent, and expenses incurred in connection with the proxy solicitation for the extraordinary general meeting will be incurred regardless of whether the Business Combination occurs. These expenses will reduce the amount of cash available to be used for other corporate purposes by Future Vision whether or not the Business Combination is completed.

In the event that a significant number of Future Vision ordinary shares are redeemed, its share may become less liquid following the Business Combination.

If a significant number of Future Vision Shares are redeemed, Future Vision may be left with a significantly smaller number of Shareholders. As a result, trading in the shares of Future Vision following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected. The Nasdaq Capital Market may delist the Future Vision Shares on its exchange, which could limit investors’ ability to make transactions in Future Vision’s securities and subject Future Vision to additional trading restrictions.

New VIWO will be required to meet the initial listing requirements to be listed on the Nasdaq Capital Market following the Business Combination. New VIWO may not be able to meet those initial listing requirements. Even if New VIWO’s securities are so listed, New VIWO may be unable to maintain the listing of its securities in the future.

If New VIWO fails to meet the listing requirements and the Nasdaq Capital Market does not list its securities on its exchange, the Business Combination will not close. However, even if New VIWO meets the initial listing requirements, if New VIWO is subsequently delisted, New VIWO could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Future Vision may waive one or more of the conditions to the Business Combination without resoliciting Shareholder approval for the Business Combination.

Future Vision may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board of Directors of Future Vision will evaluate the materiality of any waiver to determine whether amendment of this proxy statement and re-solicitation of proxies is warranted. In some instances, if the Board of Directors of Future Vision determines that a waiver is not sufficiently material to warrant re-solicitation of Shareholders, Future Vision has the discretion to complete the Business Combination without seeking further Shareholder approval. For example, it is a condition to Future Vision’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting VIWO’s conduct of its business, however, if the Board of Directors of Future Vision determines that any such order or injunction is not material to the business of VIWO, then the Board of Directors may elect to waive that condition and close the Business Combination.

Future Vision’s Shareholders will experience immediate dilution as a consequence of the issuance of Future Vision Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Future Vision’s current Shareholders have on the management of Future Vision.

Assuming (i) there are no redemptions of the public shares, (ii) the issuance of 9,950,250 Future Vision ordinary shares to the VIWO shareholders pursuant to the Merger Agreement, (iii) the issuance of Future Vision Shares upon the conversion of the Future Vision public and private rights and (iv) 28,750 Ordinary Shares issuable as deferred underwriting commission of the IPO, Future Vision will have an aggregate of approximately 18,127,899 ordinary shares issued and outstanding. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision ordinary share of the New VIWO will be as follows:

●	Future Vision public shareholders will own 5,750,000, approximately 31.72%, of the outstanding Future Vision ordinary shares;

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 9.74% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 3.17% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 54.89% of the outstanding Future Vision ordinary shares;

Assuming (i) redemption by holders of all of Future Vision’s public share and; (ii) the issuance of 9,950,250 Future Vision ordinary shares at closing to the VIWO shareholders, (iii) the issuance of Future Vision Shares upon the conversion of the Future Vision Public Rights and Private Rights, and (iv) 28,750 Ordinary Shares issuable as deferred underwriting commission of the IPO, Future Vision will have approximately 12,377,899 shares issued and outstanding at closing of the Business Combination. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision Ordinary Share of the post-Merger company will be as follows:

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 14.27% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 4.65% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 80.39% of the outstanding Future Vision ordinary shares;

Assuming no redemptions of the Future Vision public shares issued in our IPO, the combined company would have a pro forma valuation of approximately $182 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

Assuming maximum redemptions of the Future Vision public shares issued in our IPO, the combined company would have a pro forma valuation of approximately $124 million based upon a price of $10.05 per Future Vision Share and the securities issued to the VIWO security holders would have a value of approximately $100 million at an assumed price of $10.05 per share.

The minority position of the former Future Vision Shareholders will give them limited influence over the management and operations of the combined company.

Risks Related to Future Vision as a SPAC

Future Vision will be forced to liquidate the trust account if it cannot consummate a business combination by March 13, 2026, or fails to obtain the Board and/or shareholder approval required for an extension of such date to a later date.

Although Future Vision’s board of directors also has the ability to further extend the period of time to consummate a Business Combination up to six additional times after March 13, 2026, each by an additional one month, in order to do so, the Sponsor or other insiders or their respective affiliates or designees must deposit into the Trust Account an amount of $191,475 ($0.0333 per Future Vision public share) on or prior to the date of the applicable deadline, for each one-month extension. Further, although Future Vision can amend its Amended and Restated Memorandum and Articles of Association to extend the date by which it may complete a business combination prior to a forced liquidation, doing so will require the approval of the majority of the Future Vision Shareholders and the time and expense associated with that consent. We also would be required to offer our public Shareholders the opportunity to redeem their Future Vision Shares in connection with such solicitation. It may also require depositing a significant sum of money in its IPO Trust account. If the Board of Future Vision were to pursue such an option, it might be unsuccessful in obtaining the consent of the Future Vision Shareholders.

If you or a “group” of Shareholders are deemed to hold in excess of 15% of Future Vision’s Ordinary Share, you will lose the ability to redeem all such shares in excess of 15% of Future Vision’s Ordinary Share.

Future Vision’s Amended and Restated Memorandum and Articles of Association provides that a public Shareholder, individually or together with any affiliate of such Shareholder or any other person with whom such Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering. Your inability to redeem more than an aggregate of 15% of the shares sold in the Initial Public Offering will reduce your influence over Future Vision’s ability to consummate its initial business combination and you could suffer a material loss on your investment in Future Vision if you sell such excess shares in open market transactions. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, you would be required to sell your shares in open market transaction, potentially at a loss.

If third parties bring claims against Future Vision, the proceeds held in trust could be reduced and the per-share liquidation price received by Future Vision’s Shareholders may be less than $10.05.

Future Vision’s placing of funds in trust may not protect those funds from third-party claims against Future Vision. Although Future Vision has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Future Vision’s public Shareholders, they may still seek recourse against the trust account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Future Vision’s public Shareholders. If Future Vision liquidates the trust account before the completion of a business combination and distributes the proceeds held therein to its public Shareholders, our Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Future Vision cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the trust account for our Shareholders may be less than $10.05 due to such claims.

Additionally, if Future Vision is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law and may be included in Future Vision’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its Shareholders. To the extent any bankruptcy claims deplete the trust account, Future Vision may not be able to return $10.05 to our public Shareholders.

Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their public shares.

If Future Vision is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorize or permit any distribution to be paid out of our share premium account while we are unable to pay our debts as they fall due in the ordinary course of business commits of an offence and may be liable on conditions for a fine of Cayman $15,000 and imprisonment for five years in the Cayman Islands.

If Future Vision’s due diligence investigation of VIWO was inadequate, then Shareholders of Future Vision following the Business Combination could lose some or all of their investment.

Even though Future Vision conducted a due diligence investigation of VIWO, it cannot be sure that this diligence uncovered all material issues that may be present inside VIWO or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of VIWO and its business and outside of its control will not later arise.

Because Future Vision’s Sponsor and its officers and directors own Future Vision Shares which will not participate in liquidation distributions and, therefore, they will lose their entire investment in us and face other financial consequences if the Business Combination is not completed, they may have a conflict of interest in determining whether the Business Combination is appropriate.

Future Vision’s Sponsor and Future Vision’s officers and directors own an aggregate of 1,437,500 Ordinary Shares, 299,000 Ordinary Shares underlying the Private Units, and rights underlying the Private Units to purchase 29,900 Ordinary Shares of Future Vision. Such individuals have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the trust account if Future Vision is unable to consummate a business combination. Accordingly, the Future Vision Shares, as well as the Private Rights underlying the Future Vision Private Units purchased by an affiliate of our Sponsor, will be worthless if Future Vision does not consummate a business combination. Based on a market price of $[●] Ordinary Share of Future Vision on the record date of [●], 2025, and $[●] per right on such date, the value of these shares, and rights was approximately $[●], and $[●], respectively. The Future Vision Shares acquired prior to the IPO, as well as the Private Rights underlying the Future Vision Private Units will be worthless if Future Vision does not consummate a business combination prior to its liquidation date. Consequently, our directors and officers have interests in and arising from the Business Combination that are different from, or in addition, to your interests as a Shareholder in identifying and selecting VIWO as a suitable target business. This may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and are fair to, and in the best interests of, Future Vision and its Shareholders.

In addition, at the closing of the Business Combination, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. Presently, none of the Sponsor or our directors, officers and their affiliates have incurred any out-of-pocket expenses that are subject to reimbursement. These financial interests of our Sponsor, executive officers and directors may have influenced their motivation in identifying and selecting VIWO for the Business Combination. One of our independent directors, Shuding Zeng, is expected to remain on the board of Future Vision following the closing of the Business Combination.

Future Vision is requiring Shareholders who wish to redeem their Future Vision ordinary shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Future Vision is requiring Shareholders who wish to redeem their Ordinary Share to deliver their shares to Future Vision’s transfer agent either physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically using DTC, DWAC (Deposit/Withdrawal At Custodian) System by no later than two (2) business days prior to the Extraordinary General Meeting. In order to obtain a physical certificate, a Shareholder’s broker and/or clearing broker, DTC and Future Vision’s transfer agent will need to act to facilitate this request. It is Future Vision’s understanding that Shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than Future Vision anticipates for Shareholders to deliver their Ordinary Share, Shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Ordinary Share.

Future Vision will require its Shareholders who wish to redeem their Ordinary Share in connection with the Business Combination to comply with specific requirements for redemption described above, and such redeeming Shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

Future Vision is requiring that public Shareholders who wish to redeem their Ordinary Share in connection with the proposed Business Combination to comply with specific requirements for redemption as described above. If the Business Combination is not consummated, investors who attempted to redeem their Ordinary Share will be unable to sell their securities after the failed Business Combination until Future Vision has returned their securities to them. The market price for Future Vision’s Ordinary Share may decline during this time and you may not be able to sell your securities when you wish to, even while other Shareholders that did not seek redemption may be able to sell their securities.

Future Vision’s Sponsor, including its officers and directors, have agreed to vote their shares in favor of the Business Combination, regardless of how the Public Shareholders vote.

Future Vision’s Sponsor, including its officers and directors, have agreed, subject to applicable securities laws, to vote any ordinary shares owned by them in favor of the Business Combination Proposal. This is unlike some other similarly structured transactions where the insiders vote in accordance with the public holders and therefore a majority of unaffiliated shareholders would be required to approve a proposed transaction. Because the Sponsor and Insiders vote in favor of the Business Combination Proposal, the transaction is not structured such that the vote of a majority of unaffiliated shareholders is required to approve the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor own ordinary shares equal to approximately 23.01% of Future Vision’s issued and outstanding ordinary shares. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Sponsor agreed to vote any ordinary shares owned by them in accordance with the majority of the shares represented at the extraordinary general meeting by the public shareholders.

If Future Vision’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Future Vision’s securities.

The purchasers of the private placement Future Vision Private Units and our Sponsor, officers and directors are entitled to demand that we register the resale of the shares underlying the Future Vision Private Units and any securities our Sponsor, officers, directors or their affiliates may be issued in payment of working capital loans made to us at any time after we consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 29,900 Future Vision Shares eligible for trading in the public market. The presence of these additional ordinary share trading in the public market may have an adverse effect on the market price of Future Vision’s securities.

Future Vision will be unable to close the Business Combination if the redemptions of public shares result in its net tangible assets being less than $5,000,001 unless it is able to obtain sufficient equity financing.

Future Vision’s current Amended and Restated Memorandum and Articles of Association do not provide a specified maximum redemption threshold, except that in no event will Future Vision redeem its public shares in an amount (after payment of deferred underwriting commissions) that would cause its net tangible assets to be less than $5,000,001 (such that Future Vision is not subject to the SEC’s “penny stock” rules). It is also a condition to closing under the Merger Agreement that, among other things, following payment to all shareholders who have exercised their redemption rights (and after giving effect to the payment of expenses related to the Business Combination that are to be paid at or after closing, provided that Future Vision can pay such expenses in equity securities and not cash), Future Vision has cash of at least 5 million. If redemptions by Future Vision’s public shareholders cause Future Vision to be unable to meet this closing condition, then VIWO will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition. In the event that VIWO waives this condition, Future Vision does not intend to seek additional shareholder approval or to extend the time period in which its public shareholders can exercise their redemption rights. In no event, however, will Future Vision close the Business Combination if redemptions of public shares would cause Future Vision’s Net Tangible Assets to be less than $5,000,001. Future Vision estimates that if more than holders of approximately 98.4% shares of Future Vision public ordinary shares elect to redeem, it will not be able to close the Business Combination unless it is able to obtain a sufficient amount of equity financing to meet the net tangible asset test. To mitigate the impact of potential high redemption rates and ensure the continuity of the business combination, VIWO has engaged with prospective investors who have committed to purchase between $5 million and $10 million of issued shares upon completion of the business combination, however, there can be no assurance that it will be able to do so.

Risks Related to the Financial Projections

You should be aware that uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of Future Vision or VIWO or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Future Vision Shareholders, or any other person, regarding the ultimate performance of VIWO compared to the information set forth under “The Business Combination Proposal — Summary of Future Vision Financial Analysis” or that any such results will be achieved.

The inclusion of VIWO’s projections relating to its business in this proxy statement should not be regarded as an indication that Future Vision, VIWO or their respective advisors or other representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the projections set forth under “The Business Combination Proposal — Summary of Future Vision Financial Analysis” should not be relied upon as such.

The projections were prepared by management of VIWO based, in part, on certain information furnished by VIWO and speak as of the date that such projections were made. Neither the independent registered public accounting firm of Future Vision or VIWO nor any other independent accounts has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Future Vision or VIWO, nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement. Due to inherent uncertainties in financial projections of any kind, Shareholders are cautioned not to place undue reliance, if any, on the projections.

The projections for our combined business are subjective in nature and may not be realized.

VIWO’s projections are inherently subjective in nature and susceptible to interpretation and, accordingly, such projections may not be achieved. Although VIWO indicated that it expects to achieve the projected revenue target for 2025 of RMB394 million, and that it expects to achieve its 2026 revenue target of RMB513 million, the projections reflect numerous assumptions made by VIWO management, including material assumptions regarding, among other things:

●	its ability to successfully identify suitable strategic opportunities, complete desired strategic transactions, or realize their expected benefits;

●	its ability to compete for strategic transactions with other market participants, some of whom may have greater resources than it does;

●	its ability to form strategic relationships that operate with adequate profit margin as compared with its profit margin or which would increase its overall profit margin;

●	its ability to implement its business model in every local market that it enters; and

●	its ability to finance strategic transactions and other matters that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of VIWO.

Accordingly, there can be no assurance that the assumptions made in preparing the projections will be realized. There may be differences between actual and projected results, and the differences may be material, some of which differences VIWO has identified and discussed in greater detail in the section entitled “The Business Combination Proposal — Summary of Future Vision Financial Analysis”. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. VIWO’s business is subject to numerous risks.

VIWO believes that the period from 2025 through 2029 remains in line with the projections at this time. However, projections for the years 2025 to 2029 may be unrealizable given that many variables may affect results. Due to the assumptions made and the risks and variables impacting VIWO’s businesses, there is also significant risk that the projections for the years ending 2025 to 2029 may not be realized.

All of these assumptions involve variables making them difficult to predict, and some are beyond the control of VIWO and Future Vision. Although VIWO’s and Future Vision’s management believes that there was a reasonable basis for the projections and underlying assumptions, any assumptions for near-term projected cases remain uncertain, and such uncertainty increases with the length of the projected period. The projections are forward-looking statements and are subject to risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements” on page 2. For a discussion of these projections, please see the section titled “The Business Combination Proposal — Summary of Financial Analysis of VIWO” beginning on page 118.

VIWO management made numerous material estimates with respect to VIWO for the years ending September 30, 2025 through 2029 in developing the projections provided to the Future Vision Board of Directors.

The projections prepared by VIWO management were based on estimates from both discussions with, and materials provided, by VIWO for the years from 2025 to 2029, which themselves were based on numerous assumptions. Additionally, such estimates were then used by Future Vision to extrapolate certain prospective financial results based on Future Vision management’s assessment of comparable companies and industry metrics. The selected summary of the adjusted and unadjusted projections that were made available to the Future Vision Board of Directors and which Future Vision management’s assessments were based upon can be found in the section titled “The Business Combination Proposal — Summary of Financial Analysis of VIWO” beginning on page 118. Future Vision management did not consider ranges for various financial measures but rather considered in deriving these measures, peak sales amounts, which may reduce the utility in later years of the prospective financial results.

Risk Factors Relating to an Investment in New VIWO’s Ordinary Shares

Certain judgments obtained against us by New VIWO’s shareholders may not be enforceable.

New VIWO is an exempted company incorporated under the laws of the Cayman Islands. New VIWO conduct most of New VIWO’s operations in China and substantially all of New VIWO’s operations outside of the United States. Most of New VIWO’s assets are located in China, and substantially all of New VIWO’s assets are located outside of the United States. In addition, all of New VIWO’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against New VIWO’s assets or the assets of New VIWO’s directors and officers.

New VIWO’s Key Projected Financial Metrics are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future market and changes in regulations. As a result, New VIWO’s projected revenues, market share, expenses and profitability may differ materially from its expectations.

New VIWO operates in a rapidly evolving and highly competitive industry and its Key Projected Financial Metrics are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on New VIWO’s assessment of factors that are inherently beyond its control and impossible to predict with certainty, such as the development and commercialization of new business.

Additionally, New VIWO’s business is dependent on, among other things, attracting new customers, developing and marketing new products, brand protection and employee retention, many of which may be difficult to predict. This may result in decreased projected revenue levels, and New VIWO may be unable to adopt timely measures to compensate for any shortcomings in revenue and/or operating profitability. This inability could cause New VIWO’s operating results in a given period to be higher or lower than budgeted.

If a public market for New VIWO’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment.

Even if New VIWO are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for New VIWO’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. New VIWO cannot predict the extent to which investor interest in us will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of us and the development and continued existence of a market and favorable price for the ordinary shares of us will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of us, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of us to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of us. Many of these factors and conditions are beyond the control of us or New VIWO’s shareholders.

New VIWO may be unable to obtain additional financing to fund its operations or growth.

New VIWO may require additional financing to fund its operations or growth. The failure to secure additional financing could have a material adverse effect on the continued development or growth of New VIWO. None of New VIWO’s officers, directors or shareholders is required to provide any financing to New VIWO in connection with or after the business combination.

New VIWO may be subject to securities litigation, which is expensive and could divert management attention.

The market price of New VIWO’s ordinary shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New VIWO may be the target of this type of litigation in the future. Securities litigation against New VIWO could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm New VIWO’s business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New VIWO or its business, its ordinary shares price and trading volume could decline.

The trading market for New VIWO’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about New VIWO or its business. Securities and industry analysts do not currently, and may never, publish research on New VIWO. If no securities or industry analysts commence coverage of New VIWO, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover New VIWO downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of New VIWO or fail to publish reports on New VIWO, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

If New VIWO cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, New VIWO’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

New VIWO will seek to have its securities approved for listing on the Nasdaq Capital Market. New VIWO cannot assure you that it will be able to meet the initial listing requirement including shareholders’ equity, minimum share price, minimum market value of publicly held shares, 300 round lot shareholders and various additional requirements in order to obtain approval to list on the Nasdaq Capital Market. Even if New VIWO’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, in order to maintain its listing on Nasdaq, New VIWO will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, 300 round lot shareholders and various additional requirements. Even if New VIWO initially meets the listing requirements and other applicable rules of Nasdaq, New VIWO may not be able to continue to satisfy these requirements and applicable rules. If New VIWO is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list New VIWO’s securities, or subsequently delists its securities from trading, New VIWO could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to New VIWO’s securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in New VIWO’s ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New VIWO’s ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because New VIWO is incorporated under Cayman Islands law.

New VIWO is an exempted company incorporated under the laws of the Cayman Islands. New VIWO’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against New VIWO’s directors, actions by New VIWO’s minority shareholders and the fiduciary duties of New VIWO’s directors to New VIWO under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of New VIWO’s shareholders and the fiduciary duties of New VIWO’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like New VIWO have no general rights under Cayman Islands law to inspect corporate records (save for New VIWO’s memorandum and articles of association, register of mortgages and charges and any special resolutions of New VIWO’s shareholders) or to obtain copies of lists of shareholders of these companies. New VIWO’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, New VIWO’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by New VIWO’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against New VIWO or its management named in the proxy statement based on foreign laws.

New VIWO is an exempted company incorporated under the laws of the Cayman Islands, New VIWO conducts substantially all of its operations in China, and substantially all of New VIWO’s assets are located in China. In addition, all New VIWO’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for New VIWO’s shareholders to effect service of process upon New VIWO or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect New VIWO’s business, investments and results of operations.

New VIWO is subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq. In particular, New VIWO is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on New VIWO’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on New VIWO’s business and results of operations.

Future changes to tax laws could adversely affect New VIWO.

Government agencies in jurisdictions where New VIWO and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which New VIWO and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect New VIWO and its affiliates.

New VIWO is an emerging growth company within the meaning of the Securities Act, and if New VIWO takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make New VIWO’s securities less attractive to investors and may make it more difficult to compare New VIWO’s performance with other public companies.

New VIWO is an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and New VIWO may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in New VIWO periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, New VIWO’s shareholders may not have access to certain information they may deem important.

Further, Section102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. New VIWO has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, New VIWO, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New VIWO’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As a foreign private issuer, New VIWO is not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to New VIWO’s shareholders.

As a foreign private issuer, New VIWO are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if New VIWO were a U.S. domestic issuer. For example, New VIWO are not subject to the proxy rules in the United States and disclosure with respect to New VIWO’s annual general meetings will be governed by Cayman Islands requirements. In addition, New VIWO’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section16 of the Exchange Act and the rules thereunder. Therefore, New VIWO’s shareholders may not know on a timely basis when New VIWO’s officers, directors and principal shareholders purchase or sell New VIWO’s Ordinary Shares.

As a foreign private issuer, New VIWO are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if New VIWO complied fully with corporate governance listing standards.

As a foreign private issuer, New VIWO are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, New VIWO do not intend to rely on home country practice with respect to New VIWO’s corporate governance after New VIWO complete with this Business combination. However, if New VIWO choose to follow home country practice in the future, New VIWO’s shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to New VIWO’s ordinary shares and Organizational Structure

The price of New VIWO’s ordinary shares likely will be volatile like the shares of other early-stage companies.

The stock markets in general and the markets for early-stage shares have experienced extreme volatility. The market for the ordinary shares of smaller companies such as ours is characterized by significant price volatility when compared to the shares of larger, more established companies that trade on a national securities exchange and have large public floats, and we expect that our share price will be more volatile than the shares of such larger, more established companies for the indefinite future.

In addition to the factors discussed in this “Risk Factors” section, price declines in our ordinary shares could also result from general market and economic conditions and a variety of other factors, including:

●	adverse actions taken by regulatory agencies with respect to our products;

●	announcements of technological innovations, patents or new products by our competitors;

●	regulatory developments in the United States and foreign countries;

●	any lawsuit involving us or our product candidates;

●	announcements concerning our competitors, or the industry in which we compete in general;

●	developments concerning any strategic alliances or acquisitions we may enter into;

●	actual or anticipated variations in our operating results;

●	changes in recommendations by securities analysts or lack of analyst coverage;

●	deviations in our operating results from the estimates of analysts;

●	our inability, or the perception by investors that we will be unable, to continue to meet all applicable requirements for continued listing of our ordinary shares on the Nasdaq Capital Market, and the possible delisting of our ordinary shares;

●	sales of our ordinary shares by our executive officers, directors and principal Shareholders or sales of substantial amounts of Ordinary Share; and

●	loss of any of our key management personnel.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. Any such lawsuit could consume resources and management time and attention, which could adversely affect our business.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline. The market values of our securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement, or the date on which our Shareholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for VIWO’s securities. Accordingly, the valuation ascribed to VIWO’s ordinary shares in the Business Combination may not be indicative of the actual price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline, which could have a material adverse effect on your investment in our securities.

Factors affecting the trading price of the post-combination company’s securities following the Business Combination may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results;

●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	speculation in the press or investment community;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

●	operating and share price performance of other companies that investors deem comparable to the post-combination company;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving the post-combination company;

●	changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of our securities available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of ordinary shares by our directors, officers or significant Shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these shares, and of our securities, may not be predictable. A loss of investor confidence in the market for the shares of other companies that investors perceive to be similar to the post-combination company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our share price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on the company. Because the Business Combination will result in VIWO being acquired by a special purpose acquisition company (“SPAC”), research coverage from industry analysts may be limited. If no securities or industry analysts commence coverage of our company, our share price and trading volume could be negatively impacted.

If any of the analysts who may cover the company change their recommendation regarding our share adversely, provide more favorable relative recommendations about our competitors or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If any analyst who may cover us ceases coverage of us or fails to publish reports on us regularly, demand for our share could decrease, which could cause our share price and trading volume to decline.

There are many large companies active in the Martech and Software Development service industry, which makes it more difficult for us to receive widespread coverage. Furthermore, if one or more of the analysts who do cover us downgrade our shares, its price would likely decline. If one or more of these analysts cease coverage of us, we could lose market visibility, which in turn could cause the price of our securities to decline.

We may fail to realize any or all of the anticipated benefits of the Business Combination.

The success of the Business Combination will depend, in part, on our ability to successfully manage and deploy the cash received upon the consummation of the Business Combination. Although we intend to use the cash received upon the consummation of the Business Combination for the continued development of our product candidates, there can be no assurance that we will be able to achieve our intended objectives.

We have broad discretion in the use of our existing cash, cash equivalents and the net proceeds from the Business Combination and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and the net proceeds from the Business Combination, and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and the net proceeds from the Business Combination, their ultimate use may vary substantially from their currently intended use. Our management might not apply our cash resources in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest our cash resources in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our Shareholders.

VIWO has never paid dividends on its ordinary shares, and New VIWO does not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

VIWO have never declared or paid cash dividends on its ordinary shares; New VIWO does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be our Shareholders’ sole source of gain for the foreseeable future.

Sales of a substantial number of our securities in the public market by our existing shareholders could cause our share price to decline.

Sales of a substantial number of our securities in the public market or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our securities.

The right agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our rights, which could limit the ability of right holders to obtain a favorable judicial forum for disputes with our company.

The right agreement provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the right agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the right agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our rights shall be deemed to have notice of and to have consented to the forum provisions in the right agreement. If any action, the subject matter of which is within the scope the forum provisions of the right agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such right holder in any such enforcement action by service upon such right holder’s counsel in the foreign action as agent for such right holder.

This choice-of-forum provision may limit a right holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the right agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

New VIWO will have a controlling Shareholder whose interests may differ from those of its public Shareholders.

Upon the closing of the Business Combination, assuming maximum redemption of Future Vision Ordinary Shares, approximately 44.21% of the voting power of New VIWO’s ordinary shares post-Business Combination, will be controlled, directly or indirectly, by the majority shareholder of VIWO. This Shareholder, for such period of time, will have significant influence over corporate management and affairs, as well as matters requiring Shareholder approval, and he will be able to, subject to applicable law, participate in the election of the members of the Board of Directors and actions to be taken by it, including amendments to the Amended and Restated Memorandum and Articles of Association (assuming it is approved by the Shareholders) and approval of significant corporate transactions, including mergers and sales of substantially all of its assets. The directors so elected will have the authority, subject to applicable rules and regulations, to issue additional share, implement share repurchase programs, declare dividends and make other decisions. It is possible that the interests of this Shareholder may in some circumstances conflict with the Company’s interests and the interests of its other Shareholders. This could influence his decisions, including with regard to whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authorities to the Company’s tax reporting positions may take into consideration this Shareholder’s tax or other considerations, which may differ from the Company’s considerations or those of its other Shareholders.

If New VIWO meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.

Following consummation of the Business Combination, the VIWO shareholders will beneficially own approximately 54.89% of the combined voting power of New VIWO and VIWO’s majority shareholder, CDDI, will beneficially own approximately 30.19% of the combined voting power of New VIWO ordinary shares. However, assuming the maximum number of redemptions by the Future Vision public shareholders and conversion of public and private rights to 604,900 shares and issuance of 28,750 representative shares as deferred underwriting commission, New VIWO’s majority shareholder would beneficially own 44.21%, and if acting as a group, VIWO shareholders will beneficially own approximately 80.39% of the combined voting power of New VIWO ordinary shares and in such an event, New VIWO would be a “controlled company” as defined in the corporate governance rules of Nasdaq. For so long as New VIWO is as a controlled company under that definition, it would be permitted to elect to rely on certain exemptions from the Nasdaq corporate governance rules, including the requirements that (i) a majority of the board of directors consists of independent directors; (ii) its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, the investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. New VIWO’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price.

Because New VIWO may be a “controlled company” following the Business Combination under The Nasdaq Stock Market listing standards, our Shareholders may not have certain corporate governance protections that are available to Shareholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, New VIWO on a post-Business Combination basis, will qualify as a “controlled company” under The Nasdaq Stock Market listing requirements. Following the completion of the Business Combination, VIWO shareholders, if treated as a group, through holdings of the ordinary share will control a majority of the voting power of our outstanding share capital. As a result, New VIWO will be a “controlled company” under The Nasdaq Stock Market listing standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. Although New VIWO has indicated that it does intend for the combined company to rely on the exemptions for controlled companies, it may eventually rely upon the controlled company exemption.

VIWO shareholders, or the majority shareholder of VIWO, CDDI may have their interest in New VIWO diluted due to future equity issuances or his own actions in selling ordinary share, in each case, which could result in a loss of the “controlled company” exemption under The Nasdaq Stock Market listing rules. If any of those foregoing events transpire, New VIWO would then be required to comply with those provisions of The Nasdaq Stock Market listing requirements.

EXTRAORDINARY GENERAL MEETING OF FUTURE VISION SHAREHOLDERS

General

We are furnishing this proxy statement to the Future Vision shareholders as part of the solicitation of proxies by our Board of Directors for use at the extraordinary general meeting of Future Vision shareholders to be held on [●], 2025 and at any adjournment or postponement thereof. This proxy statement is first being furnished to our shareholders on or about [●], 2025 in connection with the vote on the following proposals: (i) the Business Combination Proposal, (ii) the Name Change Proposal, (iii) the Nasdaq Proposal, (iv) the Charter Amendment Proposal, (v) the Director Election Proposal, and (vi) the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting of shareholders will be held on, [●], 2025 at [●] a.m.

After careful consideration, Future Vision has determined that the extraordinary general meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate shareholder attendance and participation. You or your proxyholder will be able to attend the virtual extraordinary general meeting online, vote, view the list of shareholders entitled to vote at the extraordinary general meeting and submit questions during the extraordinary general meeting by visiting [https://]. The record date for the extraordinary general meeting is [●], 2025. Only shareholders of record at the close of business on that date may attend and vote at the extraordinary general meeting or any adjournment thereof. A complete list of our shareholders of record entitled to attend and vote at the extraordinary general meeting will be available for ten days before the extraordinary general meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the extraordinary general meeting.

Purpose of the Extraordinary General Meeting of Future Vision shareholders

At the extraordinary general meeting of shareholders, we are asking holders of Future Vision Shares to consider and, if thought fit, approve the following items of business:

1.	To approve, as an ordinary resolution, the Merger Agreement, a copy of which is attached herein as Annex A, and the transactions contemplated therein. This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

2.	To approve, as a special resolution, (i) the change of name by Future Vision from “Future Vision II Acquisition Corp.” to “VIWO Inc.” upon the consummation of the Business Combination, subject to and conditional upon the necessary approval of the Registrar of Companies of the Cayman Islands, (ii) clause 1 of the current memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 1 “The name of the Company is VIWO Inc.” to reflect the change of name and (iii) the registered office provider and directors of the Company be authorized to undertake all such matters and actions, as may be required to give effect to this resolution. This proposal is referred to as the “Name Change Proposal” or “Proposal No. 2.”

3.	To approve, as an ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Future Vision ordinary shares in connection with the Business Combination. This proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

4.	To approve, as a special resolution, the adoption of the amended and restated memorandum and articles of association, substantially in the form attached herein as Annex B, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, effective from the completion of the Business Combination to reflect the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination. This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

5.	To approve, as an ordinary resolution, the election of each of Fidel Yang, Eric Wu, Jrang Teen, Shuding Zeng and Zhengcai Liu to serve as directors on the board of directors of New VIWO upon the consummation of the Business Combination. This proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

6.	To approve, as an ordinary resolution, the adjournment of the extraordinary general meeting, if necessary or advisable, in the event Future Vision does not receive the requisite shareholder vote to approve one or more proposals presented to shareholders for vote. This proposal is called the “Adjournment Proposal” or “Proposal No. 6.”

Recommendation of the Future Vision Board of Directors to shareholders

After careful consideration of the terms and conditions of the Merger Agreement, the Board of Directors of Future Vision has determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of Future Vision and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board of Directors of Future Vision reviewed various industry and financial data and the due diligence and evaluation materials provided by VIWO, including financial information related to its current operations and business plan and its potential future expansion. Future Vision’s Board of Directors recommends that Future Vision shareholders vote:

●	FOR Proposal No. 1, the Business Combination Proposal;

●	FOR Proposal No. 2, the Name Change Proposal;

●	FOR Proposal No. 3, the Nasdaq Proposal;

●	FOR Proposal No. 4, the Charter Amendment Proposal;

●	FOR Proposal No. 5, the Director Election Proposal; and

●	FOR Proposal No. 6, the Adjournment Proposal.

Future Vision’s Board of Directors have interests that may be different from or in addition to your interests as a shareholder. See “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement for further information.

Record Date; Who Is Entitled to Vote

We have fixed the close of business on [●], 2025, as the “record date” for determining those Future Vision shareholders entitled to notice of and to vote at the extraordinary general meeting. As of the close of business on the record date, there were 7,544,000 Ordinary Shares of Future Vision issued and outstanding and entitled to vote. Each holder of Future Vision Shares is entitled to one vote per share on each of the Proposals described herein.

As of the Record Date, Future Vision’s Sponsor, either directly or beneficially, owned and were entitled to vote 1,736,500 Ordinary Shares, or approximately 23.01% of Future Vision’s issued and outstanding Ordinary Shares. With respect to the Business Combination, Future Vision’s Sponsor has agreed to vote their respective Ordinary Shares owned by them in favor of the Business Combination Proposal and the other Proposals.

Quorum and Required Vote for shareholder Proposals

A quorum of Future Vision shareholders is necessary to hold a valid meeting. The presence in person or by proxy of one or more holders of at least a majority of the outstanding Future Vision Ordinary Shares entitled to vote at the extraordinary general meeting is necessary to constitute a quorum at the extraordinary general meeting. A shareholder’s failure to vote by proxy or to vote in person at the extraordinary general meeting (which would include voting at the virtual extraordinary general meeting) will not be counted towards the number of Ordinary Share required to validly establish a quorum. Shareholders of record who participate in the extraordinary general meeting in person or by proxy, will be counted as present for purposes of determining whether a quorum exists. If you are a beneficial owner (as defined below) of the Company’s Ordinary Shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals (also referred to as broker non-votes), your shares will not be counted as present at the extraordinary general meeting for purposes of determining whether a quorum exists.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal (Proposals 1, 3, 5, and 6) will each require an ordinary resolution, being a resolution passed by a simple majority of the votes by the shareholder of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The approval of the Name Change Proposal and Charter Amendment Proposal (Proposals 2 and 4) will each require a special resolution, being a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for this proposal.

Our Board unanimously recommends that you vote “FOR” each of these proposals and “FOR” each of the director nominees.

Voting Your Shares — shareholders of Record

If you are a shareholder of record, you may vote by mail or at the extraordinary general meeting. Each Ordinary Share that you own in your name entitles you to one vote on each of the proposals on which you are entitled to vote at the extraordinary general meeting. Your one or more proxy cards show the number of our Ordinary Shares that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the extraordinary general meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the extraordinary general meeting so that your shares will be voted if you are unable to attend the extraordinary general meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Share will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Director Election Proposal, and “FOR” the Adjournment Proposal. To ensure that votes submitted by mail are counted, votes submitted by mail must be received by [●] a.m., Eastern time, on [●], 2025.

Voting at the Extraordinary General Meeting. If you attend the extraordinary general meeting, you may also submit your vote at the extraordinary general meeting via the extraordinary general meeting website at [https://●], in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the extraordinary general meeting.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE BUSINESS COMBINATION AND TENDER YOUR SHARES TO OUR TRANSFER AGENT EITHER PHYSICALLY

(BY DELIVERY OF A DULY EXECUTED INSTRUMENT OF TRANSFER IN FAVOUR OF THE COMPANY, ACCOMPANIED BY THE RELEVANT SHARE CERTIFICATE FOR SUCH Future Vision SHARES) OR ELECTRONICALLY USING THE DTC’S DWAC SYSTEM AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE EXTRAORDINARY GENERAL MEETING. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO ELECTRONICALLY TRANSFER YOUR SHARES TO THE DTC ACCOUNT OF OUR TRANSFER AGENT, AT LEAST TWO (2) DAYS PRIOR TO THE DATE OF THE EXTRAORDINARY GENERAL MEETING.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●	if you are a record holder, you may notify our corporate secretary in writing before the extraordinary general meeting that you have revoked your proxy at Future Vision II Acquisition Corp., Xiandai Tongxin Building 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China, Attn: Chief Financial Officer; or our solicitation agent, [●], [address]

●	you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your Ordinary Share, you may call [our proxy solicitor] or Future Vision at [●].

No Additional Matters May Be Presented at the Extraordinary General Meeting

This extraordinary general meeting has been called only to consider the approval of the Business Combination and the other proposals stated herein. Under Future Vision’s Amended and Restated Memorandum and Articles of Association, other than procedural matters incident to the conduct of the extraordinary general meeting, no other matters may be considered at the extraordinary general meeting if they are not included in the notice of the extraordinary general meeting.

Redemption Rights

Pursuant to Future Vision’s Amended and Restated Memorandum and Articles of Association, a holder of Future Vision public shares may demand that Future Vision redeem such ordinary share for cash in connection with a business combination. You may not elect to redeem your shares prior to the completion of a business combination.

If you are a public shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●], 2025 (two (2) business days before the extraordinary general meeting), that Future Vision redeem your shares into cash; and (ii) submit your request in writing to Future Vision’s transfer agent, at the address listed at the end of this section and delivering your shares to Future Vision’s transfer agent either physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically using the DTC’s DWAC system at least two (2) business days prior to the vote at the meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Future Vision’s transfer agent. The proxy card or separate request must be signed by the applicable shareholder in order to validly request redemption.

You may tender the Future Vision Shares for which you are electing redemption by two (2) business days before the extraordinary general meeting by either:

●	Delivering a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificates representing Future Vision’s Shares to Future Vision’s transfer agent, or

●	Delivering the Future Vision Shares electronically through the DTC’s DWAC system.

Future Vision shareholders (except for our Sponsor) will be entitled to redeem their Future Vision Shares for a full pro rata share of the trust account (currently anticipated to be no less than approximately $[●] per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Future Vision’s transfer agent two (2) business days prior to the extraordinary general meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination. Any public shareholder who voted on the Business Combination Proposal and holds shares of Future Vision on or before [●] 2025 (two (2) business days before the extraordinary general meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or tender your share certificates to Future Vision’s transfer agent or deliver your shares to the transfer agent electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, by the business day prior to the extraordinary general meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Future Vision’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker a fee and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Future Vision’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Future Vision does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their Future Vision Shares before exercising their redemption rights and thus will be unable to redeem their Future Vision Shares.

In the event that a shareholder tenders its Future Vision Shares and decides prior to the consummation of the Business Combination that it does not want to redeem its Future Vision Shares; the shareholder may withdraw the tender. In the event that a shareholder tenders Future Vision Shares and the Business Combination is not completed, these Future Vision Shares will not be redeemed for cash and the physical certificates representing these Future Vision Shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Future Vision anticipates that a shareholder who tenders Future Vision Shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Future Vision Shares soon after the completion of the Business Combination.

If properly demanded by Future Vision’s public shareholders, Future Vision will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[●] per share, net of taxes payable. If you exercise your redemption rights, you will be exchanging your Future Vision Shares for cash and will no longer own the Future Vision Shares.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Future Vision Shares.

If too many public shareholders exercise their redemption rights, we may not be able to meet certain conditions, and as a result, would not be able to proceed with the Business Combination.

Tendering Ordinary Share Certificates in connection with Redemption Rights

Future Vision is requiring the Future Vision public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their shares physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) to Future Vision’s transfer agent, or to deliver their shares to the transfer agent electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option at least two (2) business days prior to the extraordinary general meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Future Vision requires holders seeking to exercise redemption rights to tender their Future Vision Shares. The need to deliver Future Vision Shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to two (2) days prior to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a shareholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Future Vision will promptly return the share certificates to the public shareholder.

United States Federal Income Taxation Relating to Redeeming shareholders

General

This section is a general summary of the material U.S. federal income tax provisions relating to the redemption of Future Vision’s Ordinary Share in connection with a business combination. This section does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our securities, nor does it provide any actual representations as to any tax consequences of the acquisition, ownership or disposition of our securities.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only the redemption of our Ordinary shareholders who own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5 percent or more of our voting shares;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REDEMPTION OF OUR SECURITIES IN CONNECTION WITH THE BUSINESS COMBINATION. IT DOES NOT PROVIDE ANY ACTUAL REPRESENTATIONS AS TO ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES AND WE HAVE NOT OBTAINED ANY OPINION OF COUNSEL WITH RESPECT TO SUCH TAX CONSEQUENCES. AS A RESULT, EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Redemption of Ordinary Share

If a U.S. Holder redeems Ordinary Share into the right to receive cash pursuant to the exercise of a shareholder redemption right, for U.S. federal income tax purposes, such conversion or sale generally will be treated as a redemption and will be subject to the following rules. If the redemption qualifies as a sale of the Ordinary Share under Section 302 of the Code:

●	a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

●	The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at reduced rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations. U.S. Holders who recognize losses with respect to a disposition of our securities should consult their own tax advisors regarding the tax treatment of such losses.

Whether redemption of our shares qualifies for sale treatment will depend largely on the total number of shares of Future Vision Ordinary Share treated as held by such U.S. Holder. The redemption of Ordinary Share generally will be treated as a sale or exchange of Ordinary Share (rather than as a distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to a U.S. Holder, (ii) results in a “complete termination” of such holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only the Future Vision Ordinary Share actually owned by such holder, but also our Future Vision Ordinary Share that is constructively owned by such holder. A U.S. Holder may constructively own, in addition to our Ordinary Share owned directly, Ordinary Share owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any Ordinary Share such holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of our issued and outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our Ordinary Share must, among other requirements, be less than 80% of the percentage of our issued and outstanding voting and Ordinary Share actually and constructively owned by such holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our Ordinary Share is actually and constructively owned by such U.S. Holder are redeemed or (ii) all of our Ordinary Share actually owned by such U.S. Holder is redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of shares owned by family members and such holder does not constructively own any other shares. The redemption of the Ordinary Share will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisors as to the tax consequences of any such redemption.

If none of the foregoing tests are satisfied, then the redemption may be treated as a distribution a U.S. Holder generally will be required to include in gross income as dividends the amount received. Such amount will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Share (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Share. With respect to non-corporate U.S. Holders, dividends may be subject to the lower applicable long-term capital gains tax rate (see above) if our Ordinary Share is readily tradeable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Share. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed Ordinary Share will be added to the adjusted tax basis in such holder’s remaining Ordinary Share. If there are no remaining Ordinary Share, a U.S. Holder should consult its own tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of Ordinary Share, and such holders should consult with their own tax advisors with respect to their reporting requirements.

Appraisal Rights

Appraisal rights are not available to holders of Future Vision Shares in connection with the proposed Business Combination or any other Proposals.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. Future Vision and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Future Vision has engaged Solicitation Agent to assist in the solicitation of proxies for the Extraordinary General Meeting. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card.

Future Vision will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Future Vision will pay [●] a fee of $[●], plus disbursements, reimburse [●] for its reasonable out-of-pocket expenses and indemnify [●] and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. Future Vision will ask banks, brokers and other nominees to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Future Vision will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the extraordinary general meeting.

Future Vision Sponsor

On February 27, 2024, Future Vision issued 1,437,500 shares of Ordinary Share to our Sponsor, HWei Super Speed Co., Ltd, for an aggregate purchase price of $25,000. The Sponsor currently owns 1,437,500 ordinary share.

The Sponsor has agreed not to transfer, assign or sell any of its founder shares until the earlier to occur of: (A) twelve months after the completion of our initial business combination and (B) subsequent to our initial business combination, if the reported last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing 150 days after our initial business combination.

In addition, in conjunction with the closing of the IPO, the Sponsor purchased 299,000 Future Vision private units, comprised of (a) one Future Vision ordinary share, (b) one right to purchase 1/10th of a Future Vision ordinary share. These private units are identical to the Future Vision public units sold in the IPO, except that the private units, so long as they are held by our sponsor (and/or its designees), (i) will not be redeemable by us, (ii) may not subject to certain limited exceptions, be transferred, assigned or sold by the holders until the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. Additionally, the rights will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees.

The private units and their component securities will not be transferable, assignable or salable until 30 days after the completion of our initial business combination

Pursuant to a registration rights agreement between us and our Sponsor, those shareholders are entitled to certain registration rights with respect to the Future Vision Shares held by them, as well as the underlying securities. The holders of these securities are entitled to make up to two demands that Future Vision register the sale of such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. Future Vision will bear the expenses incurred in connection with the filing of any such registration statements.

PROPOSAL NO. 1 THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement and the First Amendment. The full text of the Merger Agreement and the First Amendment is attached hereto as Annex A and Exhibits 2.2, respectively, which are incorporated by reference herein.

Overview

In connection with the Business Combination, we are asking our shareholders to approve, as an ordinary resolution, the Merger Agreement entered into dated as of November 28, 2024 by and among Future Vision, VIWO Technology Inc. (“VIWO”) and Future Vision II Acquisition Merger Subsidiary Corp. (the “Merger Sub”) (as amended from time to time, the “Merger Agreement”), and the transactions contemplated thereby, (collectively referred to as the “Business Combination”). This proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

General Description of the Business Combination

Business Combination with VIWO; Business Combination Consideration

On the closing date of the Business Combination contemplated by the Merger Agreement (the “Closing”), the Merger Sub will merge with and into VIWO and VIWO will survive the merger as the surviving company under Cayman Islands Law. As a result, VIWO will become a wholly-owned subsidiary of Future Vision. Thereafter, Future Vision will make all requisite filings with the Registrar of Companies in the Cayman Islands to change its name to VIWO Inc. pursuant to the Companies Act (As Revised) of the Cayman Islands subject to the passing of the Name Change Proposal.

Upon the Closing, in consideration for all of the outstanding issued share capital of VIWO, the VIWO shareholders VIWO will receive on a pro rata basis Future Vision ordinary shares equal to an aggregate of approximately 54.89% (or 9,950,250 shares of Future Vision Ordinary Share) of the total issued and outstanding shares of Future Vision upon completion of the Business Combination (assuming no redemptions of the IPO related Future Vision ordinary shares and conversion of all public and private rights and issuance of the ordinary shares to pay the deferred underwriting commission). The aggregate number of Future Vision ordinary shares to be issued, shall be determined by the equity valuation of $100 million, and dividing equity valuation by $10.05, which represents the equity valuation of one Future Vision ordinary share.

Prior to the effective time of the Business Combination, all outstanding convertible securities of VIWO, if any, shall be exercised or cancelled by the holders thereof, and the VIWO ordinary share then issued and outstanding shall be exchanged for Future Vision ordinary shares at the closing of the Business Combination.

Potential Dilution to Non-Redeeming Future Vision Public Shareholders

The unadjusted net tangible book value of Future Vision as of its most recent balance sheet date, September 30, 2024, is $59,328,684, equating to Future Vision’s total assets of $59,409,351 minus its total liabilities of $80,667. As of such date, Future Vision had a total of 7,544,000 shares issued and outstanding, consisting of 1,736,500 shares held by its initial shareholders and 5,750,000 shares held by public shareholders and subject to redemption. Therefore, Future Vision’s unadjusted net tangible book value per share as of its most recent balance sheet date is approximately $7.86 per share.

The following table sets forth, with respect to each material transaction reasonably likely to occur in connection with the Business Combination while excluding the Business Combination itself, across potential redemption levels.

	No Redemption Scenario	25% Redemption Scenario	50% Redemption Scenario	75% Redemption Scenario
Net tangible book value of Future Vision as of December 31, 2024 (include temporary equity associated with the redeemable public shares)	$59,831,849	$59,831,849	$59,831,849	$59,831,849
Decrease in net tangible book value for payment of offering cost(1)	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Decrease in net tangible book value for payment of deferred underwriting costs(2)	(575,000)	(575,000)	(575,000)	(575,000)
Decrease in net tangible book value for redemption by public shareholders(3)	-	(14,446,875)	(28,893,750)	(43,340,625)
As adjusted net tangible book as of December 31, 2024	$57,756,849	$43,309,974	$28,863,099	$14,416,224

Issued and outstanding shares held by Future Vision’s sponsor and its affiliates	1,736,500	1,736,500	1,736,500	1,736,500
Issued and outstanding shares held by underwriter	57,500	57,500	57,500	57,500
Non-redeemed of public shares	5,750,000	4,312,500	2,875,000	1,437,500
Issuance of ordinary shares for conversion of public rights into ordinary shares(4)	575,000	575,000	575,000	575,000
Issuance of ordinary shares for conversion of private rights into ordinary shares(5)	29,900	29,900	29,900	29,900
Issuance of ordinary shares to underwriter for payment of deferred underwriting costs	28,750	28,750	28,750	28,750
As adjusted issued and outstanding shares as of December 31, 2024	8,177,650	6,740,150	5,302,650	3,865,150

Offering price per share in Future Vision’s IPO	$10	$10	$10	$10
Net tangible (include temporary equity associated with the redeemable public shares) book value per share	$7.06	$6.43	$5.44	$3.73
Dilution in offering price per share	$2.94	$3.57	$4.56	$6.27

(1)	This presentation also assumes that the value of total assets and therefore net tangible book value of Future Vision as of its most recent balance sheet date are reduced by $1,500,000, to account for the estimated total Business Combination transaction expenses.

(2)	The value of total assets and net tangible book value of Future Vision are also decreased by $575,000 repayment to the IPO Underwriter upon the closing of the Business Combination.
(3)	Assumes redeemed for cash by Future Vision shareholders, at a redemption price of $10.05 per share.
(4)	Future Vision Public Rights: There are currently 5,750,000 Future Vision Rights outstanding held by Public Shareholders, each of which will automatically convert into 1/10 of one New VIWO Ordinary Share at Closing, for a total of 575,000 New VIWO Ordinary Shares to be issued in respect of the Future Vision Rights at Closing. New VIWO will not receive any consideration for the issuance of 575,000 New VIWO Ordinary Shares.
(5)	Future Vision Private Rights: There are currently 299,000 Future Vision Rights outstanding held by Future Vision’s initial shareholders, each of which will automatically convert into 1/10 of one New VIWO Ordinary Share at Closing, for a total of 29,900 New VIWO Ordinary Shares to be issued in respect of the Future Vision Rights at Closing. New VIWO will not receive any consideration for this issuance of 29,900 New VIWO Ordinary Shares.

Finally, as of the date of this proxy statement/prospectus, there are no amounts outstanding under any loans payable to the SPAC Sponsor and no fees due or out-of-pocket expenses to be repaid by Future Vision to the SPAC Sponsor. If the SPAC Sponsors were to loan any amount(s) to Future Vision and/or incur any fees or out-of-pocket expenses on Future Vision’s behalf after the date of this proxy statement/prospectus, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and reduce the total assets or net tangible book value of the combined company. Further, up to $1,500,000 of loans may be convertible into Future Vision Private Units at $10.00 per Future Vision Private Unit at the option of the lender, which would cause dilution to the non-redeeming shareholders. Such potential loans, fees and out-of-pocket expenses have not been factored into the calculations in the above presentation because it is not materially probable that any will accrue after the date of this proxy statement/prospectus.

Other than as described above in this “Potential Dilution to Non-Redeeming Future Vision Public Shareholders” section of the proxy statement/prospectus, there are no additional material potential sources of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination.

Background of the Business Combination

Future Vision was formed on January 30, 2024 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Entities such as Future Vision are referred to as “SPACs” or “special purpose acquisition companies”.

Under Nasdaq listing rules, any SPAC, including Future Vision, can only proceed with a business combination if the SPAC has net tangible assets of at least $5,000,001 at completion of the business combination. Further, NASDAQ rules require that our business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our business combination. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Although our board of directors will rely on generally accepted standards, our board of directors will have discretion to select the standards employed. In addition, the application of the standards generally involves a substantial degree of judgment. Accordingly, investors will be relying on the business judgment of the board of directors in evaluating the fair market value of the target or targets.

In connection with Future Vision’s formation, in February, 2024, the Sponsor purchased 1,437,500 Ordinary Share to for an aggregate purchase price of $25,000.

Pursuant to Future Vision’s IPO, which is completed on September 13, 2024, Future Vision sold 5,750,000 public units. Each unit consisted of (i) one ordinary share, and (ii) one right to receive one-tenth of one ordinary share.

Simultaneously with the closing of Future Vision’s IPO, the Sponsor purchased 299,000 Private Units at a price of $10.00 per private unit. The private units are identical to the Future Vision public units sold in the Initial Public Offering, except that the private units, so long as they are held by our Sponsor (and/or its designees), (i) will not be redeemable by us, (ii) may not subject to certain limited exceptions, be transferred, assigned or sold by the holders until the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

In accordance with Future Vision’s Amended and Restated Memorandum and Articles of Association, the amounts held in the trust account may only be used by Future Vision upon the consummation of a business combination, except that there can be released to Future Vision, from time to time, any interest earned on the funds in the trust account that it may need to pay its tax obligations. The remaining interest earned on the funds in the trust account will not be released until the earlier of the completion of a business combination and Future Vision’s liquidation. Future Vision executed an Investment Management Trust Agreement dated as of September 11, 2024 with Wilmington Trust N.A. to hold the IPO proceeds in trust, and it must liquidate unless a business combination is consummated by the date that is 18 months from the closing of the Initial Public Offering, or March 13, 2026, unless such time period is extended.

Under its Amended and Restated Memorandum and Articles of Association, Future Vision had until March 13, 2026 to consummate a business combination. However, if Future Vision anticipates that it may not be able to consummate a business combination by March 13, 2026, it may extend the period of time to consummate a Business Combination up to six times, each by an additional one month (for a total of 24 months to complete a Business Combination) (the “Combination Period”). In order to extend the time available for Future Vision to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account an amount of $191,475 ($0.0333 per Future Vision public share), for each one-month extension.

After closing Future Vision’s IPO on September 13, 2024, the officers and directors of Future Vision began formulating a plan to contact potential candidates for a business combination. In addition, we were contacted by a number of individuals and entities with respect to business combination opportunities.

Future Vision’s evaluated each candidate in the context of the screening criteria established by its management, which included:

●	those which have exhibited strong growth in revenue or profit in recent fiscal periods or have healthy cash flow from operations;

●	those which may offer an attractive return for our shareholders, potential upside from growth in the target business and with an improved capital structure will be provide a favorable upside reward metric measured against any identified downside risks;

●

candidates which meet some key characteristics such as being or having the capability of being a disruptive participant within an industry, especially Business intelligence digital technology industries;

●	candidates which are capable of obtaining both organic and acquisitive growth;

●	those candidates which are or can be positioned to enhance shareholder value and revenue growth as a result of increased presence across geographic borders; and

●	candidates which possess exploitable intellectual property

Our business strategy was to identify and complete our business combination with one or more entities that meets one or more criteria of:

●	being or having the potential to be disruptive in the Business intelligence digital technology industry;

●	possessing a strong growth record;

●	significant potential for further growth;

●	a leading technology position or potential for such position; or

●	a proven management team prepared for being a public company.

Up until November 13, 2024, Future Vision reviewed a number of potential business combination candidates, entered into non-disclosure agreements (NDAs) with some of these potential targets and submitted (or received) letters of intent to certain of these potential targets, in addition to its proposal to VIWO. The Future Vision management team held frequent discussions during this period with a wide range of management teams at these potential targets. Future Vision failed to reach NDA terms with certain targets. Some other targets did not agree to the terms in the letter of intent proposed by Future Vision.

With regard to some of those targets with which Future Vision did not pursue a business combination, we summarize our review and analysis process below.

Candidate 1: The candidate was introduced to the Future Vision by a third party. The candidate is a technology freight platform company focused on vehicle transportation. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. The meeting was followed by a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We found that the candidate did not demonstrate the ability or potential to be competitive in the industry, the candidate did not have readily available current audit financial data, and it would take too much time to merge with Future Vision. Therefore, we did not engage in any transactions with this candidate.

Candidate 2: The candidate learned about the future vision through a third party. The candidate is a provider of comprehensive AI-based intelligent security solutions. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We found that the candidate has no significant tangible assets, has not generated any meaningful income, and has negative cash flow from operations. Therefore, we did not engage in any transactions with that candidate.

Candidate 3: The candidate was introduced to Future Vision by a third party. The candidate is a company engaged in the development and distribution of mobile games. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we communicated through a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, legal structure, financial status, management team, and growth strategy. After discussion with our Chinese legal advisors, we were informed that the candidate’s main business falls under the restrictive foreign investment category list in China’s relevant foreign investment laws and regulations. In addition, the company’s revenue and profit growth in recent fiscal years is not encouraging. Therefore, we did not engage in any transactions with that candidate.

Candidate 4: The candidate was introduced to Future Vision by a third party. The candidate is a blockchain technology and solution technology company. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We found that although the candidates have certain innovations in the field of blockchain technology and solutions, their technical maturity is not high, market acceptance is limited, and they face high regulatory uncertainty and legal risks. In addition, its business model has not been widely verified by the market, and its future profitability is uncertain. Therefore, we did not deal with the candidate.

Candidate 5: The candidate was introduced to Future Vision by a third party. The candidate is a company that focuses on the application of intelligent human-computer interaction technology. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We found that the candidate has a small market share in the field of intelligent human-computer interaction technology and faces fierce competition from multiple technology giants. Its management team lacks sufficient experience and resources in market promotion and product innovation, making it difficult to achieve rapid growth. At the same time, its financial situation also shows high operating costs and low profitability. Therefore, we did not engage in any transactions with that candidate.

Candidate 6: The candidate was introduced to Future Vision by a third party. The candidate is a digital parking operator based on artificial intelligence algorithms. A meeting was held between the future vision and the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We found that the candidate’s financial data in recent years is not satisfactory, with high operating costs and a relatively single revenue model, which increases the difficulty of profitability. Therefore, we did not deal with this candidate.

Candidate 7: The candidate was introduced to Future Vision by a third party. The candidate is a company dedicated to the research and application of remote visual intelligent control. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We noticed that although the candidate’s technology in the field of remote visual intelligent control is cutting-edge, its application scenarios are relatively limited, and the market demand has not yet been fully released. In addition, the technology research and development cycle is long and the investment return period is uncertain, which increases the investment risk. Meanwhile, the management team of the candidate lacks experience in operational management and market expansion, making it difficult to effectively promote business development. Therefore, we did not engage in any transactions with that candidate.

Candidate 8: The candidate was introduced to Future Vision by a third party. This candidate is a new generation of city-level intelligent visual overall solution service provider. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. Although the candidate has a certain market position in the field of city-level intelligent visual overall solution services, we find that its service costs are high and it is difficult to popularize on a large scale. At the same time, the high degree of customization of its technical solutions makes it difficult to ensure service efficiency and customer satisfaction. In addition, the financial situation of the candidates also shows high accounts receivable and low cash flow, which increases financial risks. Therefore, we did not engage in any transactions with that candidate.

Candidate 9: The candidate was introduced to Future Vision by a third party. The candidate is a service provider of intelligent AR training technology for the metaverse. Future Vision held a meeting with the management of the candidate. Ms. Danhua Xu, CEO of Future Vision, and Ms. Chen Caihong, CFO of Future Vision, attended the meeting. After the meeting, we conducted a series of emails, phone calls, and meetings. We reviewed the candidate’s presentation materials and analyzed the candidate’s business operations, financial status, management team, and growth strategy. We recognize the innovation of candidates in the field of intelligent AR training technology in the metaverse, but considering that the field is still in its early stages of development, market acceptance and profit models are still unclear. At the same time, the technical implementation of the candidate is difficult, the cost of R&D investment is high, and there are technical challenges from multiple aspects. In addition, its management team has relatively limited experience in the field of the metaverse, making it difficult to effectively respond to market changes and risks. Therefore, we did not engage in any transactions with this candidate.

Background to Negotiations with VIWO

The background of Future Vision’s interaction with VIWO is as follows:

On November 1, 2024, VIWO was introduced to Future Vision by a third party. On November 12, 2024, Future Vision held an online meeting with the management of VIWO, China. Danhua Xu, Future Vision’s CEO and Director of the Board and Caihong Chen, Future Vision’s CFO, attended the meeting. Fidel Yang, VIWO’s CEO, engaged in all substantive negotiations on behalf of VIWO which included presenting the business plan to Future Vision and e make negotiations with regards to valuation, and discussing VIWO’s presentation.

Danhua Xu reported the above meeting and conference call to Future Vision’s Board of Directors. Future Vision believed the management team of VIWO was sophisticated with many years’ experiences in the Intelligent digital technology industry.

Between November 2, 2024 and November 12, 2024, a series of conference calls and meetings took place between Future Vision and VIWO management. Future Vision also had a number of internal calls among its management and board members to discuss the proposed transaction with VIWO.

On November 13, 2024, Future Vision proposed a letter of intent (“LOI”) to VIWO. The initial terms of the LOI include, among others, a preliminary valuation between $80 million to $120 million for VIWO, subject to further due diligence, including engaging a financial valuation firm to provide a valuation analysis to validate the preliminary valuation range as determined by the Future Vision board.

In the next few days, Future Vision and VIWO had several discussions regarding the terms of the LOI, including (i) the proposed valuation for VIWO, (ii) the amount of funds remaining at Future Vision at the closing of the Business Combination, and (iii) the exclusivity period of the LOI. VIWO shareholders noted that they are generally agreeable to the preliminary valuation range proposed by the Future Vision board. VIWO shareholders believed that the valuation range gave due consideration to various factors, including VIWO’s financial position, future growth potential, and industry comparisons and fairly reflected VIWO’s current position and future prospects.

On November 18, 2024, Future Vision provided the business and legal due diligence request lists to VIWO. VIWO started to set up a data room for the due diligence by Future Vision.

On November 18, 2024, Future Vision’s legal counsel team started the legal due diligence on VIWO and its business operations. Future Vision’s board of directors also engaged King Kee Appraisal and Advisory Limited (“KKG”) to investigate VIWO and provide an independent analysis on the fair value of 100% equity interest of VIWO as at September 30, 2024. The Future Vision board expressed concern regarding the 2024 decline in VIWO’s Martech business, particularly given the acknowledged industry growth trend and anticipated increase in competitive pressures. VIWO clarified that this decline was a strategic initiative, representing a deliberate shift away from certain client base generating annual revenue less than $1 million RMB to prioritize the development and service to “high quality” customers. VIWO’s strategic realignment was undertaken in response to heightened market competition and prevailing economic uncertainties in 2024 (which VIWO saw caused decreased digital marketing spending by its potential customers). VIWO asserted that this customer-centric approach, while recognized as potentially impacting short-term financial results, was implemented to optimize long-term value creation. In its due diligence, Future Vision discovered that VIWO had indeed significantly decreased low revenue generating customers in 2024 and increased large customers.

In the next few days, a series of due diligence conference calls and meetings took place between Future Vision and VIWO management. During this period of time, Future Vision conducted due diligence review of the materials and information provided by VIWO, and had a series of internal discussions. Future Vision also had a series of conference calls with VIWO management regarding issues identified in the due diligence and the proposed merger.

Following the due diligence review, Future Vision believed that the proposed Business Combination with VIWO would be a feasible transaction.

On November 25, 2024, KKG reported to the Future Vision board of directors on its valuation of 100% equity of VIWO. Shortly thereafter, Future Vision reached out to VIWO to further discuss the results of the valuation and to narrow down on a definite valuation for 100% of VIWO equity interests. Because the valuation report provided a valuation consistent with the preliminary valuation range proposed by the Future Vision board, VIWO accepted the proposed $100 million equity valuation. Shortly thereafter, the parties reached agreement on the terms of the LOI and entered into the LOI regarding a proposed business combination between Future Vision and VIWO. The terms of the final LOI include, among others, (i) $100 million for 100% equity interest of VIWO, subject to further due diligence, (ii) agreement that a draft of the income statement as audited by Simon & Edward, LLP for the year ended September 30, 2024 will be provided by VIWO as early as possible as a reference with no significant deviation from the unaudited version, (iii) closing conditions for Future Vision to have at least $5 million at the closing of the Business Combination, (iv) closing conditions for VIWO to cause its shareholders to enter into non-compete agreements at closing, and (v) an exclusivity period of 30 days within which to execute a definitive agreement, subject to extensions upon both parties’ prior consents.

On November 26, 2024, a draft merger agreement was prepared by Future Vision’s legal counsel and provided to VIWO and its legal counsel for discussion. The draft Merger Agreement substantially reflects the terms of the LOI, including a valuation of $100 million for VIWO. In addition, Future Vision proposed that VIWO should complete and deliver its audited financial statements required for the proxy statement for the proposed Business Combination by a certain date.

In the next few days, Future Vision and its legal counsels conducted a series of conference calls among Future Vision, VIWO and its legal counsels, discussing and exchanging the parties’ comments to the draft Merger Agreement, including VIWO’s comments on the valuation calculation, and other related matters. During the same period, Future Vision also had internal discussions regarding these issues and other open business issues in the draft Merger Agreement. And the management of Future Vision, its advisor and legal counsels, the management of VIWO and its legal counsels discussed certain terms of the draft of Merger Agreement through a series of emails and conference calls.

During the negotiation of the Merger Agreement, Future Vision’s legal counsels also had several conference calls with VIWO’s legal counsels, discussing VIWO’s legal comments on the draft Merger Agreement. As a result of these discussions, VIWO agreed to include limited representations regarding the projection and representations regarding full disclosure. Future Vision agreed to reduce the survival period for VIWO’s representations and warranties and to make revisions to certain representations and warranties and covenants of VIWO and certain closing conditions, as mutually agreed by the parties.

On November 26, 2024, Future Vision’s legal counsel provided a revised draft of the Merger Agreement to VIWO and its legal counsels for review. The revised draft Merger Agreement reflected the above discussions and negotiations between Future Vision and VIWO.

On November 28, 2024, upon the approval of the board of directors of Future Vision and VIWO, the parties entered into the Merger Agreement.

On November 29, 2024, the management of Future Vision, Future Vision’s advisor and the management of VIWO held a conference call to discuss the plans on periodical communications of the status, updates and progress of the proposed merger under the Merger Agreement.

On December 2, 2024, the management of Future Vision, Future Vision’s advisor and the management of VIWO held a conference call to discuss the audited financial statements under the Merger Agreement.

Between December 2, 2024 and December 20, 2024, the Future Vision and VIWO management held regular meetings to discuss the Business Combination, including the preparation and filing of the proxy statement/prospectus on Form S-4. Over the course of such discussions, the parties agreed to amend the Merger Agreement to require VIWO shareholders to enter into a lock up agreement at the closing of the business combination to further align VIWO shareholders’ interests with the post-Business Combination company, VIWO Inc.

Future Vision’s Board of Directors’ Reasons for the Approval of the Business Combination

For the purpose of approval of the Business Combination, Future Vision’s Board of Directors has reviewed and evaluated the business and financial information provided by VIWO, including presentations on business operations, financial statements for various time periods, including for the years ended September 30, 2023 and 2024, projections for various time periods, including for the years ended September 30, 2025 to 2029, copies of material contracts and other relevant information. The Board of Future Vision also reviewed and discussed with its legal counsels regarding its legal due diligence on VIWO.

Future Vision’s Board of Directors considered several factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Business Combination, including but not limited to, the following material factors:

Team advantage. VIWO has an experienced and highly professional management team. They have been deeply involved in the Business intelligence digital technology industry for many years and have a keen insight and accurate judgment on market trends. During the negotiation process with Future Vision, the VIWO management team demonstrated strong leadership and commitment, communication, and negotiation skills, effectively representing the company’s interests and driving the cooperation process forward. In addition, team members also have rich industry resources and network relationships, which will bring more development opportunities and cooperation space to the merged company.

Experienced Management Team. VIWO’s management has long term experience in the Business intelligence digital technology services industry, and it has established solid customer base and network coverage. VIWO also has attracted and retained skilled and experienced sales and managerial teams. The combined company will be led by a management team with a long track record of success. The management of the company after the Business Combination will be led by the founder of VIWO as well as other experienced entrepreneur and executive team with investment and management experience.

Technological advantages. It was known to Future Vision board of directors that VIWO possesses advanced technological capabilities in the field of Business intelligence digital technology. Its technical team is constantly innovating and researching, committed to providing customers with high-quality and high-performance products and services. For example, in MarTech, VIWO has unique technological solutions that can effectively improve production efficiency, reduce costs, and enhance product quality. Meanwhile, VIWO also emphasizes the sustainable development of technology, continuously investing resources in technological upgrades and improvements to maintain its competitive advantage in the market.

Market opportunities. With the rapid development of digital marketing and the increasing demand for marketing efficiency from enterprises, the market size of MarTech continues to expand. The MarTech industry is in a rapid development stage, and Business intelligence, as one of its core driving forces, has a broader market prospect. The deep integration of business intelligence technology and MarTech has become an industry trend. The application of business intelligence in content generation, recommendation, customer service, and other areas not only improves the marketing efficiency of enterprises, but also enhances user experience. With the continuous advancement of business intelligence technology, MarTech will be a major opportunity for future enterprises to provide more diversified and efficient marketing solutions.

Financial Strength and Opportunities. New VIWO is expected to achieve net revenue of RMB1,706 million and EBITDA of RMB 256 million by the year ended September 30, 2029. The potential for increasing EBITDA from synergies to be realized following closing, are expected to provide the combined company with significant financial strength and flexibility to enable continued growth.

Industry Trends and Business and Financial Condition. The management of VIWO is knowledgeable about the Business intelligence digital technology service industry and considered the combined company’s business, financial condition, results of operations and future growth prospects. Future Vision Board discussed the company’s current prospects for growth in executing upon and achieving company’s business plans. Future Vision Board considered these potential prospects as they may have an impact on the future per share valuation of company relative to the $10.05 per share valuation at which the Merger Agreement was negotiated.

Other Alternatives. The belief of Future Vision Board is that the proposed Business Combination represents the best potential business combination opportunity for the Company based upon the process utilized to evaluate and assess other potential acquisition targets, and the belief of the Board and management is that such processes had not presented a better alternative.

Valuation Report. The Future Vision Board considered King Kee’s Valuation Report, in which King Kee expressed an independent opinion of the fair value of the 100% equity interest in VIWO Technology Inc.

Terms of the Merger Agreement. Future Vision Board considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the negotiated valuation of $100 million for VIWO at $10.05 per share and the consideration to be paid to its shareholders in the Business Combination, relative to the results of the Company’s financial analysis of VIWO’s potential future valuation.

In making the recommendation, the Future Vision Board also considered, among other things, the following potential deterrents to the Business Combination:

●	the risk that the announcement of the Business Combination and potential diversion of VIWO’s management and employee attention may adversely affect VIWO’s operations;

●	the risk that certain key employees of VIWO might not choose to remain with the Company post-Closing;

●	the risk that the Board of Future Vision may not have properly valued VIWO’s business;

●	the risks associated with the Business intelligence digital technology service industries in general;

●	the risk associated with laws and regulations;

●	the risk of competition in the industry, including the potential for new entrants;

●	the substantial expense and human resources necessary to operate a public company;

●	the risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe;

●	the risk that the Business Combination might not be consummated in a timely manner or that the closing of the Business Combination might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of Future Vision shareholders;

●	the risks and costs to Future Vision if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Future Vision being unable to effect a Business Combination by March 13, 2026 (or a later date as may be approved by its board and/or shareholders) and force Future Vision to liquidate;

●	the risk that Future Vision does not have enough cash at closing to meet the closing requirements of the Merger Agreement;

●	the risk of failure to satisfy the conditions to Closing (to the extent not waived by the parties);

●	the fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Future Vision’ control;

●	the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

●	the inability to maintain the listing of VIWO’s securities on Nasdaq following the Business Combination;

●	the significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination;

●	the potential conflicts of interest of the Sponsor and Future Vision’s officers and directors in the Business Combination; and

●	the other risks described in the “Risk Factors” section of this proxy statement

The Future Vision Board concluded that these risks could be managed or mitigated by VIWO or were unlikely to have a material impact on the Business Combination or VIWO, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Future Vision and its shareholders. The Future Vision Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by the Future Vision Board is not intended to be exhaustive, but does set forth the principal factors considered by the Future Vision Board. Accordingly, after considering the foregoing potentially negative and potentially positive reasons, the Future Vision Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, Future Vision and its shareholders.

Valuation Report from King Kee

On November 18, 2024, Future Vision’s board of directors engaged King Kee Appraisal and Advisory Limited (“KKG”) to investigate VIWO and provide an independent analysis on the fair value of 100% equity interest of VIWO as at September 30, 2024. On November 25, 2024, KKG reported to the Future Vision board of directors on its valuation of 100% equity of VIWO. The valuation was carried out on a fair value basis. KKG was paid a fee of $35,000 upon engagement for its services.

The valuation of the 100% equity interest in VIWO Technology Inc. was developed through the application of an income approach known as discount cash flow methodology and cross-checked by market approach. Income approach was known as discount cash flow methodology, under this method, the equity result depends on the present worth of future economic benefits to be derived from the projected sales income. Indication of the result is developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth. Market approach was known as comparable company methodology; Market approach considers prices recently paid for similar assets. with adjustment made to market prices to reflect condition and utility of the appraised assets relative to the market comparative.

The conclusion of value is based on accepted valuation procedures and practices that rely substantially on the use of numerous assumptions and the consideration of various factors that are relevant to the operation of VIWO. And the various risks and uncertainties that have potential impact on the businesses also have been considered.

The following factors form an integral part of the basis of the valuation opinion:

●	Assumptions on the market and the asset that are considered to be fair and reasonable;

●	Financial performance that shows a consistent trend of the operation;

●	Consideration and analysis on the micro and macro economy affecting the subject asset;

●	Analysis on tactical planning, management standard and synergy of the subject asset;

●	Analytical review of the subject asset; and

●	Assessment of the leverage and liquidity of the subject asset.

The following is a summary of the material financial analyses delivered by KKG to the Board of Directors of Future Vision in connection with rendering the valuation opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by KKG.

Discounted Cash Flow Analysis

King Kee utilized the financial projections and estimates regarding VIWO prepared by VIWO and supplied to King Kee by Future Vision, to perform a discounted cash flow analysis of VIWO. The projections and estimates supplied to and utilized by King Kee are summarized below under “Certain VIWO Projected Financial Information.” In conducting this analysis, King Kee assumed that VIWO would perform in accordance with these projections and estimates. King Kee performed an analysis of the present value of the unlevered free cash flows that VIWO’s management projected VIWO will generate for the fiscal years 2025 through fiscal year 2029. King Kee utilized illustrative terminal values in the year 2029 based on a range of terminal multiples of 16.5x on projected fiscal year’s 2029 EBITDA. The terminal multiple was based on the discounted mean multiple of EV/LTM EBITDA of 16.5x calculated in the selected public companies analysis. King Kee estimated VIWO’s cost of equity to be16.8% and the after-tax cost of debt to be 2.9%. The average debt-to-total capitalization of the eight companies in the selected public companies analysis was 3.9%. King Kee used this average as the basis for estimating VIWO’s target capital structure to be 96.1% equity/ 3.9% debt. Based on the preceding inputs, VIWO’s weighted average cost of capital was calculated to be16.5%. As was the case with the terminal multiples, the discount rates were determined to be 16.5%. This analysis resulted in Indicated equity value for VIWO is $100 million.

Financial projection

KKG relied on the financial projection from October 1, 2024 to March 30, 2029 with the terminal year provided and approved by the VIWO Management

●	Revenue: growth margin range from 20.0% to 60.0% over the forecasting period

●	EBIT: EBIT range from 10.0% to 15.0% over the forecasting period

●	Income tax: The income tax over the forecasting period is 25.0% effective tax rate of the Company

●	Working capital: range from 5.1% to 5.9% over the forecasting period

●	Capital expenditure: keep around 0.1% as of revenue over the forecasting period

The key parameters utilised included the following:

●	A discount rate of 16.5%. KKG utilized WACC of 16.5% as the discount rate in DCF approach

●	A constant growth rate of 2.0% in terminal year. in determining the terminal value, KKG have adopted the constant growth model which is based on expected long term growth of the business into perpetuity

●	A marketability discount of 28%. KKG applied marketability discount of 28% by reference to various studies of private transactions before IPOs.

Based on the investigation and analyses, KKG is of the opinion that the fair value of 100% equity interest in VIWO Technology Inc. as at the valuation date on a control and non-marketable basis, primarily based on the DCF approach is 100,000,000 USD.

Further, KKG adopted market approach to cross-check the VIWO’s 100% equity value. The result of market approach is around USD 111 million. As the comparable companies were listed company which may have better financial performance than VIWO resulting in higher multiples. KKG deemed the result derived from market approach higher than the result derived from income approach is reasonable. And the value of VIWO 100% equity derived by income approach and market approach are relatively close. KKG deemed the value range is reasonable as well.

Market approach - CoCos method	Capital IQ Ticker	Market Capitalization ($Billion)	2024 P/S
AppLovin Corporation	NASDAQ:APP	1,107	10.2x
Grid Dynamics Holdings, Inc.	NASDAQ:GDYN	15.8	3.3x
Viant Technology Inc.	NASDAQ:DSP	3.2	0.7x
PubMatic, Inc.	NASDAQ:PUBM	7.8	2.5x
Weimob Inc.	SEHK:02013	7.4	2.8x
Digital Turbine, Inc.	NASDAQ:APPS	1.6	0.6x
Brightcove Inc.	NASDAQ:BCOV	2	0.5x
Many Idea Cloud Holdings Limited	SEHK:6696	0.3	0.1x
Average			2.6x

Summary of Financial Analysis of VIWO

The following is a summary of the material financial analyses reviewed by Future Vision in connection with the valuation of VIWO. The summary set forth below does not purport to be a complete description of the financial analyses reviewed or factors considered by us nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses reviewed by the Board of Directors. We may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be our view of the actual value of VIWO.

Selected Market Analyses

Future Vision reviewed certain financial information of VIWO and the structure of the proposed Business Combination and reviewed VIWO management’s forecast and its existing business and business plan.

Certain VIWO Projected Financial Information

The projections regarding VIWO’s future performance and the review by Future Vision’s Board of Directors reflect and consider numerous assumptions made by VIWO management, including material assumptions regarding, among other things,

●	VIWO’s ability to successfully identify suitable strategic opportunities, complete desired strategic transactions, or realize their expected benefits;

●	VIWO’s ability to compete for strategic transactions with other potential players, some of whom may have greater resources than the combined company will;

●	VIWO’s ability to form strategic relationships with partners that operate with adequate profit margin as compared with VIWO or which would increase overall profit margins for VIWO;

●	VIWO’s ability to implement its business model in every local market that it enters;

●	VIWO’s ability to finance strategic transactions and the potential costs of such financing (whether it be debt or equity or a combination thereof);

●	changing government regulations;

The VIWO projections were prepared by taking into account the following:

●	VIWO’s historical performance in 2023 and 2024;

●	VIWO’s historical performance in its ability to prepare for the market in China;

The competitive landscape was analyzed, to assess the addressable market and to forecast the future pipeline of Business intelligence digital technology.

The timeframe leading out to 2029 was selected through an analysis of: (i) recent market trends, (ii) the evolving local regulatory framework, and (iii) market consolidation in the Business intelligence digital technology services sector. The goal was to use a timeframe that led to a more stable, mature and predictable business landscape.

During the fiscal year 2023 and 2024, VIWO experienced strong growth in securing Business intelligence digital technology and in revenue generation. As for the projections, the rapid increase in revenues is mainly driven by the expectation that such growth will continue. The projected increased Business intelligence digital technology trend is mainly based on an extrapolation of actual historical data.

For purposes of evaluating VIWO’s financial condition and in connection with the preparation by VIWO of its projections, Future Vision management was provided with documents from VIWO including projections for various time periods, including for the years ended September 30, 2025 through 2029, copies of material contracts, summaries of various industry analysis and trends and forecasts, information related to governmental regulations which may affect payments and collections rates and information related past performance.

Cautionary Statement Regarding VIWO Forecasts

VIWO provided Future Vision with its internally prepared forecasts for each of the fiscal years in the five-year period ending September 30, 2029. Future Vision and VIWO do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of VIWO prepared the financial projections set forth below to present key elements of the forecasts provided to Future Vision. Future Vision is including the following summary of certain VIWO internal, unaudited prospective financial information from VIWO’s management team’s projections for the combined post-merger company solely because that information was made available to Future Vision’s Board in connection with the evaluation of the Business Combination. In the view of VIWO’s management team, such forecasts were prepared on a reasonable basis, reflected the best currently available estimates and judgments and presented, to the best knowledge and belief of VIWO’s management, the expected course of action and the expected future financial performance as of the date that such projections were made.

The inclusion in this proxy statement of the Future Vision forecasts and of certain analyses referencing such forecasts should not be seen as an indication that VIWO, Future Vision or their respective boards of directors, management, affiliates, advisors, or any other related parties consider the forecasts predictive of actual future financial performance or events, and such forecasts should not be relied upon as such. All such parties cannot provide any assurance whatsoever that actual results will be consistent or even partially consistent with the forecasts provided. Indeed, actual results may differ profoundly from projections due to various uncertainties, and none of aforementioned parties undertakes any obligation to update, revise, reconcile, or confirm or disconfirm any forecasts based on circumstances arising after the date at which listed forecasts were generated, based on future events or any other factors. VIWO indicated that it expects to achieve the projected revenue target for 2025 of RMB 394 million, and that it expects to achieve its 2026 revenue target of RMB 513 million. None of VIWO or Future Vision or any of their respective affiliated parties intends to make publicly available any updates to the forecasts in this document, except as required by law. Nonetheless, a summary of the financial projections is provided in this proxy statement because they were made available to Future Vision and Future Vision’s board of directors in connection with their review of the proposed Business Combination.

Further, the inclusion of financial projections in this proxy statement should not be regarded as an indication that Future Vision, VIWO, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. You are cautioned that the projections solely represent VIWO’s best efforts in predicting future operating results and must be considered in that light. As a result, in making a decision regarding the Business Combination, please understand that the projections may be materially different than actual results. Future Vision does not intend to reference these financial projections in its future periodic reports filed with the SEC under the Exchange Act.

The financial forecasts prepared by management of Future Vision and VIWO were not prepared with a view toward public disclosure nor prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or in accordance with GAAP. Neither the independent registered public accounting firm of VIWO nor of Future Vision nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the unaudited prospective financial information for the purpose of its inclusion in this proxy statement, and accordingly, neither independent registered public accounting firm nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto. Due to inherent uncertainties in financial projections of any kind, shareholders are cautioned not to place undue reliance, if any, on the forecasts. Forecasts are subjective in nature and may not be realized, and reflect numerous assumptions made by management, including material assumptions regarding, among other things, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party.

There may be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, industry, regulatory, market and financial conditions and trends and other future events, as well as matters specific to VIWO’s business, all of which are difficult to predict and many of which are beyond VIWO’s and Future Vision’s control. The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Future Vision’s and VIWO’s control and VIWO’s limited operating history, diverse geographic markets and nascent industry make evaluating its business and future prospects, including the assumptions and analyses developed by VIWO upon which operating and financial results forecast rely, difficult and uncertain. The various risks and uncertainties include risks set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIWO” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECCTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR VIWO, FUTURE VISION UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

In light of the foregoing factors and the uncertainties inherent in these projections, shareholders are cautioned not to place undue reliance on these projections.

The key elements of the projections provided by VIWO’s management team to Future Vision are summarized in the table below with specific assumptions immediately following the table:

Projected Financial Metrics (RMB 000’s):

	Years Ended September 30,
	2025E	2026E	2027E	2028E	2029E
Revenue	394,265	512,544	743,189	1,189,102	1,706,362
% Growth	20%	30%	45%	60%	44%
Gross profit	113,709	147,822	214,342	342,947	492,129
% Margin	28.8%	28.8%	28.8%	28.8%	28.8%
EBITDA	39,426	76,882	111,478	178,365	255,954
% Margin	10.0%	15.0%	15.0%	15.0%	15.0%
Growth Capex	(394)	(513)	(743)	(1,189)	(1,706)

●	All translations from RMB to U.S. dollars in this section were made at an exchange rate of RMB7.0074 to US$1.00. Gross profit, Gross profit margin, EBITDA and EBITDA margin are non-GAAP measures and each is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities as a measure of liquidity.

Assumptions and Basis for the Projected Financial Metrics Table

The VIWO Management Projections reflect numerous material estimates and assumptions made by VIWO management and believed to be reasonable with respect to expected future financial performance. Generally, VIWO’s projected revenue is based on a variety of operational assumptions, including, the timing of development and commercialization of its products, population size and growth, level of product awareness with customers, and pricing mix. Further, projected gross profit is driven by the projected revenue and corresponding costs related to the delivery of its products, including related overhead costs.

In connection with the preparation of the unaudited prospective financial information, VIWO’s management team considered various material assumptions, including but not limited to, the following:

●	Assumptions relating to future product development and launch;

●	Assumptions relating to sales and marketing performance, marketing channels, investment levels and sales and marketing effectiveness based on industry trends;

●	Assumptions related to obtaining operating funds include historical sales, sales growth rate, development of new sales channels, and acquisition of new customers;

●	Assumptions relating to time and cost to acquire customers, including conversion rate from lead funnel for various sub-verticals and onboarding timeline;

●	Assumptions relating to access to continuous working capital;

●	Assumptions relating to the ability to grow customer base, customer retention, purchase volume and recurring purchases;

●	Assumptions relating to regulatory requirements for current and future products, including government permissions for new products entering the market;

●	Other important assumptions affecting profitability projections include maintaining pricing, maintaining or reducing cost of goods sold and maintaining or increasing gross margin, which are based on VIWO’s existing products being mature products and that sales prices and cost of goods sold are not expected to fluctuate significantly;

●	Assumptions concerning profit forecasts include sales volume, sales pricing, gross margin, sales costs, expense levels, and tax levels;

●	Assumptions relating to strategic partnerships for research and development, and sales and marketing across various sub-verticals;

●	Assumptions relating to key hires including sales and marketing hires and operating costs;

●	Assumptions relating to estimated timing of Closing the Business Combination and receiving the estimated net proceeds of the Business Combination;

●	Assumptions relating to third-party forecasts for industry growth and growth of comparable companies;

●	Market size based on third-party data;

●

Assumptions relating to the continued growth of the relevant customer markets include VIWO’s business plans, customer repurchase rate, average order value, and development trends in the Business intelligence digital solutions industry; and

●	Assumption that there will not be any material liabilities.

●	the global economics remains stable, particularly in the PRC market, which will likely enhance customers’ willingness to pay;

●	the demographics of the VIWO’s target customer base remain solid and are expected to increase steadily, thereby expanding the number of potential customers;

●	VIWO will be able to continuously expand into new, high-quality market channels to find new customers and improve the efficiency of user acquisition;

●	VIWO will be able to continually iterate its data systems to ensure the accuracy and efficiency of business decisions;

●	VIWO will be able to develop new products and establish collaborations with potential partners;

●	VIWO will be able to explore market insights to identify new and expandable product markets;

●	VIWO will be able to attract or retain the experienced management team and qualified personnel or find suitable or comparable replacements on a timely basis; and

●	future legislative or regulatory changes would not have a material adverse effect on VIWO’s business, results of operations, and financial condition.

Revenues:

Assumptions for revenues: Projected revenues are based on actual results for 2023 and 2024.

Actual historical results for 2024: For the years ended September 30, 2023 and 2024, VIWO’s revenue was RMB276 million ($46 million) and RMB328 million ($39 million), respectively.

Assumptions for revenue growth: According to public data, from 2020 to 2023, the market size of China’s marketing industry expanded from RMB 32.1 billion ($4.6 billion) to RMB 84.9 billion ($12.1 billion), with a compound growth rate of 38.4%, demonstrating a robust growth trend. Furthermore, in 2021, the market scale of China’s digital marketing application software reached RMB 2.4 billion ($340 million), with a year-on-year growth rate of 35.8%. It is projected to grow rapidly at an annual compound growth rate of 32.4% over the next five years, attaining a market scale of RMB 10 billion ($1.4 billion) by 2026. VIWO’s revenue compound annual growth rate is 31% in the past three years, and the management expects operating revenue growth of no less than 20% in the next year and an annual compound growth rate of 39% over the next five years.

Expectations: VIWO’s projections for the period from 2025 through 2029 assume, that based upon the aforementioned assumptions, its revenues will increase to up to RMB1,706 million for the year ended September 30, 2029.

The above statements include industry position and industry data and forecasts that VIWO obtained or derived from internal company reports, independent third-party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above.

Statements as to industry position are based on market data currently available. While neither Future Vision or VIWO are aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

Other Future Vision Considerations

The Board of Directors focused its analysis on whether the Business Combination is likely to generate a return for Future Vision’s shareholders that is greater than if the trust were to be liquidated. Our Board of Directors unanimously concluded that the Merger Agreement with VIWO is fair to and in the best interests of the Future Vision shareholders.

Recommendation of Future Vision’s Board of Directors

After careful consideration, Future Vision’s Board of Directors determined that the Business Combination with VIWO is fair to, and in the best interests of, Future Vision and its shareholders. On the basis of the foregoing, Future Vision’s Board of Directors has approved and declared advisable the Business Combination and recommends that you vote or give instructions to vote “FOR” each of the Business Combination Proposal and the other Proposals.

Future Vision’s Board of Directors have interests that may be different from, or in addition to your interests as a shareholder. See “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for further information.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Future Vision’s Board of Directors in favor of adoption of the Business Combination Proposal and other proposals, you should keep in mind that Future Vision’s Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Some of these interests potentially incentivizes the Sponsor, directors and officers of Future Vision to complete a business combination with a less favorable target on terms less favorable to the public shareholders.

●

Future Vision has an 18-month deadline (March 13, 2026) to complete its proposed Business Combination or another business combination. If this is not achieved, Future Vision will be required to liquidate. In this scenario, the Sponsor’s 1,437,500 founder shares, acquired pre-IPO for $25,000 ($0.017 per share), will become worthless as the Sponsor is excluded from any liquidation distributions.

●	However, if the proposed Business Combination is successful, these founder shares are estimated to be worth $18.5 million, based on a projected value of $10.05 per share. This presents a potentially significant upside for the Sponsor, even if public shareholders experience losses in their investment in New VIWO. This inherent conflict of interest warrants careful consideration by potential public investors.

●

Further, if the proposed Business Combination is not completed by March 13, 2026, and Future Vision does not extend such date, the 299,000 Future Vision private units purchased by our Sponsor at the closing of the Future Vision IPO, for a total purchase price of $2,990,000, will be worthless. This poses a potentially significant loss of capital for the Sponsor in the event the proposed Business Combination or another business combination is not completed by the date of Future Vision’s liquidation.

●	the Sponsor, and its officers and directors will lose their entire investment in Future Vision if the proposed Business Combination is not consummated within the deadline. Additionally, although, as of the date of this proxy statement/prospectus, there are no amounts outstanding under any loans payable to the Sponsor, officers and directors, and no fees due or out-of-pocket expenses to be repaid by Future Vision, if any are incurred after the date of this proxy statement/prospectus, they would not be repaid unless Future Vision consummates the Business Combination within the deadline;

●	The exercise of Future Vision’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Future Vision’s shareholders’ best interest.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) Future Vision and its affiliates, (ii) the SPAC Sponsor and their affiliates, (iii) VIWO and its affiliates, and (iv) the Public Shareholders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

Future Vision and its affiliates. For Future Vision, the Business Combination represents the opportunity to complete the purpose for which it was formed. The only potential detriment to Future Vision of the Business Combination is the opportunity cost—that by consummating the Business Combination, Future Vision is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to Future Vision than VIWO. However, Future Vision’s board considered the benefits of the transaction with VIWO and determined such transaction was the best transaction available to it at such time.

SPAC Sponsor and their affiliates. For the SPAC Sponsor, the principal material benefit represented by the Business Combination is that unless the Business Combination (or another initial business combination transaction) is consummated by Future Vision prior to the deadline pursuant to the Existing Charter, the SPAC Sponsor will lose their entire $3,015,000 investment in Future Vision (including $25,000 for Founder Shares), which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Information about Future Vision – SPAC Sponsor and their affiliates”.

VIWO and its affiliates. For VIWO and its affiliates, the Business Combination represents the opportunity to become a publicly traded company, with all the attendant benefits thereof including increased access to capital from the public markets. For VIWO’s affiliates, the tradability of their New VIWO Ordinary Shares is expected to make their holdings more liquid. The potential detriments to VIWO and its affiliates are the increased costs and difficulty of operating as a public company and the dilution of their ownership stake in VIWO’s business of between approximately 19.61% (assuming redemption of 100% of the Future Vision Ordinary Shares held by the Public Shareholders) and approximately 45.11% (assuming no redemption of Future Vision Ordinary Shares by Public Shareholders), from 100% of VIWO prior to the Business Combination to between approximately 70.8% (assuming redemption of 100% of the Future Vision Ordinary Shares held by the Public Shareholders) and approximately 42.3% (assuming no redemption of Future Vision Ordinary Shares by Public Shareholders) of New VIWO.

Public Shareholders. For the Public Shareholders of Future Vision, the Business Combination represents the opportunity to share in the growth of a company such as VIWO that was chosen by the management of Future Vision as an acquisition target in an initial business combination (which was Future Vision’s original purpose). Unlike the Future Vision Insiders, if an initial business combination was not consummated by Future Vision within the required time period, the Public Shareholders would receive a pro-rata portion of the trust account, equivalent to their initial investment plus interest. Like the Future Vision Insiders, however, the Future Vision Rights held by the Public Shareholders would expire worthless if no business combination such as the Business Combination is completed by the deadline. The primary potential detriment to the Public Shareholders of the Business Combination is the dilution of their ownership stake in the combined business of between approximately 41.33% (assuming no redemption of Future Vision Ordinary Shares by Public Shareholders) and approximately 71.57% (assuming redemption of 100% of the Future Vision Ordinary Shares held by the Public Shareholders), from approximately 76.22% of Future Vision prior to the Business Combination to between approximately 34.89% (assuming no redemption of Future Vision Ordinary Shares by Public Shareholders) and approximately 4.65% (assuming redemption of 100% of the Future Vision Ordinary Shares held by the Public Shareholders) of New VIWO.

Anticipated Accounting Treatment

The Business Combination will be treated by Future Vision as a “reverse recapitalization” in accordance with GAAP. For accounting purposes, VIWO is considered to be acquiring Future Vision in this transaction. Therefore, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which VIWO is issuing share for the net assets of Future Vision. The net assets of Future Vision will be stated at historical cost, with no goodwill or other intangible assets recorded. The post-acquisition financial statements of Future Vision will show the consolidated balances and transactions of Future Vision and VIWO as well as comparative financial information of VIWO (the acquirer for accounting purposes).

Regulatory Approvals

The Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional federal or state regulatory requirements or approvals, including the Hart-Scott Rodino Antitrust Improvements Act of 1976. Consummation of the Business Combination (and the issuance of the shares to the VIWO shareholders) will require a declaration of effectiveness of the Proxy Statement/Prospectus, listing approval from the Nasdaq Stock Market Inc., and filing of the Plan of Merger with the Cayman Registry.

VIWO will be required to complete securities filing with the China Securities Regulatory Commission to consummate the Business Combination. Please see “Risk Factors — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable”

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement and the First Amendment. You are encouraged to read the Merger Agreement, as amended, in its entirety for a more complete description of the terms and conditions of the Business Combination.

Merger with VIWO; Consideration

Upon the closing of the transactions contemplated in the Merger Agreement (the “Closing”), VIWO will become a wholly-owned subsidiary of Future Vision. The consummation of the transactions contemplated by the Merger Agreement are referred to collectively as the Business Combination. Merger Sub will merge with and into VIWO with VIWO surviving the merger. The former shareholders of VIWO will receive 9,950,250 ordinary shares of Future Vision.

Assuming (i) there are no redemptions of the public shares, (ii) the issuance of 9,950,250 Future Vision ordinary shares to the VIWO shareholders pursuant to the Merger Agreement, (iii) the issuance of Future Vision Shares upon the conversion of the Future Vision public and private rights and (iv) 28,750 Ordinary Shares issuable as deferred underwriting commission of the IPO, Future Vision will have an aggregate of approximately 18,127,899 ordinary shares issued and outstanding. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision ordinary share of the New VIWO will be as follows:

●	Future Vision public shareholders will own 5,750,000, approximately 31.72%, of the outstanding Future Vision ordinary shares;

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 9.74% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 3.17% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 54.89% of the outstanding Future Vision ordinary shares;

Assuming (i) redemption by holders of all of Future Vision’s public Share and; (ii) the issuance of 9,950,250 Future Vision ordinary shares at closing to the VIWO shareholders, (iii) the issuance of Future Vision Shares upon the conversion of the Future Vision Public Rights and Private Rights, and (iv) 28,750 Ordinary Shares issuable as deferred underwriting commission of the IPO, Future Vision will have approximately 12,377,899 shares issued and outstanding at closing of the Business Combination. Of such amount, it is anticipated that upon completion of the Business Combination, the ownership of the outstanding Future Vision Ordinary Share of the post-Merger company will be as follows:

●	Sponsor will own, including the conversion of all private rights, will own 1,766,400, approximately 14.27% of the outstanding Future Vision ordinary shares;

●	Holders of Future Vision public rights will own 575,000, approximately 4.65% of the outstanding Future Vision ordinary shares;

●	the former VIWO shareholders will own 9,950,250, approximately 80.39% of the outstanding Future Vision ordinary shares;

If the actual facts are different than these assumptions, the percentage ownership retained by our public shareholders following the Business Combination will be different.

Shareholder Approval

Prior to the consummation of the Business Combination, the holders of a majority of Future Vision’s ordinary shares attending a shareholder’s meeting, in person or by proxy (at which there is a quorum), must approve the transactions contemplated by the Merger Agreement (the “shareholder Approval”). In connection with obtaining the shareholder Approval, Future Vision must call an extraordinary general meeting of its holders of ordinary shares and must prepare and file with the SEC a Proxy Statement on Schedule 14A, which will be mailed to all shareholders entitled to vote at the meeting. Under the terms of the Merger Agreement, Future Vision also agreed to obtain shareholder approval for the Name Change Proposal (Proposal No. 2), the Nasdaq Approval (Proposal No. 3), the Charter Amendment Proposal (Proposal No. 4), and the Director Election Proposal (Proposal No. 5). This proxy statement is intended to satisfy the information requirements under Schedule 14A for each of these proposals.

Upon the declaration of effectiveness by the SEC of this proxy statement/prospectus, VIWO will cause the VIWO shareholders to execute written resolutions to approve the Merger Agreement pursuant to the Shareholder Support Agreement entered into by the relevant parties.

Representations and Warranties under the Merger Agreement

The Merger Agreement includes typical representations, warranties, and covenants for transactions of this size and type. Pursuant to the Merger Agreement, investors are not third-party beneficiaries and should not rely on the representations, warranties, agreements, or covenants, or any descriptions of them, as accurate depictions of the actual state of facts or conditions of the parties involved, or any of their subsidiaries or affiliates. The assertions embodied in those representations, warranties and applicable covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations.

In the Merger Agreement, VIWO represented and warranted:

●	corporate existence and power, and authorization of VIWO to enter into and perform under the Merger Agreement;

●	except for the filing of the Plan of Merger, the SEC declaring the Proxy/Registration Statement effective, and the CSRC Filing, each as defined in the Merger Agreement, VIWO does not need any permissions or approvals from government authorities to execute, perform, or consummate the Merger;

●	the capital structure, list of subsidiaries, financial statements, leased properties, contracts with customers and suppliers, licenses and permits, and intellectual property of VIWO as disclosed by VIWO to Future Vision by way of the disclosure schedule that is part of, but not included as an exhibit to the Merger Agreement, are true, correct and complete;

●	the absence of (i) contravention with other obligations of VIWO as a result of VIWO’s entering, performance and consummation of the transactions contemplated by the Merger Agreement, and (ii) pending or threatened litigation, or legal judgements against Viwo; and

●	other representations and warranties that are customary to a transaction of this size and type.

VIWO also covenanted to:

●	conduct its business in the ordinary course in accordance with the terms of Merger Agreement;

●	provide Future Vision with information and notice, and assist Future Vision in preparing the Proxy/Registration Statement, including the delivery of financial statements reviewed by the independent auditors of Viwo in accordance with PCAOB auditing standards;

●	make the requisite CSRC Filing within the required timeframe;

●	obtain the VIWO shareholders approval of the business combination by way of written resolutions after the SEC declaring the Proxy/Registration Statement effective;

●	refrain from making any claims against the Future Vision trust account holding the IPO proceeds; and

●	other customary agreements and covenants that are customary to a transaction of this size and type.

Future Vision made similar representations, warranties, and covenants to VIWO, as applicable. Additionally, Future Vision agreed to ensure its continued listing on NASDAQ, maintain current and timely filing of all SEC filings and compliance with SEC reporting requirements, make appropriate arrangements to disburse funds held in trust, elect directors and officers of the combined company in accordance with the terms of the Merger Agreement, the Plan of Merger, and relevant agreements, and maintain Directors and Officers (D&O) insurance for present and former directors and officers of VIWO and its subsidiaries.

Conduct Prior to Closing; Covenants

The Merger Agreement contains certain customary covenants of Future Vision and VIWO, including, among others, the following:

●	VIWO has agreed to:

(i) operate its business in the ordinary course prior to the closing of the Business Combination (with certain exceptions) and not to take certain specified actions without the prior written consent of Future Vision;

(ii) enter into restrictive covenant agreements with VIWO’s shareholders pursuant to which they will agree to certain non-compete and non-solicit provisions; and

(iii) enter into lock-up agreements with VIWO’s shareholders;

●	Future Vision has agreed to:

(i) operate its business in the ordinary course prior to the closing of the Business Combination (with certain exceptions) and not to take certain specified actions without the prior written consent of VIWO;

(ii) file with the Nasdaq Stock Market a listing qualifications application to obtain from the Nasdaq Stock Market continued listing of the Future Vision Ordinary Shares and other listed securities, which listing application will reflect the change in management of Future Vision, the change to its Board of Directors, the change of the operations to reflect the VIWO businesses, the issuance of the Future Vision Shares to the VIWO shareholders; and such other matters as are customary for a company whose securities are traded on the Nasdaq Capital Market; and

●	Future Vision and VIWO have agreed to use their commercially reasonable efforts to jointly prepare this proxy statement, including any required disclosure and financial statements which must be included under SEC rules, and to respond to inquiries and comments from the SEC related thereto.

Conditions to Closing

Consummation of the Closing (as defined in the Merger Agreement) is condition upon customary factors including:

●	the performance of the Parties’ obligation under the Merger Agreement;

●	the absence of any legal action, law or order prohibiting the consummation of the Business Combination;

●	the declaration of effectiveness by the SEC of the Proxy/Registration Statement;

VIWO completes securities filings with the China Securities Regulatory Commission

●	both Future Vision and VIWO shareholders approving the Business Combination;

●	as to Future Vision, changing its name to “VIWO Inc.”, having at least $5,000,001 of net tangible assets immediately after the closing, and the election of the persons identified in the Merger Agreement and Plan of Merger to the board of directors; and

●	the exchange of closing certificates by officers of the Parties.

Conditions to Obligations of Future Vision

The obligations of Future Vision to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon, among other things, each of the following:

(a) VIWO shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of VIWO contained in Article IV in the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (except for the representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has a Company Material Adverse Effect.

(d) Future Vision shall have received a certificate signed by the chief executive officer of VIWO to the effect set forth in clauses (a) through (c).

Conditions to Obligations of VIWO

The obligations of VIWO to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon, among other things, each of the following:

(a) Future Vision shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of Future Vision contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Purchaser Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Purchaser Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has Purchaser Material Adverse Effect.

(d) From the date hereof until the Closing, Future Vision shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to Future Vision.

(e) Purchaser Ordinary Shares shall remain listed for trading on Nasdaq and the additional listing application for the Consideration Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

(f) The Post-Closing Directors and Officers of Future Vision shall have been elected to the board of directors of the Purchaser immediately before the Closing.

(g) The Purchaser’s name shall have been changed to “VIWO Inc.” immediately before the Closing.

(h) VIWO shall have received a certificate signed by the chief executive officer of the Purchaser to the effect set forth in clauses (a) through (g).

Lock-up Agreements

On December 10, 2024, the Parties entered into Amendment No. 1 to the Merger Agreement requiring the Company to cause Company Shareholders to enter into a lock up agreement with respect to the Consideration Shares to be received by the Company Shareholders after the consummation of the Business Combination.

The lock up agreement provides for a Company performance-based release mechanism:

Two-Year Lock-Up Period

Company Shareholders’ Consideration Shares will be eligible for release after two (2) years from the Effective Time of the Business Combination if VIWO Inc. achieves an audited gross revenue growth of twenty percent (20%) by the end of the first fiscal year and thirty percent (30%) by the end of the second fiscal year, or a compounded growth rate of 24.96% year over year for the two-year period.

Three-Year Lock-Up Period

If the Company fails to achieve the two-year revenue growth, then Company Shareholders’ Consideration Shares will be eligible for release after three (3) years if VIWO Inc. achieves an audited gross revenue growth of 126.2% by the end of the third fiscal year, representing a compounded growth rate of 28.46% year over year.

Alternatively, after the third fiscal year, Company Shareholders may require the Company to release their Consideration Shares by the forfeiture of ten percent (10%) of the Consideration Shares received by each Company Shareholder.

The lock up is subject to customary exceptions and carve-outs, such as transfers to the shareholders of Company Shareholders, by gift to immediate family members or by court order, or by virtue of the laws of descent, in each case if the transferee agrees to be bound by the terms of the lock up agreement.

Termination

The Merger Agreement may be terminated by the Parties if Closing has not occurred by November 28, 2025, or in the event of a material breach of the Agreement by either party, including any material breach of the representations and warranties, agreements, and covenants and such breach is not cured within fifteen (15) days following receipt by the breaching party a notice describing such breach.

The foregoing summary of the Merger Agreement, does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Annex A hereto. Terms used herein as defined terms and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Except as described above, no consideration was paid by Future Vision in connection with the agreements described above.

Vote Required for Approval

The approval of the Business Combination Proposal requires passing of a resolution by a simple majority of the votes by the shareholder of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS

VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 THE Name Change PROPOSAL

Overview

In connection with the Business Combination, we are asking our shareholders to approve as a special resolution, that upon completion of the Business Combination, the name of the Company be changed from “Future Vision II Acquisition Corp.” to “VIWO Inc.”, subject to and conditional upon the necessary approval of the Registrar of Companies of the Cayman Islands, (ii) clause 1 of the current memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 1 “The name of the Company is VIWO Inc.” to reflect the change of name and (iii) the registered office provider and directors of the Company be authorized to undertake all such matters and actions, as may be required to give effect to this resolution. This proposal is referred to as the “Name Change Proposal” or “Proposal No. 2.”

Reasons for the Approval of the Name Change Proposal

In the judgment of the Board, the Name Change are necessary to address the needs of the post-combination company. In particular, the name of the new public entity is desirable to reflect the business of the post-combination company.

Vote Required for Approval

The approval of the Name Change Proposal requires passing of a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for this proposal.

The Name Change Proposal is conditioned upon approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, the Name Change Proposal will have no effect, even if approved by our shareholders.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS

VOTE “FOR” THE Name Change PROPOSAL.

The existence of financial and personal interests of one or more of Future Vision’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Future Vision and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Future Vision’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3 THE NASDAQ PROPOSAL

Overview

In connection with the Business Combination, we are asking our shareholders to approve as an ordinary resolution under the Cayman Islands Companies Act a proposal to approve, for the purposes of complying with Nasdaq Rule 5635, the issuance of shares of Future Vision ordinary shares in connection with the Business Combination (such proposal, the “Nasdaq Proposal” or “Proposal No. 3.”).

Reasons for the Approval for Purposes of Nasdaq Rule 5635

Under Nasdaq Rule 5635(a)(1), a listed company is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the Business Combination is completed pursuant to the Merger Agreement, Future Vision currently expects to issue an estimated 9,950,250 shares of Future Vision in connection with the Business Combination, which is more than 20% of the ordinary shares of Future Vision currently outstanding.

Additionally, under Nasdaq Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. If the Business Combination is consummated there would be a change of control because after giving effect to the Business Combination, it is expected that the VIWO shareholders will control approximately 54.89% of the outstanding ordinary shares, assuming no redemptions by Future Vision shareholders in connection with the Business Combination.

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more.

In the event that this proposal is not approved by Future Vision’s shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Future Vision’s shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Future Vision ordinary shares pursuant to the Merger Agreement, Future Vision will not issue such shares of Future Vision ordinary shares.

Vote Required for Approval

The approval of the Nasdaq Proposal requires passing of a resolution by a simple majority of the votes by the shareholder of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The Sponsor has agreed to vote all of its shares in favor of the Nasdaq Proposal. See “The Business Combination Agreement — Related Agreements — Letter Agreement” for more information.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS

VOTE “FOR” THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Future Vision’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Future Vision and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Future Vision’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 4 THE CHARTER AMENDMENT PROPOSAL

Overview

In connection with the Business Combination, we are asking our shareholders to approve as a special resolution, the adoption of the amended and restated memorandum and articles of association, substantially in the form attached herein as Annex B, in substitution for and to the exclusion of, the existing memorandum and articles of association of the Company, effective from the completion of the Business Combination to reflect the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination. This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

●	If the Business Combination Proposal and the Name Change Proposal are approved, we would amend our current Amended and Restated Memorandum and Articles of Association with the matters described in this Proposal.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the proposed amendments (the “Proposed Charter”) relative to the current Amended and Restated Memorandum and Articles of Association. This summary is qualified in its entirety by reference to the full text of the proposed amended and restated memorandum and articles of association, substantially in the form included as Annex B to this proxy statement.

●	to change the name of the public entity to “VIWO Inc.” from “Future Vision II Acquisition Corp.”;

●	to adopt an Amended and Restated Memorandum and Articles of Association, substantially in the form attached to the accompanying proxy statement as Annex B, reflecting the Name Change Proposal and removing or amending those provisions which terminate or otherwise cease to be applicable following the consummation of the Business Combination.

Reasons for the Approval of the Charter Amendment Proposal

In the judgment of the Board, the Proposed Charter are necessary to address the needs of the post-combination company.

Vote Required for Approval

The approval of the Charter Amendment Proposal requires passing of a resolution passed by a majority of at least two-thirds of the votes by the shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for this proposal.

The Charter Amendment Proposal is conditioned upon approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, the Charter Amendment Proposal will have no effect, even if approved by our shareholders.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS

VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of Future Vision’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Future Vision and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Future Vision’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 5 THE DIRECTOR ELECTION PROPOSAL

Overview

In connection with the Business Combination, we are asking our Shareholders to approve, as an ordinary resolution, the election of each of Fidel Yang, Eric Wu, Jrang Teen, Shuding Zeng and Zhengcai Liu to serve as directors on the Company’s board of directors (the “Board”) effective from the completion of the Business Combination. This proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

Assuming the Business Combination Proposal and the other Condition Precedent Proposals are approved, Future Vision’s Ordinary Shareholders are also being asked to approve the Director Election Proposal to consider and vote upon a proposal to approve the election of five directors who, upon consummation of the Business Combination, will be the directors of Future Vision.

Nominees

As contemplated by the Merger Agreement, the Future Vision Board of Directors following consummation of the transaction will consist of five directors:

●	Fidel Yang, the Chief Executive Officer of VIWO;

●	Eric Wu, the Chief Financial Officer of VIWO;

●	Shuding Zeng, the current independent director of Future Vision, a candidate designated by Future Vision, who qualifies as “independent” under applicable SEC and Nasdaq rules;

●	Jrang Teen, a candidate designated by VIWO, who qualifies as “independent” under applicable SEC and Nasdaq rules;

●	Zhengcai Liu, a candidate designated by VIWO, who qualifies as “independent” under applicable SEC and Nasdaq rules.

Accordingly, our board of directors has nominated each of the above-named individuals to serve as our directors upon the consummation of the Business Combination, with Fidel Yang to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of Future Vision’s organizational documents. For more information on the experience of each of these director nominees, please see the section titled “Management of Future Vision Following the Business Combination” of this proxy statement.

The existence of financial and personal interests of one or more of Future Vision’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Future Vision and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Business Combination Proposal — Interests of Future Vision’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Vote Required for Approval

The approval of the Director Election Proposal requires passing of a resolution by a simple majority of the votes by the shareholder of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals.

The election of the five director nominees under this Director Election Proposal is conditioned on the approval of the other condition precedent proposals.

Recommendation of the Board

Future Vision’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ORDINARY SHAREHOLDERS

VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6 THE ADJOURNMENT PROPOSAL

Overview

In connection with the Business Combination, we are asking our shareholders to approve, as an ordinary resolution, the adjournment of the extraordinary general meeting, if necessary or advisable, in the event Future Vision does not receive the requisite shareholder vote to approve one or more proposals presented to shareholders for vote. This proposal is called the “Adjournment Proposal” or “Proposal No. 6.”

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Business Combination Proposal, or any of the other Condition Precedent Proposals, the Future Vision Board of Directors may adjourn the extraordinary general meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders if there are insufficient votes for, or otherwise in connection with, the approval of any of such proposals.

In no event will Future Vision solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under Cayman Islands law and its Amended and Restated Memorandum and Articles of Association. The purpose of the Adjournment Proposal would be to provide more time for Future Vision to further solicit proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the proposals. Such additional time would increase the likelihood of obtaining a favorable vote on each of the proposals.

In addition to an adjournment of the Extraordinary General Meeting upon approval of an adjournment proposal, the Future Vision Board of Directors is empowered under Cayman Islands law to postpone the meeting at any time prior to the meeting being called to order. In such event, Future Vision will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an adjournment proposal is presented at the Extraordinary General Meeting and such proposal is not approved by its shareholders, Future Vision’s Board of Directors may not be able to adjourn the Extraordinary general Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary general Meeting to approve the consummation of the Business Combination. In such event, the Business Combination would not be completed.

Required Vote

Approval of the proposal to adjourn the Extraordinary General Meeting requires passing of a resolution by a simple majority of the votes by the shareholder of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting, or any adjournment thereof. Broker non-votes will have no effect on the vote for these proposals. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of the Board

THE BOARD OF DIRECTORS OF Future Vision RECOMMENDS THAT THE Future Vision SHAREHOLDERS

VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Future Vision is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The unaudited pro forma combined balance sheet as of December 31, 2024 gives pro forma effect to the Business Combination as if they had been consummated as of that date. The unaudited pro forma combined statement of operations for the year ended December 31, 2024 give pro forma effect to the Business Combination as if they had occurred as of the beginning of the earliest period presented.

This information should be read together with VIWO’s and Future Vision’s financial statements and related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIWO” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Future Vision” and other financial information, and other information relating to Future Vision and VIWO included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2024 has been prepared using the following:

●	VIWO’s historical consolidated balance sheet as of December 31, 2024, as included elsewhere in this proxy statement/prospectus, and

●	Future Vision’s historical balance sheet as of December 31, 2024, as included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined statement of operations for the year ended December 31, 2024 has been prepared using the following:

●	VIWO’s historical consolidated statement of operations for the year ended September 30, 2024, combining the unaudited condensed statements of operations for the three months ended December 31, 2024, and excluding the unaudited condensed statements of operations for the three months ended December 31, 2023. The statements of operations corresponding to the periods mentioned above are as included elsewhere in this proxy statement/prospectus, and

●	Future Vision’s historical statement of operations for the period from January 30, 2024 (inception) through December 31, 2024, as included elsewhere in this proxy statement/prospectus.

Description of the Transactions

On November 28, 2024, Future Vision, Merger Sub and VIWO entered into the Merger Agreement (as amended on December 10, 2024) pursuant to which the Merger Sub will merge with and into VIWO, with VIWO surviving the merger in accordance with the Companies Act (As Revised) of the Cayman Islands. VIWO and its subsidiaries will thereafter be direct or indirect subsidiaries of Future Vision.

As a result, VIWO will be a wholly-owned subsidiary of Future Vision. The former security holders of VIWO will receive Future Vision’s ordinary shares. Upon the closing of the Business Combination, the former shareholders of VIWO will receive 9,950,250 ordinary shares (after rounding adjustment) of Future Vision. Further. We have assumed that under the Merger Agreement is $10.05 per ordinary share of Future Vision at a valuation of VIWO of $100 million.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Future Vision will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on VIWO shareholders expecting to have a majority of the voting power of the combined company, VIWO comprising the ongoing operations of the combined entity, VIWO comprising a majority of the governing body of the combined company, and VIWO’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of VIWO issuing share for the net assets of Future Vision, accompanied by a recapitalization. The net assets of Future Vision will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of VIWO.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of New VIWO. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of New VIWO.

The unaudited pro forma condensed combined information contained herein assumes that Future Vision’s shareholders approve the Business Combination proposal and other proposals. Future Vision’s public shareholders may elect to redeem their public shares for cash even if they vote against the Business Combination. Future Vision cannot predict how many of its public shareholders will exercise their right to have their shares redeemed for cash; however, we are assuming maximum redemption of 5,750,000 public shares subject to redemption in the preparation of the pro forma condensed combined financial statements.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. VIWO and Future Vision have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Merger Sub. Accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Future Vision’s ordinary shares:

●	Scenario 1 — Assuming no other Future Vision’s shareholders exercise their redemption rights, all Future Vision’s shares previously subject to redemption for cash amounting to approximately $53 million would be transferred to shareholders’ equity; and

●	Scenario 2 — Assuming the maximum number of Future Vision’s public shares of 5,750,000 shares subject to redemption are redeemed for cash by Future Vision’s shareholders, cash required at approximately $58 million would be paid out in cash at the closing of the Business Combination.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are approximately 9,950,250 ordinary shares to be issued to the VIWO’s shareholders, such amount calculated using estimated consideration of $100 million paid to the VIWO’s shareholders.

Upon the completion of the Business Combination, assuming, among other things, that no Future Vision’s public shareholder exercises redemption rights (assuming automatic conversion of rights into ordinary shares), Future Vision’s public shareholders, the Sponsor, and VIWO’s shareholders will own approximately 34.89%, 9.74% and 54.89% of the outstanding shares of New VIWO, respectively.

If 5,750,000 ordinary shares of Future Vision subject to redemption are ultimately fully redeemed, Future Vision’s public shareholders, the Sponsor and VIWO’s shareholders are expected to own approximately 4.65%, 14.27%, and 80.39% of New VIWO, respectively, of the ordinary shares following the consummation of the Business Combination assuming that the closing will take place no later than March 13, 2026. As such, Future Vision’s shareholders who do not redeem their ordinary shares of Future Vision will experience immediate and material dilution following the consummation of the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

(In US$, except for share, or otherwise noted)

			Scenario 1			Scenario 2
			Assuming No			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash
	(A) VIWO	(B) Future Vision	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	11,086,579	1,332,505	58,605,697	(1)	68,838,448	58,605,697	(1)	11,050,948
			(75,000)	(2)		(75,000)	(2)
			(36,333)	(3)		(36,333)	(3)
			(575,000)	(9)		(575,000)	(9)
			(1,500,000)	(10)		(1,500,000)	(10)
						(57,787,500)	(5)
Accounts receivable, net	1,382,805	-	-		1,382,805	-		1,382,805
Advance to suppliers	2,713,964	-	-		2,713,964	-		2,713,964
Other current assets	215,954	4,980	-		220,934	-		220,934
Total current assets	15,399,302	1,337,485	56,419,364		73,156,151	(1,368,136)		15,368,651

Non-current assets
Marketable securities held in Trust Account	-	58,605,697	(58,605,697)	(1)	-	(58,605,697)	(1)	-
Property and equipment, net	59,143	-	-		59,143	-		59,143
Deferred tax assets	6,840	-	-		6,840	-		6,840
Operating lease right-of-use assets	45,302	-	-		45,302	-		45,302
Total non-current assets	111,285	58,605,697	(58,605,697)		111,285	(58,605,697)		111,285

TOTAL ASSETS	15,510,587	59,943,182	(2,186,333)		73,267,436	(59,973,833)		15,479,936

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Short-term borrowing	1,391,130	-	-		1,391,130	-		1,391,130
Accounts payable	1,404,988	-	-		1,404,988	-		1,404,988
Contract liabilities	202,288	-	-		202,288	-		202,288
Other payables and accrued liabilities	86,614	75,000	(75,000)	(2)	86,614	(75,000)	(2)	86,614
Amounts due to related parties, current	25,317	36,333	(36,333)	(3)	25,317	(36,333)	(3)	25,317
Lease liabilities, current	31,112	-	-		31,112	-		31,112
Taxes payable	740,834	-	-		740,834	-		740,834
Total current liabilities	3,882,283	111,333	(111,333)		3,882,283	(111,333)		3,882,283

Non-current liabilities
Amounts due to related parties, non-current	7,499,883	-	-		7,499,883	-		7,499,883
Total non-current liabilities	7,499,883	-	-		7,499,883	-		7,499,883

TOTAL LIABILITIES	11,382,166	111,333	(111,333)		11,382,166	(111,333)		11,382,166

COMMITMENTS AND CONTINGENCIES
Ordinary shares subject to redemption	-	52,137,642	(52,137,642)	(4)	-	(52,137,642)	(5)	-

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value,	4,984	179	575	(4)	1,813	-		1,238
			60	(6)		60	(6)
			3	(7)		3	(7)
			(3,988)	(8)		(3,988)	(8)
Additional paid-in capital	-	7,694,028	50,987,067	(4)	59,260,020	(6,799,858)	(5)	1,473,095
			(60)	(6)		(60)	(6)
			(3)	(7)		(3)	(7)
			3,988	(8)		3,988	(8)
			575,000	(9)		575,000	(9)
Retained earnings	3,742,572	-	(1,500,000)	(10)	2,242,572	(1,500,000)	(10)	2,242,572
Statutory reserves	353,144	-	-		353,144	-		353,144
Accumulated other comprehensive loss	27,721	-	-		27,721	-		27,721
Total shareholders’ equity	4,128,421	7,694,207	50,062,642		61,885,270	(7,724,858)		4,097,770

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,510,587	59,943,182	(2,186,333)		73,267,436	(59,973,833)		15,479,936

Shares outstanding as of December 31, 2024	100,000,000	7,544,000			18,127,900			12,377,900
Book value per share or Pro Forma book value per share as of December 31, 2024 (include temporary equity associated with the redeemable public shares)	0.04	7.93			3.41			0.33

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

●	(A) Derived from the unaudited condensed balance sheet of VIWO as of December 31, 2024.

●	(B) Derived from the audited balance sheet of Future Vision as of December 31, 2024.

(1) Reflects the release of cash from marketable securities held in the trust account.

(2) Reflects the payment of Future Vision’s accrued liabilities.

(3) Reflects the payment of Future Vision’s due to related parties.

(4) In Scenario 1, which assumes no Future Vision’s shareholders exercise their redemption rights, reclassification of Future Vision’s ordinary shares subject to possible redemption to ordinary shares and additional paid-in capital.

(5) In Scenario 2, which assumes the maximum number of shares are redeemed for cash by the Future Vision’s shareholders, $58 million would be paid out in cash. The $58 million, or 5,750,000 ordinary shares, represents all public shares issued and outstanding, after giving effect to payments to redeeming shareholders based on a consummation of the Business Combination on December 31, 2024.

(6). Reflects upon consummation of the Business Combination, conversion of the outstanding Future Vision’s Public Rights and Private Rights into an aggregate of 604,900 Ordinary Shares.

(7) Reflects the issuance of 28,750 representative shares as the deferred underwriting commission at the consummation of a Business Combination.

(8) Reflects the recapitalization of Future Vision (a) the contribution of all the share capital in VIWO to Future Vision, and (b) the issuance of 9,950,250 ordinary shares to VIWO’s shareholders

(9) Reflects the payment of deferred underwriting fees

(10) Reflects the payment of transaction expenses of $1.5 million upon consummation of the Business Combination

*	In the maximum redemption scenario, net tangible assets of Future Vision will be less than $5,000,001, Future Vision’s failure to maintain compliance with the net tangible assets requirement will result in termination of the Merger.

When the redemption ratio exceeds 98.4% (assuming no other influencing factors), it would result in the net tangible assets of the post-merger company dropping below $5,000,001. To mitigate the impact of potential high redemption rates and ensure the continuity of the business combination, VIWO has engaged with prospective investors who have committed to purchase between $5 million and $10 million of issued shares upon completion of the business combination. For more information on risks, please refer to “Risk Factors - Future Vision will be unable to close the Business Combination if the redemptions of public shares result in its net tangible assets being less than $5,000,001 unless it is able to obtain sufficient equity financing.”

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In US$, except for share, or otherwise noted)

			Scenario 1			Scenario 2
			Assuming No			Assuming Maximum
			Redemptions into Cash			Redemptions into Cash
	(A) VIWO	(B) Future Vision	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
OPERATING REVENUES
Services	47,556,411	-	-		47,556,411	-		47,556,411
Total operating revenues	47,556,411	-	-		47,556,411	-		47,556,411

COST OF REVENUES	(33,233,960)	-	-		(33,233,960)	-		(33,233,960)

GROSS PROFIT	14,322,451	-	-		14,322,451	-		14,322,451

OPERATING EXPENSES
Selling expenses	(280,653)	-	-		(280,653)	-		(280,653)
General and administrative expenses	(1,213,718)	(190,611)	(1,500,000)	(10)	(2,904,329)	(1,500,000)	(10)	(2,904,329)
Research and development expenses	(8,751,092)	-	-		(8,751,092)	-		(8,751,092)
Total operating expenses	(10,245,463)	(190,611)	(1,500,000)		(11,936,074)	(1,500,000)		(11,936,074)

INCOME FROM OPERATIONS	4,076,988	(190,611)	(1,500,000)		2,386,377	(1,500,000)		2,386,377

OTHER INCOME (EXPENSES)
Finance income	155,033	-	-		155,033	-		155,033
Finance expenses	(68,622)	-	-		(68,622)	-		(68,622)
Other income, net	(7,410)	830,954	-		823,544	-		823,544
Total other income, net	79,001	830,954	-		909,955	-		909,955

INCOME FROM CONTINUING OPERATINGS BEFORE INCOME TAXES	4,155,989	640,343	(1,500,000)		3,296,332	(1,500,000)		3,296,332

PROVISION FOR INCOME TAXES
Current	(695,250)	-	-		(695,250)	-		(695,250)
Deferred	(10,667)	-	-		(10,667)	-		(10,667)
Total provision for income tax	(705,917)	-	-		(705,917)	-		(705,917)

NET INCOME	3,450,072	640,343	(1,500,000)		2,590,415	(1,500,000)		2,590,415

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	27,033	-	-		27,033	-		27,033

TOTAL COMPREHENSIVE INCOME	3,477,105	640,343	(1,500,000)		2,617,448	(1,500,000)		2,617,448

EARNINGS PER SHARE
Basic and diluted per redeemable ordinary shares	-	0.50			0.27			-
Basic and diluted per non-redeemable ordinary shares	0.03	(0.21)			0.08			(0.25)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and Diluted, redeemable ordinary shares	-	1,865,327		(11)	5,750,000		(11)	-
Basic and Diluted, non-redeemable ordinary shares	100,000,000	1,426,476		(11)	12,377,900		(11)	12,377,900

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statement of Income

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

●	A. Derived from VIWO’s audited consolidated statement of operations for the year ended September 30, 2024, combining the unaudited condensed statements of operations for the three months ended December 31, 2024, and excluding the unaudited condensed statements of operations for the three months ended December 31, 2023.

●	B. Derived from Future Vision’s audited statement of operations for the period from January 30, 2024 (inception) through December 31, 2024.

(10) Reflects the payment of transaction expenses of $1.5 million upon consummation of the Business Combination

(11) The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period. The calculation of weighted average shares outstanding for the year ended December 31, 2024, assuming no redemption into cash and maximum redemption into cash, is set forth in below table:

The pro forma shares of the New VIWO’s ordinary shares issued and outstanding immediately after the Merger under the two redemption scenarios are as below:

	Assuming No Redemptions into Cash	Assuming Maximum Redemptions into Cash
Future Vision’s public shares	5,750,000	-
Future Vision’s shares converted from public rights	575,000	575,000
Future Vision’s representative shares	86,250	86,250
Future Vision’s Sponsor shares, including the conversion of all private rights	1,766,400	1,766,400
Future Vision’s shares issued in the Business Combination	9,950,250	9,950,250
New VIWO’s Weighted average shares outstanding of ordinary shares	18,127,900	12,377,900

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below, and together, “holders”) of (i) the exercise of redemption rights by U.S. Holders (as defined below) of Future Vision Ordinary Shares, and (ii) the ownership and disposition of New VIWO Ordinary Shares after the Business Combination.

This section applies only to holders that hold Future Vision securities, or as applicable, VIWO securities and, after the completion of the Business Combination, New VIWO securities, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares, or following the Business Combination, will own five percent or more of the shares of New VIWO, by vote or value;

●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or

●	passive foreign investment companies.

With respect to the consequences of ownership and disposition of New VIWO Ordinary Shares, this discussion is limited to U.S. Holders that will acquire such New VIWO Shares by virtue of the Business Combination.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. The foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or Non-U.S. taxation.

We have not and do not intend to seek any rulings from the Internal Revenue Service (“IRS”) regarding the Business Combination or any other related matters. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Future Vision securities or VIWO securities, as applicable, and after the Business Combination, New VIWO securities received in the Business Combination, who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Future Vision securities or VIWO securities, and, after the Business Combination, New VIWO securities received in the Business Combination, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Future Vision securities or VIWO securities, the U.S. federal income tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the transactions described herein.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION, OWNERSHIP AND DISPOSITION OF NEW VIWO SECURITIES AND THE EXERCISE OF REDEMPTION RIGHTS. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF FUTURE VISION SECURITIES, VIWO SECURITIES OR NEW VIWO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF FUTURE VISION SECURITIES OR VIWO SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF NEW VIWO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Taxation of U.S. Holders

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder of Future Vision Ordinary Shares elects to exercise its redemption rights pursuant to the redemption provisions described in this proxy statement/prospectus, the treatment of the redemption for U.S. federal income tax purposes will generally depend on whether the redemption qualifies as a sale under Section 302 of the Code or as a distribution, the consequences of which will be impacted by the PFIC rules, as discussed below.

Subject to such PFIC rules, the U.S. federal income tax consequences to a U.S. Holder of Future Vision Ordinary Shares that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Future Vision Ordinary Shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code.

The redemption of Future Vision Ordinary Shares will generally qualify as a sale of such shares redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only Future Vision Ordinary Shares actually owned by such U.S. Holder, but also Future Vision Ordinary Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to Future Vision Ordinary Shares owned directly, Future Vision Ordinary Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Future Vision Ordinary Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include Future Vision Ordinary Shares which could be acquired pursuant to the rights.

The redemption of Future Vision Ordinary Shares will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of our outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of our outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the Future Vision Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Future Vision Ordinary Shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the Future Vision Ordinary Shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any Future Vision securities owned by certain family members and such U.S. Holder does not constructively own any other shares of us. The redemption of Future Vision Ordinary Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

Redemption Treated as a Sale of Future Vision Ordinary Shares Under Section 302 of the Code

If any of the above tests is satisfied, the redemption will generally be treated as sale of a U.S. Holder’s Future Vision Ordinary Shares. Subject to the PFIC rules discussed below, a U.S. Holder treated as selling Future Vision Ordinary Shares will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale and (ii) the U.S. Holder’s adjusted tax basis in the shares disposed of.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a preferential rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the relevant securities exceeds one year. However, it is unclear whether the redemption rights with respect to the Future Vision Ordinary Shares may prevent the holding period for such shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.

Redemption Treated as a Distribution Under Section 301 of the Code

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to Future Vision Ordinary Shares. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Future Vision’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other Future Vision securities (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed Future Vision Ordinary Shares will be added to the adjusted tax basis in such holder’s remaining Future Vision securities. If there are no remaining Future Vision securities, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. If Future Vision is, or was in its preceding taxable year, a PFIC (as discussed below under “PFIC Considerations”), dividends received by certain non-corporate U.S. Holders (including individuals) generally would not constitute “qualified dividend income” and thus would not be eligible to be taxed at the applicable preferential capital gains rate.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR FUTURE VISION ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE APPLICATION OF THE PFIC RULES.

Material U.S. Federal Income Tax Effects of the Business Combination

Holders of Future Vision Ordinary Shares (whether or not U.S. Holders, and, in each case, as described below, whether or not Future Vision or New VIWO are treated as a PFIC for U.S. federal income tax purposes or the Business Combination qualifies as a Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Business Combination. Further, none of Future Vision, New VIWO, nor VIWO should recognize gain or loss as a result of the Business Combination and the U.S. Holders and Non-U.S. Holders of Future Vision Ordinary Shares or VIWO ordinary shares should not recognize gain or loss for U.S. federal income tax purposes in the Business Combination, as discussed below. However, due to the absence of direct guidance, this result is not entirely clear, and no assurance can be given that the Business Combination will so qualify.

The Business Combination should qualify as a “reorganization” within the meaning of Section 368 of the Code, and the parties to the Business Combination Agreement have agreed to report the Business Combination in a manner consistent with such tax treatment to the extent permitted under applicable law. There are many requirements that must be satisfied in order for the Business Combination to qualify as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and others which are fundamental to corporate reorganizations. No ruling has been requested, nor is one intended to be requested, from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such U.S. Holder.

As the Business Combination should be treated as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code, none of Future Vision, New VIWO, nor VIWO should recognize gain or loss as a result of the Business Combination and the U.S. Holders and Non-U.S. Holders of Future Vision Ordinary Shares or VIWO ordinary shares should not recognize gain or loss for U.S. federal income tax purposes in the Business Combination. Due to the legal and factual uncertainties described above, it is unclear whether the Business Combination will qualify as a reorganization. If the Business Combination does not qualify as a reorganization within the meaning of Section 368 of the Code and does not otherwise qualify for tax-free treatment under Section 351 of the Code, it will be treated as a taxable stock sale. If the Business Combination does not qualify as a “reorganization” within the meaning of Section 368 of the Code, holders of VIWO shares may recognize gain or loss for U.S. federal income tax purposes.

Material U.S. Federal Income Tax Effects of Ownership and Disposition of New VIWO Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New VIWO Ordinary Shares.

Taxation of Distributions with respect to New VIWO Ordinary Shares

Subject to the PFIC rules described below under “Passive Foreign Investment Company Rules,” the U.S. federal income tax consequences to a U.S. Holder of New VIWO Ordinary Shares who receives any distribution paid on the New VIWO Ordinary Shares generally will correspond to the U.S. federal income tax consequences to a U.S. Holder of Future Vision Ordinary Shares who is treated as receiving a distribution from paid on the Future Vision Ordinary Shares, if such U.S. Holder’s redemption of ordinary shares does not qualify as a sale of ordinary shares, as discussed above in “—U.S. Federal Income Tax Consequences to U.S. Holders of Future Vision Securities of Exercising Redemption Rights—Redemption Treated as a Distribution Under Section 301 of the Code.”

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New VIWO Ordinary Shares

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Rules,” the U.S. federal income tax consequences to a U.S. Holder of New VIWO Ordinary Shares on the sale or other taxable disposition of the New VIWO Ordinary Shares will generally correspond to the U.S. federal income tax consequences to a U.S. Holder of Future Vision Ordinary Shares redeeming their Future Vision Ordinary Shares, if their redemption of Future Vision Ordinary Shares qualifies as a sale of Future Vision Ordinary Shares, as discussed above in “—U.S. Federal Income Tax Consequences to U.S. Holders of Future Vision Securities of Exercising Redemption Rights—Redemption Treated as a Sale of Future Vision Ordinary Shares Under Section 302 of the Code.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders could be materially different from that described above if Future Vision or New VIWO is or was treated as a PFIC for U.S. federal income tax purposes.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash and cash equivalents are generally passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Pursuant to the start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC, (2) it is established to the satisfaction of the IRS that the corporation will not be a PFIC for either of the first two taxable years following the start-up year, and (3) the corporation is not in fact a PFIC for either of those years (the “start-up exception”). PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of New VIWO’s income and assets and the value of its assets from time to time and, for the taxable year in which the Business Combination occurs, the composition of the income and assets, and the value of the assets, of Future Vision, its predecessor for this purpose. The value of New VIWO’s assets includes the value of its goodwill and other intangible assets not shown on its financial statements, which may be determined, in large part, by reference to the market price of the New VIWO Ordinary Shares from time to time, which is subject to change and may be volatile. Accordingly, there is a risk that New VIWO may be a PFIC for its current or any future taxable year.

If Future Vision is or was a PFIC for any taxable year during the holding period of a U.S. Holder in its Future Vision Ordinary Shares, then, New VIWO will also be treated as a PFIC as to such U.S. Holder with respect to New VIWO Shares received in exchange for Future Vision Ordinary Shares pursuant to the Business Combination, even if New VIWO does not meet the test for PFIC status in its own right, unless the U.S. Holder made an applicable PFIC election (or elections). In addition, if this rule were to apply, such U.S. Holder would be treated for purposes of the PFIC rules as if such U.S. Holder held such New VIWO Shares (treated as shares of a PFIC as to such holder) for a period that includes such holder’s holding period for the Future Vision Ordinary Shares exchanged therefor.

If New VIWO is a PFIC or is treated as a PFIC with respect to a U.S. Holder, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its New VIWO Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder to the extent greater than 125% of the average annual distributions received by such U.S. Holder in respect of the New VIWO Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the New VIWO Shares).

Under these rules (the “interest charge rules”):

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the New VIWO Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of New VIWO’s first taxable year in which New VIWO is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each taxable year described in the preceding bullet of the U.S. Holder.

PFIC Elections

In general, if New VIWO is a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences under the interest charge rules described above in respect of New VIWO Ordinary Shares (a) by making or having made a qualified electing fund (“QEF”) election or a mark-to-market election for the first taxable year for which New VIWO (or Future Vision) is or was a PFIC and in which such U.S. Holder held (or was deemed to hold) such New VIWO (or Future Vision) Shares and maintain such election or (b) by making and maintaining a QEF election along with an applicable purging election (collectively, the “PFIC Elections”).

QEF and Purging Elections

As a result of making and maintaining a timely and valid QEF election (if eligible to do so), a U.S. Holder of New VIWO Ordinary Shares must include in income such U.S. Holder’s pro rata share of New VIWO’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. A subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF election has been made will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules.

In the absence of a purging election, a U.S. Holder would be treated for purposes of the interest charge rules as if the U.S. Holder held such New VIWO Shares for a period that includes a period when the QEF election was not in effect, including such U.S. Holder’s holding period for the Future Vision securities exchanged therefor, respectively. U.S. Holders are urged to consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis, and once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement from Future Vision or New VIWO, as the case may be, to a timely filed U.S. federal income tax return for the tax year to which the election relates. In the event that New VIWO determines after the completion of the Business Combination that New VIWO is a PFIC for U.S. federal income tax purposes for any taxable year, New VIWO will, upon request of a holder of New VIWO Ordinary Shares, make reasonable best efforts to provide a PFIC Annual Information Statement to such holder. Retroactive QEF elections generally may be made only by filing a protective statement with such federal income tax return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Mark-to-Market Election

As an alternative to a QEF election, if a U.S. Holder owns shares in a company that is a PFIC and the shares are “regularly traded” on a “qualified exchange,” such U.S. Holder could make a mark-to-market election that would result in tax treatment different from that under the interest charge rules described above. The Future Vision Ordinary Shares and New VIWO Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Future Vision Ordinary Shares or New VIWO Ordinary Shares, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Future Vision Shares are listed and the New VIWO Ordinary Shares are expected to be listed, is a qualified exchange for this purpose.

Such electing U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its New VIWO Shares at the end of such year over its adjusted basis in its New VIWO Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its New VIWO Ordinary Shares over the fair market value of its New VIWO Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). The U.S. Holder’s basis in its New VIWO Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other taxable disposition of its New VIWO Ordinary Shares will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount previously included in income as a result of the mark-to-market election, with any excess treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on New VIWO Ordinary Shares will be treated as discussed under “U.S. Federal Income Tax Consequences of Ownership and Disposition of New VIWO Ordinary Shares— Taxation of Distributions with respect to New VIWO Ordinary Shares” above.

If made, a mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years in which New VIWO is a PFIC, unless the New VIWO Ordinary Shares cease to qualify as “regularly traded” on a “qualified exchange” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to New VIWO Ordinary Shares under their particular circumstances (including the possible recognition of income or gain under the PFIC interest charge rules in the case that the mark-to-market election is not made for the first taxable year in which the U.S. Holders own (or are treated as owning) the New VIWO Ordinary Shares).

Other PFIC Rules

If New VIWO is a PFIC and, at any time, has a non-U.S. subsidiary that is a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge under the interest charge rules described above if New VIWO receives an excess distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of that distribution or disposition. A mark-to-market election cannot be made with respect to a lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, THE APPLICATION OF THE PFIC RULES TO WARRANTS, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

U.S. Federal Income Taxation of Non-U.S. Holders

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received with respect to New VIWO Ordinary Shares if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or other Disposition of New VIWO Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of New VIWO Ordinary Shares provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of New VIWO Ordinary Shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of New VIWO Ordinary Shares if they are present in the United States for 183 days or more during the taxable year of the disposition and meet certain other requirements.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to New VIWO Shares and proceeds from the sale, exchange or redemption of Future Vision Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 24 percent) will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally on an IRS Form W-9 provided to the relevant paying agent) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status if required to do so. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

In addition, certain U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to New VIWO Shares or the non-U.S. financial accounts through which they are held, subject to certain exceptions (including an exception for New VIWO Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold New VIWO Shares. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

INFORMATION ABOUT FUTURE VISION

Unless the context otherwise requires, all references in this section to “Future Vision,” the “Company,” “we,” “us,” or “our” refers to Future Vision II Acquisition Corporation prior to the consummation of the Business Combination.

We are a blank check company incorporated on January 30, 2024, as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

IPO and Unregistered Sales of Equity Securities

On February 27, 2024, we issued our Sponsor, HWei Super Speed Co., Ltd, 1,437,500 founder shares for an aggregate purchase price of $25,000, or approximately $0.017 per share.

On September 13, 2024, we consummated our IPO of 5,750,000 units (“Units”), including 750,000 units issued to the underwriter upon full exercise of their over-allotment option. Each Unit consists of one ordinary share of the Company, par value $0.0001 per share (the “Ordinary Shares”) and one right entitling the holder thereof to receive one-tenth (1/10) of one ordinary share of upon consummation of the Company’s initial business combination (the “Rights”).

Also, on September 13, 2024, we closed a private placement of an aggregate of 299,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit, generating gross proceeds of $2,990,000 (the “Private Placement”). The Placement Units are identical to the Units sold in the Offering, except as described in the Company’s registration statement on Form S-1 (File No. 333- 280356) (the “Registration Statement”), including in part that our Sponsor agreed not to transfer, assign or sell any of the Placement Units or underlying securities (except in limited circumstances, as described in the Registration Statement) until 30 days following the completion of the Company’s initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Placement Units. The Placement Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

Fair Market Value of Target Business

The target business or businesses that Future Vision acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination. As described elsewhere in this proxy statement/prospectus, Future Vision’s board of directors determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

Pursuant to the currently effective Amended and Restated Memorandum and Articles of Association, Future Vision is seeking shareholder approval of the Business Combination at a meeting called for such purpose at which public shareholders may seek to redeem their Ordinary Shares, regardless of whether they vote for or against the proposed Business Combination or are holders of record on the record date established for such vote. Accordingly, in connection with the Business Combination, public shareholders may seek to redeem their Ordinary Shares in accordance with the procedures set forth in this proxy statement/prospectus.

SPAC Sponsor and their Affiliates

Future Vision’s Sponsor is HWei Super Speed Co., Ltd, a limited liability company incorporated in the British Virgin Islands for the sole purpose of consummating a SPAC IPO. Future Vision’s Officers and Board of Directors are nominal shareholders of the Sponsor, but Ms. Danhua Xu and Caihong Chen hold voting securities of the Sponsor.

HWei Super Speed Co., Ltd was responsible for organizing, directing and managing the business and affairs of Future Vision from its incorporation until consummation of its IPO. Future Vision’s activities included identifying and negotiating terms with the representative of the underwriters in Future Vision IPO and other third-party service providers such as Future Vision’s auditors and legal counsel. Future Vision’s Sponsor has had no operations outside of the responsibilities described above that it had and fulfilled to Future Vision.

Sponsor Compensation

Pursuant to the SEC’s rules governing SPACs, securities of Future Vision and promissory notes from Future Vision issued to any entity and/or person primarily responsible for organizing, directing or managing the business and affairs of the SPAC, such as the Sponsor, excluding its officers and directors who are not affiliates of any such entity, may be considered “compensation” awarded to or earned by the Sponsor.

Securities Issuance:

A.	Founder shares: On February 27, 2024, our Sponsor purchased 1,437,500 founder shares for an aggregate purchase price of $25,000, or approximately $0.017 per share, which is significantly below the price at which our public shareholders purchased our public units. As a result, with respect to these founder shares, our Sponsor can earn a positive rate of return on its investment even if other Future Vision shareholders experience a negative rate of return, although the founder shares are identical to the ordinary shares underlying the public units purchased by our public shareholders (with the exception of redemption rights). As such, the founder shares should be characterized as compensation to the Sponsor.

B.	Private Placement Units: Simultaneously with the closing of the IPO, Sponsor purchased 299,000 private units of Future Vision at a price of $10.00 per placement unit. This is typically noted as an extension of the risk capital by the Sponsor, because while the private units are virtually identical with what our public shareholders purchased at the Future Vision IPO, the private units are not eligible for Future Vision redemption in the event we do not complete a business combination. As such, this incentivizes the Sponsor to close a business combination with even a less desirable target.

Promissory Notes:

A.	Working Capital Loans: Future Vision’s Sponsor has extended working capital loans in the aggregate principal amount of $[●]to Future Vision. Such working capital loans evidenced by a promissory note and will either be paid upon consummation of the Business Combination, without interest, or, at holder’s discretion, converted into additional private units at a price of $10.00 per unit. These private units would be identical to the Private Units held by the Sponsor.

B.	On February 22, 2024, Future Vision issued an unsecured promissory note to the Sponsor, pursuant to which Future Vision was eligible to borrow up to an aggregate principal amount of $500,000, without interests, to be used for a portion of the expenses of the IPO (Sep 13, 2024). As of the date of the IPO, Future Vision borrowed $375,000 which was paid back.

Restrictions on the sale by Sponsor of Future Vision and New VIWO securities

The Sponsor has agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) twelve (12) months after the completion of our initial business combination and (B) subsequent to our initial business combination, if the reported last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or if we complete a transaction after our initial business combination which results in all of our shareholders having the right to exchange their shares for cash, securities or other property after our initial business combination.

The Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of this offering (subject to six one-month extensions after the closing of the offering) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within 18 months from the closing of this offering (subject to six one-month extensions after the closing of the offering), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame and (iv) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

Redemption of Ordinary Shares

Pursuant to Future Vision’s current Amended and Restated Memorandum and Articles of Association, regardless of how you vote, or whether you vote at all, on the Business Combination Proposal, we are providing our public shareholders (other than the Sponsor, Officers or Director) with the opportunity to redeem, upon the closing of the Business Combination (the “Closing”), Ordinary Shares of Future Vision then held by them (sometimes referred to as the “public shares”) for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two (2) business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) earned on the trust account and not previously released by us to pay our taxes, divided by the number of then issued public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the cash portion of the deferred underwriting commission that we will pay to Kingswood Capital Partners LLC., or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in our trust account of $[●] as of [●], 2025, the estimated per share redemption price would have been approximately $[●], net of taxes payable.

You will be entitled to receive cash for any Ordinary Shares to be redeemed only if you:

●	hold (i) Ordinary Shares, or (ii) our public units issued in the IPO, and you elect to separate your public units into the underlying Ordinary Shares and rights prior to exercising your redemption rights with respect to the public shares; and

●	prior to 5:00 p.m., Eastern time, on [●], 2025, (a) submit a written request to the Transfer Agent, Transhare Corporation, that the Company redeem your Ordinary Shares for cash and (b) deliver your Ordinary Shares to the Transfer Agent, physically (by delivery of a duly executed instrument of transfer in favor of the Company, accompanied by the relevant share certificate for such Future Vision Shares) or electronically through the DTC DWAC (Deposit/Withdrawal at Custodian) System.

Any demand for redemption, once made, may be withdrawn at any time until two (2) days prior to the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

No public shareholder, acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Ordinary Shares may exercise this redemption right with respect to more than 15 per cent of the Ordinary Shares in the aggregate without the prior consent of the Future Vision. Every Ordinary Share that is redeemed by our public shareholders will reduce the amount in our trust account, which held marketable securities with a fair value of $[●] as of [●], 2025. Unless otherwise specified, the information in the accompanying proxy statement assumes that none of our public shareholders exercise their redemption rights with respect to public shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FUTURE VISION

Unless the context otherwise requires, all references in this section to “Future Vision,” the “Company,” “we,” “us,” or “our” refers to Future Vision II Acquisition Corporation prior to the consummation of the Business Combination.

The following discussion should be read in conjunction with our financial statements and footnotes thereto for the period from January 30, 2024 (Inception) through December 31, 2024, which are included elsewhere in this proxy statement.

Overview

We are a blank check company incorporated in the Cayman Islands on January 30, 2024 which formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our business combination using cash derived from the proceeds of the initial public offering and the sale of the Private Units, our shares, debt or a combination of cash, shares and debt.

We expect to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for our IPO. Following our IPO, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after our IPO. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

For the period from January 30, 2024 (inception) through December 31, 2024, we had a net income of $640,343, which consists of income earned on marketable securities held in trust account of $818,197, interest income earned on bank account of $12,757 and operating expenses of $190,611.

Liquidity and Capital Resources

For the period from January 30, 2024 (inception) through December 31, 2024, cash used in operating activities was $146,501. As of December 31, 2024, we had cash of $1,332,505 available for working capital needs. All marketable securities are held in the Trust Account and is generally unavailable for our use, prior to an initial business combination, and is restricted for use either in a business combination or to redeem the ordinary shares. As of December 31, 2024, none of the amount on marketable securities in the Trust Account was available to be withdrawn as described above.

We intend to use substantially all of the net proceeds of the IPO, including the marketable securities held in the Trust Account, to acquire a target business or businesses and to pay our expenses relating thereto, including deferred underwriting commissions of $575,000 payable to Kingswood Capital Partners, LLC in cash, the representative of the underwriters of the IPO. To the extent that our share capital is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

Over the next 12 months (assuming a business combination is not consummated prior thereto), we will be using the funds held outside of the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the Trust Account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

As of December 31, 2024, we had cash of $1,332,505 and a working capital of $1,226,152. We have incurred and expect to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a business combination. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern. Our management’s plan in addressing this uncertainty is funds loaned from our Sponsor, officers, directors or their affiliates. In addition, if we are unable to complete a business combination by March 31, 2026 (or up to September 30, 2026 if extended) (“Combination Period”), our board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of us. There is no assurance that our plans to consummate a business combination will be successful within the Combination Period. As a result, management has determined that such additional conditions also raise substantial doubt about our ability to continue as a going concern. Our financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

As of December 31, 2024, we have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of December 31, 2024, we do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

We are obligated to pay the underwriters a deferred underwriting commission equal to 1.0% of the gross proceeds of the IPO, or $575,000, will be paid to the underwriters in cash from the funds held in the Trust Account, and 28,750 representative shares will be issued at the consummation of a Business Combination.

The founder shares, the Ordinary Shares included in the Private Units, and any Ordinary Shares that may be issued upon conversion of working capital loans (and any underlying securities) will be entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. The holders of these securities are entitled to make up to two demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Policies and Estimates

In preparing these financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ from these estimates. We have identified the following critical accounting policies and estimates:

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. The carrying amounts reported in the balance sheet for cash and cash equivalents, marketable securities held in trust account, accounts payable and accrued expenses and due to related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest.

Ordinary Shares Subject to Possible Redemption

All of the 5,750,000 Ordinary Shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

The Company accounted for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) were classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) were classified as temporary equity. At all other times, ordinary shares were classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classified the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company.

Given that the 5,750,000 ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital over an expected 18-month period, which is the initial period that the Company has to complete a Business Combination.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. Our management does not believe the adoption of ASU 2023-09 will have a material impact on our financial statements and disclosures.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our financial statements

INFORMATION ABOUT VIWO

The information in this section describes the current and proposed business and operations of VIWO. Unless the context otherwise requires, all references in this section to “VIWO,” “we,” “us,” or “our” refer to the current and proposed business and operations of VIWO.

Overview

We are an innovative enterprise focusing on Business intelligence digital technology and are committed to the in-depth integration and application of cutting-edge technologies such as Business Intelligence, big data, and cloud computing. Our core business includes providing Martech (marketing technology) services and Software development services. We are committed to leading by innovation, helping customers in various industries achieve digital transformation and upgrade, and jointly create future value. Continuous technological innovation capabilities are the basis for us to lead the industrialization of Business intelligence digital technology. Our vision is to use Business intelligence digital technology to drive business growth and empower corporate value.

Martech services: We are committed to integrating Business intelligence digital technology into the field of streaming media marketing and providing customers with comprehensive and Business intelligence marketing technology services. We have built an efficient Business intelligence algorithm model to provide customers with Business intelligence and digital services covering the entire process of content generation, automated marketing and data management. This service can adapt to various business marketing scenarios, helping companies accurately understand customer needs, accurately target audiences, and optimize marketing strategies. Our unique Martech service focuses on precise user positioning and personalized advertising to create excellent market competitive advantages for customers.

Martech is the abbreviation of Business Intelligence in Marketing Technology. It is a comprehensive approach that is data-driven and applies business intelligence to the marketing field. By collecting and integrating marketing data and using data analysis techniques, it serves and applies to scenarios such as precise Internet marketing services, campaign optimization, and gaining insights into market trends. Commonly used tools include marketing automation platforms, data analysis, and customer relationship management (CRM) systems, etc. Moreover, it is developing towards trends such as the upgrading of business intelligence, the integration of channels, and an emphasis on data privacy and compliance, providing powerful support for enterprises to enhance their marketing effectiveness and competitiveness.

Software development services: We provide customers with customized software technology development services to meet the diverse needs of customers. Based on the individual needs of customers, we provide customers with Business intelligence software development services, such as graphics service systems, etc., to help them improve operational efficiency and user experience.

With its cutting-edge technology and dedicated services, the company has become an industry-leading customer service solutions company, focusing on the research and development and promotion of Business intelligence digital technology services, and using Business intelligence digital technology to promote industrial digitalization and Business intelligence transformation and upgrading.

We have a wide and diverse customer base, including large and medium-sized enterprise customers such as well-known short video platforms, audio sharing platforms, the world’s leading cross-platform online new media companies, and well-known listed companies in the advertising industry.

We have always insisted on continuous innovation and breakthroughs in the field of technology, and actively promoted service optimization and upgrading to help customers improve their competitiveness and sustainable development potential. We take it as our mission to provide efficient and Business intelligence service experience, comply with the comprehensive digital development trend, use technology to empower customers’ core drivers, and help customers achieve digital and Business intelligence transformation.

Corporate Structure

The following diagram sets forth the structure of the Company as of the date of this proxy statement:

On April 15, 2021, VIYI Technology Limited (“VIYI HK”) established VIWO Technology Limited (“VIWO Tech”) in Hong Kong, holding 55% of the shares. VIYI Technology Limited is a wholly-owned subsidiary of MicroAlgo Inc., a Cayman Islands exempted company listed on NASDAQ (MLGO).

On July 19, 2021, VIWO Tech established a wholly-owned subsidiary, Shenzhen Viwotong Technology Co. Ltd (SZ Viwotong), in China.

On November 1, 2021, SZ Viwotong acquired 100% equity of Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese southern region cities, being major cities in the Guangdong province and surrounding provinces.

On January 1, 2023, SZ Viwotong acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“BJ Younike”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese northern region cities, being major cities in the provinces surrounding Beijing.

On June 5, 2023, VIYI HK established a wholly-owned subsidiary CDDI Capital Ltd (“CDDI”) in BVI.

On June 27, 2023, CDDI established VIWO Technology Inc. (“VIWO”) in the Cayman Islands, owning 55% of the shares. VIWO was incorporated under the laws of the Cayman Islands under the name of VIWO AI Technology Inc, on November 3, 2023, the Company changed the name to VIWO Technology Inc. VIWO’s principal executive offices are located at 1002(28), 10th Floor, West Tanzhou Building, 1 Chang ‘an Street, Miyun District, Beijing, China (100000). VIWO’s telephone number at this address is 086-010-53384913. VIWO’s registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

On July 31, 2023, VIYI HK transferred 100% of the equity interests it owns in VIWO Tech to VIWO (representing 55% of the total outstanding shares of VIWO).

On December 20, 2023, VIWO established VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong, and on January 23, 2024, we established a wholly-owned subsidiary, Beijing Viwotong Technology Co. Ltd (“BJ Viwotong”).

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In February, 2024, SZ Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Viwotong, then in November, 2024, BJ Viwotong transferred those equities to BJ Weiyun for the purpose of easy for group management.

As of the date of this proxy statement, we have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.

Permissions Required from the PRC Authorities for New VIWO’s Operations

VIWO currently conducts its business in the People’s Republic of China (PRC) primarily through its subsidiaries, specifically in mainland China and Hong Kong. New VIWO will conduct, its business in mainland China and Hong Kong primarily through its subsidiaries. Its operations in mainland China are governed by laws and regulations of mainland China. Many aspects of VIWO’s business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on VIWO’s or New VIWO’s compliance with regulatory requirements, as applicable. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations. Based on the legal advice of our PRC legal counsel and the PRC laws and regulations currently in effect, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, as of the date of this proxy statement/prospectus, VIWO’s PRC subsidiaries have each obtained their respective PRC Business License. The PRC Business License is a fundamental license that legally authorizes the license holding entity to conduct business activities within the scope defined in the license. It specifies the nature of the business, the industries it can operate in, and serves as the basic proof of the company’s legal existence and operation rights in the mainland Chinese market. As of the date of this proxy statement/prospectus, other than each Business License, PRC subsidiaries of VIWO are not required to obtain any other license or permits issued by relevant governmental agencies or authorities within the course of their business. VIWO’s Hong Kong subsidiaries are each duly incorporated under the laws of Hong Kong and each possess a Business Registration Certificate issued pursuant to the Hong Kong Business Registration Ordinance (Chapter 310) and Business Registration Regulations.

In the People’s Republic of China (PRC), the legal and operational risks for VIWO and VIWO Inc. (New VIWO) are not limited to mainland China but also extend to Hong Kong and Macau. Hong Kong and Macao each have their own legal systems. While they are part of the PRC, their legal framework for business operations differs from that of mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), VIWO does not believe there will be material effects on its Hong Kong Subsidiaries’ operations and financial results resulting from the legal and operational risks relating to the PRC regulations. As such, the legal and operational risks associated with VIWO’s operations in the PRC apply to its operations in Hong Kong only to the extent applicable. However, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. VIWO is also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard. VIWO currently does not have plans to conduct business in Macao.

Even though VIWO is not engaged in artificial intelligence development, as advised by VIWO’s PRC counsel, currently, China (including Hong Kong in the current context) does not impose specific restrictive measures for foreign investment in domestic companies engaged in artificial intelligence development. Such investment activities are not explicitly delineated within existing and relevant regulatory restrictions, such as the negative list of the Ministry of Commerce. However, those engaged in artificial intelligence development in China must strictly abide by Chinese laws and regulations on data security and privacy protection. Notably, cross-border transmission of user data will require mandatory security assessment carried out in accordance with relevant regulations such as the Cybersecurity Law to ensure the legality and security of the data. However, VIWO’s business does not implicate cross-border transmission of user data.

Our Business- Martech services

VIWO offers Martech services, a data-driven approach that utilizes Business intelligence (BI) to enhance our customers’ marketing effectiveness. Martech integrates technology and data analysis to optimize marketing processes across digital channels.

“Business Intelligence (BI)” encompasses the delivery of services leveraging contemporary data warehouse technology, online analytical processing (OLAP), data mining, and data visualization techniques to facilitate in-depth data analysis and enhance commercial value. The essence of Business Intelligence is to integrate, analyze and visualize historical commercial or otherwise useful data to provide customers with data-driven decision-making support. In VIWO’s Martech business, Business Intelligence helps customers analyze the historical performance of different advertising channels, identify platforms with high conversion rates, or determine the key touchpoints in the customer conversion path through algorithmic models. The output of BI usually takes the form of static charts and reports, due to its high dependence on predefined business rules and structured data, its application scenarios are usually limited to specific industries or within enterprises, such as optimizing advertising budget allocation, customer segmentation or supply chain efficiency analysis.

In the Martech service, we obtain traffic tags through third-party data sources, which come from various platforms and channels, such as social media, search engines, e-commerce platforms, etc. We do not execute definite agreements with such platforms and channels, rather we achieve API data calls from traffic integrators. As such, in any given assignment, we would not rely on a single source of data controlled by suppliers. During this process, real-time traffic labels are obtained to provide basis for subsequent delivery strategies. Use the API interface we provide to realize tag transmission and interaction with third-party applications. This link ensures that the system grasps customer data needs and delivery targets in real time, thereby optimizing personalized delivery strategies.

After obtaining the data source of the tag, we process, analyze and integrate the material data of the images/text provided by the customer, identify and filter low-quality traffic, and ensure that marketing content and services accurately reach the target audience. According to the customer’s target needs, we formulate personalized delivery strategies, covering keyword selection, advertising creative integration, targeted advertising delivery and content strategy, etc.

With the help of automated algorithms and Business intelligence analysis, we generate delivery instructions and determine delivery content. This process ensures accurate push and personalized customization of ads, improving user engagement and conversion rates. Then, according to the delivery instructions and content, set the traffic sending time and frequency, optimize the ad exposure time and coverage, and further improve the delivery effect.

Throughout the entire process, we adjust and optimize the delivery strategy in real time based on user feedback and effect evaluation, improve delivery accuracy and conversion rate, and achieve efficient marketing results.

VIWO’s Martech customers are advertising integrators, and the suppliers are traffic integrators. Traffic integrators integrate traffic from third parties. Traffic integrators sign relevant data call agreements with third-party platforms to ensure the legal use and circulation of data. During VIWO’s advertising delivery process, all parties adapt and optimize traffic through API interfaces. These APIs only provide label information of traffic and do not involve sensitive personal privacy content, thereby ensuring data security and compliance. Therefore, once VIWO signs a contract with a traffic integrator, it does not need to sign a relevant contract with the delivery platform or obtain corresponding permissions.

Martech services realize the intelligent construction of the entire marketing link from intelligent placement, independent feedback to intelligent analysis. It is data-driven as its core concept, and uses intelligent technology and data analysis algorithms to connect all aspects of marketing to form a complete intelligent marketing chain.

Martech completes intelligent marketing, using technical means such as intelligent algorithms and big data analysis to help customers automatically perform market analysis, target group positioning, content creation, and advertising; through intelligent data analysis, it helps customers leverage multiple channels Aggregate and obtain the latest and most accurate data, establish comprehensive user portraits and behavioral analysis, and achieve precise insight into user needs and personalized marketing; help customers formulate precise marketing strategies, provide personalized creative production of marketing content, and formulate more Promote activities in a targeted manner to enhance users’ purchasing desire and loyalty. Especially for customers with large audience groups, a wide range of products, wide promotion areas, and different audience preferences, Martech services can optimize the advertising process and achieve accurate matching of advertising materials and advertising audiences. The Martech service applies technologies such as image recognition and intelligent template engine to transfer customers’ advertising materials like pictures and texts to various media advertising platforms through API interfaces.

Achieve multi-channel integrated marketing, through multi-channel integration, integrate marketing activities from different channels, including integrating user tag data, marketing content and marketing strategies, etc., to achieve more comprehensive and consistent marketing effects. Through multi-channel integration, we help customers choose suitable marketing channels based on target audiences and product characteristics to improve marketing effectiveness and coverage; through channel information integration, we can ensure that consistent information and brand image are delivered across different channels, improving brand awareness and users. Experience; helping customers conduct coordinated marketing activities on different channels to achieve better marketing results. Through multi-channel integration, the goal of global Business intelligence marketing can be achieved and marketing effects and user experience improved. At the same time, multi-channel integration also requires comprehensive data analysis and monitoring to continuously optimize marketing strategies and improve overall results.

Our Business-Software development services

Based on our technology accumulation in the fields of Business Intelligence, big data, intelligent algorithms, computer vision and other fields, we provide customers with customized software development services to meet the diverse needs of customers. We are customer-oriented and develop specific software technologies. The main content of our software technology development services covers software requirements analysis, software system design, customized software development, software testing and acceptance, etc. Most of the contracts we sign with customers are fixed prices and do not include customer support or upgrade services after the contract is terminated. Development cycles are relatively short, usually no more than a year.

We customize and develop software based on customer specific needs, which mainly includes four stages: requirements gathering, development, testing and delivery. We use a variety of technologies to improve the efficiency and quality of development, such as code review, code quality analysis, etc. In addition, as a result of recent advancements of AI technology, our development team utilizes platform-based AI tools to increase their efficiency and workflow. Agile methods are also used to manage the project’s progress and resources to ensure the smooth progress of software development.

Requirements collection: Before signing a contract, fully understand customer needs, provide preliminary development plans, conduct demand analysis, and transform original and fuzzy requirements into clear and executable demand specifications. After the solution is approved by the customer, software design, development and testing will be carried out for the customer.

Development: We code and design software based on requirements specifications. This process involves a wide range of technologies, including but not limited to database management, interface design, API design and functional module division. In addition, the development phase also includes unit testing, which can help the team find and fix problems in the code early and improve the quality and stability of the software.

Testing: The main purpose of this link is to ensure that the functionality, performance and security of the software can meet customer needs. Our testing phase includes multiple levels such as unit testing, integration testing, system testing and acceptance testing. Each level of testing has its specific goals and tasks. For example, unit testing mainly focuses on the correctness of the code, while system testing focuses more on the stability and performance of the entire system.

Delivery: When the software passes all tests and is confirmed to meet the requirements, we will officially deliver it to the customer. Including tasks such as release notes, deployment plan development, and deployment implementation. Before the software is officially launched, we ensure that all relevant documentation, guides and training materials are in place.

Demand
Develop
Test
Deliver
Demand research
Technical architecture discussion
Detailed design of business system
Business system development
Unit Testing
Add CI buildfiles and imagebuild files
Submit code to code repository
Test passed, transfer to pre delivery
Code iteration test after fixing issues
Test environment application testing
Create an application create a configuration
Delivery Testing
Iterative regression
Deliver
Viwo-Tech

Our development team has extensive development experience in the field of Business intelligence digital technology and has completed software development in multiple fields:

It involves multiple technological fields such as virtual display, digital twin, and data analysis, and realizes the commercial applications of various technologies.

Involving multiple system functions, such as data analysis system, display system, storage system, etc., it has developed face recognition, data analysis, holographic display, virtual human display, commercial application display, information distribution, multi-modal data storage, and extended distributed interaction, Business intelligence multimedia display equipment and other functions.

Involving many types of application scenarios, such as commercial applications, multimedia displays, Business intelligence integrated systems, etc., it is used in security, finance, product design, engineering simulation, entertainment, education, enterprise digital transformation, big data analysis, remote collaboration, virtual reality, and wisdom. Cities, smart home and other industries.

The systems we develop for our customers include:

Data analysis and decision support system: This type of system mainly provides data analysis and decision support functions for enterprises. They cover all business aspects of the enterprise, can process and analyze large amounts of data, provide enterprises with valuable information, and help enterprises make more informed decisions. Specifically, it includes functions such as data collection, cleaning and integration, data analysis and mining, prediction and optimization, reporting and visualization. Such systems are designed to help companies better understand data, discover patterns and trends behind the data, and use this information to make better decisions. At the same time, this type of system also emphasizes data security and privacy protection.

Digital twin and virtual reality display system: This type of system mainly provides enterprises with digital twin, virtual reality and multi-dimensional display functions. They seamlessly connect the physical world with the digital world through digital twin technology, providing enterprises with more efficient and Business intelligence display and analysis solutions. The main functions of this type of system include holographic modeling and simulation, multi-dimensional display and analysis, real-time monitoring and warning, visual interface, etc. Real-time monitoring of the operating status and parameters of physical objects improves the security and reliability of enterprises.

Virtual human multi-dimensional display and analysis system: This type of system is mainly used to create highly realistic virtual characters and perform multi-dimensional display and analysis. It can quickly create highly realistic virtual characters and perform multi-dimensional display and analysis of virtual characters, including voice, expressions, movements, etc. It also supports interaction and control with virtual characters, enabling virtual characters to respond and perform intelligently based on user input. Additionally, the system focuses on real-time rendering and performance.

Commercial application display and information distribution platform: This type of system is mainly used for commercial application display and information distribution of enterprises, aiming to improve the marketing effect of enterprises. It can integrate and display enterprise business applications and provide one-stop solutions. It also supports a variety of information distribution methods and management tools, allowing enterprises to better manage their information content and promotion activities. The system also has multi-platform support and adaptation functions to achieve cross-platform display and promotion. In addition, it also provides data analysis and optimization functions to help companies improve promotion effects and market competitiveness.

Our R&D team has significant advantages in the field of graphics algorithms, providing customers with the development of high-performance image processing software and assisting customers in building professional-level graphics creation tools, covering multiple functions such as intelligent image generation, image editing, and image fusion to satisfy users Diverse image processing needs. Intelligent digital technology has excellent image data processing and analysis capabilities, which can further help customers realize resource digitization. In addition, based on intelligent digital technology, we can also create multi-modal intelligent interaction platforms for customers, such as virtual idols, virtual anchors, virtual customer service, etc., and provide a full range of information service solutions covering voice, data, multimedia, etc. to help The customer establishes an operation platform for centralized management of resource information. Through continuing to optimize our own response strategies based on user feedback to provide users with more personalized and intelligent interaction support.

Our Competitive Advantages

Frontrunner of Business intelligence Digital Technology Service Solutions

Business intelligence is essentially the process of taking data and turning it into actionable insights that can help businesses make better decisions. As a provider of business intelligence digital technology service solutions in China, we leverage technologies to deliver high-quality business intelligence algorithms and data products to our customers. Our technological leadership enhances our customers’ competitiveness in the market.

Our extensive business experience and numerous service cases enable us to deeply understand the diverse needs and challenges faced by customers across various industries. This expertise allows us to provide tailored and effective solutions, fostering greater trust and support from our clients.

Evolving Smart Digital Technology Service Solution Provider

As an evolving provider of smart digital technology service solutions, we leverage the strength and innovative capabilities of our robust R&D team to introduce cutting-edge business intelligence products and solutions. Our commitment to innovation ensures that we remain at the forefront of the market, effectively addressing the ever-changing needs and challenges of our customers.

We continuously optimize our Business intelligence digital technology service solutions by investing resources in research, development, and the integration of new technologies. Additionally, we focus on refining our organizational structures and processes to enhance our solutions. This ongoing commitment to improvement and innovation enables us to deliver superior value to our customers.

Cutting-edge technical capabilities and high-quality user experience

We have leading technical capabilities in the field of Business intelligence digital technology services. These technical capabilities can help us better analyze and mine data resources and provide more accurate and efficient information services.

We have established a complete user experience management and improvement mechanism to better collect and analyze customer feedback and needs, continuously improve products and services, and increase user satisfaction and loyalty. This kind of systematic user experience management can enable us to gain higher user recognition and reputation in the market.

Experienced Management Team

Our company greatly benefits from the extensive experience of our founders and senior management team, who have successfully navigated the growth of China’s burgeoning Business Intelligence industry. Our management team possesses both the technical expertise and the management experience necessary to drive the company’s growth.

Prior to founding our company, our CEO, Fidel Yang, accumulated 15 years of experience in the telecommunications, Internet, and technology sectors. He has extensive operational and management experience in communications, Internet, media, and other industries. We believe that the collective experience and insights of our management team have been, and will continue to be, instrumental in paving the way for our success.

Our management team is further supported by a research and development team with strong academic backgrounds and industry expertise in Business intelligence digital technologies.

Business Development Strategy

Continuous business development strategy to develop new application products for emerging market areas

We are committed to extending our expertise in Business intelligence digital technology to a broader market. Our strategic initiatives include establishing subsidiaries to serve specific geographic regions. Furthermore, we are continuously seeking industry talents to expand our application scenarios and industry verticals.

Our advanced Business intelligence digital technology architecture is versatile and can be applied across various fields, including education, healthcare, urban planning, finance, and more. By introducing these cutting-edge technologies to a wider audience, we aim to enhance the convenience, efficiency, and intelligence of people’s lifestyles.

Apply Business intelligence and digital technologies to fully empower the construction of digital cities and smart cities

We aim to utilize our Business intelligence digital technology to help cities achieve Business intelligence, efficient and sustainable development, covering many application scenarios:

●	Smart Medical Care: Enhancing healthcare delivery and patient outcomes through advanced business intelligence systems and data analytics.

●	Smart Finance: Utilizing business intelligence and big data to enhance financial services, improve risk management, and offer personalized financial solutions.

●	Smart Transportation: Developing Business intelligence traffic management systems to reduce congestion, optimize public transportation, and promote sustainable mobility.

●	Smart Communities: Creating connected and efficient urban communities with integrated smart home technologies and community management platforms.

●	Smart Education: Enhancing educational experiences with digital learning tools, personalized education plans, and efficient administrative systems.

The combination of Business intelligence technology and digital technology promotes the Business intelligence development of digital people

Our Business intelligence digital technology can enable “digital people” (such as virtual assistants) to have more Business intelligence interaction and decision-making capabilities. We can achieve realistic presentation and action performance of digital human images from many aspects such as computer graphics, motion capture, and image rendering. In the field of cultural tourism, Business intelligence digital people can be used as museum commentators and virtual tour guides. to provide tourists with an immersive interactive experience; in the field of entertainment and games, they can be used as virtual idols, virtual anchors, virtual characters to provide users with personalized entertainment experience.

Comprehensive software customization development to achieve digital transformation for enterprises

We have extensive experience in industry software development and can provide customers with a full range of digital solutions, develop applications, system integration, or mobile applications that meet their needs, and help enterprises achieve digital change and transformation and upgrading. In the future, we can provide customized software development services to customers in various fields, such as smart cities, smart medical care corporations, social entertainment, mall shopping, online education, financial software, Internet of Things, online live broadcast, energy logistics, Business intelligence hardware, Business intelligence manufacturing, real estate, and high-tech communications.

Explore acquisition or investment opportunities

While we focus on growing our existing businesses, we evaluate and selectively pursue strategic alliances, investments and acquisition opportunities to complement our existing businesses. Potential acquisition targets may also include companies with Business intelligence technology and middleware development capabilities, as well as leading patent-protected smart digital technologies.

Our Customers

We have a wide and diverse customer base, including large and medium-sized enterprise customers such as China’s well-known short video platform, China’s well-known audio sharing platform, the world’s leading cross-platform online new media company, and well-known listed companies in the advertising industry. As of September 30, 2024, we had 62 customers. Currently, our customers mainly consist of advertisers, distribution channels, application developers and entertainment companies. Our customer base spans a wide range of industries, including technology services and providers, media integrators, education, retail, travel and more.

Three clients represent approximately 50% of VIWO’s revenue in 2024. These three clients include: Client A is a Chinese Internet advertising company, mainly engaged in mobile programmatic advertising technology services. Client B is a Hong Kong company mainly engaged in exhibition and display services. Client C is a Hong Kong marketing promotion service company, mainly engaged in Internet advertising promotion services.

VIWO provide the Martech services to Client A. Pursuant to the contract that VIWO entered into with Client A, VIWO would act as advertising service agent for the customer to place advertisements for the customer. VIWO provide the comprehensive and intelligent marketing technology services. The terms of the contract range is one year subject, and the parties can renew the contract after negotiation. Fees payable to VIWO under the contract would be determined based on the number of the advertisement impressions.

VIWO provide the Software development services to Client B and Client C. Pursuant to the contract that VIWO entered into with above two customers, VIWO offers Business intelligence software development services based on customers’ specific needs. The contract is typically fixed priced and does not provide any post-contract customer support or software upgrades. VIWO’s obligation is to design, develop, test and install the related software for customers. The duration of the development period is generally short, usually less than two months. Fees payable to VIWO under the contract will be at a point in time when the software product has been delivered to and accepted by customers.

Sales and marketing

We promote our products and services directly through our experienced and creative sales and marketing team, through directly visiting clients, attending conferences and industry exhibitions. Customers who are not familiar with our services and products can also consult our support team for the best solution.

We also expand our customer base through word-of-mouth referrals, and we are committed to continuously improving the quality of our products and services, as we believe satisfied customers are more likely to continue using our products and recommend them to others.

Research and development

We have a dedicated R&D team responsible for the design and development of our products. Our R&D team accounts for 55% of the total number of employees. They have extensive experience in algorithms, Business Intelligence, and image synthesis. Each member of our research and development team has many years of industry experience and is responsible for research and development to enable innovation and progress of the VIWO.

Intellectual property

We regard our patents, copyrights, trademarks, trade secrets and other intellectual properties as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Details of our intellectual properties portfolio as of September 30, 2024 are set out as follows:

●	Patents: We have 5 registered patents in China, including image processing technology, 2 patent applications with the China National Intellectual Property Administration;

●	Software copyright. We have 45 registered software Copyrights in China;

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our customers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our systems and the management of user-generated data.

Competition

There are many other companies working on various aspects/verticals of the Business intelligence digital technology services market. The competitive landscape we face is constantly evolving. In Business intelligence digital technology, we compete with Business intelligence digital technology providers and traditional content producers.

We believe that the main competitive factors in our market are:

●	Breadth and breadth of supported use cases;

●	Ability to customize, configure, integrate, secure, scalability and reliability;

●	The quality of technology and research and development capabilities;

●	Ability to innovate and respond quickly to customer needs;

●	Relationships with key players in the Business intelligence digital technology industry value chain;

●	Adequate capital support;

●	Platform scalability and ability to integrate with business intelligence systems.

Employees

As of September 30, 2024, we had 65 full-time employees. As of the date of this prospectus, all of our employees are based in China.

The following table shows the number of employees as of September 30, 2024:

Function	Number of full-time employees	% of Total
Research and Development	36	55%
Business and Marketing	11	17%
Administrative, Human Resources and Finance	18	28%
Total	65	100%

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions monthly to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarters are located in Beijing, China, and we also have rented offices in Guangzhou and Shenzhen. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future needs.

Insurance

We do not maintain insurance policies covering damages to our Information Technology systems. Neither do we carry business interruption insurance or general third-party liability insurance or have product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

We may be subject to legal proceedings, investigations, and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceedings, investigations, or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VIWO

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this section to “we”, “us”, “our”, “Company” and similar first-person references are intended to mean the business and operations of VIWO and its consolidated subsidiaries taken as a whole prior to the Business Combination.

Overview

VIWO is a holding company with no business operation. Through our wholly owned subsidiary Beijing Viwotong Technology Co., Ltd and its subsidiaries, we engage in Business intelligence digital technology services in China. It is a holding company, is a professional Business intelligence digital technology provider, through its subsidiaries, mainly engaged in Business intelligence digital technology services in Mainland China and Hong Kong.

On November 28, 2024, we entered into a Merger Agreement with Future Vision and the Merger Sub. Upon the consummation of the Business Combination, we will be a wholly owned subsidiary of Future Vision and Future Vision’s name will be changed to “VIWO Inc”.

For the three months ended December 31, 2024, our revenue was RMB 76.0 million (USD 10.6 million), an increase of RMB 5.9 million or 8.4% from the RMB 70.1 million for the three months ended December 31, 2023. The revenue mainly comes from Martech services and Software development services. For the three months ended December 31, 2024, our gross profit was RMB 25.0 million (USD 3.5 million), an increase of RMB 6.0 million or 31.7% from the RMB 19.0 million for the three months ended December 31, 2023. For the three months ended December 31, 2024, our operating expenses were RMB 16.5 million (USD 2.3 million), a decrease of RMB 0.9 million or 5.0% from the RMB 17.4 million for the three months ended December 31, 2023. For the three months ended December 31, 2024, our net income was RMB 7.3 million (USD 1.0 million), an increase of RMB 5.1 million or 237.1% from our net income of RMB 2.2 million for the three months ended December 31, 2023.

For the year ended September 30, 2024, our revenue was RMB 328.6 million (USD 46.9 million), an increase of RMB 52.0 million or 18.8% from the RMB 276.6 million for the year ended September 30, 2023. The revenue mainly comes from Martech services and Software development services. For the year ended September 30, 2024, our gross profit was RMB 94.8 million (USD 13.5 million), an increase of RMB 6.3 million or 7.2% from the RMB 88.4 million for the year ended September 30, 2023. For the year ended September 30, 2024, our operating expenses were RMB 72.9 million (USD 10.4 million), a decrease of RMB 14.8 million or 16.8% from the RMB 87.7 million for the year ended September 30, 2023. For the year ended September 30, 2024, our net income was RMB 19.2 million (USD 2.7 million), an increase of RMB 17.7 million or 1,138.4% from our net income of RMB 1.6 million for the year ended September 30, 2023.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Ability to Acquire and Retain Customers

VIWO’s revenue comes from providing intelligent digital technology services. Therefore, VIWO’s growth and profitability highly depends on its ability to retain and acquire customers who cooperate with VIWO to receive intelligent digital technology services. One of the ways VIWO measures growth is by the number of retained and new customers, and average revenue per customer. As of September 30, 2023, and September 30, 2024, VIWO and its subsidiaries had 89 and 62 customers respectively, among which 80 and 41 were new customers.

As of September 30, 2023, and September 30, 2024, the average revenue per customer for intelligent digital technology services was approximately RMB 3.1 million and RMB 5.3 million respectively. The average revenue per customer for VIWO’s intelligent digital technology services is calculated by dividing the total revenue in a given period by the number of customers who received VIWO’s services during that period. The increase in the average revenue per customer reflects the growth of major customers. Major customers have large business scales, diverse needs, and strong payment capabilities, which lead to an increase in the average revenue per customer.

As of September 30, 2023 and September 30, 2024, the number of customers with revenue contributions exceeding $10 million was 4 and 8, respectively. The growth in the number of major customers indicates that the company has made progress in customized services for top-tier major customers, research and development of exclusive products and other aspects. It has successfully attracted and retained such high-quality major customers, strengthening their trust and reliance on the company.

The quantitative information on the number of customers, the number of new customers, the number of major customers and the average revenue per customer provides VIWO with information to regularly assess revenue growth and revenue concentration, in order to evaluate trends that may be relevant to investors. This information also provides investors with insights into how VIWO measures and monitors its performance.

The management team of VIWO takes the number of customers, the number of new customers and the number of major customers as indicators of VIWO’s overall business growth. The increase in new customers indicates the effectiveness of VIWO’s business expansion and reflects VIWO’s business growth potential.

VIWO’s ability to acquire more customers and increase the average revenue per customer will depend on the development of the intelligent digital technology service market and its continuous improvement of the quality and capabilities of its intelligent digital technology algorithm services, enabling VIWO to provide better services to customers.

Investment in Technology and Talent

VIWO invests a large amount of capital and energy in researching and developing business intelligence digital technology use cases and product solutions to maintain its competitiveness in the computer and internet industries. In order to retain existing customers and attract potential customers, VIWO must continuously innovate to keep up with the development of the industry and VIWO’s business and introduce new cutting - edge technologies. VIWO’s current R & D efforts mainly focus on enhancing its business intelligence technology, image processing technology, and application solutions to create new services and products. As of September 30, 2023, and September 30, 2024, VIWO invested approximately RMB 78.4 million and RMB 65.4 million (USD 9.3 million) in R&D respectively. In addition, in 2023, VIWO applied for 5 patents and 15 software copyrights, and in 2024, it applied for 25 software copyrights.

Market demand and competition

Our financial performance largely depends on the demand in the Business intelligence digital technology markets. The changes in market demand depend on the interaction of various factors, including the global economic climate and China’s social, economic, and market conditions.

The competition in China’s streaming media and advertising industry is very fierce. Although we are a leader in the Chinese industry, especially in the Business intelligence digital technology services market, we may face competition from existing competitors or market newcomers who may be able to provide higher quality services at lower prices. If we are unable to maintain or enhance our competitiveness in the industry, it may lead to a decrease in gross profit margin and a loss of market share, which may have an adverse impact on our profitability and business performance.

Our ability to acquire and retain customers

The corporate clients we serve are relatively unique. We do not directly target individual consumers. Therefore, we will not promote our services on mass media such as television or radio advertisements. Most of our customer base directly contacts us through recommendations, reputation, and online search. We participated in exhibitions to showcase our technology and general brand promotion capabilities, and we did not engage in any sales driven marketing activities to attract new customers.

Difficulty in retaining and recruiting Intelligent digital technology and other skilled workers

Our operating subsidiary relies on a skilled R&D team, including programmers in the fields of Business intelligence technology, Software development and advertising. Recruiting these skilled professionals is challenging. We cannot determine whether our operating subsidiary can retain existing employees and other skilled workers and recruit more qualified professionals to support future operations and growth. Any failure to do so may have a negative impact on business and future growth. The number of professionals with the skills, knowledge, and experience required for our business is limited and competitive. As the quality and technical knowledge of R&D projects are crucial to our business, attracting and retaining talent is an important component of our overall business strategy. Our operating subsidiaries may have to provide competitive salaries, incentive programs, and training opportunities to attract and retain sufficiently skilled workers to sustain our operations and growth, which will increase our costs and reduce our profitability.

We cannot determine whether our operating subsidiary can retain existing employees and other skilled workers and recruit more qualified professionals to support future operations and growth. Any failure to do so may have a negative impact on our business and growth.

Results of Operations

The following table sets forth key components of our results of operations for the fiscal years ended September 30, 2023 and 2024, and for the three months ended December 31, 2023 and 2024:

	For the Years Ended September 30,			For the three months ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Revenue	276,556,816	328,553,959	46,886,714	70,127,254	75,987,856	10,570,900
Cost of revenue	(188,112,102)	(233,779,587)	(33,361,816)	(51,118,054)	(50,961,630)	(7,089,426)
Gross profit	88,444,714	94,774,372	13,524,898	19,009,200	25,026,226	3,481,474

Operating expenses
Selling and marketing expenses	(1,677,410)	(2,047,345)	(292,169)	(593,164)	(519,234)	(72,232)
General and administrative expenses	(7,551,849)	(5,440,351)	(776,372)	341,231	(2,797,708)	(389,198)
Research and development expenses	(78,436,350)	(65,412,580)	(9,334,786)	(17,129,823)	(13,189,633)	(1,834,850)
Total operating expenses	(87,665,609)	(72,900,276)	(10,403,327)	(17,381,756)	(16,506,575)	(2,296,280)

Income from operations	779,105	21,874,096	3,121,571	1,627,444	8,519,651	1,185,194

Other income
Finance income	260,076	1,186,092	169,263	539,786	445,551	61,982
Finance expenses	(204,503)	(513,060)	(73,217)	(123,711)	(92,527)	(12,872)
Other income, net	808,050	209,316	29,871	267,152	3,150	438
Total other income, net	863,623	882,348	125,917	683,227	356,174	49,548

Profit before income taxes	1,642,728	22,756,444	3,247,488	2,310,671	8,875,825	1,234,742
Provision for income taxes	(90,337)	(3,532,110)	(504,055)	(154,779)	(1,608,150)	(223,715)
Net income	1,552,391	19,224,334	2,743,433	2,155,892	7,267,675	1,011,027

Three Months Ended December 31, 2023, Compared to the Three Months Ended December 31, 2024

Revenue

The following table sets forth our revenue for the three months ended December 31, 2023 and 2024, respectively:

	For the three months ended December 31,
	2023		2024		Variance
	(RMB)	% of	(RMB)	% of	Amount	%
		revenue		revenue
Operating revenues
Martech services	55,126,261	78.6%	43,788,038	57.6%	(11,338,223)	(20.6)%
Software development services	15,000,993	21.4%	32,199,818	42.4%	17,198,825	114.7%
Total operating revenue	70,127,254	100.0%	75,987,856	100.0%	5,860,602	8.4%

Our revenue increased by RMB 5.9 million or 8.4%, from RMB 70.1 million for the three months ended December 31, 2023 to RMB 76.0 million for the three months ended December 31, 2024, primarily because of we have expanded our market share and increased Software development services for enterprise customers. The Martech services revenue for the three months ended December 31, 2024 was RMB 43.8 million (USD 6.1 million), a decrease of RMB 11.3 million or 20.6% from the RMB 55.1 million for the three months ended December 31, 2023, mainly due to the uncertain global economy and our strategic adjustment. Many enterprises prioritized cutting their digital marketing budgets during periods of uncertain global economy, which results in a decline in customer demand. Moreover, in order to optimize the business structure, we actively adjusted our customer base in 2024, reducing our reliance on some low-quality customers and focusing on high-value customers, which has led to the decline in the revenue of the Martech. The Software development services revenue for the three months ended December 31, 2024 was RMB 32.2 million (USD 4.5 million), an increase of RMB 17.2 million or 114.7% from the RMB 15.0 million for the three months ended December 31, 2023, primarily because of we increased more Software development services for enterprise customers.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the three months ended December 31, 2023 and 2024:

	For the three months ended December 31,
	2023		2024		Variance
	(RMB)	% of cost of revenue	(RMB)	% of cost of revenue	Amount	%
Cost of revenue
Martech services	(36,753,118)	71.9%	(29,721,266)	58.3%	7,031,852	(19.1)%
Software development services	(14,364,936)	28.1%	(21,240,364)	41.7%	(6,875,428)	47.9%
Total cost of revenue	(51,118,054)	100.0%	(50,961,630)	100.0%	156,424	(0.3)%

Our cost of revenue decreased by RMB 0.2 million, or 0.3%, from RMB 51.1 million for the three months ended December 31, 2023 to RMB 51.0 million for the three months ended December 31, 2024.

Our Martech services costs decreased by RMB 7.0 million or 19.1%, from RMB 36.8 million for the three months ended December 31, 2023 to RMB 29.7 million for the three months ended December 31, 2024, which is due to the decline of business revenue utilizing less resource costs. Our Software development services costs increased by RMB 6.9 million or 47.9%, which is due to the company has developed more business utilizing more resource costs.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the three months ended December 31,
	2023	2024	Variance	% of variance
Gross profit
Martech services	18,373,143	14,066,772	(4,306,371)	(23.4)%
Software development services	636,057	10,959,454	10,323,397	1,623.0%
Total Gross profit	19,009,200	25,026,226	6,017,026	31.7%
Gross profit margin
Martech services	33.3%	32.1%	(1.2)%
Software development services	4.2%	34.0%	29.8%
Total Gross profit margin	27.1	32.9%	5.8%

Our total gross profit increased by RMB 6.0 million, or 31.7%, from RMB 19.0 million for the three months ended December 31, 2023 to RMB 25.0 million for the three months ended December 31, 2024. The increase in total gross profit was mainly due to we have expanded our market share, improved our marketing technology and service methods, and reduced service costs. Our total gross profit margin increased by 5.8% from 27.1% for the three months ended December 31, 2023 to 32.9% for the three months ended December 31, 2024, mainly due to the business volume of Software development services has improved to some extent, resulting in an increase in the gross profit margin.

Operating expenses

Our operating expenses consist of the following:

	For the three months ended December 31,
	2023	2024	Variance	% of variance
Selling and marketing expenses	(593,164)	(519,234)	73,930	(12.5)%
General and administrative expenses	341,231	(2,797,708)	(3,138,939)	(919.9)%
Research and development expenses	(17,129,823)	(13,189,633)	3,940,190	(23.0)%
Total operating expenses	(17,381,756)	(16,506,575)	875,181	(5.0)%

Our general and administrative expenses mainly represented payroll expenses, amortization of operating lease right-of-use assets, and service costs. Our general and administrative expenses increased by RMB 3.1 million, or 919.9%, from RMB (0.3) million for the three months ended December 31, 2023 to RMB 2.8 million, for the three months ended December 31, 2024, which was mainly due to the reverse of bad debt allowance in 2023. We expect our general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our amortization of operating lease right-of-use assets to remain consistent unless we need to further expand our office spaces due to the expansion of our business. We expect our legal and professional fees for legal, audit, and consulting services will increase as we will incur audit, legal and advisory fees for the business combination.

Our research and development expenses mainly represented salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team, and outsourced subcontractors’ expenses. Our research and development expenses decreased by RMB 3.9 million, or 23.0%, from RMB 17.1 million, for the three months ended December 31, 2023 to RMB 13.2 million, for the three months ended December 31, 2024, which was mainly due to the slowdown in the progress of outsourced technical development services.

Provision for income taxes

Our operating subsidiaries are subject to income taxes within PRC at the applicable tax rate on taxable income. Our income tax expenses increase RMB 1.5 million or 939.0%, from RMB 0.2 million, for the three months ended December 31, 2023 to RMB 1.6 million, for the three months ended December 31, 2024.

As a result of the foregoing, we reported a net profit of RMB 2.2 million for the three months ended December 31, 2023, as compared to a net profit of RMB 7.3 million for the three months ended December 31, 2024.

Foreign currency translation adjustment amounted to RMB (6,051) and RMB (467,860) for the three months ended December 31, 2023 and 2024, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2024 were translated at $1.00 to RMB 7.1884, as compared to $1.00 to RMB 7.0074 on September 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the three months ended December 31, 2024 was $1.00 to RMB 7.1587. The change in the value of the U.S. dollar relative to the RMB may affect our financial results reported in RMB terms without giving effect to any underlying change in our business or results of operation.

Year Ended September 30, 2023 Compared to the Year Ended September 30, 2024

Revenue

The following table sets forth our revenue for the years ended September 30, 2023 and 2024, respectively:

	For the Years Ended September 30,
	2023		2024		Variance
	(RMB)	% of revenue	(RMB)	% of revenue	Amount	%
Operating revenues
Martech services	261,824,038	94.7%	218,969,451	66.6%	(42,854,587)	(16.4)%
Software development services	14,732,778	5.3%	109,584,508	33.4%	94,851,730	643.8%
Total operating revenue	276,556,816	100.0%	328,553,959	100.0%	51,997,143	18.8%

Our revenue increased by RMB 52.0 million or 18.8%, from RMB 276.6 million for the year ended September 30, 2023 to RMB 328.6 million for the year ended September 30, 2024, primarily because of we have expanded our market share and increased Software development services for enterprise customers. The Martech services revenue for the year ended September 30, 2024 was RMB 219.0 million (USD 31.2 million), a decrease of RMB 42.9 million or 16.4% from the RMB 261.8 million for the year ended September 30, 2023, mainly due to the uncertain global economy and our strategic adjustment. Many enterprises prioritized cutting their digital marketing budgets during periods of uncertain global economy, which results in a decline in customer demand. Moreover, in order to optimize the business structure, we actively adjusted our customer base in 2024, reducing our reliance on some low-quality customers and focusing on high-value customers, which has led to the decline in the revenue of the Martech. The Software development services revenue for the year ended September 30, 2024 was RMB 110.0 million (USD 15.6 million), an increase of RMB 94.9 million or 643.8% from the RMB 14.7 million for the year ended September 30, 2023, primarily because of we increased more Software development services for enterprise customers.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the financial years ended September 30, 2023 and 2024:

	For the Years Ended September 30,
	2023		2024		Variance
	(RMB)	% of cost of revenue	(RMB)	% of cost of revenue	Amount	%
Cost of revenue
Martech services	(174,026,424)	92.5%	(147,782,148)	63.2%	26,244,276	(15.1)%
Software development services	(14,085,678)	7.5%	(85,997,439)	36.8%	(71,911,761)	510.5%
Total cost of revenue	(188,112,102)	100.0%	(233,779,587)	100.0%	(45,667,485)	24.3%

Our cost of revenue increased by RMB 45.7 million, or 24.3%, from RMB 188.1 million for the year ended September 30, 2023 to RMB 233.8 million for the year ended September 30, 2024, which was due to the growth of business revenue.

Our Martech services costs decreased by RMB 26.2 million or 15.1%, from RMB 174.0 million for the year ended September 30, 2023 to RMB 147.8 million for the year ended September 30, 2024, which is due to the decline of business revenue utilizing less resource costs. Our Software development services costs increased by RMB 71.9 million or 510.5%, which is due to the company has developed more business utilizing more resource costs.

Gross profit

Our gross profit from our major revenue type is summarized as follows:

	For the Years Ended September 30,
	2023	2024	Variance	% of variance
Gross profit
Martech services	87,797,614	71,187,303	(16,610,311)	(18.9)%
Software development services	647,100	23,587,069	22,939,969	3,545.0%
Total Gross profit	88,444,714	94,774,372	6,329,658	7.2%
Gross profit margin
Martech services	33.5%	32.5%	(1.0)%
Software development services	4.4%	21.5%	17.1%
Total Gross profit margin	32.0%	28.8%	(3.2)%

Our total gross profit increased by RMB 6.3 million, or 7.2%, from RMB 88.4 million for the year ended September 30, 2023 to RMB 94.8 million for the year ended September 30, 2024. The increase in total gross profit was mainly due to we have expanded our market share, improved our marketing technology and service methods, and reduced service costs. Our total gross profit margin decreased by 3.2% from 32.0% for the year ended September 30, 2023 to 28.8% for the year ended September 30, 2024, mainly due to the business volume of Martech services has declined to some extent, resulting in a decrease in the gross profit margin.

Operating expenses

Our operating expenses consist of the following:

	For the Years Ended September 30,
	2023	2024	Variance	% of variance
Selling and marketing expenses	(1,677,410)	(2,047,345)	(369,935)	22.1%
General and administrative expenses	(7,551,849)	(5,440,351)	2,111,498	(28.0)%
Research and development expenses	(78,436,350)	(65,412,580)	13,023,770	(16.6)%
Total operating expenses	(87,665,609)	(72,900,276)	14,765,333	(16.8)%

Our selling and marketing expenses mainly represented the salary of marketing personnel. Our selling and marketing expenses increased by RMB 0.4 million, or 22.1%, from RMB 1.7 million, for the year ended September 30, 2023 to RMB 2.0 million, for the year ended September 30, 2024, which was mainly due to we have expanded our sales team.

Our general and administrative expenses mainly represented payroll expenses, amortization of operating lease right-of-use assets, and service costs. Our general and administrative expenses decreased by RMB 2.1 million, or 28.0%, from RMB 7.6 million, for the year ended September 30, 2023 to RMB 5.4 million, for the year ended September 30, 2024, which was mainly due to the reverse of bad debt allowance. We expect our general and administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future, as our business further grows. We expect our amortization of operating lease right-of-use assets to remain consistent unless we need to further expand our office spaces due to the expansion of our business. We expect our legal and professional fees for legal, audit, and consulting services will increase as we will incur audit, legal and advisory fees for the business combination.

Our research and development expenses mainly represented salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team, and outsourced subcontractors’ expenses. Our research and development expenses decreased by RMB 13.0 million, or 16.6%, from RMB 78.4 million, for the year ended September 30, 2023 to RMB 65.4 million, for the year ended September 30, 2024, which was mainly due to the slowdown in the progress of outsourced technical development services.

Other income

Other income mainly represents Income from short-term investment.

Income from finance income primarily related to the bank interest settlement of the income from purchasing wealth management products. Our operating subsidiaries received income from short-term investment totaling RMB 0.3 million and RMB 1.2 million (USD 0.2 million) for the years ended September 30, 2023 and 2024, respectively, and recognized as other income when they were received because they were not subject to any past or future conditions.

Finance expenses primarily related to interest expense on loans. Our operating subsidiaries accrued finance expenses totaling RMB 0.2 million and RMB 0.5 million (USD 0.07 million) for the years ended September 30, 2023 and 2024, respectively.

Provision for income taxes

Our operating subsidiaries are subject to income taxes within PRC at the applicable tax rate on taxable income. Our income tax expenses increase RMB 3.4 million or 3809.9%, from RMB 0.09 million, for the year ended September 30, 2023 to RMB 3.5 million, for the year ended September 30, 2024.

As a result of the foregoing, we reported a net profit of RMB 1.6 million for the year ended September 30, 2023, as compared to a net profit of RMB 19.2million for the year ended September 30, 2024.

Foreign currency translation adjustment amounted to RMB (5,985) and RMB (262,603) for the years ended September 30, 2023 and 2024, respectively. The balance sheet amounts, with the exception of equity, on September 30, 2024 were translated at $1.00 to RMB 7.0074, as compared to $1.00 to RMB 7.1798 on September 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended September 30, 2024 was $1.00 to RMB 7.1177. The change in the value of the U.S. dollar relative to the RMB may affect our financial results reported in RMB terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary. We plan to support our future operations primarily from cash generated from our operations and the business combination proceeds.

As reflected in our unaudited consolidated financial statements, we had net profit of RMB 2.2 million for the three months ended December 31, 2023, as compared to net profit of RMB 7.3 million for the three months ended December 31, 2024. As of September 30, 2024, we had cash and cash equivalents in aggregate of RMB 68.3 million compared to RMB 79.7 million as of December 31, 2024. We had working capital that amounted to RMB 75.1 million and RMB 82.8 million as of September 30, 2024 and as of December 31, 2024, respectively. Our working capital requirements are influenced by the size of our operations, the volume and value of our client contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As reflected in our audited consolidated financial statements, we had net profit of RMB 1.6 million for the year ended September 30, 2023, as compared to net profit of RMB 19.2 million for the year ended September 30, 2024. As of September 30, 2023, we had cash and cash equivalents in aggregate of RMB 73.2 million compared to RMB 68.3 million as of September 30, 2024. We had working capital that amounted to RMB 79.2 million and RMB 75.1 million as of September 30, 2023 and 2024, respectively. Our working capital requirements are influenced by the size of our operations, the volume and value of our client contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the estimated net proceeds from the business combination will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We do not plan to pay any dividends out of our retained earnings in the foreseeable future.

The following table sets forth a summary of our cash flows for the years ended September 30, 2023 and 2024, and for the three months ended December 31, 2023 and 2024 :

	For the Years Ended September 30,		For the three months ended December 31,
	2023	2024	2023	2024
Net cash (used in)/provided by operating activities	(10,882,441)	19,001,976	(218,734)	10,922,001
Net cash used in investing activities	(65,704)	(3,294)	-	(4,900)
Net cash provided by/(used in) financing activities	83,539,581	(23,493,566)	420,500	(175,128)
Net increase/(decrease) in cash and cash equivalents	72,661,354	(4,913,169)	169,319	11,407,588
Effect of foreign exchange rate changes	69,918	(418,285)	(32,447)	665,615
Cash and cash equivalents at the beginning of year	538,992	73,200,346	73,200,346	68,287,177
Cash and cash equivalents at the end of year	73,200,346	68,287,177	73,369,665	79,694,765

Operating Activities

Net cash used in operating activities amounted to RMB 0.2 million for the three months ended December 31, 2023, mainly derived from (i) advance to suppliers with the amount of approximately RMB 0.1 million; (ii) accounts receivables with the amount of approximately RMB 1.5 million, (iii) contract liabilities with the amount of approximately RMB 1.9 million and (iv) accounts payable with the amount of approximately RMB 2.9 million.

Net cash provided by operating activities amounted to RMB 10.9 million for the three months ended December 31, 2024, mainly derived from (i) increased net income with the amount of approximately RMB 5.1 million and (ii) accounts receivables with the amount of approximately RMB 0.9 million; (iii) advance to suppliers with the amount of approximately RMB 2.0 million and (iv) accounts payable with the amount of approximately RMB 0.6 million and (vi) taxes payable with the amount of approximately RMB 1.7 million.

Net cash used in operating activities amounted to RMB 10.9 million for the year ended September 30, 2023, mainly derived from (i) advance to suppliers with the amount of approximately RMB 10.8 million; (ii) accounts receivables with the amount of approximately RMB 9.6 million, (iii) contract liabilities with the amount of approximately RMB 6.4 million and (iv) accounts payable with the amount of approximately RMB 11.4 million.

Net cash provided by operating activities amounted to RMB 19.0 million for the year ended September 30, 2024, mainly derived from (i) increased net income with the amount of approximately RMB 19.2 million and (ii) accounts receivables with the amount of approximately RMB 5.8 million; (iii) advance to suppliers with the amount of approximately RMB 1.2 million and (iv) accounts payable with the amount of approximately RMB 6.8 million.

Investing Activities

Net cash used in investing activities amounted to RMB nil and RMB 4,900 for the three months ended December 31, 2023 and 2024, respectively, mainly due to the purchases of property and equipment.

Net cash used in investing activities amounted to RMB 65,704 and RMB 3,294 for the years ended September 30, 2023 and 2024, respectively, mainly derived from cash received from acquisition subsidiaries and the purchases of property and equipment.

Financing Activities

Net cash provided by financing activities amounted to RMB 0.4 million for the three months ended December 31, 2023, which included mainly derived from contribution from members and proceeds from banking facility.

Net cash used in financing activities amounted to RMB 0.2 million for the three months ended December 31, 2024, which included mainly derived from loans repay to parent and repayment of banking facility.

Net cash provided by financing activities amounted to RMB 83.5 million for the year ended September 30, 2023, which included mainly derived from loans from parent and proceeds from banking facility.

Net cash used in financing activities amounted to RMB 23.5 million for the year ended September 30, 2024, which included mainly derived from loans repay to parent and proceeds from banking facility.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

New VIWO will qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	The ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	An exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years from incorporation or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our ordinary shares held by non-affiliates or issue more than US$1 billion of non-convertible debt over a three-year period.

GOVERNMENT REGULATIONS

Laws and Regulations Relating to Foreign Investment

According to the Provisions on Guiding the Direction of Foreign Investment, which took effect on April 1, 2002, industries in the PRC are classified into four categories: “permitted foreign investment industries”, “encouraged foreign investment industries”, “restricted foreign investment industries” and “prohibited foreign investment industries”. “Encouraged foreign investment industries”, “restricted foreign investment industries” and “prohibited foreign investment industries” are stipulated in the Catalog. Industries which do not fall in any of these three categories are regarded as “permitted foreign investment industries”. The Catalog is promulgated and is amended by the NDRC and the MOFCOM. The Negative List, which was last amended on September 6, 2024 and subsequently enforced on November 1, 2024 by the NDRC and the MOFCOM and replace the Catalog, sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements. According to the Negative List, any internet cultural activities (except for the provision of music) is a foreign investment prohibited industry, and foreign-invested shares of value-added telecommunications services must not exceed 50% (excluding e-commerce, domestic multi-party communications services, store and forward services and call center services) of the business.

An enterprise which establishes, operates and manages within the Chinese territory is subject to the PRC Company Law last amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law is also applicable to a foreign investment company. Nevertheless, where there are other special laws relating to foreign investment, such laws shall prevail.

The procedures for the establishment of a wholly foreign-owned enterprise, the verification, registration and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation and labor matters are subject to the Law on Wholly Foreign-invested Enterprises of the PRC, which was last amended on September 3, 2016 and subsequently enforced on October 1, 2016 and the Implementation Regulations for Law on Wholly Foreign-invested Enterprises of the PRC, which was last amended on February 19, 2014 and subsequently enforced on March 1, 2014 and Provisional Administration Measures for the Registration of the Formation and Changes of Foreign Invested Enterprises (the “Measures”) which was last amended on June 29, 2018 and subsequently enforced on June 30, 2018.

According to the Measures, where the incorporation of foreign-invested enterprises does not fall within the scope of the Negative List, such enterprises shall file and submit the record-filing information on the incorporation of foreign-invested enterprises simultaneously when they go through the registration procedures for incorporation. Within the record-filing scope of the Measures, in the case of a change of basic information of the foreign-invested enterprises or their investors, a change of equity (shares) or cooperation interest of the foreign-invested enterprises, merger, division or dissolution, mortgage or transfer of foreign invested enterprise’s property or rights and interests to others and other matters, the foreign-invested enterprise shall file the relevant documents online within 30 days upon occurrence of such changes via the comprehensive administrative system.

On December 30, 2019, the MOC and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

On March 15, 2019, the NPC approved the Foreign Investment Law, which became effective on January 1, 2020, and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprises Law. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-foreign Cooperative Joint Venture Enterprise Law.

Under the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be not lower than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special

Administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investors and foreign-invested enterprises.

As advised by our PRC counsel, VIWO’s ownership structure are in compliance with existing PRC laws and regulations in all material respects. Based on VIWO’s current understanding of the current PRC laws, the ownership structure of the PRC Companies, both currently and immediately after giving effect to the offering, does not and will not violate applicable PRC Laws currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and future PRC laws and regulations, and there can be no assurance that the PRC Authorities will not take a view that is contrary to or otherwise different from the opinion stated above.

Laws and Regulations Relating to M&A regulations and overseas listings

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

The M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As advised by PRC counsel, VIWO is not required to obtain approval from the CSRC under the M&A Rules for listing and trading of its securities. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and the opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. Two additional supporting guidelines were subsequently released on May 16, 2023, and May 7, 2024, respectively. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC.

The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) proxy statement. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. VIWO does not believe any of the six prohibited situations aforementioned applies to it.

The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

Laws and Regulations Relating to Marketing Business

The Advertising Law of the PRC (the “Advertising Law”), which was last amended on April 29, 2021 and effect on September 1, 2021, regulates contents of advertisements, codes of conduct for advertisers, and the supervision and administration of the advertising industry. It also stipulates that advertisers, advertising operators, and advertisement publishers shall abide by the Advertising Law and other laws and regulations, be honest and trustworthy, and compete in a fair manner in advertising business.

According to the Advertising Law, if advertising operators know or should have known the content of the advertisements is false or deceptive but still provide advertising design, production and agency services in connection with the advertisement, they might be subject to penalties, including confiscation of revenue and fines, and the competent PRC authority may suspend or revoke their business licenses.

The Administrative Measures for Internet Advertising, which took effective on May 1, 2023, regulate advertising activities conducted via the internet. According to the Administrative Measures for Internet Advertising, advertisements published or distributed via the internet shall not interfere with users’ normal use of the internet. For example, advertisements published on web page pop-up windows or in others forms shall be clearly marked with a “close” sign to ensure a “Click to close”. No entity or individual may induce users to click on the contents of an advertisement through deception. An internet advertisement publisher or advertising operator shall establish and maintain an acceptable registration, examination and file management system for its advertisers; examine, verify and record the identity information of each advertiser. The Administrative Measures for Internet Advertising also require internet advertisement publishers and advertising operators to verify related supporting documents, check the contents of the advertisement and prohibits them from designing, producing, providing services or publishing any advertisement if the content and supporting documents do not match each other or the documentary evidence thereof are insufficient.

Laws and Regulations Relating to Information Security and Privacy Protection

Internet content in the PRC is regulated and restricted from a state security standpoint. The Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Decisions on the Maintenance of Internet Security, which took effect on December 28, 2000 and was last amended on August 27, 2009, to subject persons to criminal liabilities in the PRC for any attempt to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Administration Measures on the Security Protection of Computer Information Network with International Connections, which took effect on December 30, 1997 and was last amended on January 8, 2011, prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Provisions on the Technical Measures for the Protection of the Security of the Internet, which was promulgated by the MPS and took effect on March 1, 2006, require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including users registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its website. In accordance with the Circular of the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and The Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security which took effect on June 22, 2007, the security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in PRC and the personal information includes a user’s name, birth date, identification card number, address, phone number, account number, password and other information that can be used for identifying a user and time and place the user uses the aforementioned service. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of user’s information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Several Provisions on Regulation of the Market Order of Internet Information Service, which took effect on March 15, 2012, stipulate that without the consent of users, internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information, nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations.

In accordance with the Cyber Security Law of the PRC, which took effect on June 1, 2017, network operators shall comply with relevant laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cyber security review. The Measures for Cybersecurity Review, which took effect on February 15, 2022, provide for more detailed rules regarding cyber security review requirements. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On September 30, 2024, the Regulations on Network Data Security was promulgated and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

In addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The online platform operator who possesses the personal information of more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments. The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which took effect on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253 of the Criminal Law of the People’s Republic of China, including “citizen’s personal information”, “provision”, and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which will become effective on November 1, 2021. The PIPL curbs collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Violations of the PIPL may result in warnings and forced corrections, confiscation of corresponding income, suspension of related services, and fines.

Laws and Regulations Relating to Intellectual Property Right

Trademarks

Pursuant to the Trademark Law of the PRC which was last amended on April 23, 2019 and subsequently enforced on November 1, 2019, and the Implementation Rules of the PRC Trademark Law which was last amended on April 29, 2014 and subsequently enforced on May 1, 2014, a registered trademark means a trademark that has been approved by and registered with the trademark office, including goods trademarks, service trademarks, collective trademarks and certification trademarks. Twelve months prior to the expiration of the 10-year term, an applicant can renew its trademarks and reapply for trademark protection. A registered trademark is valid for 10 years commencing on the date of registration approval and renewal shall be made within 12 months before the expiration. If such an application cannot be filed within that period, an extension period of six months may be granted. To license a registered trademark, the licensor should file the licensing documents of the licensed trademark with the trademark bureau, and the trademark bureau shall gazette the licensing. Non-filing of the licensing of a trademark shall not be contested against a good faith third party. The following acts shall constitute infringement of the exclusive right to use a registered trademark: (1) using a trademark that is identical or similar to a registered trademark of the same type of commodities or similar commodities without a license from the registrant of that trademark; (2) selling commodities that infringe upon the exclusive right to use a registered trademark; (3) forging or manufacturing without authorization the marks of a registered trademark, or selling marks of a registered trademark that are forged or manufactured without authorization; (4) changing another party’s registered trademark and putting the commodities with the changed trademark into the market without the consent of the holder of that trademark; or (5) other conduct that would hinder another party’s exclusive right to use its registered trademark.

Patents

In accordance with the Patent Law of the PRC, which was last amended on October 17, 2020 and subsequently enforced on June 1, 2021 and the Implementation Rules for the Implementation of the Patent Law of the PRC, which was last amended on January 9, 2010 and subsequently enforced on February 1, 2010, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of the invention patent right is 20 years, and the duration of the design patent right and utility model patent right is 10 years, which shall begin from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities.

Copyright

According to the Copyright Law of the PRC, which took effect on June 1, 1991, and was last amended November 11, 2020 and subsequently enforced on June 1, 2021, copyright includes computer software, and the Copyright Protection Centre of China provide a voluntary register system for copyright.

According to the Regulation on Computer Software Protection, which took effect on October 1, 1991 and was last amended on January 30, 2013 and subsequently enforced on March 1, 2013, the software copyright shall exist from the date on which its development has been completed, and software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. On February 20, 2002, the National Copyright Administration of the PRC issued the Measures on Computer Software Copyright Registration, which outlines the operational procedures for registration of software copyright, as well as registration of the license for the software copyright and software copyright transfer contracts. The Copyright Protection Center of the PRC is mandated as the software registration agency under the regulations.

Domain Names

In accordance with the Measures for the Administration of Internet Domain Names, which took effect on November 1, 2017 and the Implementation Rules on Registration of National Domain Names, the Measures on Dispute Resolution of National Domain Names, the Proceeding Rules on Dispute Resolution of National Domain Names, which took effect on June 18, 2019, domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Laws and Regulations Relating to Labor Protection

In accordance with the Labor Law of the PRC, which was last amended on December 29, 2018, and the Labor Contract Law of the PRC, which took effect on January 1, 2008 and was last amended on December 28, 2012 and subsequently enforced on July 1, 2013, and the Implementation Regulation of the Labor Contract Law of the PRC which took effect on September 18, 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees.

Employers shall establish and develop labor rules, regulations and systems according to the PRC laws to protect the rights and ensure the performance of duties of employees, and career development and training systems shall be established. Employers shall also set up and develop the labor safety and health system in strict compliance with the rules and standards of labor safety and sanitation of the PRC and provide education on labor safety and sanitation for the employees to prevent work-related accidents and occupational harm.

Laws and Regulations Relating to Social Insurance and Housing Provident Fund

In accordance with the Law of Social Insurance of the PRC which took effect on July 1, 2011 and was last amended on December 29, 2018, the Provisional Regulation on the Collection and Payment of Social Insurance Premiums which took effect on January 22, 1999 and was last amended on March 24, 2019, the Decision of the State Council on the Establishment of Basic Medical Insurance System for Urban Workers which took effect on December 14, 1998, the Decisions of the State Council on the Establishment of Unified System of Basic Retirement Insurance Fund for the Employees of Enterprises which took effect on July 16, 1997, the Regulations of Insurance for Work-Related Injury which was amended on December 20, 2010 and subsequently enforced on January 1, 2011, the Regulations of Insurance for Unemployment which took effect on January 22, 1999, the Provisional Insurance Measures for Maternity of Employees which took effect on January 1, 1995 and the Regulations on Management of Housing Provident Fund which took effect on April 3, 1999 and was last amended on March 24, 2019, employers shall make payments of the basic medical insurance, basic retirement insurance, insurance for work-related injury, unemployment insurance, maternity insurance and housing provident fund for the employees.

If the employer fails to file the registration for social insurance, the social insurance administration authority shall order it to make rectification within a prescribed time limit. If rectification is not made within the prescribed time limit, the employer will be imposed a fine. If the employer does not pay the full amount of the Social Insurance as scheduled, the social insurance collection institution shall order it to pay within a prescribed time limit together with a late fee. If the payment including the late fee is not settled by the prescribed time limit, the employer will be imposed a fine. If the employer fails to file the registration for the housing provident fund, the housing provident fund administration center shall order the employer to pay the amount of the housing provident fund as specified under the relevant laws and regulations within a prescribed time limit, and if the employer still fails to pay up within the prescribed time limit, the fund administration center may apply to the court for enforcement of the unpaid amount.

According to the Reform Scheme of Tax Collection and Management System of State Tax and Local Tax which took effect on July 20, 2018, the social insurance collection and management authority was to be transferred from the Ministry of Human Resources and Social Security to the SAT from January 1, 2019. On September 18, 2018, the general meeting of State Council announced that the policies for social insurance shall remain unchanged until the transfer of the authority for social insurance has been completed. On September 21, 2018, the Ministry of Human Resources and Social Security released an Urgent Notice on Enforcing the Requirement of the General Meeting of the State Council and Stabilization the Levy of Social Insurance Payment and required that the policies for both the rate and basis of social insurance contributions shall remain unchanged until the reform on the transfer of the authority for social insurance has been completed. On November 16, 2018, the SAT released the Notice of Certain Measures on Further Supporting and Serving the Development of Private Economy, which provided that the policy for social insurance shall remain stable and the SAT will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered.

Laws and Regulations Relating to Taxation

Corporate Income Tax

In accordance with the EIT Law, which took effect on January 1, 2008 and was last amended on December 29, 2018 and the Implementation Regulation for the Enterprise Income Tax Law of the PRC which took effect on January 1, 2008 and was last amended on April 23, 2019 (collectively, the “EIT Laws”), taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries (or regions) but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries (or regions) and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises in China but have income generated from China. According to the EIT Laws, foreign invested enterprises in the PRC are subject to corporate income tax at a uniform rate of 25%. For a non-resident enterprise having no office or establishment inside China, or for a non-resident enterprise whose incomes have no actual connection to its institution or establishment inside China, a withholding tax of 10% will be levied for the income derived from China.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

In accordance with the EIT Laws, a high-tech enterprise which has independent intellectual property rights and complies with the rules of corporate income tax and other relevant laws and regulations enjoys a reduced corporate income tax rate of 15%. The specific standards and procedures for the management of identification of high-tech enterprises are stipulated in the Measures for the Administration of the Certification of High-tech Enterprises which were jointly issued by the Ministry of Science and Technology, the MOF and the SAT on April 14, 2008, took retroactive effect on January 1, 2008 and were amended on January 29, 2016, took retroactive effect on January 1, 2016.

Dividend Tax

Pursuant to the EIT Laws, income from equity investment between qualified PRC resident enterprises such as dividends and bonuses, which refers to investment income derived by a resident enterprise from its direct investment in another resident enterprise, is tax-exempt.

In addition, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income which took effect in the PRC on January 1, 2007, a the PRC resident enterprise which distributes dividends to its Hong Kong shareholders should pay income tax according to the PRC law. However, if the beneficiary of the dividends is a Hong Kong resident enterprise, which directly holds no less than 25% equity interests of the aforesaid enterprise (i.e. the dividend distributor), the tax levied shall be 5% of the distributed dividends.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements which took effect on February 20, 2009, all of the following requirements shall be satisfied in order to enjoy the preferential tax rates provided under the tax agreements: (i) the tax resident that receives dividends should be a company as provided in the tax agreement; (ii) the equity interests and voting shares of the PRC resident company directly owned by the tax resident reach the percentages specified in the tax agreement; and (iii) the equity interests of the Chinese resident company directly owned by such tax resident at any time during the twelve months prior to receiving the dividends reach a percentage specified in the tax agreement. On February 3, 2018, the SAT issued the Notice on Certain Issues regarding Beneficial Owner in Tax Treaties which took effect on April 1, 2018 provides clearer guidelines and adopts comprehensive assessment approaches when determining whether a company can be qualified as Beneficial Owner, so as to enjoy the preferential tax rate on dividends.

Pursuant to Notice on Widening the Applicable Scope of the Policy of Temporary Exemption of Withholding Taxes on the Direct Investment Made by Overseas Investors with Distributed Profits which took effect on January 1, 2018, where the profits distributed by a resident enterprise within the territory of China to an overseas investor are directly invested in an investment project which is not in the prohibited category and is in conformity with the specified conditions, the project shall be governed by the deferred tax payment policy and be temporarily exempt from withholding income tax.

VAT

According to the Provisional Regulations on Value-added Tax of the PRC which took effect on January 1, 1994 and was last amended on November 19, 2017, and the Provisional Implementation Rules of the Provisional Regulations on Value-added Tax of the PRC which was last amended on October 28, 2011 and subsequently enforced on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC shall pay VAT. According to the Circular on Comprehensively Promoting the Pilot Program of the Collection of VAT in Lieu of Business Tax, which took effect on May 1, 2016, the pilot practice of levying VAT in lieu of business tax was extended nationwide to the sale of services, intangible assets or property.

According to the Circular of the Ministry of Finance (the “MOF”) and SAT on Adjusting Value-added Tax Rates which took effect on May 1, 2018, where a taxpayer engages in a taxable sales activity for the VAT purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively, and are further adjusted to be 13% and 9% respectively in accordance with the Announcement of the MOF, the SAT and the General Administration of Customs on Deepening the Policies Related to Value-Added Tax Reform which took effect on April 1, 2019.

Urban Maintenance and Construction Tax as well as Education Surtax

In accordance with the Provisional Provisions on the Collection of Educational Surtax, which was last amended on January 8, 2011, all entities and individuals who pay consumption tax, VAT and business tax shall also be required to pay educational surtax. The educational surtax rate is 3% of the amount of VAT, business tax and consumption tax actually paid by each entity or individual, and the educational surtax shall be paid simultaneously with VAT, business tax and consumption tax. In accordance with the Urban Maintenance and Construction Tax Law of the PRC which took effect on September 1, 2021 and Announcement of the State Administration of Taxation on Issues Concerning the Collection and Management of the Urban Maintenance and Construction Tax, which took effect on September 1, 2021, In accordance with the Provisional Regulations on Urban Maintenance and Construction Tax of the PRC which was last amended on January 8, 2011 and Circular of the State Administration of Taxation on Issues Concerning the Collection of the Urban Maintenance and Construction Tax, which took effect on March 12, 1994, any entity or individual liable to consumption tax and VAT shall also be required to pay urban maintenance and construction tax. Payment of urban maintenance and construction tax shall be based on the consumption tax, and VAT which a taxpayer actually pays and shall be made simultaneously when the latter are paid. The rates of urban maintenance and construction tax shall be 7%, 5% and 1% for a taxpayer in a city, in a county town or town and in a place other than a city, county town or town respectively.

Laws and Regulations Relating to Foreign Exchange

In accordance with the Foreign Exchange Administrative Regulations of the PRC which was last amended on August 5, 2008, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but are not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval/registration of the SAFE is obtained.

In accordance with the Administration Rule on the Settlement and Sale of and Payment in Foreign Exchange, which took effect on July 1, 1996, a foreign invested enterprise is allowed to process the settlement and sale of and payment in foreign exchange for capital account items after submitting valid commercial documents and getting approval from the SAFE. According to the Circular 13, Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, which took effect on June 1, 2015, certain of the aforementioned approval rights of the SAFE are authorized to designated banks.

Pursuant to the Circular 19, Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, which took effect on June 1, 2015, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement which took effect on June 9, 2016, whose main business is investment, are allowed to make equity investment in PRC using the Renminbi funds converted from its registered capital. Meanwhile, the use of such Renminbi funds converted cannot be:

●	directly or indirectly used for the payment beyond the business scope of the enterprises or any payment prohibited by national laws and regulations;

●	unless otherwise provided by laws and regulations, directly or indirectly used or investment in securities or other financial products investment (except the bank capital-protection products);

●	granting loans to non-related enterprises unless permitted under the scope of business; or

●	for construction or purchase of real estate property not for self-use, save for real estate enterprises.

In addition, Pursuant to the Circular 19, foreign invested enterprises are allowed to settle foreign exchange capitals on a discretionary basis; the foreign invested enterprises may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis. The SAFE may adjust the foregoing percentage as appropriate based on prevailing international balance of payments.

In October 2019, the SAFE released the Notice on Further Promoting the Facilitation of Cross-border Trade and Investment, which, among others, cancelled the restrictions on the domestic equity investment by non-investment foreign-funded enterprises with their capital funds and non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing special administrative measures (Negative List) for foreign investment access are not violated and the projects invested thereby in China are true and legitimate.

In accordance with the Circular 37 which took effect on July 4, 2014, a “special purpose vehicle” means an overseas enterprise directly established or indirectly controlled by a domestic resident (including domestic institutions and domestic individual residents) for the purpose of engaging in investment and financing with the domestic enterprise assets or interests he legally holds, or with the overseas assets or interests he legally holds. Domestic residents establishing or taking control of a special purpose vehicle abroad which makes round-trip investments in PRC are required to file foreign exchange registration with the local foreign exchange bureau. According to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, the initial foreign exchange registration for establishing or taking control of a special purpose company by domestic residents can be filed with a designated bank, instead of the local foreign exchange bureau.

Pursuant to the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the “Circular 3”) which took effect on January 26, 2017, stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

As of the Latest Practicable Date, the ultimate individual shareholder of VIWO had completed the foreign exchange registrations pursuant to Circular 37 and Circular 13 in relation to this shareholder’s offshore investments as PRC residents.

Laws and Regulations Relating to Overseas Direct Investment

The Administrative Measures for Overseas Investment Management was promulgated by the MOFCOM on September 6, 2014 and came into effect on October 6, 2014. As defined by the Measures for Overseas Investment Management, overseas investment means that the enterprises legally incorporated in the PRC own the non-financial enterprises or obtain the ownership, control and operation management rights of the existing non-financial enterprises in foreign countries through incorporation, merger and acquisition and other means. If the overseas investments involve sensitive countries and regions or sensitive industries, they shall be subject to the approval of competent authorities. For other overseas investments, they shall be subject to filing administration. Local enterprises shall be filed with the provincial commercial administration authorities where they are located. The qualified enterprises will be put into record and granted with Overseas Investment Certificate for Enterprise by the relevant provincial commercial administration authorities.

On December 26, 2017, NDRC issued the Administrative Measures for the Overseas Investment of Enterprises, which took effect on March 1, 2018. Under the Measures, sensitive overseas investment projects carried out by PRC enterprises either directly or through overseas enterprises under their control shall be approved by NDRC, and non-sensitive overseas investment projects directly carried out by PRC enterprises shall be filed with NDRC or its local branch at provincial level. In the case of the large-amount non-sensitive overseas investment projects with the investment amount of USD $300 million or above carried out by PRC enterprises through the overseas enterprises under their control, such PRC enterprises shall, before the implementation of the projects, submit a report describing the details about such large-amount non-sensitive projects to NDRC. Where the PRC resident natural persons make overseas investments through overseas enterprises under their control, the Measures shall apply mutatis mutandis. Subsequently on January 31, 2018, NDRC issued the Catalogue of Sensitive Overseas Investment Industry (2018 Version) effective from March 1, 2018 under which enterprises shall be restricted from making overseas investments in certain industries including without limitation real estate and hotel.

As advised by our PRC counsel, the ultimate shareholders of VIWO, who are subject to PRC laws, are domestic individual residents as defined under the Circular 37. As such, their offshore investments are subject to foreign exchange registration requirements pursuant to Circular 37 and Circular 13, which have already been completed as noted above. These investments are not governed by the Administrative Measures for the Overseas Investment of Enterprises or the Administrative Measures for Overseas Investment Management and therefore do not require overseas direct investment registration with the local MOFCOM and NDRC.

Laws and Regulations Relating to Dividend Distribution

The principal law governing dividend distributions by VIWO’s PRC Subsidiaries is the PRC Company Law, while the dividend distribution by wholly foreign-owned enterprises (“WFOE”) is further governed by Foreign Investment Law and its implementation regulations. According to the above laws and regulations, Chinese companies (including foreign-owned enterprises) may only pay dividends based on the accumulated profits calculated in accordance with PRC accounting principles.

In addition, in accordance with the PRC Company Law, when a company distributes their after-tax profits for a given year, they shall allocate 10% of after-tax its profits to their statutory common reserve. Companies shall no longer be required to make allocations to their statutory common reserve once the aggregate amount of such reserve exceeds 50% of their registered capital unless the provisions of laws regarding foreign investment otherwise provided. If a company’s statutory common reserve is insufficient to make up its losses of the previous years, such losses shall be made up from the profit for the current year prior to making allocations to the statutory common reserve pursuant to the preceding paragraph. Such reserved cash cannot be distributed as cash dividends.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION
AND CORPORATE GOVERNANCE

Set forth immediately below is a description of our pre-Business Combination directors and management and related material. For information about directors expected to be appointed to the board upon the Closing of the Business Combination, please see the discussion below entitled “Directors after Completion of Business Combination.”

Future Vision II Acquisition Corp.

Directors and Executive Officers

Our officers, directors and independent director nominees are as follows:

Name	Age	Position
Danhua Xu	45	Chief Executive Officer, Chairwoman of the Board
Caihong Chen	52	Chief Financial Officer and Director
Zheng “Terrence” Wu	37	Independent Director
Shuding Zeng	44	Independent Director
Lei Xiong	35	Independent Director

Our management team is led by Danhua Xu, Chief Executive Officer and Chairwoman, and Caihong Chen, Chief Financial Officer and Director.

Danhua Xu, Chief Executive Officer and Chairwoman of the Board of Directors. Ms. Xu has served as the General Manager and Executive Director at Budget International (HK) Limited since September 2016, where she is responsible for investments and international operations planning. She also advised clients on matters relating to mergers and acquisitions. Ms. Xu served as Chief Financial Officer at Ditop Co., Ltd from 2009 to 2016, where she was responsible for the company’s financial business, and as Account Manager at Canton Telecom Industry Services Co., Ltd. from 2004 to 2009. Ms. Xu holds a Bachelor of Science degree in Life Sciences from South China Normal University.

Caihong Chen, Chief Financial Officer and Director. Ms. Chen, an investment and banking professional who brings nearly 25 years of financial experience to the Company resides in China. Currently, Ms. Chen is serving as the General Manager at Increase Family Office, a role Ms. Chen has held since August of 2016. Ms. Chen served as a Vice President of Operations in the Marketing Department of CITIC Trust Co., Ltd. from 2012 to 2016. Prior to her tenure at CITIC, she served in the capacity of Sub-Branch Manager at two mainland China branches of the China Construction Bank from 2000 to 2012, where she accumulated extensive banking and finance experience. Ms. Chen has invested in various companies in the U.S. and Hong Kong, which later became public, most notably, including investment in Uber (NYSE: UBER), Meten EdtechX Education (NASDAQ: METX) and Razer (01337.HK). Ms. Chen holds a Bachelor of Art degree in Chinese Linguistics & Literature from Guangzhou Normal University and holds qualifications as an Associate Financial Planner (AFP), and various professional certifications including the Securities Qualification Certificate, Foreign Currency Qualification Certificate and Accounting Certificate.

Zheng “Terrence” Wu, Independent Director, Chair of the Audit Committee and Member of the Compensation Committee. Since the closing of the IPO, Wu, who resides in China, has served as an independent director, bringing nearly 10 years of TMT experience and extensive finance and compliance expertise to the Company. In January 2020, Mr. Wu co-founded Yishang Co. Ltd., a start-up company focusing on TMT sector equity investments and has served as Yishang’s General Manager since its inception. Prior to co-founding Yishang, Mr. Wu served as a Senior Vice President of the TMT Sector at Citibank (China) Limited from December 2013 to December 2019. During his tenure at Citibank, he managed a vertical team of eight members and successfully led various types of financing, global cash management and FX management projects for a number of PRC listed companies, including Fujian Furi Electronics Co., Ltd.’s (SHA:600203) acquisition of Shenzhen Chino-E Communication Co., Ltd., a national-level high-tech enterprise; Zhejiang Crystal-Optech Co., Ltd., a domestic advanced and world-renowned enterprise in R&D and manufacturing of optics and optoelectronics; Kay Zhong Precision Technology Co., Ltd. (002823.SZ), a high-tech enterprise focusing on micro motor commutators; Shenzhen Sosen Electronics Co., Ltd. (301002.SZ), a high-tech enterprise integrating R&D, production, sales and service of LED Driver; and Shenzhen ChuangYiTong Technology Co., Ltd. (300991.SZ), a leading company in manufacturing connectors. Mr. Wu also has three years of experience in relationship management, serving as Manager of Relationship Management at the Royal Bank of Scotland (China) Limited from 2010 to 2013. Mr. Wu holds a Bachelor degree in Logistics Management from Beijing Normal University (2009), and an Economics Master of Science in Banking and Finance from Loughborough University, U.K. (2012).

Shuding Zeng, Independent Director, Chair of the Compensation Committee and Member of the Audit Committee. Since the closing of the IPO, Zeng, who resides in China, has served as an independent director. In November 2016, Mr. Zeng founded Shenzhen Langtuosha Network Technology Co., Ltd. with a comprehensive team covering shape design, hardware development, software design, independent product brand operation, online self-management, cross-border wholesale and retail, etc., to achieve full link coverage from research and development to independent channel sales, where he presently serves as President. From October 2009 to November 2016, he founded a TFT LCD display and human-computer interaction capacitive touch screen integration factory, led the team to achieve innovation and breakthrough in technology and management, made remarkable progress in LCD display and touch screen technology, and successfully promoted the cooperation projects with many well-known companies at home and abroad. From March 2005 to October 2009, he served as the Technical Director of BYD (002594.SZ), during which he led the team to establish the core cooperative relationship with Gionee, CECT, Wentai, Longqi and other mobile phone solutions and terminal brands, successfully helping to promote the company’s market share and technical influence in the field of mobile communication. With his accumulation in the field of display technology (such as LCD and CMOS projection, computer graphics, image processing technology, visualization processing technology, deep learning and computer vision, etc.), Mr. Zeng has a deep grasp of CELL display technology, and has exquisite precision semiconductor full process technology, proficient in front-end and back-end technology. He has conducted in-depth research on the performance optimization of semiconductor devices. Mr. Zeng holds a Bachelor degree in Project Management from Hunan Institute of Technology.

Lei Xiong, Independent Director, Member of the Audit Committee and Compensation Committee. Since the closing of the IPO, Xiong, who resides in China, has served as our independent director. Mr. Xiong has more than ten years of Unity development experience (Unity is the world’s most widely used game engine for creating and deploying games, films, and immersive experiences across 20+ platforms on the Unity framework) and profound attainments in the field of computer vision. Mr. Xiong has issued and authorized six national invention patents and 18 software copyrights. In July 2020, Mr. Xiong founded Shenzhen Coolfish Digital Technology Co., Ltd., the visualization and security education software developed has become the industry leader and established a cooperative relationship with Shenzhen Hospital of Southern Medical University and helped the hospital build a mixed reality rehabilitation experimental center, providing rehabilitation services for more than 10,000 patients every year. Mr. Xiong presently serves as Shenzhen Coolfish Digital Technology Co., Ltd.’s President. From June 2013 to July 2020, he worked as the Technical Director of Shenzhen Daxing Digital Electronics Co., LTD., and led the team to complete the research and development of the core algorithm of spatial gesture recognition and motion capture based on computer vision technology. He has realized breakthrough applications of deep learning and computer vision technology, graphics processing technology and visualization processing technology in many fields. Mr. Xiong holds a Bachelor degree in Mechanical Design from Jianghan University, and a Master degree in Business Administration from Wuhan University.

Each of our officers and directors may become an officer or director of another special purpose acquisition company with a class of securities intended to be registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, even before we have entered into a definitive agreement regarding our initial business combination. For more information, see the section of this prospectus entitled “Management — Conflicts of Interest” and see “Risk Factors.”

Other than as described above, Future Vision’s SPAC Sponsors, their affiliates and promoters do not have any material roles or responsibilities in directing and managing Future Vision’s activities.

Number and Terms of Office of Officers and Directors

We currently have five directors after the effectiveness of the IPO. All directors shall hold office until the next annual general meeting. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. Moreover, there is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors.

We may not hold an annual general meeting of shareholders until after we complete our initial business combination.

Our Amended and Restated Memorandum and Articles of Association provide that our directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall also have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. After the completion of an initial business combination, the Company may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors. Our board of directors is authorized to nominate persons to the offices set forth in our Amended and Restated Memorandum and Articles of Association as it deems appropriate. Our Amended and Restated Memorandum and Articles of Association provide that our officers may consist of one or more chief executive officers, presidents, a chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Zheng “Terrence” Wu, Shuding Zeng, and Lei Xiong are “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. In addition, our sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or our or their respective affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

Audit Committee

A listed company of the Nasdaq must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3. Upon the effectiveness of the IPO, we had established an audit committee of the board of directors. Messrs. Zheng “Terrence” Wu, Shuding Zeng, and Lei Xiong will serve as members of our audit committee. Our board of directors has determined that each of Zheng Wu, Shuding Zeng, and Lei Xiong meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Zheng “Terrence” Wu will serve as the chairman of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that each qualifies as an “audit committee financial expert” as defined in applicable SEC rules. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	appointing, compensating and overseeing our independent registered public accounting firm;

●	reviewing and approving the annual audit plan for the company and assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

●	overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;

●	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls, auditing matters or potential violations of law;

●	monitoring our environmental sustainability and governance practices;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	approving audit and non-audit services provided by our independent registered public accounting firm;

●	discussing earnings press releases and financial information provided to analysts and rating agencies;

●	discussing with management our policies and practices with respect to risk assessment and risk management;

●	reviewing any material transaction between us and our Chief Financial Officer that has been approved in accordance with our Code of Ethics for our officers, and providing prior written approval of any material transaction between us and our President, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

●	producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.

Compensation Committee

Upon the effectiveness of the IPO, we had established a compensation committee of our board of directors. The members of our compensation committee are Zheng “Terrence” Wu, Shuding Zeng, and Lei Xiong. Shuding Zeng serves as chairman of the compensation committee. Under Nasdaq listing standards and governance rules and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent directors.

Our board of directors has determined that each of Zheng “Terrence” Wu, Shuding Zeng, and Lei Xiong is independent. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

●	reviewing and making recommendations to our board of salaries and approving incentive compensation and equity awards, as well as compensation policies, for all other officers who file reports of their ownership, and changes in ownership, of the Company’s ordinary shares under Section 16(a) of the Exchange Act (the “Section 16 Officers”), as designated by our board of directors;

●	making recommendations to the board of directors with respect to incentive compensation programs and equity-based plans that are subject to board approval;

●	approving any employment or severance agreements with our Section 16 Officers;

●	granting any awards under equity compensation plans and annual bonus plans to our President and the Section 16 Officers;

●	approving the compensation of our directors; and

●	producing an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.

No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified in a charter to be adopted by us, generally provide that, with regards to persons to be nominated:

●	should possess personal qualities and characteristics, accomplishments and reputation in the business community;

●	should have current knowledge and contacts in the communities in which we do business and, in our industry, or other industries relevant to our business;

●	should have the ability and willingness to commit adequate time to the board of directors and committee matters;

●	should demonstrate ability and willingness to commit adequate time to the board of directors and committee matters;

●	should possess the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to our needs; and

●	should demonstrate diversity of viewpoints, background, experience, and other demographics, and all aspects of diversity in order to enable the board of directors to perform its duties and responsibilities effectively, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation.

Each year in connection with the nomination of candidates for election to the board of directors, the board of directors will evaluate the background of each candidate, including candidates that may be submitted by our shareholders.

Code of Ethics

Future Vision adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Ethics as an exhibit to the registration statement for our IPO. You are able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver via press release or posting on our website.

Conflicts of Interest

Under Cayman Islands law, directors owe the following fiduciary duties:

(i)	duty to act in good faith in what the director believes to be in the best interests of the Company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not improperly fetter the exercise of future discretion;

(iv)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(v)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Below is a table summarizing the entities to which our executive officers, directors and director nominees currently have fiduciary duties, contractual obligations or other current material management relationships:

Individual(1)	Entity(2)	Entity’s Business	Affiliation
Danhua Xu	Budget International (HK) Limited	Finance and Investments	General Manager

Caihong Chen	Increase Family Office Yishang Co., Ltd.	Family Office Computer Integrated System Services	General Manager Director, Executive General Manager, Co-Founder

Zheng “Terrence” Wu	Yishang Co., Ltd.	Computer Integrated System Services	Director, Executive General Manager, Co-Founder

Shuding Zeng	Shenzhen Langtaosha Network Technology Co., Ltd.	CELL display technology	President

Lei Xiong	Shenzhen Coolfish Digital Technology Co., Ltd.	Computer vision technology	President

(1)	Each person has a fiduciary duty with respect to the listed entities next to their respective names.
(2)	Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his or her obligations and the presentation by each such individual of business opportunities.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Amended and Restated Memorandum and Articles of Association, we shall indemnify, among other persons, our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them in or about the conduct of the Company’s business or affairs or in the execution or discharge of their or any of their duties, powers, authorities or discretions, except such (if any) as they shall incur or sustain through their own fraud, wilful default or wilful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. Our amended and restated memorandum and articles of association will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether the Companies Act would permit such indemnification.

We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we complete an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Policy on Board Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors

Our audit committee was formed upon the consummation of the Initial Public Offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

VIWO’s Directors and Executive Officers

The following table sets forth certain information regarding VIWO’s executive officers as of the date of this proxy statement. VIWO expects that these executive officers will continue as executive officers of New VIWO following the Business Combination. Additional executive officers may be appointed by the New VIWO board of directors and serve at the discretion of the New VIWO board of directors. New VIWO’s board of directors is authorized to nominate persons to the offices set forth in New VIWO’s Amended and Restated Memorandum and Articles of Association as it deems appropriate. New VIWO’s Amended and Restated Memorandum and Articles of Association provide that New VIWO’s officers may consist of one or more chief executive officers, presidents, a chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Name	Age	Position	Held Position Since
Fidel Yang	52	Chief Executive Officer and Director	April 1, 2021
Eric Wu	29	Chief Finance Officer	October 1, 2024

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Executive Officers and Directors

Fidel Yang has served as VIWO’s Chairman of the Board of Directors and Chief Executive Officer since 2021. Mr. Yang graduated from Peking University School of Economics and Management with an MBA. He has more than 20 years of experience in the telecommunications, Internet and technology industries, as well as profound company management capabilities. He has held senior positions in many well-known companies and has accumulated rich industry and management experience. From March 2002 to December 2013, Mr. Yang served as the deputy general manager of the value-added business division of China Communications Services Corporation. He was responsible for the operation and management of the value-added business division and successfully led the team to achieve sustained growth in business revenue. From January 2014 to December 2015, Mr. Yang served as Vice President of Guangzhou Guosheng Information Technology Co., Ltd., responsible for corporate information construction and successfully implemented a number of large-scale information projects. From January 2016 to December 2020, Mr. Yang served as the general manager of Beijing Fusion Media Interactive Information Technology Company, responsible for the company’s overall operation and management, and successfully led the company to achieve rapid development. Starting from April 2021, Mr. Yang has served as CEO of VIWO Technology and be fully responsible for the company’s daily business and operations. The joining of Mr. Yang has brought new business expansion areas to the company, improved service quality, and helped the company successfully build a business system that provides more comprehensive and efficient solutions for intelligent and digital applications in the industry.

Eric Wu, has served as VIWO’s Chief financial officer since October 2024, he will serve as VIWO’s director and CFO after the Business Combination. He has extensive experience in financial management of US listed companies and is familiar with US GAAP financial preparation rules. From February 2023 to April 2024, he worked at Fern Win Capital. as a Vice President. From February 2022 to December 2022, he worked at Guangzhou Jingshi Equity Investment Management Co., Ltd. as a listing counselor and financial advisor. From October 2018 to December 2021, he worked at PricewaterhouseCoopers Zhongtian LLP Guangzhou Branch as a Senior Audit Associate. Mr. Wu graduated from Guangdong University of Finance and Economics in 2018 with a bachelor’s degree in financial management.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

●	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

●	convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii) engaging in any type of business practice; or

iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

●	the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

●	was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

●	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

●	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i) any Federal or State securities or commodities law or regulation;

ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over our members or persons associated with a member.

Compensation of Directors and Executive Officers of VIWO

The following table presents information regarding the total compensation awarded to, earned by, and paid to the named executive officers of VIWO for services rendered to VIWO in all capacities for the years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All other Compensation ($)	Total ($)
Fidel Yang	2023	35,493	-	-	-	35,493
Chief Executive Officer	2024	35,493	-	-	-	35,493

Eric Wu	2023	-	-	-	-	-
Chief Financial Officer	2024		-	-	-

(1) All U.S. dollar amounts in the above table were converted from Renminbi at an exchange rate of RMB 7.0074 to $1.00.

Narrative Disclosure to Compensation Table

Employment Agreements

VIWO has entered into employment agreements with its named executive officers and certain other key employees which governs the terms of their continuing employment with VIWO.

Employment Agreements with Current Executive Officers

Each of VIWO’s named executive officers is party to an employment agreement with VIWO. Under this agreement, the employment of the each of our named executive officers is for a fixed term of three (3) years. The employment agreement with our Chief Executive Officer expires February 28, 2027 and the employment agreement with our Chief Financial Officer expires November 30, 2027. Each of these employment agreements may be terminated for cause at any time and without advance notice or compensation for certain acts, such as violation of company policies, conviction of crime, continued failure to satisfactorily perform agreed duties, or misconduct or dishonest act to our detriment. The employment of each named executive officer may also be terminated without cause upon 30-day advance written notice. Each of the named executive officers may resign at any time with 30-day advance written notice.

Each employment agreements provides for a base salary payable to the executive officer, VIWO shall pay to Fidel Yang an annual salary of RMB 252,000 (approximately $35,493) and pay to Eric Wu an annual salary of RMB 300,000 (approximately $42,254). In addition, each named executive officer is entitled to pension insurance, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and housing provident fund in accordance with PRC law.

Each of the named executive officers have agreed to hold, both during and after the termination or expiry of their respective employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information of VIWO or trade secrets, any confidential information or trade secrets of VIWO’s customers or prospective customers, or the confidential or proprietary information of any third party received by VIWO and for which VIWO has confidential obligations. Both named executive officers have also agreed to disclose in confidence to VIWO all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the employment with VIWO and to assign all rights, title, and interest in them to VIWO, and assist VIWO in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets. In addition, each of the named executive officers have agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment.

Outstanding Equity Awards at 2024 Fiscal Year End

As of September 30, 2024, none of our named executive officers held any equity awards.

Directors and Executive Officers after the Business Combination

Directors and Executive Officers after Completion of the Business Combination

Assuming shareholder approval, effective as of the closing date of the Business Combination, the Board of Directors of New VIWO will consist of five members, one of whom will be designated by the Sponsor of Future Vision and four of which will be designated by VIWO. The members designated by VIWO will include Fidel Yang, Eric Wu, Jrang Teen and Zhengcai Liu and the member designated by the Sponsor of Future Vision will be Shuding Zeng who presently is on the board of directors of Future Vision. Fidel Yang will be the Chairman and Chief Executive Officer of Future Vision and VIWO after the consummation of the Business Combination. Under the rules of the Nasdaq Stock Market, a majority of our board members must qualify as independent directors if we are not a “controlled company”. Although we will be a controlled company immediately after the Business Combination, we do not intend to avail ourselves of the exemption available to controlled companies from having a majority of our board members qualify as independent directors pursuant to the rules of the Nasdaq Stock Market. Our independent directors will be Jrang Teen, Shuding Zeng and Zhengcai Liu.

Each director of our company is to serve until their resignation, he or she is removed by ordinary resolution or until his or her office is otherwise vacated in accordance with the Proposed Charter.

Set forth below is biographical information related to the persons who will serve on our Board following the Business combination. Biographical information for Shuding Zeng is provided above under “Future Vision II Acquisition Corp. — Directors and Executive Officers” on page 190 of this proxy statement. Biographical information for Fidel Yang and Eric Wu is provided above under “VIWO’s Directors and Officers” on page 198 of this proxy statement.

Name	Age	Position
Fidel Yang	52	Chief Executive Officer and Chairman of the Board
Eric Wu	29	Chief Financial Officer and Director
Jrang Teen	39	Independent Director Nominee
Shuding Zeng	44	Independent Director Nominee
Zhengcai Liu	33	Independent Director Nominee

Zhengcai Liu will serve as our independent director after the Business Combination. Mr. Liu graduated from Jiangxi University of Finance and Economics with over 11 years of financial experience. He has worked in multiple listed companies and accounting firms with securities qualifications, accumulating rich experience in financial management, auditing, and consulting. From July 2012 to February 2017, worked as the Director of Internal Audit at Yihe Group (00838.SZ), mainly responsible for corporate financial management. Since March 2017, he has been a partner at Notary Public Accountants (Special General Partnership) and have been responsible for issuing bonds, auditing listed companies, providing financial consulting, and conducting due diligence on investments for multiple companies. He has a profound insight into the company’s operating conditions, market prospects, and industry trends.

Jrang Teen will serve as our independent director after the Business Combination. She has extensive research experience in complex service system optimization, software algorithms, and data processing. Since from 2021 she works at lingyi digitization Creative Technology company, responsible for the company’s intelligent data technology processing and data optimization business. From 2018 to 2021 She was Served as R&D Director & Deputy General Manager at Zijinshan Digital Intelligence Co., Ltd. From 2015 to 2018 she worked at Shapeng Information Technology Served as R&D Director. She holds a PhD from the University of Hong Kong, a Master’s degree from the University of Hong Kong in 2009, and a Bachelor’s degree from Huazhong University of Science and Technology in 2008.

Number and Terms of Office of Officers and Directors

New VIWO will have five directors after the effectiveness of the Business Combination. All directors shall hold office on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between New VIWO and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the directors. In accordance with the Nasdaq corporate governance requirements, New VIWO are not required to hold an annual general meeting until one year after New VIWO’s first fiscal year end following New VIWO’s listing on Nasdaq. Moreover, there is no requirement under the Companies Act for us to hold annual or general meetings or appoint directors.

New VIWO may not hold an annual general meeting of shareholders until after New VIWO complete New VIWO’s initial business combination. Upon completing our initial business combination, we intend to promptly convert to foreign private issuer (FPI) status when eligible. As an FPI relying on the “home country exemption” under Nasdaq rules, we would not be required to hold annual shareholder meetings or conduct annual director elections, as such requirements are not mandated under Cayman Islands law or our Articles of Association. While we retain the discretion to voluntarily hold annual meetings or director elections post-FPI conversion, we currently do not anticipate doing so unless necessitated by corporate governance developments or shareholder demand. This approach aligns with customary practices for Cayman Islands-based companies.

New VIWO’s Amended and Restated Memorandum and Articles of Association provide that New VIWO’s directors may hold office on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between New VIWO and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the directors. A director of New VIWO may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

As of the date of this proxy statement/prospectus, New VIWO’s executive officers will consist of Fidel Yang and Eric Wu after the effectiveness of the Business Combination. Additional executive officers may be appointed by the New VIWO board of directors and serve at the discretion of the board of directors. New VIWO’s board of directors is authorized to nominate persons to the offices set forth in New VIWO’s Amended and Restated Memorandum and Articles of Association as it deems appropriate. New VIWO’s Amended and Restated Memorandum and Articles of Association provide that the directors may appoint any person, who need not be a director to any office that may be required (including without limitation, for the avoidance of doubt, one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries), for such period and on such terms, including as to remuneration, as they think fit.

Director Independence and Financial Experts

Upon the consummation of the Business Combination, we expect that a majority of the Board of Directors will be independent under Nasdaq Capital Market’s listing standards. The independent directors, as determined under Nasdaq Capital Market Listing Rules are Jrang Teen, Shuding Zeng and Zhengcai Liu.

Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our board of directors will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Zhengcai Liu qualifies as an “audit committee financial experts” as defined under the rules and regulations of the SEC.

Officer Compensation Following the Business Combination

The policies of New VIWO with respect to the compensation of its executive officers following the Business Combination are expected to be administered by the board of directors of New VIWO in consultation with its compensation committee and governed by employment agreements to be entered into with such officers individually. New VIWO may also rely on data and analyses from third parties, such as compensation consultants, in connection with its compensation programs. New VIWO intends to design and implement programs to provide for compensation that is sufficient to attract, motivate and retain executives of New VIWO and potentially other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Director Compensation

Prior to the Business Combination, VIWO has not adopted a formal policy or plan to compensate its directors. Current members of the Board of VIWO have not received additional compensation for their service as members of the VIWO Board.

The board of directors of New VIWO expects to adopt a nonemployee director compensation program (the “Director Compensation Policy”), which will become effective in connection with the completion of the Business Combination. The Director Compensation Policy will be designed to align compensation with New VIWO’s business objectives and the creation of stockholder value, while enabling New VIWO to attract, retain, incentivize and reward non-employee directors who contribute to the long-term success of New VIWO. The Director Compensation Policy is expected to provide for an annual cash retainer for all non-employee directors, in addition to equity grants determined by the compensation committee and reimbursement for reasonable expenses incurred in connection with attending board and committee meetings. The board of New VIWO expects to review non-employee director compensation periodically to ensure that non-employee director compensation remains competitive such that New VIWO is able to recruit and retain qualified non-employee directors. The amount and form of such compensation has not yet been determined.

Audit Committee

A listed company of the Nasdaq must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3. Upon the effectiveness of the Business Combination, New VIWO will establish an audit committee of the board of directors. Jrang Teen, Shuding Zeng, Zhengcai Liu will serve as members of New VIWO’s audit committee. New VIWO’s board of directors will determine that each of Jrang Teen, Shuding Zeng and Zhengcai Liu meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act. Zhengcai Liu will serve as the chairman of the audit committee.

Each member of the audit committee is financially literate and New VIWO’s board of directors has determined that each qualifies as an “audit committee financial expert” as defined in applicable SEC rules. New VIWO have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	appointing, compensating and overseeing New VIWO’s independent registered public accounting firm;

●	reviewing and approving the annual audit plan for the company and assisting board oversight of (1) the integrity of New VIWO’s financial statements, (2) New VIWO’s compliance with legal and regulatory requirements, (3) New VIWO’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of New VIWO’s internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

●	overseeing the integrity of New VIWO’s financial statements and New VIWO’s compliance with legal and regulatory requirements;

●	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

●	pre-approving all audit services and permitted non-audit services to be performed by New VIWO’s independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) New VIWO receive concerning accounting, internal accounting controls, auditing matters or potential violations of law;

●	monitoring New VIWO’s environmental sustainability and governance practices;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding New VIWO’s financial statements or accounting policies;

●	approving audit and non-audit services provided by New VIWO’s independent registered public accounting firm;

●	discussing earnings press releases and financial information provided to analysts and rating agencies;

●	discussing with management New VIWO’s policies and practices with respect to risk assessment and risk management;

●	reviewing any material transaction between us and New VIWO’s Chief Financial Officer that has been approved in accordance with New VIWO’s Code of Ethics for New VIWO’s officers, and providing prior written approval of any material transaction between us and New VIWO’s President, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding New VIWO’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities; and

●	producing an annual report for inclusion in New VIWO’s proxy statement, in accordance with applicable rules and regulations.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified in a charter to be adopted by us, generally provide that, with regards to persons to be nominated:

●	should possess personal qualities and characteristics, accomplishments and reputation in the business community;

●	should have current knowledge and contacts in the communities in which New VIWO do business and, in New VIWO’s industry, or other industries relevant to New VIWO’s business;

●	should have the ability and willingness to commit adequate time to the board of directors and committee matters;

●	should demonstrate ability and willingness to commit adequate time to the board of directors and committee matters;

●	should possess the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to New VIWO’s needs; and

●	should demonstrate diversity of viewpoints, background, experience, and other demographics, and all aspects of diversity in order to enable the board of directors to perform its duties and responsibilities effectively, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation.

Each year in connection with the nomination of candidates for election to the board of directors, the board of directors will evaluate the background of each candidate, including candidates that may be submitted by New VIWO’s shareholders.

Code of Ethics

New VIWO will adopt a Code of Ethics applicable to New VIWO’s directors, officers and employees upon the closing of the Business Combination. New VIWO filed a copy of New VIWO’s Code of Ethics as an exhibit to the registration statement for New VIWO’s Business Combination. You are able to review this document by accessing New VIWO’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of New VIWO’s board of directors will be provided without charge upon request from us. If New VIWO make any amendments to New VIWO’s Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to New VIWO’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, New VIWO will disclose the nature of such amendment or waiver via press release or posting on New VIWO’s website.

Conflicts of Interest

Under Cayman Islands law, directors owe the following fiduciary duties:

(i)	duty to act in good faith in what the director believes to be in the best interests of the Company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not improperly fetter the exercise of future discretion;

(iv)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(v)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Below is a table summarizing the entities to which New VIWO’s executive officers, directors and director nominees currently have fiduciary duties, contractual obligations or other current material management relationships:

Individual(1)	Entity(2)	Entity’s Business	Affiliation
Zhengcai Liu	Notary Public Accountants (Special General Partnership)	Financial consulting	Partner

Shuding Zeng	Shenzhen Langtaosha Network Technology Co., Ltd.	CELL display technology	President

Jrang Teen	Lingyi Digitization Creative Technology company	Software development technical services	R&D Director & Deputy General Manager

(1)	Each person has a fiduciary duty with respect to the listed entities next to their respective names.
(2)	Each of the entities listed in this table has priority and preference relative to New VIWO’s company with respect to the performance by each individual listed in this table of his or her obligations and the presentation by each such individual of business opportunities.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law allows us to indemnify New VIWO’s directors, officers and auditors acting in relation to any of New VIWO’s affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as New VIWO’s directors, officers and auditors.

Under New VIWO’s Amended and Restated Memorandum and Articles of Association, New VIWO shall indemnify, among other persons, New VIWO’s directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them in or about the conduct of New VIWO’s business or affairs or in the execution or discharge of their or any of their duties, powers, authorities or discretions, except such (if any) as they shall incur or sustain through their own fraud, wilful default or wilful neglect. New VIWO expect to purchase a policy of directors’ and officers’ liability insurance that insures New VIWO’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against New VIWO’s obligations to indemnify New VIWO’s officers and directors.

New VIWO’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) New VIWO have sufficient funds outside of the trust account or (ii) New VIWO consummate an initial business combination.

New VIWO’s indemnification obligations may discourage shareholders from bringing a lawsuit against New VIWO’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against New VIWO’s officers and directors, even though such an action, if successful, might otherwise benefit us and New VIWO’s shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent New VIWO pay the costs of settlement and damage awards against New VIWO’s officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

We will enter into agreements with New VIWO’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in New VIWO’s amended and restated memorandum and articles of association. New VIWO’s amended and restated memorandum and articles of association will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether the Companies Act would permit such indemnification.

We expect to purchase a policy of directors’ and officers’ liability insurance that insures New VIWO’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against New VIWO’s obligations to indemnify New VIWO’s officers and directors. New VIWO’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) New VIWO have sufficient funds outside of the trust account or (ii) New VIWO complete an initial business combination.

New VIWO’s indemnification obligations may discourage shareholders from bringing a lawsuit against New VIWO’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against New VIWO’s officers and directors, even though such an action, if successful, might otherwise benefit us and New VIWO’s shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent New VIWO pay the costs of settlement and damage awards against New VIWO’s officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions of Future Vision

Founder Shares

On February 27, 2024, the Sponsor acquired 1,437,500 ordinary shares (“Founder shares”) for an aggregate purchase price of $25,000, among which, up to 187,500 Founder Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On September 13, 2024, the over-allotment option was exercised and none of the Founder Shares were subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell their Founder Shares (excluding any units or shares comprising the units acquired in the offering) until the earlier to occur of (a) twelve months after the completion of the Company’s initial business combination and (b) upon completion of the Company’s initial business combination, (x) if the last reported sale price of the Company’s ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial business combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the Company’s initial business combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees would be subject to the same restrictions and other agreements of our sponsor, directors and executive officers with respect to any founder shares.

Promissory Note — Related Party

On February 22, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $500,000 (the “Promissory Note”) to be used for a portion of the expenses for the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) September 30, 2024 or (2) the closing of the IPO. The loan will be repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account.

The Company had borrowed $375,000 under the Promissory Note with the Sponsor for its IPO. Shortly after completion of the IPO, such amount was fully repaid. As of December 31, 2024, no amounts under the Promissory Note have been drawn.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it intends to repay such loaned amount at closing. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, the Company’s officers and directors, or the Company’s or their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Placement Units.

As of December 31, 2024, the Company had no borrowings under the Working Capital Loans.

Administrative Services Arrangement

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

For the period from January 30, 2024 (inception) through December 31, 2024, the Company has accrued $36,333 for the service provided by the Sponsor and as of December 31, 2024, the Company had amount due to related parties of $36,333. The amount due to related parties is non-interest bearing and due on demand.

Other than equity provided to our Sponsor, no compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Certain Transactions of VIWO

The following is a list of related parties which VIWO has transactions with:

Name of Related Party	Nature of Relationship
Shenzhen Weiyixin Technology Co., Ltd (“SZ Weiyixin”)	Under common control of MicroAlgo Inc.
VIYI Technology Limited (“VIYI HK”)	Under common control of MicroAlgo Inc.
Chaozhu Chen(i)	Corporate representative of Tapuyu
CDDI CAPITAL LTD (“CDDI”)(ii)	Shareholder of VIWO

(i)	On December 22, 2022, Chaozhu Chen, the corporate representative of Tapuyu, provided guarantee to a line of credit agreement with Bank of China for a revolving credit facility of RMB 10,000,000 for Tapuyu.
(ii)	CDDI’s parent company is MicroAlgo, Inc., and MicroAlgo’s parent company is WiMi Hologram Cloud Inc. These are also related parties of VIWO. There have been no related party transactions between VIWO and these affiliated entities in the last three completed fiscal years through October 1, 2021.

Amount due to related parties consisted of the following for the periods indicated:

	September 30	September 30,	September 30,	September 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
SZ Weiyixin(i)	3,020,000	74,640,000	49,030,000	6,996,889
CDDI(ii)	-	-	4,575,832	653,000
VIYI HK(iv)	-	2,527,290	-	-
Total related party transactions with entities controlled by MicroAlgo	3,020,000	77,167,290	53,605,832	7,649,889

Chaozhu Chen(iii)	788,632	606,640	424,648	60,600

Total amount due to related parties	3,808,632	77,773,930	54,030,480	7,710,489
Less: current portion of amount due to related parties	(181,992)	(201,992)	(181,992)	(25,971)
Total amount due to related parties, non-current	3,626,640	77,571,938	53,848,488	7,684,518

(i)	From August 15, 2021 to September 30, 2024, VIWO successively borrowed an aggregate amount of RMB 95,590,000 for three years from SZ Weiyixin, which were subject to an interest-free term and were intended entirely as working capital support. As of September 30, 2022, 2023 and 2024, RMB nil, RMB nil and RMB 46,560,000 were repaid, and RMB 3,020,000, RMB 74,640,000 and RMB 49,030,000 were outstanding, respectively.
(ii)	This balance was loan borrowing from related party, which were intended entirely as working capital support. This loan is unsecured and non-interest bearing and is payable on March 19, 2027. On December 19, 2024, the loan of USD 653,000 was paid off.

(iii)	This balance was nontrade payables arising from transactions between VIWO and the related party, this loan was intended entirely as capital expenditure support. This balance is unsecured and is payable with an interest rate at 4.72% on an installment ending January 31, 2027. As of September 30, 2024, the carrying amounts of the current portion and the non-current portion were RMB 181,992 and RMB 242,656, respectively. The interest expenses for the years ended September 30, 2022, 2023 and 2024 were approximately RMB 24,273, RMB 36,398 and RMB 36,398, respectively.
(iv)	This balance was loan borrowing from related party, which was intended entirely as working capital support. This loan is unsecured and non-interest bearing and is payable on demand.

During the years ended September 30, 2022, 2023 and 2024, VIWO obtained approximately RMB 3,930,000, RMB 74,147,290 and RMB 27,085,832 from related parties and repaid RMB 121,368, RMB 181,992 and RMB 50,829,280, respectively.

The officers and directors of VIWO pre, or post-business combination are not officers and directors of MicroAlgo or any of the entities controlled by them.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our Board of Directors who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our Sponsor unless we obtain an opinion from an independent investment banking firm that the Business Combination is fair to our unaffiliated shareholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or Sponsor, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT PRIOR TO THE BUSINESS COMBINATION

The following table sets forth as of the Record Date the number of Future Vision Ordinary Share beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of our issued and outstanding Ordinary Share (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. As of the Record Date, we had 7,544,000 Ordinary Share issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Share beneficially owned by them.

The following table sets forth information regarding the beneficial ownership of our Ordinary Share as of the Record Date by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Share;

●	each of our officers and directors; and

●	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Share beneficially owned by them. The following table does not reflect beneficial ownership of the rights included in the units offered by this proxy statement or the included the private placement as these rights are not convertible within 60 days of the date of this proxy statement.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares
Greater than 5% Holders
HWei Super Speed Co., Ltd(2)	1,736,500	23.01%

Directors and Named Executive Officers
Danhua Xu
Caihong Chen
Zheng “Terrence” Wu
Shuding Zeng
Lei Xiong
All executive officers and directors as a group (5 individuals)

(1)	Unless otherwise noted, the business address of each of our shareholders is Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China.
(2)	Each of our officers and directors is a shareholder of our sponsor; however, only our Chairman and Chief Financial Officer have voting securities in our sponsor and are the directors of our sponsor. The address for our sponsor is Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China.

Prior to the business combination VIWO had 100,000,000 ordinary shares issued and outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
CDDI Capital Ltd	55,000,000	55%
Unico Group Holding CO.,Limited	10,000,000	10%
Tapyu Investment Limited	10,000,000	10%
Wu Yue Investment LTD	9,000,000	9%
Vlog Technology Limited	8,000,000	8%
Innovation Spark Technology Limited	8,000,000	8%
Total	100,000,000	100%

Presently, our Sponsor beneficially own approximately 23.01% of the issued and outstanding Ordinary Shares. Because of the ownership block held by our founders, officers and directors, such individuals may be able to effectively exercise influence over all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions other than approval of our initial business combination.

Holders of our public shares will not have the right to appoint any directors to our board of directors prior to our initial business combination. Because of this ownership block, our Sponsor may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our amended and restated memorandum and articles of association and approval of significant corporate transactions including our initial business combination.

The holders of the founder shares have agreed (a) to vote any founder shares owned by it in favor of any proposed business combination and (b) not to redeem any founder shares in connection with a shareholder vote to approve a proposed initial business combination. Our sponsor and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Restrictions on Transfers of Founder Shares and Placement Units

The founder shares and placement units are each subject to transfer restrictions pursuant to lock-up provisions in the agreements entered into by our sponsor and management team at the closing of our IPO.

Our sponsor, directors and each member of our management team have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) twelve months after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The placement units and their component securities are not transferable or salable until 30 days after the completion of our initial business combination. The foregoing restrictions are not applicable to transfers (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members or partners of our sponsor or its affiliates, any affiliates of our sponsor, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the completion of a business combination at prices no greater than the price at which the founder shares or placement units, as applicable, were originally purchased; (f) by virtue of the limited partnership agreements or other applicable organizational documents of our sponsor upon dissolution of our sponsor; (g) as distributions to limited partners or members of our sponsor; (h) by virtue of the laws of the Cayman Islands or of our sponsor’s organizational documents upon liquidation or dissolution of our sponsor; (i) to the company for no value for cancellation in connection with the completion of our initial business combination; (j) in the event of our liquidation prior to the completion of our initial business combination; or (k) in the event of our completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (h), or with the prior written consent of the Company, these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we will repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the placement units. The terms of such loans by our sponsor, officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Our executive officers and directors, and HWei Super Speed Co., Ltd, are our “promoters,” as that term is defined under the federal securities laws.

SECURITY OWNERSHIP OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

The following table sets forth information regarding the beneficial ownership of New VIWO Ordinary Shares immediately after the consummation of the Business Combination assuming that no public shares are redeemed, and alternatively, that 5,750,000 public shares are redeemed, by:

●	each person known to New VIWO who will be the beneficial owner of more than 5% of any class of its shares immediately after the Business Combination;

●	each of its officers and directors;

●	each person who will become an executive officer and director of the post-combination company; and

●	all of its officers and directors as a group.

The following table also assumes the following: (i) a $100 million merger valuation, and (ii) the conversion of the Future Vision Public Rights and Private Rights into 604,900 Future Vision Ordinary Share, and (iii) 28,750 Ordinary Shares issuable as deferred underwriting commission of the IPO. Unless otherwise indicated, Future Vision believes that all persons named in the table will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all Future Vision securities beneficially owned by them.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Future Vision believes, based on the information furnished to it as of the Record Date, that the persons and entities named in the table below will have, immediately after the consummation of the Business Combination, sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on Future Vision issuing in the Business Combination approximately 9,950,250 New VIWO Ordinary Shares. Using those assumptions and further assuming no additional issuances of Future Vision shares, there will be approximately 12,377,899 New VIWO Ordinary Shares outstanding upon consummation of the Business Combination if the maximum number of redemptions occurs and approximately 18,127,899 New VIWO Ordinary Shares outstanding upon consummation of the Business Combination if no redemptions occur.

	Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
HWei Super Speed Co., Ltd(1)	1,766,400	9.74%	1,766,400	14.27%
CDDI Capital Ltd(2)	5,472,637	30.19%	5,472,637	44.21%
Unico Group Holding Co., Limited(3)	995,025	5.49%	995,025	8.04%
Tapyu Investment Limited(4)	995,025	5.49%	995,025	8.04%
Wu Yue Investment Limited(5)	895,523	4.94%	895,523	7.23%
Vlog Technology Limited(6)	796,020	4.39%	796,020	6.43%
Innovation Spark Technology Limited(7)	796,020	4.39%	796,020	6.43%

Directors and Named Executive Officers(8)
Fidel Yang	-	-	-	-
Eric Wu	-	-	-	-
Shuding Zeng	-	-	-	-
Jrang Teen	-	-	-	-
Zhengcai Liu	-	-	-	-
All directors and executive officers as a group (five individuals)	-	-	-	-

(1)	Each of Future Vision officers and directors is a shareholder of the sponsor; however, only Future Vision’s Chairman and Chief Financial Officer have voting securities in the sponsor and are the directors of the sponsor. The address for the sponsor is Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China.
(2)	Jie Zhao, the ultimate beneficial owner of CDDI Capital Ltd, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. MicroAlgo Inc. holds 100% of the CDDI’s shares, and Jie Zhao controls 36% of the voting power of MicroAlgo through WiMi, a company in which Jie Zhao controls 64.3% of the voting power, therefore, Jie Zhao indirectly controls 36% of the voting power of CDDI. The address of the shareholder is Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China.
(3)	Xiaoxue Li, the ultimate natural beneficial owner of the Unico Group Holding Co., Limited, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. The address of the shareholder is Mandar House,3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.
(4)	Huimin Zheng, the ultimate natural beneficial owner of Tapyu Investment Limited, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. The address of the shareholder is Sea Meadow House, P.O.Box 116,Road Town, Tortola, British Virgin Islands.
(5)	Chanyaphak Buariew, the ultimate natural beneficial owner of Wu Yue Investment Ltd, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. The address of the shareholder is P.O.Box 905,Quastisky Building, Road Town, Tortola, British Virgin Islands.
(6)	Jiahui Lu, the ultimate natural beneficial owner of Vlog Technology Limited, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. The address of the shareholder is P.O.Box 905,Quastisky Building, Road Town, Tortola, British Virgin Islands.
(7)	Mendoza Joy Ellan, the ultimate natural beneficial owner of Innovation Spark Technology Limited, has ultimate voting and dispositive power over the shares held by such entity and therefore may be deemed to be the ultimate beneficial owner of the securities held by such entity. The address of the shareholder is P.O.Box 905,Quastisky Building, Road Town, Tortola, British Virgin Islands.
(8)	Unless otherwise noted, the business address of each of New VIWO’s Directors and Named Executive Officers is 1002(28), 10th Floor, West Tanzhou Building, 1 Chang ‘an Street, Miyun District, Beijing, China (100000).

DESCRIPTION OF NEW VIWO’S SECURITIES

The following description of the material terms of the securities of New VIWO includes a summary of specified provisions of the Proposed Charter that will be in effect on the Closing Date and immediately prior to the Effective Time. This description is qualified by reference to the Proposed Charter, the form of which is attached hereto as Annex B. In this section, the terms “we”, “our” or “us” refer to New VIWO following the consummation of the Business Combination, and all capitalized terms used in this section are as defined in the Proposed Charter, unless elsewhere defined herein.

General

We are a Cayman Islands exempted company and our affairs are governed by the Proposed Charter, the Companies Act and the common law of the Cayman Islands.

Pursuant to our Proposed Charter, our authorized share capital will be US$50,000.00 divided into 500,000,000.00 ordinary shares of US$0.0001 each.

The following description summarizes certain terms of our shares as will be set out more particularly in our Proposed Charter, when adopted. Because it is only a summary, it may not contain all the information that is important to you.

All of New VIWO’s issued and outstanding ordinary shares as of the completion of the Business Combination will be fully paid and non-assessable.

New VIWO’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. The Proposed Charter prohibits New VIWO from issuing bearer shares and all New VIWO ordinary shares will be issued in registered form, which will be deemed issued when registered in New VIWO’s register of members.

New VIWO will maintain a register of its members and a shareholder will only be entitled to a share certificate if the board of directors of New VIWO resolves that share certificates be issued.

Dividends

The holders of New VIWO ordinary shares are entitled to receive such dividends as may be declared by the board of directors, subject to the Proposed Charter and the Cayman Islands Companies Act. In addition, New VIWO shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the board of directors. Under Cayman Islands law, dividends may be paid only out of funds which are lawfully available for that purpose, and New VIWO may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Voting at any meeting of shareholders will be decided by poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

Every shareholder present at a meeting of shareholders shall have one vote for each New VIWO ordinary share of which he is the holder, unless any such share carries special voting rights.

All proposals submitted at a meeting shall be decided by an ordinary resolution except where a greater majority is required by the Proposed Charter or by the Cayman Islands Companies Act. In the case of an equality of votes, the chairperson of the meeting shall be entitled to a second or casting vote.

An ordinary resolution to be passed by the shareholders will require a simple majority of the votes by the shareholder of New VIWO as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general or extraordinary meeting of New VIWO held in accordance with the Proposed Charter, while a special resolution will require a majority of at least two-thirds of the votes by the shareholders of New VIWO as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general or extraordinary meeting of New VIWO held in accordance with the Proposed Charter.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Proposed Charter, the rules or regulations of any stock exchange on which the New VIWO ordinary shares are then listed and any relevant securities laws, New VIWO shareholders may freely transfer all or any of their New VIWO Ordinary Shares by an instrument of transfer in any usual or common form or in a form prescribed by such stock exchange or in any other form approved by the board of directors of New VIWO.

Where the shares in question are not listed on or subject to the rules of a stock exchange, but subject to any rights and restrictions for the time being attached to any share, the directors of New VIWO may decline to register any transfer of any share which is not fully paid up or on which New VIWO has a lien. The New VIWO directors may also decline to register any transfer of a share if such transfer would breach or cause a breach of: (i) the rules of any applicable stock exchange; or (ii) applicable law or regulation. The directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with New VIWO, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors of New VIWO may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

●	the shares transferred are fully paid up and free of any lien in favor of New VIWO; and

●	a fee of such maximum sum as the applicable stock exchange may determine to be payable, or such lesser sum as the board of directors of New VIWO may from time to time require, is paid to New VIWO in respect thereof.

If the board of directors of New VIWO refuses to register a transfer of any such shares not listed on or subject to the rules of a stock exchange, they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Register of Members

Under the Cayman Islands Companies Act, New VIWO must keep a register of members and there will be entered therein:

●	the names and addresses of the shareholders and a statement of the shares held by each shareholder, which shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid, on the shares of each shareholder; (iii) confirm the number and category of shares held by each shareholder; and confirm whether each relevant category of shares held by a shareholder carries voting rights under the articles of association of New VIWO, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of New VIWO will be a prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members will be deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the closing of the Business Combination, the register of members will be immediately updated to record and give effect to the issuance of shares by New VIWO to the custodian or its nominee. Once the register of members of New VIWO has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of New VIWO, the person or shareholder aggrieved (or any shareholder of New VIWO or New VIWO itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Liquidation

If New VIWO is wound up, the shareholders may, subject to the Proposed Charter and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	divide in specie among the shareholders the whole or any part of New VIWO’s assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders of New VIWO in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to New VIWO the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

New VIWO will have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien will be for all monies payable to New VIWO by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time, the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Proposed Charter.

New VIWO may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the Proposed Charter) and, within 14 clear days of the date on which the notice is deemed to be given under the Proposed Charter, such notice has not been complied with.

Forfeiture or Surrender of Ordinary Shares

If a shareholder fails to pay any capital call, the directors of New VIWO may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by New VIWO due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to New VIWO all monies which at the date of forfeiture were payable by him to New VIWO in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption and Purchase of Ordinary Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, and, where applicable, the rules of a relevant stock exchange, any competent regulatory authority or otherwise under applicable laws, New VIWO may by action of its directors:

●	issue shares that are to be redeemed or liable to be redeemed, at the option of New VIWO or the shareholder holding those redeemable shares, on the terms and in the manner the directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of New VIWO on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of New VIWO shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

New VIWO may make a payment in respect of the redemption or purchase of the New VIWO shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares

If at any time the share capital of New VIWO is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) of the issued shares of that class are present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

General Meetings of Shareholders

New VIWO may (but shall not be obliged to, unless required by the applicable rules of an applicable stock exchange) in each year hold an annual general meeting, which, if held, shall be convened by the directors, in accordance with the Proposed Charter. At least seven (7) clear days’ notice shall be given for any general meeting to shareholders. All general meetings other than annual general meetings shall be called extraordinary general meetings and New VIWO shall specify the meeting as such in the notices calling it. The directors of New VIWO may call a general meeting at any time. Additionally, the board of directors of New VIWO must convene an extraordinary general meeting upon the requisition of shareholders holding at least forty per cent (40%) of the rights to vote attaching to all issued and outstanding shares of New VIWO that as at the date of the deposit of the requisition shares carry the right to vote at general meetings of New VIWO.

Inspection of Books and Records

Holders of New VIWO ordinary shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records.

Changes in Share Capital

Subject to the Cayman Islands Companies Act, New VIWO may from time to time by ordinary resolution:

●	increase the share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any share capital into shares of a larger amount than existing shares;

●	convert all or any paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

●	sub-divide its existing shares or any of them into shares of a smaller amount so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of that ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, New VIWO may by special resolution reduce its share capital in any way.

Anti-Takeover Provisions

Some provisions of the Proposed Charter may discourage, delay or prevent a change of control of New VIWO or management that shareholders may consider favorable, including provisions that authorize New VIWO’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares.

New VIWO’s Proposed Charter requires an ordinary resolution to remove any director and requires a special resolution to amend the Proposed Charter. These provisions of New VIWO’s Proposed Charter and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by the New VIWO board or on the requisition of the holders of shares carrying at least 40% of the rights to vote at a shareholder meeting of New VIWO, and in turn delay the ability of shareholders to force consideration of a proposal or take action. However, under Cayman Islands law, New VIWO’s directors may only exercise the rights and powers granted to them under the Proposed Charter for a proper purpose and for what they believe in good faith to be in the best interests of Proposed Charter.

Exempted Company

New VIWO is an exempted company with limited liability incorporated under the laws of Cayman Islands. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to make its register of members open to inspection by shareholders of that company;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Our Transfer Agent

The transfer agent for New VIWO ordinary shares is Transhare Corporation. New VIWO has agreed to indemnify Transhare in its role as transfer agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Cayman Islands Companies Act. The Cayman Islands Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Islands Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is permitted by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two-thirds of the votes of shareholders, who, being entitled to do so, attend and vote at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the votes at a general meeting of a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained unless the Grand Court of the Cayman Islands waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is existing, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding and no order has been made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Cayman Islands Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting from the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days immediately following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice of authorization to each shareholder who made a written objection; (c) a shareholder must, within 20 days immediately following of the date on which such notice from the constituent company is given, give the constituent company a written notice of his decision to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days immediately following the date of the expiration of the period set out in paragraph (c) above or seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value and if the company and the dissenting shareholder agree the price within 30 days immediately following the date on which the offer is made, the company must pay the shareholder such amount; and (e) if the company and the dissenting shareholder fail to agree a price within the period specified in paragraph (d), within 20 days immediately following the date on which such period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value of the shares of the dissenting shareholders and such petition must be accompanied by a verified list of the names and addresses of the dissenting shareholders who have filed notice under paragraph (c) and with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the Grand Court of the Cayman Islands has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under the Companies Act or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such as a businessman would reasonably approve by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offer or may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Shareholders’ Suits

In principle, New VIWO will normally be the proper plaintiff to sue for a wrong done to it as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

●	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Merger Consideration Shares

Future Vision will issue 9,520,250 ordinary shares of New VIWO to existing shareholders of VIWO in connection with the Business Combination. All of the ordinary shares of New VIWO issued in connection with the Business Combination are expected to be freely transferable by persons other than by New VIWO’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up or other contractual restrictions described below. Sales of substantial amounts of the New VIWO ordinary shares in the public market could adversely affect prevailing market prices of the New VIWO ordinary shares.

Lock-Up Agreement

VIWO shareholders

VIWO Shareholders will enter into a lock up agreement with respect to the Consideration Shares to be received by the VIWO Shareholders after the consummation of the Business Combination.

The lock up agreement provides for a Company performance-based release mechanism:

Two-Year Lock-Up Period

Company Shareholders’ Consideration Shares will be eligible for release after two (2) years from the Effective Time of the Business Combination if VIWO Inc. achieves an audited gross revenue growth of twenty percent (20%) by the end of the first fiscal year and thirty percent (30%) by the end of the second fiscal year, or a compounded growth rate of 24.96% year over year for the two-year period.

Three-Year Lock-Up Period

If the Company fails to achieve the two-year revenue growth, then Company Shareholders’ Consideration Shares will be eligible for release after three (3) years if VIWO Inc. achieves an audited gross revenue growth of 126.2% by the end of the third fiscal year, representing a compounded growth rate of 28.46% year over year.

Alternatively, after the third fiscal year, Company Shareholders may require the Company to release their Consideration Shares by the forfeiture of ten percent (10%) of the Consideration Shares received by each Company Shareholder.

The lock up is subject to customary exceptions and carve-outs, such as transfers to the shareholders of Company Shareholders, by gift to immediate family members or by court order, or by virtue of the laws of descent, in each case if the transferee agrees to be bound by the terms of the lock up agreement.

Founder Shares

Except as described herein, our sponsor, officers and directors have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (a) twelve months after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the last reported sale price of our ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Registration Rights

The holders of the founder shares, placement units (including securities contained therein), public units (including securities contained therein) that may be issued upon conversion of working capital loans, any ordinary shares issuable upon the exercise of the placement rights any ordinary shares and rights (and underlying ordinary shares) that may be issued upon conversion of the units issued as part of the working capital loans will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering, requiring us to register such securities for resale. The holders of these securities are entitled to make up to two demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, the underwriters may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement of which this prospectus forms a part and may not exercise their demand rights on more than one occasion. We will bear the expenses incurred in connection with the filing of any such registration statements.

However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the founder shares, as described in the following paragraph, and (ii) in the case of the placement rights, 30 days after the completion of our initial business combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. We will bear the expenses incurred in connection with the filing of any such registration statements.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 7,544,000 Future Vision Ordinary Shares outstanding. Of these shares, 5,750,000 shares sold in the initial public offering of Future Vision are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 1,794,000 shares owned collectively by the Sponsors and the IPO Underwriter are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 6,049,000 Future Vision Rights outstanding, consisting of 5,750,000 Public Rights and 299,000 Private Rights. Each Future Vision Right is convertible into 1/10th of one ordinary share upon the consummation of the Business Combination, in accordance with the terms of the Rights Agreement. The Public Rights and are freely tradable, except for any Public Rights purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act.

As a result, our initial shareholders will be able to sell their founder shares and placement units (including component securities contained therein), as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

The Cayman Islands has a less exhaustive body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

New VIWO have been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against New VIWO judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and (ii) entertain original actions brought in each respective jurisdiction against New VIWO or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Hong Kong

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Mainland China

As of the date of this prospectus, there is uncertainty as to whether the courts of mainland China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are mainly provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or in reciprocity between jurisdictions. Accordingly, there is uncertainty whether courts of mainland China will recognize or enforce judgments of United States or Cayman Islands Courts because mainland China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. Further, under Chinese Civil Procedure Law, Chinese courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Under the PRC Civil Procedure Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedure Law.

All of the Company’s directors reside in China including its current directors, Danhua Xu, our Chief Executive Officer and Chairwoman, and Caihong Chen, our Chief Financial Officer and Director, as do our three independent director nominees, Zheng “Terrence” Wu, Shuding Zeng, and Lei Xiong.

As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It will also be costlier and time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, you will be required to apply to the Hong Kong High Court to enforce a foreign judgment for which you will be required to engage a local counsel to facilitate or prepare the application, together with its various supporting documents. You will then be required to go through the standard litigation process to sue on the judgment as a debt. In addition, a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may also not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside. As such, it may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

As a result of the foregoing, public shareholders may have more difficulty in protecting their interests in the face of actions taken against the management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States-based company.

Special Considerations for Exempted Companies

New VIWO is an exempted company with limited liability (meaning our public shareholders have no liability, as members of the Company, for liabilities of the Company over and above the amount paid for their shares) under the Cayman Islands Companies Act. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection by shareholders of that company;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

LEGAL MATTERS

The validity of the securities offered by this Prospectus is being issued to the VIWO shareholders and certain other Cayman Islands legal matters will be passed upon for Future Vision by Ogier. Concord Sage PC, counsel for Future Vision, represented Future Vision in connection with the merger and the preparation of this proxy statement/prospectus. China Commercial Law Firm counsel for Future Vision, represented Future Vision in connection with the merger and preparation of this proxy statement with respect to certain PRC law matters.

L&C LAW GROUP counsel for VIWO, represented VIWO in connection with the merger and the preparation of this proxy statement/prospectus. Yingdong Law Firm, counsel for VIWO, represented VIWO in connection with the merger and preparation of this proxy statement with respect to certain PRC law matters.

Ogier, represented VIWO in connection with the merger and provided its assistance with the preparation of this proxy statement/prospectus with respect to certain Cayman Islands law matters.

EXPERTS

The consolidated financial statements of VIWO Technology Inc. as of September 30, 2023 and 2024 and for the year then ended included in this proxy statement have been audited by Simon & Edward, LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein. Such consolidated financial statements have been so included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Future Vision II Acquisition Corp. as of the period from January 30, 2024 (date of formation) to September 30, 2024 have been reviewed by ZH CPA, LLC, an independent registered public accounting firm.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

The Future Vision Board knows of no matter other than those described herein that will be presented for consideration at the Shareholder Meeting. However, should any other matters properly come before the Shareholder Meeting or any adjournments or postponements thereof, it is the intention of the person(s) named in the accompanying proxy to vote in accordance with their best judgment in the interests of Future Vision.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Future Vision is subject to the informational requirements of the Exchange Act, and is required to file reports, proxy statements and other information with the SEC. You can read Future Vision’s SEC filings, including this proxy statement, over the Internet at the SEC’s website at http://www.sec.gov. If you would like to request a copy of this proxy statement or the documents attached as annexes to this proxy statement, or if you have questions about the business combination or the proposals to be presented at the extraordinary general meeting, you should contact the Company by writing to or calling us at the following address and telephone number and we will provide the requested documents to you without charge:

Future Vision II Acquisition Corp.

Xiandai Tongxin Building, 201 Xin Jinqiao Road, Rm 302, Pudong New District, Shanghai, China

Attn: Chief Financial Officer

Telephone: +86 136 0300 0540

You may also obtain these documents by requesting them in writing or by telephone from the Company’s proxy solicitation agent at the following address and telephone number:

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If you are a shareholder of the Company and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement relating to Future Vision has been supplied by Future Vision, and all such information relating to VIWO has been supplied by VIWO. Information provided by either Future Vision or VIWO does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of Future Vision for the extraordinary general meeting. Neither Future Vision nor VIWO has authorized anyone to give any information or make any representation about the Business Combination, Future Vision or VIWO that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement speaks only as of the date of this proxy statement, unless the information specifically indicates that another date applies.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

Annex A

Confidential

MERGER AGREEMENT

Dated as of

November 28, 2024

by and among

VIWO Technology Inc.,

Future Vision II Acquisition Corp., and

Future Vision II Acquisition Merger Subsidiary Corp.

A-1

i

ii

iii

iv

Annex 1	Allocation Statement

Annex 2	Plan of Merger

Exhibit A	Form of Non-competition and Non-solicitation Agreement

Exhibit B	Form of Company Transaction Support Agreement

Exhibit C	Form of Memorandum and Articles of Association

v

MERGER AGREEMENT

This MERGER AGREEMENT (the “Agreement”), dated as of November 28, 2024 (the “Signing Date”), by and among VIWO Technology Inc., a Cayman Islands exempted company (the “Company”), Future Vision II Acquisition Corp., a Cayman Islands exempted company (the “Purchaser”) and Future Vision II Acquisition Merger Subsidiary Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”).

RECITALS

WHEREAS, Purchaser is a blank check company under the United States’ federal securities laws and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed entity and was formed for the purpose of effectuating the Merger (as defined below);

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”), the parties hereto desire and intend to effect a business combination transaction whereby the Merger Sub will merge with and into the Company, with the Company being the surviving entity (the Company is hereinafter referred to for the periods from and after the Merger Effective Time (as defined below) as the “Surviving Corporation”) and becoming a wholly owned Subsidiary of Purchaser (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and the Cayman Companies Act. Simultaneously with the Closing, the Purchaser will change its name to “VIWO Inc.”;

WHEREAS, for U.S. Federal income tax and applicable state income tax purposes, (a) the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder;

WHEREAS, simultaneously with the execution of this Agreement, the Purchaser, the Company, and all of the Company Shareholders have entered into a voting and transaction support agreement in the form attached hereto as Exhibit B (“Company Transaction Support Agreement”) whereby the Company’s Shareholders holding all of the voting securities of the Company shall agree that in the event that any Company Shareholders or their respective Affiliates own or control any Purchaser Ordinary Shares prior to the vote at the Purchaser’s Shareholders’ Meeting (as defined below) to approve the Merger and the Transactions, they shall vote or cause to be voted all such Purchaser Ordinary Shares then held by them or their respective Affiliates in favour of the Merger and the Transactions and shall not redeem any such Purchaser Ordinary Shares;

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WHEREAS, in connection with the Closing, the Purchaser, the Company and each of the Company Shareholders (as defined below) will enter into a non-compete and non-solicitation agreement substantially in the form attached hereto as Exhibit A (collectively, the “Non-Compete Agreements”).

WHEREAS, the boards of directors of each of the Purchaser, the Merger Sub and the Company have determined that the Merger is fair to, and in the best interests of, their respective companies and their respective shareholders and respectively resolved to recommend the adoption of this Agreement by Purchaser Shareholders and Company Shareholders, as the case may be;

WHEREAS, in furtherance of the Transactions, Purchaser shall provide an opportunity to the Purchaser Shareholders to have their Purchaser Ordinary Shares redeemed for consideration on the terms and subject to the conditions set forth in the Purchaser Organizational Documents and the Trust Agreement in conjunction with obtaining the Purchaser Shareholders’ Approval.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I.

DEFINITIONS

The following terms, as used herein, have the following meanings:

“Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

“Additional Purchaser SEC Documents” has the meaning given to such term in Section 5.12.

“Adjournment Proposal” has the meaning given to such term in Section 6.5(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Allocation Statement” has the meaning given to such term in Section 3.1.

“Alternative Proposal” has the meaning given to such term in Section 6.2.

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“Alternative Transaction” has the meaning given to such term in Section 6.2.

“Arbitrator” has the meaning given to such term in Section 10.1.

“Anti-Corruption Laws” means, collectively, the Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, the anti-corruption and anti-bribery Laws of the PRC for the prevention of punishment of public or commercial corruption or bribery, including the PRC Criminal Law and the PRC Anti-Unfair Competition Law, OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the UN Convention against Corruption, United States Currency, Foreign Transactions Reporting Act of 1970, as amended, and any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, federal, state, or local.

“Balance Sheet Date” means September 30, 2024.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business Combination Proposal” has the meaning given to such term in Section 6.5(a).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York or the PRC are authorized to close for business.

“Cayman Companies Act” has the meaning given to such term in the Recitals.

“Change of Name Proposal” has the meaning given to such term Section 6.5(a).

“Closing” has the meaning given to such term in Section 2.2.

“Closing Date” has the meaning given to such term in Section 2.2.

“Closing Payment Shares” means, with respect to a Company Shareholder, such number of the Consideration Shares to be received by such Company Shareholder at Closing, in each case as set forth opposite of each Company Shareholder’s name in the Allocation Statement and subject to any adjustments made pursuant to Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

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“Company Balance Sheet” has the meaning given to such term in Section 4.8(a).

“Company Disclosure Schedule” has the meaning given to such term in Article IV.

“Company Group” means, collectively, the Company and its Subsidiaries.

“Company Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company Group and its business, taken as a whole, whether or not arising from transactions in the Ordinary Course of business, provided, however, that “Company Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any changes in applicable Laws or accounting rules or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (viii) any natural or man-made disaster or acts of God; or (ix) any failure by the Company Group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures, subject to the other provisions of this definition, shall not be excluded).

“Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

“Company Shares” means shares in the share capital of the Company.

“Company Shareholder” means the holders of the Company Shares.

“Company Shareholders’ Approval” the Company shall use reasonable best efforts to solicit and obtain the approval of the Merger and Transactions, by the requisite number of holders of Company Shares, as promptly as practicable following the effective date of the Registration Statement/Proxy.

“Company Transaction Expenses” means all fees, costs and expenses of the Company incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with at or prior to the Closing, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the Company, whether paid or unpaid as of the Closing.

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“Consideration Shares” means such number of Purchaser Ordinary Shares equal to the Valuation divided by SPAC Per Share Redemption Price, rounded up to the nearest whole share.

“Contracts” means all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 6.1 after the date hereof and prior to the Closing.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“CSRC” means the China Securities Regulatory Commission.

“CSRC Filing” means the filing of all necessary filings with the CSRC will have been obtained and be in full force and effect.

“D&O Indemnified Parties” has the meaning given to such term in Section 8.5.

“Effective Time” has the meaning given to such term in Section 2.2.

“Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Statements” has the meaning given to such term in Section 4.8(a).

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time

5

“Governmental Approval” means each and any of consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority.

“Government Official” means (a) an officer or employee of any national, regional, local or other component of government, (b) a director, officer or employee of any entity in which a government or any component of a government possesses a majority interest; (c) a political party or political party official; and (e) any individual who is acting in an official capacity for any government, component of a government, or political party.

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“IPO” means the initial public offering of Purchaser pursuant to the IPO Prospectus.

“IPO Prospectus” means the prospectus of Purchaser’s offering of 5,750,000 units (including the exercised over-allotment option) dated September 12, 2024 and filed with the SEC (Registration No. 333-280356).

“IPO Sponsor” means Hwei Super Speed Co., Ltd.

“Indebtedness” with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (c) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (d) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (e) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” but excluding payables arising in the Ordinary Course, (f) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (e), and (g) all Indebtedness of another Person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally.

6

“Indemnification Notice” has the meaning given to such term in Section 12.2.

“Indemnified Party” has the meaning given to such term in Section 12.1.

“Indemnifying Party” has the meaning given to such term in Section 12.1.

“Intellectual Property Right” means any and all intellectual property, industrial property, and proprietary rights worldwide, whether registered or unregistered, including rights in and to the following in any jurisdiction throughout the world: (a) all patents and utility models and inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures and all improvements thereto (“Patents”), (b) all trademarks, service marks, certification marks, collective marks, trade dress, logos, slogans, trade names, corporate and business names, and other indicia of source, including all goodwill symbolized thereby or associated therewith (“Trademarks”), (c) Internet domain names and rights of publicity and in social media usernames, handles, and accounts; (d) all works of authorship, copyrightable works, all copyrights and related rights (“Copyrights”), (e) all designs, industrial designs and mask works (“Designs”), (f) all trade secrets, know-how, proprietary information (such as processes, techniques, formulae, compositions, data analytics, source code, models and methodologies), business or financial information (such as customer and supplier lists, pricing and cost information and business and marketing plans and proposals), technical or engineering information (such as technical data, algorithms, designs, drawings and specifications) and other non-public or confidential information (“Trade Secrets”), (g) Technology, (h) Software, (i) any registrations or applications for registration for any of the foregoing, and any provisionals, divisionals, continuations, continuations-in-part, renewals, reissuances, revisions, re-examinations and extensions of any of the foregoing (as applicable), each of which shall be deemed to be included in Patents, Copyrights, Trademarks, Designs or the foregoing clause (c), as applicable, and (j) analogous rights to those set forth above.

“Intended Tax Treatment” has the meaning given to such term in the Recitals.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

“Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

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“Losses” has the meaning given to such term in Section 12.1.

“Material Contracts” has the meaning given to such term in Section 4.13(a).

“Merger” has the meaning given to such term in the Recitals.

“Merger Sub Share” has the meaning given to such term in Section 5.7(b).

“Non-Compete Agreements” has the meaning given to such term in the Recitals.

“Officer Appointment Proposal” has the meaning given to such term in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the normal day-to-day operations of such Person, including any reasonable actions taken or refrained from being taken in good faith in response to COVID-19, any COVID-19 Measures or any change in such COVID-19 Measures or interpretations whether taken prior to or following the date of this Agreement.

“Outside Closing Date” has the meaning given to such term in Section 11.1.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Organizational Documents Proposal” has the meaning given to such term in Section 6.5(a).

“PCAOB Financials” has the meaning given to such term in Section 7.2.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate, and (C) that not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to the applicable accounting principles and standards).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

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“Per Share Merger Consideration” means the quotient obtained by dividing (a) the aggregate number of Consideration Shares, by (b) the aggregate number of Company Shares outstanding as of immediately prior to the Effective Time.

“Permit” means any permit, license, approval, certificate, qualification, consent or authorization issued by an Authority.

“Plan of Merger” has the meaning given to such term in Section 2.2.

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the Purchaser Shareholders’ Meeting and the transactions contemplated hereby, to be used for the purpose of soliciting proxies from Purchaser Shareholders to approve the transactions contemplated hereby.

“Proxy/Registration Statement” has the meaning given to such term in Section 6.5(a).

“Purchaser Board Recommendation” has the meaning given to such term in Section 6.5(b).

“Purchaser Founder Shares” means the (a) 1,437,500 ordinary shares of Purchaser, par value $0.0001 per share, issued to the IPO Sponsor prior to the IPO and (b) 299,000 ordinary shares of Purchaser, par value $0.0001 per share, issued to the IPO Sponsor concurrently with the completion of the IPO.

“Purchaser Financial Statements” has the meaning given to such term in Section 5.12(b).

“Purchaser Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Purchaser Parties and its business, taken as a whole, whether or not arising from transactions in the Ordinary Course of business, or that would prevent or materially delay the Closing from happening, provided, however, that “Purchaser Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which each of the Purchaser Parties operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; (vi) any matter of which Company is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Purchaser Parties; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Purchaser Parties to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures, subject to the other provisions of this definition, shall not be excluded).

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“Purchaser Ordinary Shares” means the ordinary shares of Purchaser, par value $0.0001 per share.

“Purchaser Parties” means, collectively, the Purchaser and the Merger Sub, and “Purchaser Party” means either of them.

“Purchaser Post-Closing Officers” has the meaning given to such term in Section 8.4.

“Purchaser Rights” means the right to receive one-tenth (1/10) of one Purchaser Ordinary Share upon consummation of a business combination of the Purchaser.

“Purchaser SEC Documents” has the meaning given to such term in Section 5.12.

“Purchaser Securities” means the Purchaser Shares, Purchaser Rights, Purchaser Units, collectively.

“Purchaser Share Redemption” means the right of the holders of Purchaser Shares to redeem all or a portion of their Purchaser Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Organizational Documents of Purchaser and the Trust Agreement.

“Purchaser Shareholders’ Approval” means the approval, at the Purchaser Shareholders’ Meeting where a quorum is present, of the Transaction Proposals comprising of (a) in the case of the Business Combination Proposal, an ordinary resolution in accordance with the Organizational Documents of Purchaser and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued Purchaser Shares present in person or represented by proxy at the Purchaser Shareholders’ Meeting and entitled to vote on such matter; (b) in the case of the Change of Name Proposal, a special resolution in accordance with the Organizational Documents of Purchaser and applicable Law requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued Purchaser Shares present in person or represented by proxy at the Purchaser Shareholders’ Meeting and entitled to vote on such matter; (c) in the case of the Organizational Documents Proposal, a special resolution in accordance with the Organizational Documents of Purchaser and applicable Law requiring the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued Purchaser Shares present in person or represented by proxy at the Purchaser Shareholders’ Meeting and entitled to vote on such matter (d) in the case of the Officer Appointment Proposal, an ordinary resolution in accordance with the Organizational Documents of Purchaser and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued Purchaser Shares present in person or represented by proxy at the Purchaser Shareholders’ Meeting and entitled to vote on such matter; and (e) in the case of the Adjournment Proposal, if required, an ordinary resolution in accordance with the Organizational Documents of Purchaser and applicable Law requiring the affirmative vote of at least a majority of the votes cast by the holders of the issued Purchaser Shares present in person or represented by proxy at the Purchaser’s Shareholders’ Meeting and entitled to vote on such matter.

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“Purchaser Shares” means the Purchaser Founder Shares and the Purchaser Ordinary Shares, as applicable.

“Purchaser Shareholders” means the holders of the Purchaser Shares.

“Purchaser Shareholders’ Meeting” has the meaning given to such term in Section 6.5(b).

“Purchaser Transaction Expenses” means all fees, costs and expenses of Purchaser and Merger Sub incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with at or prior to the Closing, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, including fees, costs, expenses and disbursements of counsel, accountants, advisors and consultant of Purchaser and Merger Sub, whether paid or unpaid as of the Closing and the Transfer Taxes.

“Purchaser Unit” means a unit of the Purchaser comprised of one Purchaser Ordinary Share and one Purchaser Right.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registration Rights Agreement” means has the meaning given to such term in the Recitals.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, 15 C.F.R. Parts 730-774), and the Export Controls Act of 2018, 22 U.S.C. 2751 et seq., the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, the Export Control Law of the PRC, (b) economic or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, Her Majesty’s Treasury of the United Kingdom, or the PRC, or (c) anti-boycott measures.

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“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any (a) computer, mobile, or device programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, firmware, middleware, APIs, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet site(s) and (e) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“SPAC Per Share Redemption Price” means the lower of (i) per share redemption price paid to each holder of Purchaser Shares exercising such holder’s right to redeem such holder’s Purchaser Shares (in connection with the transactions contemplated by this Agreement) as set forth in the Organizational Documents of the Purchaser and the Trust Agreement, and (ii) $10.05.

“Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

“Survival Period” has the meaning given to such term in Section 12.5.

“Surviving Corporation” has the meaning given to such term in the Recitals.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property.

“Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

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“Taxing Authority” means the United States Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Third-Party Claim” has the meaning given to such term in Section 12.2.

“Threshold” has the meaning given to such term in Section 12.1.

“Transaction Documents” mean collectively, this Agreement, the Plan of Merger, the Non-Compete Agreements, and the Company Transaction Support Agreement and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto.

“Transaction Expenses” means collectively, the Purchaser Transaction Expenses and the Company Transaction Expenses.

“Transaction Proposals” has the meaning given to such term Section 6.5(a).

“Transactions” means, collectively, the Merger and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Transfer Agent” means Transhare Corporation.

“Transfer Taxes” means all transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement.

“Trust Account” has the meaning given to such term in Section 5.9.

“Trust Agreement” means the trust agreement made as of September 11, 2024 by and between the Purchaser, the Trustee and the Transfer Agent.

“Trustee” means Wilmington Trust, National Association acting as trustee pursuant to the Trust Agreement.

“Valuation” means $100,000,000.

“$” means U.S. dollars, the legal currency of the United States.

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ARTICLE II.

MERGER

Section 2.1 Merger. Upon and subject to the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, on the Closing Date, the Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving entity after the Merger and as a wholly-owned subsidiary of the Purchaser.

Section 2.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XI, the closing of the Merger (the “Closing”) shall be deemed to have taken place at the office of Concord & Sage P.C. on a date no later than five (5) Business Days after the satisfaction or waiver of all the conditions set forth in Article IX, or at such other place and time as the Company and the Purchaser Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the Merger Sub and the Company shall execute a plan of merger in the form attached hereto as Annex 2 (the “Plan of Merger”) and other documents as required by the Cayman Companies Act, and the parties hereto shall cause the Merger to be consummated by filing the Plan of Merger (and other documents required by the Cayman Companies Act) with the Registrar of Companies in the Cayman Islands on the same day as the Closing Date in accordance with the relevant provisions of Cayman Companies Act (the time of such filings being the “Effective Time”). At the Closing, the Purchaser shall file a copy of the Purchaser Shareholders’ Approval with the Registrar of Companies in the Cayman Islands on the same day as the Closing Date and (i) apply for a change of name from “Future Vision II Acquisition Corp.” to “VIWO Inc.”, (ii) file the amended and restated memorandum and articles of association of the Purchaser amended in accordance with Section 2.5(b) and (iii) make the necessary update to the register of directors and officers of the Purchaser reflecting the appointment and/ or removal of the directors and officers of the Purchaser in accordance with Section 2.4.

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub set forth in this Agreement to be performed after the Effective Time.

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Section 2.4 Directors and Officers. From and after the Effective Time, the composition of the board of directors of the Purchaser and the Surviving Corporation shall be the same as the composition set forth in Section 8.4(a).

Section 2.5 Organizational Documents.

(a) The memorandum and articles of association of the Company in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Corporation from and after the Effective Time until thereafter amended in accordance with their terms and under the applicable Laws.

(b) The memorandum and articles of association of the Purchaser from and after the Effective Time shall be in the form attached hereto as Exhibit C.

Section 2.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.7 Section 368 Reorganization. The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Each party will use commercially reasonable efforts, and agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to so qualify, and will not knowingly take an action that would cause the Merger to fail to qualify, as a reorganization within the meaning of Section 368(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger is determined not to qualify as a reorganization under Section 368 of the Code.

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ARTICLE III.

CONSIDERATION

Section 3.1 Allocation Statement. Annex 1 attached hereto sets forth preliminarily the number of Purchaser Ordinary Shares issuable to each Company Shareholder pursuant to this Agreement in respect of the Consideration Shares, subject to Purchaser’s updates prior to the Effective Time (the “Allocation Statement”). If, between the date of this Agreement and the Closing, the outstanding Company Shares or Purchaser Shares shall have been changed into a different number of shares or a different class, by reason of any share issuance, share dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of Company Shares or Purchaser Shares, as applicable, will be appropriately adjusted to provide to the holders of Company Shares or the holders of Purchaser Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 3.1 shall not be construed to permit Purchaser or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Section 3.2 Conversion of Capital

(a) Share Capital of Merger Sub. At the Effective Time, on the terms and subject to the conditions set forth herein and in the Plan of Merger, by virtue of the Merger and without any action on the part of the Purchaser, the Merger Sub, the Company or the holders of any securities of the Company or Merger Sub, each share of the share capital of the Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable ordinary share of the Surviving Corporation. Such ordinary share(s) of the Surviving Corporation into which the ordinary share(s) of the Merger Sub are so converted shall be the only share(s) of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.

(b) Share Capital of Company. At the Effective Time, on the terms and subject to the conditions set forth herein and in the Plan of Merger, by virtue of the Merger and without any action on the part of the Purchaser, the Merger Sub, the Company or the holders of any securities of the Company or Merger Sub, each Company Share issued and outstanding immediately prior to the Effective Time, shall be cancelled and automatically converted into the right to receive, without interest, the Per Share Merger Consideration. For avoidance of any doubt, each Company Share to be converted into the right to receive the Per Share Merger Consideration as provided in this Section 3.2(b) shall be automatically cancelled and shall cease to exist, and each Company Shareholder holding such Company Shares will cease to have any rights with respect to such Company Shares, except the right to receive the Per Share Merger Consideration.

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(c) No Liability. Notwithstanding anything to the contrary in this Section 3.2, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 3.3 Payment of Merger Consideration

(a) Exchange Procedures; Closing Payment Shares. Upon and subject to the terms and conditions of this Agreement and the Plan of Merger, at the Closing, Purchaser shall deliver or cause to be delivered the Closing Payment Shares, represented by book-entry, to each holder of Company Shares that have been converted into the right to receive the Consideration Shares, as set forth in the Allocation Statement.

(b) No fraction shares. No certificates or scrip or book-entry credit representing fractional Purchaser Ordinary Shares will be issued pursuant to the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser. In the event any holder of Company Share would otherwise be entitled to receive a fraction of a share of Purchaser Ordinary Shares (after aggregating all fractional shares of Purchaser Ordinary Shares issuable to such holder), such fractional share shall be rounded up to the nearest whole share. The parties acknowledge that any such adjustment was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Purchaser that would otherwise be caused by the issuance of fractional shares.

(c) Company Register of Members. After the Effective Time, the register of members of the Company shall be closed, and thereafter there shall be no further registration on the register of members of the Surviving Corporation of transfers of Company Shares that were issued and outstanding immediately prior to the Effective Time.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the Company’s disclosure schedule delivered by the Company to the Purchaser Parties in connection with this Agreement, the Company represents and warrants to, and covenants with the Purchaser Parties as follows:

Section 4.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which they were formed. The Company has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own, lease, and operate its properties and assets and to carry on its business as presently or presently planned by the Company to be conducted, except where the failure to have such governmental licenses, franchises, Permits, authorizations, consents and approvals could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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Section 4.2 Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the Transaction Documents (to which it is a party to) and the consummation by the Company of the transactions contemplated hereby and thereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action on the part of Company to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound (subject to the Company Shareholders’ Approval and any governmental authorization described in Section 4.3). This Agreement has been duly executed and delivered by the Company and it constitutes, and upon their execution and delivery, the Transaction Documents (to which it is a party to) will constitute, a valid and legally binding agreement of the Company, enforceable against it in accordance with their representative terms. The Company Shareholders’ Approval is the only vote of any of Company Shares necessary in connection with the consummation of the transactions contemplated in this Agreement, including the Closing.

(b) The board of directors of the Company has, as of the date of this Agreement, by duly adopted resolutions, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and the Transaction Documents, (ii) determined that this Agreement, the Plan of Merger, the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Shareholders, (iii) approved this Agreement, the Merger, the Plan of Merger and the transactions contemplated by this Agreement (subject to the Company Shareholders’ Approval and any governmental authorization described in Section 4.3), (iv) resolved to recommend that the Company Shareholders approve this Agreement, the Merger, the Plan of Merger and the transactions contemplated by this Agreement, and (v) directed that the adoption of this Agreement and the Plan of Merger and the consummation of the transactions contemplated in this Agreement be submitted to the Company Shareholders for the Company Shareholders’ Approval.

Section 4.3 Governmental Authorization.

No consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) the filing of the Plan of Merger and related documentations with the Registrar of Companies in the Cayman Islands in accordance with the Cayman Companies Act, (b) the SEC declaration of effectiveness of the Proxy/Registration Statement, (c) the CSRC Filing, and (d) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole to have a Company Material Adverse Effect.

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Section 4.4 Non-Contravention. The execution, delivery or performance by the Company of this Agreement or any Transaction Documents to which it is a party does not and will not (a) contravene or conflict with the Organizational Documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or require any payment or reimbursement or to a loss of any material benefit relating to the business to which the Company is entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company or by which any of the Company Shares, or any of the Company’s assets is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the business to which the Company is entitled under any provision of any Permit or Contract binding upon the Company, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.5 Capital Structure. Section 4.5 of the Company Disclosure Schedule sets forth the Company’s capital structure. The Company has an authorized share capital of $50,000.00 consisting of 1,000,000,000 shares of a nominal or par value of $0.00005, of which 100,000,000 shares are issued and outstanding as of the date hereof. No Company Share is held in its treasury. All of the issued and outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person. There are no outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements or contractual rights of any kind providing for the purchase, redemption, issuance or sale of any share of the Company, or to the knowledge of the Company, agreements with respect to any of the Company Share, including any voting trust, other voting agreement or proxy with respect thereto. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of any Subsidiary of the Company may vote. None of the Company or any of its Subsidiaries is a party to any equityholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company or any Subsidiary of the Company. There are no declared but unpaid dividends or other distributions with regard to any issued and outstanding equity interests of the Company or any Subsidiary of the Company.

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Section 4.6 Organizational Documents. The Company has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect. A true and complete copy of the certificate of formation, of the Company, and a true and correct copy of the articles and memorandum of association of the Company have been provided to the Purchaser Parties and each is in full force and effect and the Company is not in violation of any of the provisions thereof.

Section 4.7 Subsidiaries. Section 4.7 of the Company Disclosure Schedule sets forth the corporate details of each Subsidiary of the Company. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents); and (ii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company. The Subsidiaries have been duly incorporated, formed or organized and are validly existing and in good standing, where applicable, under the Laws of their respective jurisdiction of incorporation, formation or organization and have the power and authority to own or lease their respective properties and to conduct their respective businesses as they are now being conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership or lease of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be have a Company Material Adverse Effect. True and complete copies of the organizational documents of the Subsidiaries of the Company have been made available to the Purchaser Parties, and are in full force and effect and such Subsidiaries are not in violation of any of the provisions thereof.

Section 4.8 Financial Statements

(a) Section 4.8 of the Company Disclosure Schedule includes the audited consolidated financial statements of the Company as of and for the fiscal years ended September 30, 2023 and 2024, consisting of the audited balance sheets as of such dates (the “Company Balance Sheet”), the audited income statements for the twelve (12) month periods ended on such dates, and the audited cash flow statements for the twelve (12) month periods ended on such dates (collectively, the “Financial Statements”).

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(b) The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein.

(c) The systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) material information is communicated to management as appropriate.

(d) Neither the Company nor any of its Subsidiaries is a party to, or is subject to any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Financial Statements.

(e) Neither the Company nor any of its Subsidiaries has received from any employee of the Company or its Subsidiaries any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim with respect to unlawful or potentially unlawful activity regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not independently identified or received any written notice from their independent accountants regarding any of the foregoing.

(f) The Financial Statements have been prepared in accordance with Regulation S-X and reviewed by the Company’s independent auditor in accordance with PCAOB Auditing Standard 4105. The Financial Statements have been audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

(g) As of the date hereof, other than as set forth in the Financial Statements and as described in the notes thereto, that have arisen in the Ordinary Course of the Company’s business as currently conducted or incurred in connection with the transactions contemplated by this Agreement, and as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries do not have any (i) Indebtedness, whether or not contingent, for borrowed money, or (ii) Indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security or similar instrument.

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Section 4.9 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company are true and authentic. The Books and Records reflect fairly in all material respects the transactions and dispositions of assets of and the providing of services by the Company. All accounts, books and ledgers of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

Section 4.10 Absence of Certain Changes. Since the Balance Sheet Date, the Company has conducted the business in the Ordinary Course consistent with past practices. Without limiting the generality of the foregoing, since the Balance Sheet Date, there has not been:

(a) any Company Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company relating to its business, or any of the Company’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company of any Contract or other right, in either case other than transactions and commitments in the Ordinary Course of business consistent in all material respects, including kind and amount, with past practices and those contemplated by this Agreement;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company; (ii) any issuance by the Company of shares or of shares of capital stock or other equity interests in the Company (other than pursuant to any effective employee equity incentive plan), or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company of any outstanding shares or shares of capital stock or other equity interests (other than pursuant to any effective employee equity incentive plan);

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Shares or any of the Company’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company, in each case other than in the Ordinary Course of business consistent with past practice of the Company;

(e) any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company;

(f) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company;

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(g) any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company except for inventory, licenses or services sold in the Ordinary Course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(h) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company under any Material Contract, or any material license or material permit from any Authority held by the Company, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(i) other than in the Ordinary Course of business, any capital expenditure by the Company in excess in any fiscal month of $500,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $500,000 in the aggregate by the Company;

(j) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(k) any loan of any monies to any Person or guarantee of any obligations of any Person by the Company, in excess of $500,000, other than accounts payable and accrued liabilities in the Ordinary Course of business consistent with past business;

(l) except as required by the appliable accounting principles and standards, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company or any revaluation of any of the assets of the Company;

(m) any material amendment to the Company’s Organizational Documents, or any engagement by the Company in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(n) any acquisition of assets (other than acquisitions of inventory in the Ordinary Course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect;

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(o) any material Tax election made by the Company outside of the Ordinary Course of business consistent with past practice, or any material Tax election changed or revoked by the Company; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company; any annual Tax accounting period changed by the Company; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company; or any right to claim a material Tax refund surrendered by the Company; or

(p) any undertaking of any legally binding obligation to do any of the foregoing.

Section 4.11 Properties; Title to the Company’s Assets

(a) The material items of Tangible Personal Property have no material defects, are in good operating condition, function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto.

(b) Section 4.11(b) of the Company Disclosure Schedule sets forth the Company’s list of leased real properties, The Company has good, valid and marketable title in and to, or in the case of the leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Company Balance Sheet or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company to operate its business immediately after the Closing in the same manner as the Business is currently being conducted.

Section 4.12 Litigation. There is no Action (or any basis therefore) pending against, or to the knowledge of the Company, threatened against or affecting, the Company, any of its officers or directors, its business, or any Company Shares, or any of the Company’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Transaction Documents, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There are no outstanding judgments against the Company that would reasonably to be expected to, individually or in the aggregate, have a Company Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. The Company is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 4.13 Contracts

(a) Section 4.13(a) of Company Disclosure Schedule lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company is a party and which are currently in effect and constitute the following:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company of $800,000 or more (other than standard purchase and sale orders entered into in the Ordinary Course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $800,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company or other Person, under which the Company (A) has continuing obligations for payment of annual compensation of at least $200,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person, or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company;

(iv) all Contracts creating a material joint venture, strategic alliance, management or similar agreement with an Affiliate, limited liability company and partnership agreements to which the Company is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company in excess of $3,000,000;

(vi) all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the Ordinary Course of business;

(vii) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company or substantially limiting the freedom of the Company to compete in any line of business or with any Person or in any geographic area;

(viii) all Contracts relating to material patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other material Intellectual Property Rights of the Company;

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(ix) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(x) all Contracts with or pertaining to the Company to which any 5% Shareholder is a party;

(xi) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company holds a leasehold interest and which involve (A) payments to the lessor thereunder in excess of $500,000 per month or (B) an Affiliate of the Company;

(xii) any Contract under which the Company or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for money borrowed (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among the Company or any of its Subsidiaries), (B) granted a Lien on its assets or group of assets, whether tangible or intangible, to secure any indebtedness for money borrowed, (C) extended credit to any Person (other than Contracts involving immaterial advances made to an employee of the Company or any of its Subsidiaries in the Ordinary Course of business as currently conducted) or (D) relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with a non-Affiliate with an aggregate outstanding principal amount not exceeding $3,000,000;

(xiii) any Contract relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the Organizational Documents of the Company);

(xiv) any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Transaction Documents to which the Company is a party; and

(xv) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of the Company will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company nor, to the Company’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company’s assets, (iii) no Contract (A) requires the Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict its business or require any payments by or with respect to Purchaser or any of its Affiliates.

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(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, none of the execution, delivery or performance by the Company of this Agreement or Transaction Documents to which the Company is a party or the consummation by the Company of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company is entitled under any provision of any Material Contract.

(d) Except would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

Section 4.14 Licenses and Permits. Section 4.14 of the Company Disclosure Schedule correctly lists each material Permits affecting, or relating in any way to, the Company’s business as currently conducted. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, such Permits are valid and in full force and effect, and none of the Permits will, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company has all Permits necessary to operate its business. There is no outstanding notice of revocation, cancellation or termination of any company permit has been received by the Company or any of its Subsidiaries; there are no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, suspension, withdrawal, adverse modification, cancellation or termination of any company permit. The consummation of the transactions contemplated by this Agreement will not cause the revocation, modification or cancellation of any company permits, except for any such revocation, modification or cancellation that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.15 Compliance with Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company is not in violation of, has not violated, and to the Company’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 36 months the Company has not received any subpoenas by any Authority. The Company and each of its Subsidiaries has implemented, maintains, and complies in all material respects with internal compliance programs designed to detect and prevent violations of any applicable Laws.

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Section 4.16 Compliance with Anti-Corruption Laws.

(a) The Company and its Subsidiaries, and each of the Company’s and its Subsidiaries’ respective officers, directors, employees, agents, representatives or other persons acting on its behalf have complied with and are in compliance with Anti-Corruption Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor its directors or officers, nor, to the Company’s knowledge, any of their employees, agents, or any other Persons acting for or on behalf of any of the Company has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws.

(b) The Company and each of its Subsidiaries has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Company and its Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

(c) The Company and each of its Subsidiaries has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

(d) None of the Company’s nor any of its Subsidiaries’ respective officers, directors, and to the Company’s knowledge, their respective employees is or was a Governmental Official or a close family member of a Government Official.

(e) To the Company’s knowledge, no governmental Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Company or any of its Subsidiaries, or the Company’s or its Subsidiaries’ respective officers or directors for alleged violation of Anti-Corruption Laws in connection with activities relating to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ Affiliates, nor any of the Company’s or its Subsidiaries’ directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria).

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Section 4.17 Intellectual Property

(a) Section 4.17 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Intellectual Properties owned by the Company.

(b) Within the past two (2) years, to the knowledge of the Company, the Company has not been sued or charged in writing with or been a defendant in any Action that involves a claim of infringement of any Intellectual Property Rights, and the Company has no knowledge of any other claim of infringement by the Company, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Rights of the Company.

(c) The Company and its Subsidiaries own or have a valid and enforceable right to use any and all material Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the business of the Company and its Subsidiaries as currently conducted. Except as would not have a Company Material Adverse Effect and to the knowledge of the Company, the current use by the Company of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect.

(d) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material copyrights, patents or trade secrets on behalf of the Company or any predecessor in interest thereto, to the knowledge of the Company, either: (i) is a party to a “work-for-hire” agreement under which the Company is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company (or such predecessor in interest, as applicable) all right, title and interest in such material.

(e) Except as would not have a Company Material Adverse Effect, the execution, delivery or performance by the Company of this Agreement or any of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company immediately prior to the Closing to not be owned, licensed or available for use by the Company on substantially the same terms and conditions immediately following the Closing in any material respect.

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(f) The Company has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company or otherwise used in the operation of its business. The Company and its Subsidiaries have not disclosed, delivered, licensed or otherwise made available (other than to current and former employees, independent contractors and consultants who contributed to the development of Software for the Company and who are bound by written confidentiality agreements), and do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies any owned Intellectual Property to any Person.

Section 4.18 Employees Except as would not have a Company Material Adverse Effect, the Company is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company, non-competition agreement restricting the activities of the Company, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company.

Section 4.19 Employment Matters.

(a) Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, no current employee of the Company, in the Ordinary Course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and the Company is not a party to any collective bargaining agreement, does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company.

(b) Section 4.19(b) of the Company Disclosure Schedule contains a complete and accurate list of all current employees of the Company and its Subsidiaries as of the date hereof, which includes the following information with respect to each such employee: (i) the employee’s name, (ii) the department of the employee, (iii) the employee’s principal location of employment and (iv) the name of the applicable employer entity.

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Section 4.20 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to the Company have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by the Company have been or will be paid in a timely fashion or have been accrued for on the Financial Statements. No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of the Company have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of the Company has been received from, any Taxing Authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Taxing authority is currently outstanding. No claim that is currently outstanding has been made by the Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, indemnification or allocation agreement or other similar Contract, other than (A) any such agreement solely among the Company and its Subsidiaries, or (B) entered into in the Ordinary Course of business and not primarily related to Taxes.

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing; (iii) any installment sale or open transaction disposition made on or prior to the Closing; (iv) any prepaid amount received on or prior to the Closing outside the ordinary course of business; or (v) Section 965(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

Section 4.21 Environmental Laws.

(a) The Company and its Subsidiaries are, and at all times since January 1, 2017 have been, in compliance with all Environmental Laws in all material respects, and there are no existing facts or circumstances which would reasonably be expected to prevent such compliance in the future and all Permits held by the Company pursuant to applicable Environmental Laws are in full force and effect and no appeal or any other Action is pending to revoke or modify any such Permit;

(b) no notice of violation, demand, request for information, citation, summons or order has been received by the Company relating to or arising out of any Environmental Laws, other than those relating to matters that have been fully resolved or that remain pending and, if adversely determined, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

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(c) neither the Company nor any of its Subsidiaries has agreed to indemnify any other Person against liability under Environmental Laws, or to assume or undertake any liability of another Person under Environmental Laws;

(d) copies of all material written reports (in the case of reports with multiple drafts or versions, the final draft or version), notices of violation, orders, audits, assessments and all other material environmental reports, in the possession, custody or control of the Company or its Subsidiaries, relating to environmental conditions in, on or about the leased Real Property or to the Company’s or its Subsidiaries’ compliance with Environmental Laws have been made available to the Purchaser Parties.

Section 4.22 Finders’ Fees. With respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of Affiliates who might be entitled to any fee or commission from the Purchaser upon consummation of the transactions contemplated by this Agreement.

Section 4.23 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 4.24 Affiliate Transactions. No (a) Company Shareholder, (b) former or current director, officer, manager, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries (the Contracts, relationships, or transactions described in clauses (i) through (iii), the “Affiliate Transactions”).

Section 4.25 Proxy/Registration Statement. On the date the Proxy Statement is first mailed to the Purchaser Shareholders, and at the time of the meeting for the Purchaser Shareholders’ Approval, none of the information furnished by or on behalf of the Company in writing specifically for inclusion in the Proxy/Registration Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Section 4.26 No other Representations or Warranties. Except as otherwise expressly provided in this Article IV (as may be modified by the Company Disclosure Schedule), Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Company and its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Purchaser Parties, their Affiliates or any of their respective representatives by, or on behalf of, Purchaser Parties, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as may be modified by the Company Disclosure Schedule), neither the Company nor any other Person on behalf thereof has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Purchaser Parties, or their Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any presentation or in any other information made available to the Purchaser Parties, or their Affiliates or any of their representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to, and covenants with the Company as follows:

Section 5.1 Corporate Existence and Power. Each of Purchaser and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

Section 5.2 Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Transaction Documents (to which it is a party to) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound (subject to the Purchaser Shareholders’ Approval and any governmental authorization described in Section 5.3). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Transaction Documents (to which it is a party to) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms.

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Section 5.3 Governmental Authorization. Other than as required under applicable Laws, including the SEC declaration of effectiveness of the Proxy/Registration Statement and the filing of the Plan of Merger and related documentations with the Registrar of Companies in the Cayman Islands by the Merger Sub in accordance with the Cayman Companies Act, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Transaction Documents requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

Section 5.4 Non-Contravention. The execution, delivery or performance by the Purchaser Parties of this Agreement or any Transaction Documents to which it is a party does not and will not (a) contravene or conflict with the organizational or constitutive documents of the Purchaser Parties, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Purchaser Parties, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Purchaser Parties or require any payment or reimbursement or to a loss of any material benefit relating to the business to which the Company is entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Purchaser Parties or by which any of the Purchaser Shares, or any of the assets of the Purchaser Parties is or may be bound or any Permit, or (d) result in the creation or imposition of any Lien on any of the Purchaser Shares, (e) cause a loss of any material benefit relating to its business to which the Purchaser Parties is entitled under any provision of any Permit or Contract binding upon the Purchaser Parties, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Purchaser Parties’ material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect

Section 5.5 Finders’ Fees. Other than Kingswood Capital Partners, LLC. there is no investment banker, broker, funder or other intermediary which has been retained by or is authorized to act on behalf of Purchaser or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Transaction Documents.

Section 5.6 Issuance of Shares. The Consideration Shares, when issued in accordance with this Agreement and the Plan of Merger, will be duly authorized and validly issued, and will be fully paid and nonassessable.

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Section 5.7 Capitalization

(a) At the date of this Agreement, the authorized share capital of the Purchaser is $50,000.00 divided into 500,000,000 Purchaser Ordinary Shares of which 7,544,000 Purchaser Ordinary Shares have been issued and are outstanding as of the date hereof including 1,437,500 of which are Purchaser Founder Shares. Except for the Purchaser Securities as described in the IPO prospectus, no other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares are, and all Consideration Shares, when issued, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Other than as described in the IPO Prospectus, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. Other than as described in the IPO Prospectus, there are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) The authorized share capital of the Merger Sub is $50,000.00 divided into 500,000,000 ordinary shares of par value $0.0001 each (the “Merger Sub Share”) of which 1 share of the Merger Sub Share is issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding of Merger Sub Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 5.8 Information Supplied. None of the information supplied or to be supplied by the any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Purchaser’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Purchaser or that is included in the Purchaser SEC Documents).

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Section 5.9 Trust Account. As of the date of this Agreement, the Purchaser has at least $57,500,000 in the trust fund established by the Purchaser for the benefit of its public stockholders in a United States-based account at the Wilmington Trust Company (the “Trust Account”), which is established by and maintained by the Trustee, and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Trust Agreement. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Purchaser SEC Documents to be inaccurate or that would entitle any Person (other than Purchaser Shareholders holding Purchaser Shares sold in Purchaser’s IPO who shall have elected to redeem their Purchaser Shares pursuant to Purchaser’s Organizational Documents and the underwriters of Purchaser’s IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Purchaser Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Purchaser Parties, threatened with respect to the Trust Account. Purchaser has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and as of the Effective Time, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the transactions contemplated hereby. As of the date hereof, following the Effective Time, no Purchaser Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising a Purchaser Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Purchaser has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser at the Effective Time.

Section 5.10 Listing. As of the date hereof, the Purchaser Units, Purchaser Ordinary Shares and Purchaser Rights are listed on the Nasdaq Capital Market, with trading symbols “FVNNU,” “FVN,” and “FVNR.” Purchaser is in compliance with the rules of Nasdaq and there is no Action pending or, to the knowledge of Purchaser, threatened against Purchaser by Nasdaq or the SEC with respect to any intention by such entity to deregister Purchaser Units, Purchaser Ordinary Shares, or Purchaser Rights. No Purchaser Party has taken any action in an attempt to terminate the registration of Purchaser Units, Purchaser Ordinary Shares, or Purchaser Rights.

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Section 5.11 Board Approval. Each of the board of directors of the Purchaser and of the Merger Sub has, as of the date of this Agreement, by duly adopted resolutions, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and the Transaction Documents, (ii) determined that this Agreement, the Plan of Merger, the Merger and the transactions contemplated by this Agreement are advisable and in the best interests of the Purchaser Parties and the shareholders of the Purchaser Parties, as applicable, (iii) determined that the fair market value of the Company is equal to at least 80% of the balance in the Trust Fund (net of amounts previously disbursed to management for tax obligations and excluding the amount of deferred underwriting discounts held in trust), (iv) solely with respect to the Purchaser Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Purchaser’s Organizational Documents, (v) approved this Agreement, the Merger, the Plan of Merger and the transactions contemplated by this Agreement (as applicable and subject to the Purchaser Shareholders’ Approval and any governmental authorization described in Section 4.3), and (vi) resolved to recommend that the Purchaser Shareholders approve this Agreement, the Merger, the Plan of Merger and the transactions contemplated by this Agreement

Section 5.12 Purchaser SEC Documents and Financial Statements

(a) Each of the (i) Purchaser’s Annual Reports on Form 10-K for each fiscal year of Purchaser, beginning with the first year Purchaser was required to file such a form, (ii) Purchaser’s Quarterly Reports on Form 10-Q for each fiscal quarter of Purchaser beginning with the first quarter Purchaser was required to file such a form, (iii) all proxy statements relating to Purchaser’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents filed by Purchaser with the SEC since Purchaser’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, together with any amendments, restatements or supplements thereto, are available in full without redaction on the SEC’s website through EDGAR. Purchaser has timely filed or furnished all statements, prospectuses, registration statements, forms, reports, schedules, and other documents, together with any amendments, restatements or supplements thereto, required to be filed or furnished by it with the SEC since its formation, pursuant to the Exchange Act, the Securities Act and all regulations and rules promulgated thereunder (collectively and as they have been amended since the time of their filing or furnishing, the “Purchaser SEC Documents”). Purchaser will timely file all of the foregoing documents with the SEC to the extent they are required by applicable Laws or rules subsequent to the date of this Agreement (the “Additional Purchaser SEC Documents”). Each of the Purchaser SEC Documents, as of the respective date of its filing, and as of the date of any amendment, complied, and each of the Additional Purchaser SEC Documents will be prepared for and comply, in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such documents. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Purchaser SEC Documents and the Additional Purchaser SEC Documents did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or to be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Purchaser SEC Documents. None of the Purchaser SEC Documents filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

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(b) The financial statements and notes contained or incorporated by reference in the Purchaser SEC Documents (the “Purchaser Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Purchaser as of the dates thereof and the results of operations of the Purchaser for the periods reflected therein. The Purchaser Financial Statements (i) were prepared from the Books and Records of the Purchaser; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Purchaser’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Purchaser with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Purchaser Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the Ordinary Course of business since the Purchaser’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Purchaser. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Purchaser Financial Statements.

Section 5.13 Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Transaction Documents. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

Section 5.14 Compliance with Laws. No Purchaser Party is in violation of, has violated, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and the Purchaser has not previously received any subpoenas by any Authority.

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Section 5.15 Compliance with Anti-Corruption & Sanctions Laws.

(a) Neither the Purchaser Parties, their directors or officers, nor, any of their employees, agents, or any other Persons acting for or on behalf of any of the Purchaser Parties has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws.

(b) Neither the Purchaser Parties, their directors or officers, nor, any of their employees, agents, or any other Persons acting for or on behalf of any of the Purchaser Parties is or has been (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by an Authority; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity 50-percent or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii).

(c) Neither the Purchaser Parties, their directors or officers, nor, any of their employees, agents, or any other Persons in their capacity as such, is in violation of, or has been, in violation of, has been threatened to be charged with or given notice of any violation of, or is under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, applicable Sanctions and Export Control Laws.

Section 5.16 Not an Investment Company. Each of the Purchaser Parties is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

Section 5.17 Tax Matters All material Tax Returns required to be filed by or with respect to each Purchaser Party have been filed within the requisite period (taking into account any extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by the Company have been or will be paid in a timely fashion or have been accrued for on the Financial Statements. No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of the Purchaser Parties have been asserted in writing by, and no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of the Purchaser Parties has been received from, any Taxing Authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Taxing Authority is currently outstanding. No material claim that is currently outstanding has been made by the Taxing Authority in a jurisdiction where the Purchaser Parties do not file Tax Returns that any of the Purchaser Parties is or may be subject to taxation by that jurisdiction. Each of the Purchaser Parties has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. The Purchaser Parties have no current plan to dispose any asset of the Company Group after the Merger.

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Section 5.18 Contracts. All material Contracts to which any of the Purchaser Parties is a party are available in full without redaction on the SEC’s website through EDGAR.

Section 5.19 Business Activities

(a) Since its incorporation, each of the Purchaser Parties has not conducted any business activities other than activities related to Purchaser’s IPO or directed toward the accomplishment of a business combination. Except as set forth in the Organizational Documents of each of the Purchaser Parties or as otherwise contemplated by this Agreement and the Transaction Documents, there is no Contract to which any Purchaser Party is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of any Purchaser Party or any acquisition of property by any Purchaser Party or the conduct of business by each of the Purchaser Parties as currently conducted or as contemplated to be conducted as of the Closing. Except for the transactions contemplated under the Transaction Documents, each of the Purchaser Parties does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, each of the Purchaser Parties has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a business combination under Purchaser’s IPO Prospectus and the Organizational Documents of each of the Purchaser Parties.

(b) Merger Sub was formed solely for the purpose of effecting the transactions contemplated under the Transaction Documents and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated under the Transaction Documents and has no, and at all times prior to the Closing except as expressly contemplated by the Transaction Documents, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

Section 5.20 Registration Statement and Proxy Statement. On the date the Proxy Statement is first mailed to the Purchaser’s Shareholders, and at the time of the meeting for the Purchaser Shareholders’ Approval, none of the information furnished by or on behalf of the Purchaser Parties in writing specifically for inclusion in the Proxy/Registration Statement will include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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Section 5.21 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V, Purchaser hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Purchaser and its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its Affiliates or any of their respective representatives by, or on behalf of, Purchaser, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Purchaser nor any other Person on behalf thereof has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any presentation or in any other information made available to the Company or any of its representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Section 5.22 No Outside Reliance Notwithstanding anything contained in this Agreement, each of the Purchaser Parties and its respective equityholders, partners, investors, members and representatives, has made their own investigation of the Company and its Subsidiaries and that neither the Company nor any of its Affiliates, agents, advisors or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Schedule or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Purchaser Parties or its representatives) or reviewed by the Purchaser Parties otherwise) or management presentations that have been or shall hereafter be provided to Purchaser or any of its Affiliates, agents, advisors or representatives are not and will not be deemed to be representations or warranties of the Company, any of its Subsidiaries, or Company Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing. Except as otherwise expressly set forth in this Agreement, each of the Purchaser Parties understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

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Article VI.

COVENANTS OF COMPANY AND PURCHASER PARTIES

Section 6.1 Conduct of the Business

(a) From the date hereof through the Closing Date, each party shall, and shall cause its Subsidiaries to, conduct their respective business only in the Ordinary Course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the other party, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the other party’s prior written consent (which shall not be unreasonably withheld), the Company and the Purchaser Parties shall not:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company or the Purchaser Parties, which involve payments in excess of $5,000,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $5,000,000 (individually or in the aggregate);

(iv) make any capital expenditures in excess of $5,000,000 (individually or in the aggregate);

(v) sell, lease, license or otherwise dispose of any of the Company’s or the Purchaser Parties’ assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of inventory in the Ordinary Course consistent with past practice, and (iii) not exceeding $5,000,000;

(vi) accept returns of products sold from inventory except in the Ordinary Course, consistent with past practice;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate);

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(viii) authorize any salary increase of more than 10% for any employee making an annual salary equal to or greater than $100,000 or in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit-sharing policies of the Company or the Purchaser Parties;

(ix) obtain or incur any loan or other Indebtedness in excess of $5,000,000, including drawings under the Company’s or the Purchaser Parties’ existing lines of credit;

(x) suffer or incur any Lien on the Company’s or the Purchaser Parties’ assets, except for Permitted Liens or the Liens incurred in the Ordinary Course of business consistent with past practice;

(xi) suffer any damage, destruction or loss of property related to any of the Company’s or the Purchaser Parties’ assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $5,000,000;

(xii) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xiii) suffer any insurance policy protecting any of the Company’s or the Purchaser Parties’ assets with an aggregate coverage amount in excess of $5,000,000 to lapse;

(xiv) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any inventory or assets other than in the Ordinary Course of business consistent with past practice;

(xv) change the principal place of business or jurisdiction of organization;

(xvi) extend any loans other than travel or other expense advances to employees in the Ordinary Course of business or with the principal amount not exceeding $50,000;

(xvii) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

(xviii) make or change any material Tax election or change any annual Tax accounting periods; or

(xix) undertake any legally binding obligation to do any of the foregoing.

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(b) From the date hereof through the Closing Date, the Purchaser shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and Ordinary Course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the Company’s prior written consent, the Purchaser Parties shall not amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser Parties.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time.

Section 6.2 Alternative Proposal and Alternative Transaction. From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XI and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company or the Purchaser Parties (other than the transactions contemplated by this Agreement and the other Transaction Documents): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the Ordinary Course of business) or any class or series of the share capital or capital stock or other equity interests of the Company or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company on one hand and the Purchaser Parties one the other hand shall keep the other party informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

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Section 6.3 Access to Information. From the date hereof until and including the Closing Date, each of the Company on one hand and the Purchaser Parties on the other hand shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

Section 6.4 Notices of Certain Events. Each of the Company on one hand and the Purchaser Parties on the other hand shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Transaction Documents;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Transaction Documents;

(d) with respect to the Company, the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result in a Company Material Adverse Effect; and with respect to the Purchaser Parties, the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result in a Purchaser Material Adverse Effect; and

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(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

Section 6.5 Proxy/Registration Statement and Requisite Approval

(a) Proxy/Registration Statement

(i) As promptly as reasonably practicable after the execution of this Agreement, the Purchaser Parties shall prepare, and Purchaser shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (1) the Purchaser Shareholders’ Meeting to approve and adopt: (A) the Business Combination (as defined in Purchaser’s Organizational Documents), this Agreement and the other Transaction Documents, the Merger and the other Transactions (the “Business Combination Proposal”), (B) the change of name of the Purchaser to “VIWO Inc.” (the “Change of Name Proposal”) (C) the amendment and restatement of the memorandum and articles of association of the Purchaser in accordance with Section 2.5(b) hereof (the “Organizational Documents Proposal”) (D) the appointment and/ or removal of the directors and officers of the Purchaser in accordance with Section 2.4 (the “Officer Appointment Proposal”) and (E) adjournment of the Purchaser Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals in (A), (B), (C), (D), and (E) collectively, the “Transaction Proposals”), and (2) the registration under the Securities Act of the Consideration Shares to be issued to the Company Shareholders pursuant to this Agreement. The Purchaser Parties shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Purchaser Parties shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of Purchaser Ordinary Shares pursuant to this Agreement. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, Purchaser shall use reasonable best efforts to within five Business Days thereof, mail the Proxy/Registration Statement to the Purchaser Shareholders.

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(ii) Each of the Purchaser Parties and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of the Purchaser Parties, the Company or their respective Affiliates to any regulatory Authority (including Nasdaq) in connection with the Transactions.

(iii) Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually agreed upon by the Purchaser Parties and the Company. The Purchaser Parties will advise the Company, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Purchaser Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company a reasonable opportunity to provide comments and amendments to any such filing. The Purchaser Parties and the Company shall cooperate and mutually agree upon any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iv) If, at any time prior to the Effective Time, any information, event or circumstance relating to any Purchaser Party or their respective officers or directors, should be discovered by a Purchaser Party, which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, Purchaser shall promptly inform the Company. If, at any time prior to the Effective Time, any information, event or circumstance relating to the Company or its officers or directors, should be discovered by the Company, which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform the Purchaser. Thereafter, the Purchaser Parties and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information, and the Purchaser Parties shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the Purchaser Shareholders.

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(b) Purchaser Shareholders’ Approval.

(i) Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, Purchaser shall establish a depositary interest record date for, duly call, give notice of, convene and hold an extraordinary general meeting of the Purchaser Shareholders (including any adjournment or postponement thereof, the “Purchaser Shareholders’ Meeting”) to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the Purchaser Shareholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing Purchaser Shareholders with the opportunity to elect to effect a Purchaser Share Redemption and such other matter as may be mutually agreed by Purchaser and the Company. Purchaser will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the Purchaser Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and Purchaser Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the Organizational Documents of Purchaser. Purchaser (X) shall consult with the Company regarding the depositary interest record date and the date of the Purchaser Shareholders’ Meeting and (Y) shall not adjourn or postpone the Purchaser Shareholders’ Meeting without the prior written consent of Company; provided, however, that Purchaser shall adjourn or postpone the Purchaser Shareholders’ Meeting (1) if, as of the time that the Purchaser Shareholders’ Meeting is originally scheduled, there are insufficient shares of Purchaser represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Purchaser Shareholders’ Meeting, or (2) if, as of the time that the Purchaser Shareholders’ Meeting is originally scheduled, adjournment or postponement of the Purchaser Shareholders’ Meeting is necessary to enable Purchaser to solicit additional proxies required to obtain Purchaser Shareholders’ Approval; provided further, however, that Purchaser shall adjourn or postpone on not more than three occasions and so long as the date of the Purchaser Shareholders’ Meeting is not adjourned or postponed more than an aggregate of 45 consecutive days in connection with such adjournment or postponement.

(ii) The Proxy/Registration Statement shall include a statement to the effect that the board of directors of the Purchaser Board has unanimously recommended that the Purchaser Shareholders vote in favor of the Transaction Proposals at the Purchaser Shareholders’ Meeting, including reasons for such recommendation (such statement, the “Purchaser Board Recommendation”) and neither the Purchaser Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Purchaser Board Recommendation unless in strict observance of their common law or fiduciary duties.

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Section 6.6 Support of Transactions. Without limiting any covenant contained in Article VI, Article VII and Article VIII, the Purchaser Parties and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the Purchaser Parties, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger and the other Transactions, including cooperating, by adopting appropriate corporate resolutions and otherwise, to cause the name of the Purchaser to be changed immediately prior to the Closing to “VIWO Inc.” and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 6.6 will constitute a breach of Section 6.1.

Section 6.7 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement and the Transaction Documents. The parties hereto shall execute and deliver such other documents, certificates, agreements, financial statements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement and the Transaction Documents.

Section 6.8 Confidentiality. Except as necessary to complete the Proxy/Registration Statement, the Company, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy/Registration Statement.

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ARTICLE VII.

COVENANTS OF THE COMPANY

The Company agrees that:

Section 7.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company shall duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes that are due and payable, as required by any Taxing Authority, and duly observe and conform in all material respects, to all applicable Laws and Orders, including as soon as practicable but no later than three (3) business days after the execution of this Agreement, the Company shall file, and cause the Company Shareholders to file the CSRC Filing.

Section 7.2 PCAOB Financials. As promptly as practicable but no later than December 20, 2024 the Company will deliver to the Purchaser Parties reviewed financial statements of the Company as of and for the fiscal years ended September 30, 2023 and 2024, all prepared in conformity with GAAP under the standards of the Public Company Accounting Oversight Board (the “PCAOB Financials”). The PCAOB Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The PCAOBs will be complete and accurate and fairly present in all material respects, in conformity with GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC.

Section 7.3 No Claim Against the Trust Account. The Company acknowledges that it has read the IPO Prospectus and other Purchaser SEC Documents as filed under the Exchange Act, the Purchaser’s Organizational Documents, and the Trust Agreement and understands that Purchaser has established the Trust Account described therein for the benefit of Purchaser’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another Business Combination (as defined in the Purchaser’s Organizational Documents), are not consummated by September 12, 2026 or such later date as approved by the Purchaser Shareholders to complete a Business Combination (as defined in the Purchaser’s Organizational Documents), Purchaser will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, for and in consideration of Purchaser and Merger Sub entering into this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any past, present or future Action of any kind against, and any right to access, the Trust Account or to collect from the Trust Account any monies that may be owed to them for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever save for the reasons set forth Section 13.6. Notwithstanding the foregoing, this Section 7.3 shall not serve to limit or prohibit the Company’s rights to pursue a claim against Purchaser for legal relief against assets held outside the Trust Account (including from and after the consummation of a Business Combination other than the one contemplated by this Agreement) or pursuant to Section 13.16 for specific performance or other injunctive relief. This Section 7.3 shall survive the termination of this Agreement for any and every reason.

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Section 7.4 Company Shareholders’ Approval. As soon as practicable following the effective date of the Proxy/Registration Statement, Company shall obtain the Company Shareholders’ Approval, without the need for calling an extraordinary meeting of the Company shareholders, by obtaining written resolutions to the adoption of this Agreement and approval of the Transactions, including the Merger and the Plan of Merger, from the holders of the number of Company Shares necessary in accordance with the Cayman Companies Act and the Organization Documents of the Company. The Purchaser, the Company, and all of the Company Shareholders have entered into the Company Transaction Support Agreement in connection with the parties execution of this Agreement.

ARTICLE VIII.

COVENANTS OF PURCHASER PARTIES

Section 8.1 Nasdaq Listing. From the date hereof through the Effective Time, Purchaser shall ensure Purchaser remains listed as a public company on the Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the Consideration Shares issuable in the transactions contemplated hereby and shall obtain approval for the listing of such shares. After the date hereof and prior to the Effective Time, Purchaser shall procure the reservation of ticker symbol “ALGO” on Nasdaq or other symbol as agreed by the parties.

Section 8.2 Public Filings. From the date hereof through the Closing, Purchaser shall keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 8.3 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to Trustee (which notice Purchaser shall provide to Trustee in accordance with the terms of the Trust Agreement)), Purchaser shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to Trustee pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any Purchaser Ordinary Shares in connection with the Purchaser Share Redemption; (b) the payment of the amounts due to the underwriters and professional service providers of the IPO for their deferred underwriting commissions as set forth in the Trust Agreement; (c) the payment of the Transaction Expenses, and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (c), to be disbursed to Purchaser in accordance with the Trust Agreement, all of which shall subsequently be contributed to the Surviving Corporation for its working capital and general corporate purpose.

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Section 8.4 Post-Closing Directors and Officers of Purchaser. Subject to the terms of the Purchaser’s Organizational Documents, the Purchaser shall take all such action within its power as may be necessary or appropriate such that:

(a) from and after the Effective Time, the Purchaser’s board of directors shall consist of five (5) directors:

(i) four (4) directors shall be designated by the Company, at least two of whom shall be considered “independent” for purposes of under Nasdaq rules requirement, and

(ii) one (1) director shall be designated by the Purchaser, who shall be “independent” for purposes of under Nasdaq rules requirement and shall be the “financial expert’ as determined under SEC rules and regulations and who shall be Ms. Shuding Zeng initially; and

(b) from and after the Effective Time, the officers of Purchaser shall be the same as the officers of the Surviving Corporation (the “Purchaser Post-Closing Officers”), who shall serve in such capacity in accordance with the terms of Purchaser’s Organizational Documents following the Effective Time.

Section 8.5 D&O Indemnification and Insurance.

(a) From and after the Effective Time, Purchaser agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to their business) and (y) Purchaser and each of its Subsidiaries (the Persons in the foregoing (x) and (y) are collectively referred to as, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Purchaser or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Purchaser shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Purchaser’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company, Purchaser or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Purchaser shall assume, and be liable for, each of the covenants in this Section 8.5.

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(b) For a period of six (6) years after the Closing Date, each of Purchaser and the Company shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Purchaser and the Company, respectively (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous), with respect to claims arising from facts and events that occurred prior to the Closing Date. In the alternative, upon the Closing, Purchaser shall obtain a “tail” insurance policy that provides coverage for at least a six-year period after the Closing Date, for the benefit of the current officers and directors of Purchaser with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing, including with respect to the Transactions (the “D&O Tail Insurance”), with coverage and amounts and containing terms and conditions that are customary and prudent under the circumstances. The premium for such D&O Tail Insurance shall be paid for by Purchaser. Purchaser shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and shall honor, and cause its Subsidiaries and Affiliates to honor, all obligations thereunder.

(c) On the Closing Date, Purchaser shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Purchaser with the post-Closing directors and officers of Purchaser, which indemnification agreements shall continue to be effective following the Closing.

Section 8.6 Section 16 Matters. Prior to the Closing, the board of directors of Purchaser, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Purchaser Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereunder, by any Person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Purchaser following the Closing shall be exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 8.7 Shareholder Litigation. In the event that any litigation related to this Agreement, any Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Purchaser Parties, threatened in writing, against Purchaser or the board of directors of Purchaser by any of Purchaser’s shareholders prior to the Closing, Purchaser shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Purchaser shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

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Section 8.8 Final Allocation Statement. The Purchaser Parties shall deliver to the Company at least two Business Days prior to the Closing the final version of the Allocation Statement, setting forth the number of Consideration Shares issuable to each Company Shareholders, comprising the Closing Payment Shares; such Allocation Statement shall not be subject to further updates.

ARTICLE IX.

CONDITIONS TO CLOSING

Section 9.1 Condition to the Obligations of the Parties. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The SEC shall have declared the Proxy/Registration Statement effective. No stop order suspending the effectiveness of the Proxy/Registration Statement or any part thereof shall have been issued.

(d) The Purchaser Shareholders’ Approval and the Company Shareholders’ Approval have been duly obtained after the effectiveness of the Proxy/Registration Statement.

(e) Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing.

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Section 9.2 Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in Article IV in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (except for the representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has a Company Material Adverse Effect.

(d) The Purchaser Parties shall have received a certificate signed by the chief executive officer of the Company to the effect set forth in clauses (a) through (c) of this Section 9.2.

Section 9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Purchaser Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Purchaser Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has Purchaser Material Adverse Effect.

(d) From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

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(e) Purchaser Ordinary Shares shall remain listed for trading on Nasdaq and the additional listing application for the Consideration Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

(f) The Persons identified in Section 8.4(a) shall have been elected to the board of directors of the Purchaser immediately before the Closing.

(g) The Purchaser’s name shall have been changed to “VIWO Inc.” immediately before the Closing.

(h) The Company shall have received a certificate signed by the chief executive officer of the Purchaser to the effect set forth in clauses (a) through (g) of this Section 9.3.

ARTICLE X.

DISPUTE RESOLUTION

Section 10.1 Arbitration

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

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(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 10.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

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Section 10.2 Waiver of Jury Trial; Exemplary Damages

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENTS, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY TRANSACTION DOCUMENTS.

(b) Each of the parties to this Agreement acknowledges that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledges that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XI.

TERMINATION

Section 11.1 Termination without Default In the event that the Closing of the transactions contemplated hereunder has not occurred by November 28, 2025 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 11.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side. Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

Section 11.2 Termination upon Default.

(a) The Purchaser Parties may terminate this Agreement by giving notice to the Company, without prejudice to any rights or obligations the Purchaser Parties may have, if the Company shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach.

(b) The Company may terminate this Agreement by giving notice to any Purchaser Party, without prejudice to any rights or obligations the Company may have, if any Purchaser Party shall have materially breached any of its covenants, agreements, representations, and warranties contained herein or in any Transaction Documents to be performed on or prior to the Closing Date and such breach shall not be cured within fifteen (15) days following receipt by such Purchaser Party of a notice describing in reasonable detail the nature of such breach.

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Section 11.3 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 11.2 hereof, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (i) as set forth in Article X, this Section 11.2, and Article XIII.

ARTICLE XII.

Indemnification

Section 12.1 Indemnification of Purchaser. Subject to the terms and conditions of this Article XII and from and after the Closing Date, the Company (the “Indemnifying Party”) agrees to indemnify and hold harmless the Purchaser (the “Indemnified Party”), against and in respect of any and all out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by the Indemnified Party as a result of or in connection with any breach or inaccuracy of any of the representations or warranties of the Company contained in Article IV herein. Notwithstanding the foregoing, the Indemnified Party shall not assert any claim, and shall not be entitled to indemnification, unless and until the aggregate amount of all Losses indemnifiable hereunder exceeds $1,000,000 (the “Threshold”). The Purchaser acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Company, and in no event shall the Company have any liability to the Purchaser with respect to a breach of representation, warranty or covenant under this Agreement to the extent that the Purchaser knew of such breach as of the Closing Date.

Section 12.2 Procedure. The following shall apply with respect to all claims by the Indemnified Party for indemnification:

(a) The Indemnified Party shall give the Indemnifying Party prompt notice (an “Indemnification Notice”) of any third-party action with respect to which the Indemnified Party seeks indemnification pursuant to Section 12.1 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may be suffered by the Indemnified Party. The failure to give the Indemnification Notice shall not impair any of the rights or benefits of the Indemnified Party under Section 12.1, except to the extent such failure adversely affects the ability of the Indemnifying Party to defend such claim or increases the amount of such liability;

(b) In the case of any Third-Party Claims as to which indemnification is sought by the Indemnified Party, the Indemnified Party shall be entitled to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Party, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within thirty (30) days thereafter), shall (i) deliver a written confirmation to the Indemnified Party that the indemnification provisions of Section 12.1 are applicable to such action and the Indemnifying Party will indemnify the Indemnified Party in respect of such action pursuant to the terms of Section 12.1, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Party to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Third-Party Claim;

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(c) If the Indemnifying Party assumes the defense of any such Third-Party Claim pursuant to Section 12.2(b), then the Indemnified Party shall cooperate with the Indemnifying Party in any manner reasonably requested in connection with the defense. If the Indemnifying Party so assumes the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, and the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the Indemnifying Party has agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party;

(d) If the Indemnifying Party elects to assume the defense of any Third-Party Claim pursuant to Section 12.2(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Party withdraws from or fail to adequately prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability. If the Indemnifying Party does not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Party fails to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Party’s expense. Notwithstanding anything to the contrary, the Indemnifying Party shall not be entitled to control over, but may participate in, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third-Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third-Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third-Party Claim if such Third-Party Claim would impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement. In the event the Indemnified Party retains control of the Third-Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party;

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(e) If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to Section 12.2(b) and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Party’s expense. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against the Indemnified Party, (ii) in which such Third-Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to the Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other actions (known or unknown) arising or which might arise out of the same facts;

(f) Following the Closing, the disinterested independent directors of the Purchaser shall have the authority to institute and prosecute any claims for indemnification hereunder in good faith on behalf of the Purchaser to enforce the terms of this Agreement.

Section 12.3

Section 12.4 Payment of Indemnification. Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement that the Indemnified Party is entitled to.

Section 12.5 Survival of Indemnification Rights. All representations and warranties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive until 12 months following the Closing Date (the “Survival Period”); provided that the representations and warranties on Taxes in Section 4.20 shall survive until the expiry of the applicable statute of limitations. After the expiration of the Survival Period, the Indemnifying Party shall have no further liability for indemnification pursuant to this Article XII other than with respect to the claims already made pursuant to this Article XII.

Section 12.6 Sole and Exclusive Remedy. The remedies provided in this Article XII shall be deemed the sole and exclusive remedies of the Indemnified Party, from and after the Closing Date, with respect to any and all claims arising out of or related to this Agreement or in connection with the transactions contemplated hereby.

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ARTICLE XIII.

MISCELLANEOUS

Section 13.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or the Surviving Corporation following the Closing), to:

VIWO Technology Inc.

1002(28), 10th Floor, West Tanzhou Building, 1

Chang ‘an Street, Miyun District,

Beijing, China (100000)

Attn: Fidel Yang/ Eric Wu

Email: fidel@viwo-tech.com

with a copy to (which shall not constitute notice):

L&C LAW GROUP Representative Office

38-08 Union St #10F, Flushing, NY 11354, USA

Attn: Celine Wang

Email: CelineWang@lclawpc.com

if to the Purchaser Parties

Future Vision II Acquisition Corp.

Xiandai Tongxin Building

201 Xin Jinqiao Road, Rm 302

Pudong New District

Shanghai, China

Attn: Danhua Xu

Email: danhua_xu@outlook.com

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with a copy to (which shall not constitute notice):

Concord Sage PC

360 Valley Vista Dr Suite 140, Diamond Bar, CA 91765, USA

Attn: Qin Li

Email: liqin@concordsage.com; futurevisionii@concordsage.com

Section 13.2 Non-survival or Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) the indemnification of Purchaser set forth in Article XII, and (c) this Article XIII and any corresponding definitions set forth in Article I.

Section 13.3 Amendments; No Waivers; Remedies

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties and the Company, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

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Section 13.4 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

Section 13.5 Publicity.

(a) All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing Date be subject to the prior mutual approval of Purchaser and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 13.5(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 13.5(a).

(b) The restriction in Section 13.5(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing

Section 13.6 Expenses. Except as otherwise set forth in this Agreement, each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby; provided that, if the Closing shall occur, Purchaser shall pay or cause to be paid the unpaid Company Transaction Expenses by wire transfer of immediately available funds to the designated account. For the avoidance of doubt, any payments to be made (or to cause to be made) by Purchaser pursuant to this Section 13.6 shall promptly and immediately be paid upon consummation of the Closing and release of proceeds from the Trust Account.

Section 13.7 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

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Section 13.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

Section 13.9 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

Section 13.10 Entire Agreement. This Agreement together with the other Transaction Documents, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Transaction Documents, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Transaction Documents, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Transaction Documents, except those expressly stated herein or therein.

Section 13.11 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

Section 13.12 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) All monetary figures used herein shall be in United States dollars unless otherwise specified.

(c) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

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(d) The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate persons or through contractual or other legal arrangements, and “direct or indirect” has the correlative meaning

(e) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all”.

(f) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(g) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(h) Captions/headings are not a part of this Agreement, but are included for convenience, only.

(i) A reference to a statute or statutory provision includes, to the extent applicable at any relevant time:

(i) that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision;

(ii) any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii) any subordinate legislation or regulation made under the relevant statute or statutory provision.

Section 13.13 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

Section 13.14 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

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Section 13.15 Waiver of Conflicts.

(a) Recognizing that L&C LAW GROUP (“L&C”) acted as legal counsel to the Company and certain of their respective affiliates prior to the Closing, and that L&C may act as legal counsel to the Surviving Corporation and one or more of its Subsidiaries after the Closing, each of the Company and the Surviving Corporation (including on behalf of the Surviving Corporation’s Subsidiaries) hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with L&C representing any of the Company, the Surviving Corporation or any of its Subsidiaries and any of their respective affiliates after the Closing.

(b) Recognizing that Concord Sage PC. (“CS”) acted as legal counsel to the Purchaser and certain of their respective affiliates prior to the Closing, and that CS may act as legal counsel to the Purchaser and one or more of its Subsidiaries after the Closing, the Purchaser hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with CS representing the Purchaser and any of its Affiliates after the Closing.

Section 13.16 Specific Performance

(a) The Parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, the Parties agree that each Party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with this Agreement this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy);

(b) Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[The remainder of this page intentionally left blank; signature page to follow]

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IN WITNESS WHEREOF, each of the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Purchaser	Future Vision II Acquisition Corp.

	By:	/s/ Danhua Xu
	Name:	Danhua Xu
	Title:	CEO

Merger Sub	Future Vision II Acquisition Merger Subsidiary Corp.

	By:	/s/ Caihong Chen
	Name:	Caihong Chen
	Title:	Director

Company	VIWO Technology Inc.

	By:	/s/ Fidel Yang
	Name:	Fidel Yang
	Title:	CEO

Signature Page

Annex 1

Allocation Statement

Shareholder	Closing Payment Shares
CDDI Capital Ltd	5,472,637
Vlog Technology Limited	796,020
Innovation Spark Technology Limited	796,020
Wu Yue Investment LTD	895,523
Unico Group Holding CO., Limited	995,025
Tapyu Investment Limited	995,025
Total	9,950,250

Annex 1-1

Annex 2

Plan of Merger

[Omitted]

Annex 2-1

Exhibit A

Form of Non-Competition and Non-Solicitation Agreement

[Omitted]

A-1

Exhibit B

Form of Company Transaction Support Agreement

[Omitted]

B-1

Exhibit C

Form of Memorandum and Articles of Association

[Omitted]

C-1

Annex B

Companies Act (revised)

Company Limited by Shares

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

VIWO Inc.

(Adopted by special resolution DATED [●] AND EFFECTIVE ON [●])

B-1

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

VIWO Inc.

(Adopted by special resolution dated [●] and effective on [●])

1	The name of the Company is VIWO Inc.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD50,000.00 divided into 500,000,000.00 ordinary shares of USD0.0001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (revised)

Company Limited by ShareS

Amended and Restated

articles of Association

of

VIWO Inc.

(Adopted by special resolution on [●] AND EFFECTIVE ON [●])

CONTENTS

1.	Definitions, interpretation and exclusion of Table A	1
	Definitions	1
	Interpretation	4
	Exclusion of Table A Articles	5
2.	Commencement of Business	5
3.	Shares	5
	Power to issue Shares and options, with or without special rights	5
	Power to issue fractions of a Share	5
	Power to pay commissions and brokerage fees	6
	Trusts not recognised	6
	Power to vary class rights	6
	Effect of new Share issue on existing class rights	6
	No bearer Shares or warrants	7
	Treasury Shares	7
	Rights attaching to Treasury Shares and related matters	7
4.	Register of Members	8
5.	Share certificates	8
	Issue of share certificates	8
	Renewal of lost or damaged share certificates	8
6.	Lien on Shares	9
	Nature and scope of lien	9
	Company may sell Shares to satisfy lien	9
	Authority to execute instrument of transfer	9
	Consequences of sale of Shares to satisfy lien	9
	Application of proceeds of sale	10
7.	Calls on Shares and forfeiture	10
	Power to make calls and effect of calls	10
	Time when call made	10
	Liability of joint holders	10
	Interest on unpaid calls	11
	Deemed calls	11
	Power to accept early payment	11
	Power to make different arrangements at time of issue of Shares	11
	Notice of default	11

i

	Forfeiture or surrender of Shares	11
	Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	12
	Effect of forfeiture or surrender on former Member	12
	Evidence of forfeiture or surrender	12
	Sale of forfeited or surrendered Shares	12
8.	Transfer of Shares	13
	Form of transfer	13
	Power to refuse registration for Shares not listed on a Designated Stock Exchange	13
	Power to suspend registration	13
	Company may retain instrument of transfer	13
9.	Transmission of Shares	14
	Persons entitled on death of a Member	14
	Registration of transfer of a Share following death or bankruptcy	14
	Indemnity	14
	Rights of person entitled to a Share following death or bankruptcy	14
10.	Alteration of capital	15
	Increasing, consolidating, converting, dividing and cancelling share capital	15
	Dealing with fractions resulting from consolidation of Shares	15
	Reducing share capital	15
11.	Redemption and purchase of own Shares	16
	Power to issue redeemable Shares and to purchase own Shares	16
	Power to pay for redemption or purchase in cash or in specie	16
	Effect of redemption or purchase of a Share	16
12.	Meetings of Members	17
	Power to call meetings	17
	Content of notice	17
	Period of notice	18
	Persons entitled to receive notice	18
	Publication of notice on a website	18
	Time a website notice is deemed to be given	19
	Required duration of publication on a website	19
	Accidental omission to give notice or non-receipt of notice	19
13.	Proceedings at meetings of Members	19
	Quorum	19
	Lack of quorum	19

	Use of technology	20
	Chairman	20
	Right of a director to attend and speak	20
	Adjournment, postponement and cancellation	20
	Method of voting	21
	Taking of a poll	21
	Chairman’s casting vote	21
	Amendments to resolutions	21
	Written resolutions	22
	Sole-member company	22
14.	Voting rights of Members	22
	Right to vote	22
	Rights of joint holders	23
	Representation of corporate Members	23
	Member with mental disorder	23
	Objections to admissibility of votes	23
	Form of proxy	24
	How and when proxy is to be delivered	24
	Voting by proxy	25
15.	Number of directors	25
16.	Appointment, disqualification and removal of directors	25
	No age limit	25
	Corporate directors	25
	No shareholding qualification	26
	Appointment and removal of directors	26
	Resignation of directors	26
	Termination of the office of director	26
17.	Alternate directors	27
	Appointment and removal	27
	Notices	28
	Rights of alternate director	28
	Appointment ceases when the appointor ceases to be a director	28
	Status of alternate director	28
	Status of the director making the appointment	29

18.	Powers of directors	29
	Powers of directors	29
	Appointments to office	29
	Remuneration	30
	Disclosure of information	30
19.	Delegation of powers	30
	Power to delegate any of the directors’ powers to a committee	30
	Power to appoint an agent of the Company	31
	Power to appoint an attorney or authorised signatory of the Company	31
	Power to appoint a proxy	31
	Borrowing powers	32
	Corporate governance	32
20.	Meetings of directors	32
	Regulation of directors’ meetings	32
	Calling meetings	32
	Notice of meetings	32
	Period of notice	32
	Use of technology	32
	Place of meetings	32
	Quorum	33
	Voting	33
	Validity	33
	Recording of dissent	33
	Written resolutions	33
	Sole director’s minute	33
21.	Permissible directors’ interests and disclosure	34
	Permissible interests subject to disclosure	34
	Notification of interests	34
	Voting where a director is interested in a matter	34
22.	Minutes	34
23.	Accounts and audit	34
	No automatic right of inspection	35
	Sending of accounts and reports	35
	Time of receipt if documents are published on a website	35
	Validity despite accidental error in publication on website	35
	Audit	35
24.	Financial year	36
25.	Record dates	36
26.	Dividends	37
	Declaration of dividends by Members	37

	Payment of interim dividends and declaration of final dividends by directors	37
	Apportionment of dividends	37
	Right of set off	38
	Power to pay other than in cash	38
	How payments may be made	38
	Dividends or other monies not to bear interest in absence of special rights	38
	Dividends unable to be paid or unclaimed	39
27.	Capitalisation of profits	39
	Capitalisation of profits or of any share premium account or capital redemption reserve	39
	Applying an amount for the benefit of members	39
28.	Share premium account	39
	Directors to maintain share premium account	39
	Debits to share premium account	40
29.	Seal	40
	Company seal	40
	Duplicate seal	40
	When and how seal is to be used	40
	If no seal is adopted or used	40
	Power to allow non-manual signatures and facsimile printing of seal	40
	Validity of execution	41
30.	Indemnity	41
	Indemnity	41
	Release	41
	Insurance	42
31.	Notices	42
	Form of notices	42
	Electronic communications	42
	Persons authorised to give notices	43
	Delivery of written notices	43
	Joint holders	43
	Signatures	43
	Evidence of transmission	43
	Giving notice to a deceased or bankrupt Member	43
	Date of giving notices	44
	Saving provision	44

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32.	Authentication of Electronic Records	44
	Application of Articles	44
	Authentication of documents sent by Members by Electronic means	44
	Authentication of document sent by the Secretary or Officers of the Company by Electronic means	45
	Manner of signing	45
	Saving provision	45
33.	Transfer by way of continuation	45
34.	Winding up	46
	Distribution of assets in specie	46
	No obligation to accept liability	46
	The directors are authorised to present a winding up petition	46
35.	Amendment of Memorandum and Articles	46
	Power to change name or amend Memorandum	46
	Power to amend these Articles	46
36.	Mergers and Consolidations	46
37.	[Intentionally deleted]	47
38.	[Intentionally deleted]	47
39.	[Intentionally deleted]	47
40.	Annual Return	47

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Articles of Association

of

VIWO Inc.

(Adopted by special resolution dated [●] and effective on [●])

1.	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force.

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles.

Audit Committee means the audit committee of the board of directors of the Company established pursuant to Article 23.8 hereof, or any successor audit committee.

Auditor means the auditor or auditors for the time being of the Company.

Business Day means a day other than a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City or the Cayman Islands, a Saturday or a Sunday.

Cayman Islands means the British Overseas Territory of the Cayman Islands.

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)	the calendar day when the notice is given or deemed to be given; and

(b)	the calendar day for which it is given or on which it is to take effect.

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Clearing House means a clearing house recognized by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company means the above-named company.

Compensation Committee means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchange means any United States national securities exchange, including the Nasdaq Stock Market LLC, the NYSE American LLC or The New York Stock Exchange LLC or any OTC market on which the Shares are listed for trading.

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

general meeting means a general meeting of the Company duly constituted in accordance with the Articles.

Independent Director means a director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the directors.

Member means any person or persons entered on the Register of Members from time to time as the holder of a Share.

Memorandum means the memorandum of association of the Company as amended from time to time.

Nominating Committee means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee, and in the absence of such committee, with respect to future Officers and directors of the Company, nominees for directors must be selected or recommended by Independent Directors constituting a majority of the board of directors’ Independent Directors in a vote in which only Independent Directors participate.

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Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator and excluding the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes by Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression also includes a unanimous written resolution.

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Register of Members means the register of Members maintained in accordance with the Act and includes (except where otherwise stated) any branch or duplicate register of Members.

SEC means the United States Securities and Exchange Commission.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means an ordinary share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution means a resolution of a duly constituted general meeting of the Company or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes by Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 3.14.

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any directors of the Company) are permitted to attend and participate solely by means of Electronic Communication Facilities.

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Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	Any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an Electronic Signature.

(k)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

(l)	The term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

(m)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

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Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2.	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the directors see fit.

2.2	The directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3.	Shares

Power to issue Shares and options, with or without special rights

3.1	Subject to the provisions, if any, in the Act, the Memorandum (and to any direction that may be given by the Company in general meeting), these Articles and, where applicable, the Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws, and without prejudice to any rights attached to any existing Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

3.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

3.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide; and

(b)	the directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

3.4	The Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide.

Power to issue fractions of a Share

3.5	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

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Power to pay commissions and brokerage fees

3.6	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or Partly Paid Up Shares or partly in one way and partly in another.

3.7	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

3.8	Except as required by the Act:

(a)	the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Act) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

3.9	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

3.10	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	for the purposes of a separate class meeting, the directors may treat two or more or all the classes of Shares as forming one class of Shares if the directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

3.11	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

6

Capital contributions without issue of further Shares

3.12	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares, it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class, it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

3.13	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

3.14	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

3.15	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

3.16	The Company shall be entered in the Register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

3.17	Nothing in the preceding Article prevents an allotment of Shares as Fully Paid bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

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3.18	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

4.	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Act.

4.2	The directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Act. The directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

4.3	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

5.	Share certificates

Issue of share certificates

5.1	A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the Register of Members as the holder of a Share, the directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

5.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the directors determine. Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

5.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

5.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

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6.	Lien on Shares

Nature and scope of lien

6.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

6.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

6.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen (14) Clear Days after that notice is deemed to be given under these Articles.

and Shares to which this Article 6.3 applies shall be referred to as Lien Default Shares.

6.4	The Lien Default Shares may be sold in such manner as the directors determine.

6.5	To the maximum extent permitted by applicable laws, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

6.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

6.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

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Notwithstanding the provisions of Article 6.7, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

6.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

7.	Calls on Shares and forfeiture

Power to make calls and effect of calls

7.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

7.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

7.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. A person shall not be liable for calls made after such person is no longer registered as Member in respect of those Shares.

Time when call made

7.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

7.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

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Interest on unpaid calls

7.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

7.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

7.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

7.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

7.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person’s default.

7.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

7.12	If the notice given pursuant to Article 7.10 is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

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7.13	The directors may accept the surrender for no consideration of any Fully Paid Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

7.14	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

7.15	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

7.16	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

7.17	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

7.18	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

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8.	Transfer of Shares

Form of transfer

8.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with the applicable Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange), the SEC and/or any other competent regulatory authority or otherwise under applicable laws or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are Partly Paid Up, by or on behalf of that Member and the transferee.

8.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

8.3	Where the Shares of any class in question are not listed on or subject to the Designated Stock Exchange Rules, the directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the directors may from time to time require, related to the transfer is paid to the Company.

Power to suspend registration

8.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Company may retain instrument of transfer

8.5	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

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8.6	If the directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

9.	Transmission of Shares

Persons entitled on death of a Member

9.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

9.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

9.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

9.4	That person must produce such evidence of his entitlement as the directors may properly require.

9.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

9.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

9.7	All these Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

9.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

9.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. However, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

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10.	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

10.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

10.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Members.

For the purposes of Article 10.2, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

10.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

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11.	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

11.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, and, where applicable, the Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

11.2	[Intentionally deleted]

Power to pay for redemption or purchase in cash or in specie

11.3	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 11.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

11.4	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the Register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the Member’s name is removed from the Register of Members with respect to the Shares the subject of the redemption or purchase.

11.5	[Intentionally deleted]

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12.	Meetings of Members

Power to call meetings

12.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the directors, in accordance with these Articles.

12.2	[Intentionally deleted]

12.3	[Intentionally deleted]

12.4	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

12.5	The directors may call a general meeting at any time.

12.6	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

12.7	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

12.8	The requisition must be in writing and given by one or more Members who together hold not less than 40% of the rights to vote at such general meeting.

12.9	The requisition must also:

(a)	specify the purpose of the meeting;

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

12.10	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

12.11	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 40% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

12.12	[Intentionally deleted]

Content of notice

12.13	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

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(b)	if the meeting is to be held in two or more places, or any meeting at which Electronic Communication Facilities will be utilized (including any Virtual Meeting), the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilize such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(c)	subject to paragraph (d) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

12.14	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

12.15	At least seven Clear Days’ notice of a general meeting must be given to Members, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Shares giving that right.

Persons entitled to receive notice

12.16	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

12.17	Subject to the Act or the Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

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(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

12.18	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. This will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

12.19	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

12.20	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until at least the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

12.21	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

12.22	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

13.	Proceedings at meetings of Members

Quorum

13.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member; or

(b)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting or as required by the Designation Stock Exchange Rules.

Lack of quorum

13.2	If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

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(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

Use of technology

13.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

13.4	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the board or such other director as the directors may determine. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

13.5	If no director is present within fifteen minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

13.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Adjournment, postponement and cancellation

13.7	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 12; or

(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman of the meeting must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

13.8	Should a meeting be adjourned for more than twenty Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

13.9	[Intentionally deleted]

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13.10	When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The directors may postpone a general meeting which has already been postponed.

Method of voting

13.11	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

13.12	A poll demanded on the question of adjournment shall be taken immediately.

13.13	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

13.14	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

13.15	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

13.16	If the votes on a resolution are equal, the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

13.17	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

13.18	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

13.19	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

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Written resolutions

13.20	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled so to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

13.21	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

13.22	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

13.23	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

14.	Voting rights of Members

Right to vote

14.1	Subject to any rights or restrictions attached to any Member’s Shares, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

14.2	Members may vote in person or by proxy.

14.3	Every Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

14.4	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

14.5	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

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Rights of joint holders

14.6	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

14.7	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

14.8	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

14.9	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

14.10	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

14.11	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

14.12	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

14.13	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

Member with mental disorder

14.14	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

14.15	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

14.16	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

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Form of proxy

14.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

14.18	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying these Articles about authentication of Electronic Records.

14.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

14.20	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

14.21	Subject to the following Articles, the directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

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14.22	Notwithstanding Article 14.21(a) and Article 14.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

14.23	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

14.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

14.25	The instrument appointing a proxy to vote at a meeting shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

14.26	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

14.27	The Directors may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

15.	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum shall be ten.

16.	Appointment, disqualification and removal of directors

No age limit

16.1	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

16.2	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, these Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to these Articles about directors’ meetings.

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No shareholding qualification

16.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment and removal of directors

16.4	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional Director.

16.5	The remaining director(s) may appoint a director even though there is not a quorum of directors.

16.6	No appointment can cause the number of directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

16.7	For so long as Shares are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

16.8	Without prejudice to the Company’s power to appoint a person to be a director pursuant to these Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of directors not exceeding any maximum number fixed by or in accordance with these Articles.

16.9	An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the directors.

16.10	A director may be removed by Ordinary Resolution.

Resignation of directors

16.11	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

16.12	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

16.13	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

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(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(f)	all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with these Articles or by a resolution in writing signed by all of the other directors.

17.	Alternate directors

Appointment and removal

17.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 32.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 17.4(c)).

17.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 17.4.

17.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 17.1.

17.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 32.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 32.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

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(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

17.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

17.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

17.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

17.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

17.9	An alternate director shall cease to be an alternate director if:

(a)	the director who appointed him ceases to be a director; or

(b)	the director who appointed him revokes his appointment by notice delivered to the directors or to the registered office of the Company or in any other manner approved by the directors; or

(c)	in any event happens in relation to him which, if he was a director of the Company, would cause his office as director to be vacated.

Status of alternate director

17.10	An alternate director shall carry out all functions of the director who made the appointment.

17.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

17.12	An alternate director is not the agent of the director appointing him.

17.13	An alternate director is not entitled to any remuneration for acting as alternate director.

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Status of the director making the appointment

17.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

18.	Powers of directors

Powers of directors

18.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

18.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

18.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as vice-chairman of the board of directors;

(c)	as managing director;

(d)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

18.4	The appointee must consent in writing to holding that office.

18.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

18.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

18.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required (including without limitation, for the avoidance of doubt, one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries), for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

18.8	The Secretary or Officer must consent in writing to holding that office.

18.9	A director, Secretary or other Officer of the Company may not hold the office, or perform the services, of Auditor.

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Remuneration

18.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings. Until otherwise determined by the Company by Ordinary Resolution, the directors (other than alternate directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine

18.11	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

18.12	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

18.13	Subject to compliance with applicable laws, including the applicable federal securities laws of the United States, the directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the Register of Members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

19.	Delegation of powers

Power to delegate any of the directors’ powers to a committee

19.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee, if any). Persons on the committee may include non-directors so long as the majority of those persons are directors.

19.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

19.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

19.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

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19.5	The directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the directors may delegate pursuant to the Articles and as required by the Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of directors as the directors shall from time to time determine (or such minimum number as may be required from time to time by the Designated Stock Exchange Rules, the SEC and/or any other competent regulatory authority or otherwise under applicable laws). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee (if established) shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable laws.

Power to appoint an agent of the Company

19.6	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

19.7	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

19.8	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

19.9	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

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19.10	Articles 17.1 to 17.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

19.11	A proxy is an agent of the director appointing him and is not an Officer.

Borrowing powers

19.12	The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate governance

19.13	The directors may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the directors on various corporate governance related matters as the directors shall determine by resolution from time to time.

20.	Meetings of directors

Regulation of directors’ meetings

20.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

20.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

20.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral. Attendance at a meeting without written objection shall be deemed to be a waiver of such notice requirement.

Period of notice

20.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. A meeting may be convened on shorter notice with the consent of all directors.

Use of technology

20.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

20.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

20.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

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Quorum

20.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

20.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

20.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

20.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

20.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

20.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. If a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

20.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

20.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

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21.	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

21.1	A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant meeting of the directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

21.2	[Intentionally deleted]

21.3	[Intentionally deleted]

21.4	[Intentionally deleted]

Notification of interests

21.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Voting where a director is interested in a matter

21.6	[Intentionally deleted]

21.7	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

22.	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

23.	Accounts and audit

Accounting and other records

23.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

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No automatic right of inspection

23.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

23.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

23.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

23.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

23.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

Audit

23.7	The directors or the Members, by Ordinary Resolution, may appoint an Auditor of the Company who shall hold office on such terms as the directors or the Members determine.

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23.8	Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

23.9	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest.

23.10	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

23.11	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

23.12	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

23.13	Auditors shall, if so required by the directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any other time during their term of office, upon request of the directors or any general meeting of the Company.

24.14	Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the directors, with any director interested in such payment abstaining from such review and approval.

24.15	[Intentionally deleted]

24.	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

25.	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for:

(a)	calling a general meeting;

(b)	declaring or paying a dividend;

(c)	making or issuing an allotment of Shares; or

(d)	conducting any other business required pursuant to these Articles.

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The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

26.	Dividends

Declaration of dividends by Members

26.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

26.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

26.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

26.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non- preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

26.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. If a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

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Right of set off

26.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

26.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

26.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose – by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

26.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable laws or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

26.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

26.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

26.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

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Dividends unable to be paid or unclaimed

26.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

26.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

27.	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

27.1	The directors may resolve to capitalize:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of members

27.2	The amount capitalized must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalized had been distributed as a dividend.

27.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

28.	Share premium account

Directors to maintain share premium account

28.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

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Debits to share premium account

28.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

28.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

29.	Seal

Company seal

29.1	The Company may have a seal if the directors so determine.

Duplicate seal

29.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

29.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

29.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) or any Officer to which authority has been delegated by resolution duly adopted by the directors; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

29.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

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Validity of execution

29.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

30.	Indemnity

Indemnity

30.1	To the extent permitted by applicable laws, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary, director (including alternate director) or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s, director’s (including alternate director’s) or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary, director (including alternate director) or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Such indemnity only applies if the directors are of the view that, in the absence of fraud, wilful default or wilful neglect, such existing or former Secretary, director (including alternate director) or Officer acted honestly and in good faith with a view to what the person believes is in the best interests of the Company and, in the case of criminal proceedings, such person had no reasonable cause to believe that their conduct was unlawful. No such existing or former Secretary, director (including alternate director) or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

30.2	To the extent permitted by applicable laws, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary, director (including alternate director) or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary, director (including alternate director) or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary, director (including alternate director) or that Officer for those legal costs.

Release

30.3	To the extent permitted by applicable laws, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, wilful default or wilful neglect.

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Insurance

30.4	To the extent permitted by applicable laws, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

31.	Notices

Form of notices

31.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

31.2	Without limitation to Articles 17.1 to 17.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 19.8 to 19.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

31.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

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Persons authorised to give notices

31.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

31.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

31.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the Register of Members.

Signatures

31.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

31.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

31.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

31.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

31.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

31.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

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Date of giving notices

31.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Cayman Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Cayman Islands, by posting it by prepaid airmail to the street or postal address of that recipient	3 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See these Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Saving provision

31.14	None of the preceding notice provisions shall derogate from these Articles about the delivery of written resolutions of directors and written resolutions of Members.

32.	Authentication of Electronic Records

Application of Articles

32.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 32.2 or Article 32.4 applies.

Authentication of documents sent by Members by Electronic means

32.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 32.7 does not apply.

32.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 32.7 applies.

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Authentication of document sent by the Secretary or Officers of the Company by Electronic means

32.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 32.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

32.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 32.7 applies.

Manner of signing

32.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

32.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

33.	Transfer by way of continuation

33.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

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33.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

34.	Winding up

Distribution of assets in specie

34.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

34.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

34.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

35.	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

35.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

35.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

36.	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more constituent companies (as defined in the Act) upon such terms as the directors may determine and (to the extent required by the Act) with the approval of a Special Resolution.

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37.	[Intentionally deleted]

38.	[Intentionally deleted]

39.	[Intentionally deleted]

40.	Annual Return

40.1	The directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

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INDEX TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS OF
VIWO TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Future Vision II Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Future Vision II Acquisition Corp. (the Company) as of December 31, 2024, and the related statements of operations, changes of shareholders’ equity, and cash flows for the period from January 30, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from January 30, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. If the Company is unable to complete a business combination within the combination period, the Company would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

March 5, 2025

FUTURE VISION II ACQUISITION CORP.

BALANCE SHEET

Currency expressed in United States dollars (“US$), except for number of shares

December 31, 2024
ASSETS
Current assets
Cash	$1,332,505
Prepaid expenses	4,980
Total current assets	1,337,485

Non-current assets
Marketable securities held in Trust Account	58,605,697
Total non-current assets	58,605,697

TOTAL ASSETS	$59,943,182

Liabilities, Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$75,000
Due to related parties	36,333
Total current liabilities	111,333

Total Liabilities	111,333

Commitments and contingencies (Note 7)	-

Ordinary shares subject to possible redemption, 5,750,000 shares	52,137,642

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 1,794,000 shares issued and outstanding (excluding 5,750,000 shares subject to redemption)	179
Additional paid-in capital	7,694,028
Retained earnings	-
Total Shareholders’ Equity	7,694,207
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ EQUITY	$59,943,182

The accompanying notes are an integral part of these financial statements.

FUTURE VISION II ACQUISITION CORP.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Currency expressed in United States dollars (“US$), except for number of shares

For the Period From January 30, 2024 (Inception) Through December 31, 2024
Formation and operating costs	$154,278
Administrative fee	36,333
Total operating expenses	190,611

Loss from Operations	(190,611)

Other income:
Interest income	12,757
Income earned on marketable securities held in Trust Account	818,197
Total other income	830,954

Income before income taxes	640,343
Income taxes provision	-
Net income	$640,343

Other comprehensive income	-
Comprehensive income	$640,343

Basic and diluted weighted average ordinary shares outstanding, redeemable ordinary shares	1,865,327
Basic and diluted net income per ordinary share, redeemable ordinary shares	$0.50
Basic and diluted weighted average ordinary shares outstanding, non-redeemable ordinary shares	1,426,476
Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	$(0.21)

The accompanying notes are an integral part of these financial statements.

FUTURE VISION II ACQUISITION CORP.

STATEMENT OF CHANGES STOCKHOLDER’S EQUITY

Currency expressed in United States dollars (“US$), except for number of shares

	Ordinary Shares		Additional Paid-in	Retained	Total Shareholder’s
	Shares	Amount	Capital	earnings	Equity
Balance as of January 30, 2024 (inception)	-	$-	$-	$-	$-
Founder shares issued to Sponsor	1,437,500	144	24,856	-	25,000
Proceeds allocated to Public Rights	-	-	5,010,612	-	5,010,612
Sale of private placement shares	299,000	30	2,989,970	-	2,990,000
Issuance of representative shares	57,500	5	522,014	-	522,019
Underwriters’ discount	-	-	(120,649)	-	(120,649)
Other offering expenses	-	-	(40,171)	-	(40,171)
Accretion of ordinary share subject to redemption value	-	-	(692,604)	(640,343)	(1,332,947)
Net income	-	-	-	640,343	640,343
Balance as of December 31, 2024	1,794,000	$179	$7,694,028	$-	$7,694,207

The accompanying notes are an integral part of these financial statements.

FUTURE VISION II ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

Currency expressed in United States dollars (“US$)

For the Period From January 30, 2024 (Inception) Through
December 31, 2024
Cash Flows from Operating Activities:
Net income	$640,343
Adjustments to reconcile net loss to net cash used in operating activities:
Income earned on marketable securities held in Trust Account	(818,197)
Changes in operating assets and liabilities:
Prepaid expenses	(4,980)
Due to related parties	36,333
Net Cash Used in Operating Activities	(146,501)

Cash Flows from Investing Activities:
Purchase of marketable securities held in Trust Account	(57,787,500)
Net Cash Used in Investing Activities	(57,787,500)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares to Sponsor	25,000
Proceeds from issuance of promissory note to related party	375,000
Repayment of promissory note to related party	(375,000)
Proceeds from sale of public units through public offerings, net of underwriters’ discount	56,637,500
Proceeds from ordinary shares issued in private placement	2,990,000
Payment of offering costs	(385,994)
Net Cash Provided by Financing Activities	59,266,506

Net Change in Cash	1,332,505

Cash, Beginning of Period	-
Cash, End of Period	$1,332,505

Supplemental Disclosure of Non-cash Investing and Financing Activities:
Offering costs included in accounts payable and accrued expenses	75,000
Representative shares issued and charged to offering costs	522,019
Accretion of ordinary shares subject to redemption value	1,332,947

The accompanying notes are an integral part of these financial statements.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 1 — Organization and Business Operation

Future Vision II Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Cayman Islands exempted company on January 30, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any Business Combination target and it has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any Business Combination target with respect to the Business Combination.

As of December 31, 2024, the Company had not commenced any operations. For the period from January 30, 2024 (inception) through December 31, 2024, the Company’s efforts have been limited to organizational activities as well as activities related to the Initial Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering and Private Placement (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s founder and sponsor is HWei Super Speed Co. Ltd., a British Virgin Island business company with limited liability (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 11, 2024. On September 13, 2024, the Company consummated its Initial Public Offering of 5,000,000 units (the “Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $50,000,000 (the “Initial Public Offering”, or “IPO”), and incurring offering costs of $1,845,513. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the Initial Public Offering price to cover over-allotments, if any. As of September 13, 2024, the over-allotment option was exercised, generating gross proceeds of $7,500,000 and deposited into the Trust Account. Meanwhile, 57,500 ordinary shares were issued to the underwriter at the closing of the IPO as representative shares (“Representative Shares”), and 28,750 representative shares will be issued as the deferred underwriting commission at the consummation of a Business Combination.

Simultaneously with the consummation of the closing of the IPO, the Company consummated the private placement of an aggregate of 299,000 units (the “Placement Units”) to the Sponsor at a price of $10.00 per Unit, generating gross proceeds of $2,990,000 (the “Private Placement”). (see Note 4).

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Following the closing of the IPO on September 13, 2024, an amount of $57,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO and a portion of the proceeds from the sale of the Placement Units was placed in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, with a maturity of 180 days or less, or in money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act of 1940 which invest only in direct U.S. government treasury obligations, as determined by the Company. The proceeds from this offering held in the trust account will not be released from the trust account (1) to the Company, until the completion of the initial business combination, or (2) to public shareholders, until the earliest of: (a) the completion of the initial Business Combination, (b) the redemption of any ordinary shares sold as part of the units in this offering (the “public shares”) properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to provide holders of the Company’s ordinary shares the right to have their shares redeemed in connection with the Company’s initial business combination or to redeem 100% of the Company’s public shares if the Company does not complete the initial business combination March 13, 2026 or up to September 13, 2026 (an “Extension Period”) or (B) with respect to any other provision relating to the rights of holders of the Company’s ordinary shares, and (c) the redemption of the Company’s public shares if it has not consummated the business combination within 18 months from the closing of this offering or during any Extension Period, subject to applicable law. Public shareholders who redeem their ordinary shares in connection with a shareholder vote described in clause (b) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if the Company has not consummated an initial business combination within 18 months from the closing of this offering, with respect to such ordinary shares so redeemed. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.05 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter. The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. The Company will have only 18 months from the closing of the Initial Public Offering or during any Extension Period to complete the initial Business Combination (the “Combination Period”). If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay the Company’s taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the Business Combination within the 18 months from the closing of this offering or during any Extension Period.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The Founder shares except as described below, are identical to the ordinary shares included in the units being sold in this offering, and holders of Founder shares have the same shareholder rights as public shareholders, except that (a) prior to the initial business combination, only holders of the founder shares have the right to vote on the appointment of directors and holders of a majority of the founder shares may remove a member of the board of directors for any reason; (b) in a vote to continue the company in a jurisdiction outside of the Cayman Islands, holders of founder shares will have ten votes for every founder share and holders of ordinary shares will have one vote for every ordinary share; (c) the Founder shares are subject to certain transfer restrictions, as described in more detail below; (d) the Company’s initial shareholder has entered into an agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder shares in connection with the completion of the Company’s initial Business Combination, (ii) waive their redemption rights with respect to their Founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to provide for the redemption of the Company’s public shares in connection with an initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within 18 months from the closing of this offering or during any Extension Period, and (B) with respect to any other provisions relating to shareholders’ rights, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder shares if the Company fails to complete its initial Business Combination within 18 months from the closing of this offering or during any Extension Period, (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame), and (iv) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination. If the Company submits its initial Business Combination to its public shareholders for a vote, its founder has agreed (and its permitted transferees will agree) to vote their Founder shares, private shares and any public shares purchased during or after this offering in favor of its initial Business Combination. The other members of the Company’s management team have entered into agreements similar to the one entered into by the Company’s Sponsor with respect to any public shares acquired by them in or after this offering.

The Company will have until 18 months from the closing of the IPO (or up to 24 months from the closing of this offering if the Company extends the period of time to consummate a Business Combination by up to six additional months through six one-month extensions of time, as further provided in the Company’s amended and restated memorandum and articles of association) to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes as well as expenses relating to the administration of the trust account (less up to $50,000 of interest released to the Company to pay taxes and potentially, dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to our obligations under the Companies Act to provide for claims of creditors and the requirements of other applicable law.

The underwriter has agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.05).

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Sponsor will not be responsible to the extent of any liability for such third party claims.

Going Concern Consideration

As of December 31, 2024, the Company had $1,332,505 of cash in its operating bank account.

The Company’s liquidity needs prior to the consummation of the IPO were satisfied through the payment of $25,000 from the Sponsor to cover for certain offering costs on the Company’s behalf in exchange for issuance of Founder Shares (as defined in Note 5), and loan from the Sponsor of $375,000 under the Promissory Note (as defined in Note 5). The Company repaid the Promissory Note in full shortly after receipt of funds in the operating bank account from the Trust Account. Subsequent to the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the IPO and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of December 31, 2024, there were no amounts outstanding under any Working Capital Loan.

The Company has incurred and expects to continue to incur significant costs in pursuit of the consummation of an initial Business Combination. In addition, the Company initially has until March 13, 2026 to consummate the initial Business Combination (assume no extensions). If the Company does not complete a Business Combination within the prescribed timeline, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. Notwithstanding management’s belief that the Company would have sufficient funds to execute its business strategy, there is a possibility that business combination might not happen within the 18-month period from the issuance date of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, management has determined that such additional condition raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statements do not include any adjustments that might result from the Company’s inability to consummate the initial Business Combination to continue as a going concern.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,332,505 in cash as of December 31, 2024.

Marketable Securities Held in Trust Account

As of December 31, 2024, all of the assets held in the Trust Account were held in U.S. Treasury Securities Money Market Funds. All of the Company’s investments held in the Trust Account are classified as marketable securities. Marketable securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in income earned on marketable securities held in Trust Account in the accompanying statement of operations. The estimated fair values of marketable securities held in Trust Account are determined using available market information. As of December 31, 2024, the estimated fair value of marketable securities held in Trust Account was $58,605,697.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the IPO. Offering cost amounted to $1,845,513, consisting of $862,500 and $522,019 of underwriting commissions which were paid in cash and representative shares (57,500 ordinary shares) at the closing date of the IPO, respectively and $460,994 of other offering costs. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. The Company allocates offering costs among public shares, public rights based on the relative fair values of public shares and public rights. Accordingly, $1,684,693 was allocated to public shares and charged to temporary equity, and $160,820 was allocated to public rights and charged to shareholders’ equity.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 - Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820 approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature. The carrying amounts reported in the balance sheet for cash and cash equivalents, marketable securities held in trust account, accounts payable and accrued expenses and due to related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2024
Assets:
Marketable securities held in Trust Account	1	$58,605,697

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution and marketable securities held in Trust Account which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Ordinary Shares Subject to Possible Redemption

All of the 5,750,000 Ordinary Shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation.

The Company accounted for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity” (ASC 480). Ordinary shares subject to mandatory redemption (if any) were classified as a liability instrument and will be measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) were classified as temporary equity. At all other times, ordinary shares were classified as stockholders’ equity. In accordance with ASC 480-10-S99, the Company classified the ordinary shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company.

Given that the 5,750,000 ordinary shares sold as part of the units in the IPO were issued with other freestanding instruments (i.e., rights), the initial carrying value of ordinary shares classified as temporary equity has been allocated to the proceeds determined in accordance with ASC 470-20. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes in redemption value as a charge against retained earnings or, in the absence of retained earnings, as a charge against additional paid-in-capital over an expected 18-month period, which is the initial period that the Company has to complete a Business Combination.

For the period from January 30, 2024 (inception) through December 31, 2024, the Company recorded accretion of ordinary share subject to redemption value of $1,332,947.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Ordinary shares subject to possible redemption reflected in the balance sheet are recorded in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public rights	(5,010,612)
Offering costs allocated to redeemable shares	(1,684,693)
Plus:
Accretion of carrying value to redemption value	1,332,947
Ordinary shares subject to possible redemption as of December 31, 2024	$52,137,642

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the shares subject to possible redemption was considered to be dividends paid to the public shareholders. For the period from January 30, 2024 (inception) through December 31, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

For the Period From January 30, 2024 (Inception) Through
December 31, 2024
Net income	$640,343
Less: Accretion of redeemable ordinary shares subject to redemption value	(1,332,947)
Net loss including accretion of redeemable ordinary shares to redemption value	(692,604)

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Period From January 30, 2024 (Inception) Through
	December 31, 2024
	Redeemable Ordinary Share	Non-Redeemable Ordinary Share
Numerators:
Allocation of net loss	$(392,470)	$(300,134)
Accretion of initial measurement of ordinary shares subject to redemption value	1,332,947	-
Allocation of net income (loss)	$940,477	$(300,134)
Denominators:
Weighted-average ordinary shares outstanding	1,865,327	1,426,476

Basic and diluted net income (loss) per share	$0.50	$(0.21)

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company determined that the Cayman Islands is the Company’s only major tax jurisdiction.

The Company may be subject to potential examination by taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

There is currently no taxation imposed on income by the Government of the Cayman Islands for the period from January 30, 2024 (inception) through December 31, 2024.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Management does not believe that any recently issued, but not effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On September 13, 2024, the Company consummated its IPO of 5,000,000 Units, at $10.00 per Unit, generating gross proceeds of $50,000,000. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the IPO price to cover over-allotments. On September 13, 2024, the over-allotment option was exercised, generating gross proceeds of $7,500,000 and deposited into the Trust Account.

Each unit has an offering price of $10.00 and consists of one ordinary share (“Public Share”) and one right (“Public Right”) to receive one-tenth (1/10) of an ordinary share upon the consummation of the initial business combination.

Meanwhile, the Company incurred offering costs of approximately $1,845,513, consisting of $862,500 and $522,019 of underwriting commissions which were paid in cash and representative shares (57,500 ordinary shares) at the closing date of the IPO, respectively and $460,994 of other offering costs.

Meanwhile, pursuant the underwriting agreement, 1.0% of the gross proceeds of the IPO, or $575,000, will be paid in cash, and 28,750 representative shares will be issued, both of which as the deferred underwriting commission at the consummation of a Business Combination.

All of the 5,750,000 public shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to accrete changes in the redemption value over the period from the date of issuance which is the IPO date. The accretion or remeasurement is treated as a deemed dividend and charged against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 299,000 Placement Units at a price of $10.00 per Placement Unit raising $2,990,000 in the aggregate.

The proceeds from the sale of the Placement Units were added to the net proceeds from the IPO held in the Trust Account. The Private Placement Units are identical to the Public Units sold in this IPO, subject to limited exceptions. The holder of the Private Placement Units will be entitled to registration rights. In addition, these Private Placement Units may not, subject to certain limited exceptions, be redeemable, transferred, assigned or sold until the later of the completion of our initial business combination or 12 months following the closing of the IPO.

Note 5 — Related Party Transactions

Founder Shares

On February 27, 2024, the Sponsor acquired 1,437,500 ordinary shares (“Founder shares”) for an aggregate purchase price of $25,000, among which, up to 187,500 Founder Shares are subject to forfeiture if the underwriters’ over-allotment is not exercised. On September 13, 2024, the over-allotment option was exercised and none of the Founder Shares were subject to forfeiture.

The Sponsor has agreed not to transfer, assign or sell their Founder Shares (excluding any units or shares comprising the units acquired in the offering) until the earlier to occur of (a) twelve months after the completion of the Company’s initial business combination and (b) upon completion of the Company’s initial business combination, (x) if the last reported sale price of the Company’s ordinary shares equals or exceeds $12.00 per unit (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial business combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the Company’s initial business combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees would be subject to the same restrictions and other agreements of our sponsor, directors and executive officers with respect to any founder shares.

Promissory Note — Related Party

On February 22, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $500,000 (the “Promissory Note”) to be used for a portion of the expenses for the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) September 30, 2024 or (2) the closing of the IPO. The loan will be repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account.

The Company had borrowed $375,000 under the Promissory Note with the Sponsor for its IPO. Shortly after completion of the IPO, such amount was fully repaid. As of December 31, 2024, no amounts under the Promissory Note have been drawn.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it intends to repay such loaned amount at closing. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans (“Working Capital Loans”) made by the Sponsor, the Company’s officers and directors, or the Company’s or their affiliates to the Company prior to or in connection with its initial Business Combination may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of its initial Business Combination. The units would be identical to the Placement Units.

As of December 31, 2024, the Company had no borrowings under the Working Capital Loans.

Administrative Services Arrangement

Commencing on the effective date of the registration statement of the IPO, the Company has agreed to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of its initial Business Combination or its liquidation, the Company will cease paying these monthly fees.

For the period from January 30, 2024 (inception) through December 31, 2024, the Company has accrued $36,333 for the service provided by the Sponsor and as of December 31, 2024, the Company had amount due to related parties of $36,333. The amount due to related parties is non-interest bearing and due on demand.

Note 6 — Shareholder’s Equity

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. On January 30, 2024, the Company issued 10,000 ordinary shares to the Sponsor for an aggregate purchase price of $1. On February 27, 2024, the Company issued 1,437,500 ordinary shares to the Sponsor including an aggregate of 187,500 shares that are subject to forfeiture to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial shareholder will own 20% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Units and Representative shares (as defined below) and assuming the initial shareholder does not purchase any shares in the IPO). Meanwhile, the Sponsor irrevocably surrendered to the Company for cancellation and for nil consideration 10,000 ordinary shares.

As of December 31, 2024, as a result of closing of the IPO and the exercise of the Representative’s Over-Allotment Option on September 13, 2024, there were 7,544,000 ordinary shares issued and outstanding, including 5,750,000 ordinary shares subject to possible redemption.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Rights

As of December 31, 2024, there were 5,750,000 public rights and 299,000 private rights include in the Placement Units outstanding. There was no right attached to the Representative Shares. Except in cases where the Company is not the surviving company in a business combination, each holder of a right will receive one-tenth (1/10) of an ordinary share (the “Rights”) upon consummation of the initial business combination. In the event the Company will not be the surviving company upon completion of our initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share of the Company underlying each right upon consummation of the business combination unless otherwise waived in the course of the business combination. No fractional shares will be issued upon exchange of rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a business combination. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Law. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

Representative Shares

On September 13, 2024, the Company issue 57,500 Representative Shares to the representative of the underwriters (and/or its designees) as part of the underwriting compensation. The representative shares have deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in this offering pursuant to FINRA Rule 5110I(1). Pursuant to FINRA Rule 5110I(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales in this offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following September 13, 2024 except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates.

On December 31, 2024, as a result of the closing of the IPO and exercise of the Representative’s Over-Allotment Option, there were 1,794,000 ordinary shares issued and outstanding, consisting of 1,437,500 ordinary shares of founder shares, 299,000 ordinary shares from private placement and 57,500 to the underwriter.

FUTURE VISION II ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and Private Placement Units (and their underlying securities) are entitled to registration rights pursuant to the registration rights agreement signed on the effective date of the IPO, requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the effective date of the IPO to purchase up to an additional 750,000 units to cover over-allotments at the IPO price. On September 13, 2024, the over-allotment options were exercised, generating gross proceeds of $7,500,000 and deposited into the Trust Account.

The underwriters were entitled to an underwriting discount of 4.0% of the gross proceeds of the IPO, of which (i) 1.5% of the gross proceeds of the IPO, or $862,500, were paid in cash at the closing of the IPO, (ii) 57,500 ordinary shares were paid at the closing of the IPO as representative shares (“Representative Shares”) (such representative shares shall be registered so as to circumvent reliance on the Rule 144 exemption and shall only therein be subject to FINRA’s 180-day lock-up period rule), (iii) 1.0% of the gross proceeds of the IPO, or 575,000, will be paid in cash, and 28,750 representative shares will be issued, both of which as the deferred underwriting commission at the consummation of a Business Combination.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of this report when the financial statements were issued. Other than as described in the financial statements, the Company did not identify any subsequent events that would require adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

VIWO Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VIWO Technology Inc. and subsidiaries (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the board of directors and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As discussed in Notes 2 to the consolidated financial statements, revenue are primarily derived from providing AI+Martech service and AI+Software development services that are recognized as the performance obligations are satisfied point in time. During the two years ended September 30, 2024 and 2023, AI+Martech service and AI+Software development services provided was delivered approximately $46.9 million and $38.5 million in revenue pursuant to the service agreements entered, respectively. Pursuant to the contracts, the Company is responsible for assisting its clients in effective advertising solutions by optimizing advertising content and precisely matching content with targeted consumers by processing a massive amount of data through efficient automation.

We identified the accounting for revenue recognition of AI+Martech service and AI+Software development services as a critical audit matter due to the fact that the AI+Martech services provided highly relied on central processing algorithms established in the cloud storage and the transactions were processed frequently, and AI+Software development services are subject to client’s acceptance. This led to a high degree of auditor judgment, subjectivity and significant audit effort was required in performing procedures to evaluate management’s determination of timing of when the performance obligation is fulfilled.

The primary procedures we performed to address this critical audit matter included:

➢	Obtained and understood the service agreements of AI+ Martech service and AI+ Software development services provided;

➢	Performed walkthroughs of sales transactions to confirm the working flow of the key business cycles;

➢	Obtained and assess the reasonableness of revenue recognition memo including analysis of principal versus agent along with the management’s conclusion;

➢	Tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

➢	Tested the revenue cut-off test of a period before and after the balance sheet date.

➢	Tested the occurrence and accuracy of revenue through confirmation procedure.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

PCAOB ID: 2485

Rowland Heights, California

January 6, 2025

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	73,200,346	68,287,177	9,745,009
Accounts receivable, net	12,395,111	9,082,400	1,296,116
Advance to suppliers	20,253,346	21,468,692	3,063,717
Other current assets	2,096,131	1,591,338	227,094
Total current assets	107,944,934	100,429,607	14,331,936

Non-current assets
Property and equipment, net	824,100	502,004	71,639
Deferred tax assets	126,926	49,169	7,017
Operating lease right-of-use assets	413,206	143,014	20,409
Total non-current assets	1,364,232	694,187	99,065

TOTAL ASSETS	109,309,166	101,123,794	14,431,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	10,000,000	10,140,000	1,447,042
Accounts payable	16,336,452	9,510,954	1,357,273
Contract liabilities	265,080	1,176,621	167,911
Other payables and accrued liabilities	1,189,662	640,984	91,472
Amounts due to related parties, current	201,992	181,992	25,971
Lease liabilities	392,105	127,135	18,143
Taxes payable	385,443	3,556,408	507,522
Total current liabilities	28,770,734	25,334,094	3,615,334

Non-current liabilities
Deferred tax liabilities	3,011	-	-
Amounts due to related parties, non-current	77,571,938	53,848,488	7,684,518
Total non-current liabilities	77,574,949	53,848,488	7,684,518

TOTAL LIABILITIES	106,345,683	79,182,582	11,299,852

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00005 par value, 1,000,000,000 shares authorized, 100,000,000 shares issued and outstanding as of September 30, 2023 and 2024)*	35,825	35,825	5,112
Share subscription receivable	(15,998)	-	-
Retained earnings	2,596,174	19,714,814	2,813,428
Statutory reserves	353,467	2,459,161	350,938
Accumulated other comprehensive loss	(5,985)	(268,588)	(38,329)
Total shareholders’ equity	2,963,483	21,941,212	3,131,149

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,309,166	101,123,794	14,431,001

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended September 30,
	2023	2024	2024
	RMB	RMB	USD
OPERATING REVENUES
Services	276,556,816	328,553,959	46,886,714
Total operating revenues	276,556,816	328,553,959	46,886,714

COST OF REVENUES	(188,112,102)	(233,779,587)	(33,361,816)

GROSS PROFIT	88,444,714	94,774,372	13,524,898

OPERATING EXPENSES
Selling expenses	(1,677,410)	(2,047,345)	(292,169)
General and administrative expenses	(7,551,849)	(5,440,351)	(776,372)
Research and development expenses	(78,436,350)	(65,412,580)	(9,334,786)
Total operating expenses	(87,665,609)	(72,900,276)	(10,403,327)

INCOME FROM OPERATIONS	779,105	21,874,096	3,121,571

OTHER INCOME (EXPENSES)
Finance income	260,076	1,186,092	169,263
Finance expenses	(204,503)	(513,060)	(73,217)
Other income, net	808,050	209,316	29,871
Total other income, net	863,623	882,348	125,917

INCOME FROM CONTINUING OPERATINGS BEFORE INCOME TAXES	1,642,728	22,756,444	3,247,488

PROVISION FOR INCOME TAXES
Current	(216,748)	(3,457,364)	(493,388)
Deferred	126,411	(74,746)	(10,667)
Total provision for income tax	(90,337)	(3,532,110)	(504,055)

NET INCOME FROM CONTINUING OPERATINGS	1,552,391	19,224,334	2,743,433

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of income tax	(1,055,541)	-	-
Gain from disposal	1,055,541	-	-
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAX	-	-	-

NET INCOME	1,552,391	19,224,334	2,743,433

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(5,985)	(262,603)	(37,475)

TOTAL COMPREHENSIVE INCOME	1,546,406	18,961,731	2,705,958

EARNINGS PER SHARE
Basic and Diluted	0.02	0.19	0.03

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and Diluted	100,000,000	100,000,000	100,000,000

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Share	Retained earnings		Accumulated Other	SHAREHOLDERS’
	Shares*	Amount*	subscription Receivable	Statutory reserves	Unrestricted	comprehensive loss	EQUITY Total
		RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, September 30, 2022	100,000,000	35,825	(35,825)	140,841	1,256,409	-	1,397,250
Net income	-	-	-	-	1,552,391	-	1,552,391
Receivable from share subscription	-	-	19,827	-	-	-	19,827
Appropriation to Statutory reserves	-	-	-	212,626	(212,626)	-	-
Foreign currency translation	-	-	-	-	-	(5,985)	(5,985)
BALANCE, September 30, 2023	100,000,000	35,825	(15,998)	353,467	2,596,174	(5,985)	2,963,483
Net income	-	-	-	-	19,224,334	-	19,224,334
Receivable from share subscription	-	-	15,998	-	-	-	15,998
Appropriation to Statutory reserves	-	-	-	2,105,694	(2,105,694)	-	-
Foreign currency translation	-	-	-	-	-	(262,603)	(262,603)
BALANCE, September 30, 2024	100,000,000	35,825	-	2,459,161	19,714,814	(268,588)	21,941,212

		USD	USD	USD	USD	USD	USD
BALANCE, September 30, 2024	100,000,000	5,112	-	350,938	2,813,428	(38,329)	3,131,149

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2023	2024	2024
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,552,391	19,224,334	2,743,433
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	305,844	325,390	46,435
Provision (Reversal) of credit loss	2,475,000	(2,475,000)	(353,198)
Deferred tax assets	(126,411)	74,746	10,667
Changes in operating assets and liabilities:
Accounts receivables	(9,605,281)	5,787,711	825,943
Advance to suppliers	(10,836,494)	(1,215,346)	(173,438)
Other current asset	(829,383)	504,793	72,037
Operating lease assets and liabilities	62,377	5,222	745
Accounts payable	11,391,306	(6,825,498)	(974,041)
Contract liabilities	(6,373,701)	911,541	130,083
Other payables and accrued liabilities	755,426	(541,513)	(77,277)
Taxes payable	346,485	3,225,596	460,313
Net cash (used in) provided by operating activities	(10,882,441)	19,001,976	2,711,702

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(87,640)	(3,294)	(470)
Cash received from acquisition	21,936	-	-
Net cash used in investing activities	(65,704)	(3,294)	(470)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from Related parties	73,904,754	(23,649,564)	(3,374,941)
Proceeds from banking facility	10,000,000	16,140,000	2,303,279
Repayment of bank loans	(385,000)	(16,000,000)	(2,283,301)
Contribution from share issuance	19,827	15,998	2,283
Net cash provided by (used in) financing activities	83,539,581	(23,493,566)	(3,352,680)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	69,918	(418,285)	(59,692)

CHANGE IN CASH AND CASH EQUIVALENTS	72,661,354	(4,913,169)	(701,140)
CASH AND CASH EQUIVALENTS, beginning of period	538,992	73,200,346	10,446,149
CASH AND CASH EQUIVALENTS, end of period	73,200,346	68,287,177	9,745,009

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	195,127	522,801	74,607
Cash paid income taxes	48,125	113,327	16,172

The accompanying notes are an integral part of these consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

VIWO Technology Inc. (“VIWO”, f/k/a VIWO AI Technology Inc.) is an exempted company with limited liability established under the laws of the Cayman Islands on June 27, 2023. It is a holding company, is a professional Business intelligence digital technology provider, through its subsidiaries, mainly engaged in Business intelligence digital technology services in Mainland China and Hong Kong.

On April 15, 2021, VIYI Technology Limited (“VIYI HK”) and other shareholders jointly established VIWO Technology Limited (“VIWO Tech”) in Hong Kong, with VIYI HK holding 55% of the shares. VIYI HK is a wholly-owned subsidiary of MicroAlgo Inc., a Cayman Islands exempted company listed on NASDAQ (MLGO).

On July 19, 2021, VIWO Tech established a wholly-owned subsidiary, Shenzhen Viwotong Technology Co. Ltd (SZ Viwotong), in China.

On November 1, 2021, SZ Viwotong acquired 100% equity of Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese southern region cities, being major cities in the Guangdong province and surrounding provinces.

On September 26, 2022, SZ Viwotong acquired 100% equity of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), mainly responsible for providing Business intelligence digital technology services. On January 1, 2023, SZ Viwotong transferred 100% of Bimai’s equity interests to one unrelated individual.

On January 1, 2023, SZ Viwotong acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“BJ Younike”). It’s an operating entity, which provides Business intelligence digital technology services to customers in the Chinese northern region cities, being major cities in the provinces surrounding Beijing.

On June 5, 2023, VIYI HK established a wholly-owned subsidiary CDDI Capital Ltd (“CDDI”) in BVI.

On June 27, 2023, CDDI and other shareholders jointly established VIWO in the Cayman Islands, CDDI owning 55% of the shares. VIWO was incorporated under the laws of the Cayman Islands under the name of VIWO AI Technology Inc. On November 3, 2023, the Company changed the name to VIWO Technology Inc. VIWO’s principal executive offices are located at 1002(28), 10th Floor, West Tanzhou Building, 1 Chang ‘an Street, Miyun District, Beijing, China (100000). VIWO’s telephone number at this address is 086-010-53384913. VIWO’s registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

On July 31, 2023, VIYI HK transferred 100% of the equity interests it owns in VIWO Tech to VIWO (representing 55% of the total outstanding shares of VIWO).

On December 20, 2023, VIWO established VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO HK established a wholly-owned subsidiary, Beijing Viwotong Technology Co. Ltd (“BJ Viwotong”).

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In February, 2024, SZ Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Viwotong, then in November 2024, BJ Viwotong transferred those equity to BJ Weiyun for the purpose of easy for group management.

The Company, through its subsidiaries, mainly engaged in two operating segments: (i)Martech Services; (ii)Software development services; Most Company’s business activities are carried out in Mainland China and Hong Kong.

The accompanying consolidated financial statements reflect the activities of VIWO and each of the following entities as of the date of this report:

Name	Background		Ownership
VIWO Technology Limited (“VIWO Tech”)	●	A Hong Kong company	100% owned by VIWO
	●	Incorporated on April 15, 2021
	●	Registered capital of HKD 1,000,000.
	●	Engaged in Software development services

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO
	●	Incorporated on December 20, 2023
	●	Registered capital of HKD 1,000,000.
	●	A holding company

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIWO HK
	●	Incorporated on January 23, 2024
	●	Registered capital of RMB 100,000.
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIWO Tech
	●	Incorporated on July 19, 2021,
	●	Registered capital of RMB 300,000.
	●	A holding company

Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”)	●	A PRC limited liability company	100% owned by SZ Viwotong before February 6, 2024; 100% owned by BJ Viwotong after February 6, 2024, 100% owned by BJ Weiyun after November 20, 2024
	●	Incorporated on June 22, 2021
	●	Registered capital of RMB 1,000,000.
	●	Engaged in Martech Service

Beijing Younike Information Technology Co., Ltd. (“BJ Younike”)	●	A PRC limited liability company	100% owned by SZ Viwotong before February 26, 2024; 100% owned by BJ Viwotong after February 26, 2024, 100% owned by BJ Weiyun after November 11, 2024
	●	Incorporated on July 22, 2022
	●	Registered capital of RMB 5,000,000
	●	Engaged in Martech Service

Beijing Weiyun Spacetime Technology Co., Ltd. (“BJ Weiyun”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Registered capital of RMB 100,000
	●	Primarily engages in central processing algorithm in advertising industry

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”), and when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, allowance for credit loss, impairment for long-lived assets, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive loss

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong and PRC are USD and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 5,985 and RMB 268,588 (USD 38,329) as of September 30, 2023 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity for at September 30, 2023 and 2024 were translated at USD 1.00 to RMB 7.1798 and to RMB 7.0074, respectively. The average translation rates applied to statement of income accounts for the years ended September 30, 2023 and 2024 were USD 1.00 to RMB 7.0078 and to RMB 7.1177, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD as of and for the year ended September 30, 2024 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to RMB 7.0074, representing the mid-point reference rate set by Peoples’ Bank of China on September 30, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Accounts receivable, net are stated at the original amount less allowances for credit loss. Accounts receivable is recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

The Company considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit loss is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Advance to suppliers

Advance to suppliers is prepayment to supplier when purchasing network technology information service fees. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Company.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office electronic equipment	3 years
Vehicles	3 - 4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended September 30, 2023 and 2024, no impairment of long-lived assets was recognized.

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial Instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i) Martech services

Martech service is a marketing strategy based on Business intelligence technology and data analysis. For the Martech Services, the Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using Business intelligence and data-driven technologies. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per Mille impression (“CPM”) for online display.)

The Company enters advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, and the advertisers. Revenue is recognized on a CPM basis as impressions.

(ii) Software development services

The Company also offers Software development services based on customers’ specific needs. The contract is typically fixed priced and does not provide any post-contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service.

The duration of the development period is generally short, usually less than two months. Therefore, the Company’s Software development service revenue is recognized at a point in time when the software product has been delivered to and accepted by customers.

Contract balances:

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. The Company has no contract assets as of September 30, 2023 and 2024.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 265,080 and RMB 1,176,621 (USD 167,911) as of September 30, 2023 and 2024, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenue for Martech Services comprised of costs paid to channel distributors based on the sales agreements. There are no incentives or commissions paid to channel distributors.

For Software development services, the cost of revenue consists primarily of the third-party software development costs.

There are no selling and marketing expenses or general and administrative expenses that are directly attributable to fulfilling our performance obligations under contractual service agreements.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended September 30, 2023 and 2024, there were no dilutive shares.

Leases

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team, and outsourced subcontractors expenses.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the years ended September 30, 2023 and 2024.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 828,097 and RMB 1,180,558 (USD 168,473) for the years ended September 30, 2023 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are Martech Services and Software development services. All the Company’s net revenues were generated in the PRC and Hong Kong.

Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported. In accordance with FASB ASC 205, the results of operations of discontinued operation for the years ended September 30, 2023 and 2024 have been reflected separately in the Consolidated Statements of Income as a single line item, and cash flows from discontinued operation for the years ended September 30, 2023 and 2024 were presented in Note 4.

Adoption of Accounting Standards Update (“ASU”) 2019-05

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2019-05 from October 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of October 1, 2023.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The standard will be effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Business combination

Acquisition of Younike

On December 23, 2022, the Company entered into Acquisition Framework Agreement to acquire 100% equity interests of Beijing Younike Information Technology Co., Ltd. (“Younike”), a provider of Martech Service. The aggregate purchase price is RMB 0, and the transaction consummated on January 1, 2023.

The Company’s acquisition of Younike was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Younike based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. The management of the Company is responsible for determining the fair value of assets acquired, and liabilities assumed as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Younike and translated the fair value from RMB to USD using the exchange rate on January 1, 2023 at the rate of USD 1.00 to RMB 6.9646.

	Fair value	Fair value
	RMB	USD
Cash	21,936	3,150
Accounts receivable	5,264,830	755,943
Advance to suppliers	220,000	31,588
Other current assets	39,623	5,689
Short-term borrowing	(385,000)	(55,280)
Accounts payable	(4,891,943)	(702,401)
Contract liabilities	(58,828)	(8,447)
Other payables and accrued liabilities	(207,974)	(29,862)
Taxes payable	(2,644)	(380)
Total consideration	-	-

Note 4 — Discontinued operation

On January 1, 2023, the Company entered into an Equity Transfer Agreement (the “Agreement”) with one unrelated individual (the “Buyer”). Pursuant to the Agreement, the Company transferred 100% of the equity interest of Bimai to the Buyer at RMB 0.

In accordance with ASU 2014-08 and ASC 205-20, the Company assessed the strategic shift test, which satisfied that the disposal of Bimai represented a strategic shift and had a major effect on the Company’s operation. Thus, the disposal of Bimai was treated as a discontinued operation during the year ended September 30, 2023.

The followings are the financial details from discontinued operation:

	For the year ended September 30, 2023	For the year ended September 30, 2024	For the year ended September 30, 2024
	RMB	RMB	USD
Loss from discontinued operations, net of income tax	(1,055,541)	-	-
Gain from disposal	1,055,541	-	-
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAX	-	-	-

Net cash used in operating activities, discontinued operation	(3,238)	-	-

Note 5 — Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
Cash on hand	19,745	7,007	1,000
Demand deposits	3,180,601	4,507,970	643,315
Time deposits – Original maturity less than three months	70,000,000	63,772,200	9,100,694
Total	73,200,346	68,287,177	9,745,009

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Accounts receivable	14,870,111	9,082,400	1,296,116
Less: allowance for credit loss	(2,475,000)	-	-
Accounts receivable, net	12,395,111	9,082,400	1,296,116

The following table summarizes the changes in allowance for credit loss:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Beginning balance	-	(2,475,000)	(353,198)
Addition	(2,475,000)	-	-
Recovery	-	2,475,000	353,198
Effect of exchange rates change	-	-	-
Ending balance	(2,475,000)	-	-

The Company recorded credit loss of RMB 2,475,000 and RMB nil for the years ended September 30, 2023 and 2024, respectively. Due to the full recoveries of the allowance for credit loss, the Company reversed credit loss of RMB 2,475,000 for the year ended September 30, 2024.

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Office electronic equipment	121,999	125,293	17,880
Vehicles	1,201,452	1,201,452	171,455
Subtotal	1,323,451	1,326,745	189,335
Less: accumulated depreciation	(499,351)	(824,741)	(117,696)
Total	824,100	502,004	71,639

Depreciation expenses for the years ended September 30, 2023 and 2024 amounted to RMB 305,844 and RMB 325,390 (USD 46,435), respectively. No impairment expenses were recorded for the years ended September 30, 2023 and 2024.

Note 8 — Short-term borrowings

The balance of short-term borrowings consisted of the following:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Bank of China	10,000,000	10,000,000	1,427,063
Micro Public Bank Co., Ltd.	-	140,000	19,979
Total	10,000,000	10,140,000	1,447,042

On December 22, 2022, the Company entered into a line of credit agreement with Bank of China for a revolving credit facility of RMB 10,000,000. The loan was guaranteed by the management of Tapuyu. From January 12, 2023 to July 16, 2024, the Company successively borrowed an aggregate amount of RMB 20,000,000 for one year from Bank of China. The annual interest rate was ranging from 3.05% to 3.36%. As of September 30, 2023 and 2024, RMB nil and RMB 10,000,000 were repaid, and RMB 10,000,000 and RMB 10,000,000 were outstanding, respectively.

From October 2, 2023 to June 29, 2024, the Company successively borrowed an aggregate amount of RMB 6,140,000 for two years from Micro Public Bank Co., Ltd. The annual interest rate was ranging from 7.47% to 8.35%. As of September 30, 2023 and 2024, RMB nil and RMB 6,000,000 were repaid, and RMB nil and RMB 140,000 were outstanding, respectively.

The interest expenses for the years ended September 30, 2023 and 2024 were approximately RMB 168,105 and RMB 476,662, respectively.

Note 9 — Related party transactions and balances

The following is a list of related parties which the Company has transactions with:

Name of Related Party	Nature of Relationship
Shenzhen Weiyixin Technology Co., Ltd (“SZ Weiyixin”)	Under common control of MicroAlgo Inc.
VIYI Technology Limited (“VIYI HK”)	Under common control of MicroAlgo Inc.
Chaozhu Chen*	Corporate representative of Tapuyu
CDDI CAPITAL LTD (“CDDI”)	Shareholder of VIWO

*	On December 22, 2022, Chaozhu Chen, the corporate representative of Tapuyu, provided guarantee to a line of credit agreement with Bank of China for a revolving credit facility of RMB 10,000,000 for Tapuyu.

Amount due to related parties consisted of the following for the periods indicated:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
SZ Weiyixin(i)	74,640,000	49,030,000	6,996,889
CDDI(ii)	-	4,575,832	653,000
Chaozhu Chen(iii)	606,640	424,648	60,600
VIYI HK(iv)	2,527,290	-	-
Total amount due to related parties	77,773,930	54,030,480	7,710,489
Less: current portion of amount due to related parties	(201,992)	(181,992)	(25,971)
Total amount due to related parties, non-current	77,571,938	53,848,488	7,684,518

(i)	From August 15, 2021 to September 30, 2024, the Company successively borrowed an aggregate amount of RMB 95,590,000 for three years from SZ Weiyixin, which were subject to an interest-free term and were intended entirely as working capital support. As of September 30, 2023 and 2024, RMB nil and RMB 46,560,000 were repaid, and RMB 74,640,000 and RMB 49,030,000 were outstanding, respectively.
(ii)	This balance was loan borrowing from related party, which were intended entirely as working capital support. This loan is unsecured and non-interest bearing and is payable on March 19, 2027. On December 19, 2024, the loan of USD 653,000 was paid off.
(iii)	This balance was nontrade payables arising from transactions between the Company and the related party, this loan was intended entirely as capital expenditure support. This balance is unsecured and is payable with an interest rate at 4.72% on an installment ending January 31, 2027. As of September 30, 2024, the carrying amounts of the current portion and the non-current portion were RMB 181,992 and RMB 242,656, respectively. The interest expenses for the years ended September 30, 2023 and 2024 were approximately RMB 36,398 and RMB 36,398, respectively.
(iv)	This balance was loan borrowing from related party, which was intended entirely as working capital support. This loan is unsecured and non-interest bearing and is payable on demand.

During the years ended September 30, 2023 and 2024, the Company obtained approximately RMB 74,147,290 and RMB 27,085,832 from related parties and repaid RMB 181,992 and RMB 50,829,280, respectively.

Note 10 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, VIWO is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIWO Tech and VIWO HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Significant components of the provision for income taxes are as follows:

	For the years ended
	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Current income tax expenses	(216,748)	(3,457,364)	(493,388)
Deferred income tax expenses	126,411	(74,746)	(10,667)
Total income tax expenses	(90,337)	(3,532,110)	(504,055)

A reconciliation between of the statutory tax rate to the effective tax rate are as follows

	For the years ended
	September 30, 2023	September 30, 2024
China statutory income tax rate	25%	25%
Reconciling items:
Tax effect of different tax rates in other jurisdictions	0.34%	(6.74)%
Tax effect of unrecognized loss	8.39%	0.76%
Tax effect of PRC tax holidays and exemptions	(28.23)%	(2.99)%
Tax effect of true up to tax return	-%	(0.51)%
Effective tax rate	5.50%	15.52%

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	123,750	-	-
Lease liabilities	3,176	(794)	(113)
Net operating loss carryforward	-	49,963	7,130
Deferred tax assets, net	126,926	49,169	7,017

Deferred tax liabilities:
Lease liabilities	(3,011)	-	-
Total deferred tax liabilities, net	(3,011)	-	-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended September 30, 2023 and 2024 and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold.

Taxes payable consisted of the following:

	September 30,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	USD
VAT taxes payable	194,618	75,383	10,758
Income taxes payable	187,467	3,476,874	496,172
Other taxes payable	3,358	4,151	592
Totals	385,443	3,556,408	507,522

Note 11 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 70,000). As of September 30, 2024, cash with short-term investment balance of RMB 63,772,200 (USD 9,100,694) was deposited with financial institutions located in China. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2024, no cash balance was maintained at financial institutions in Hong Kong, of which nil was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Most of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended September 30, 2023, one customer accounted for 13% of the Company’s total revenues. For the year ended September 30, 2024, three customers accounted for 21%, 15% and 14% of the Company’s total revenues, respectively.

As of September 30, 2023, two customers accounted for 58% and 40% of the Company’s accounts receivable, respectively. As of September 30, 2024, three customers accounted for 39%, 36% and 25% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the year ended September 30, 2023, one vendor accounted for 19% of the Company’s total purchases. For the year ended September 30, 2024, four vendors accounted for 22%, 17%, 15% and 15% of the Company’s total purchases, respectively.

As of September 30, 2023, four vendors accounted for 54%, 13%, 11% and 10% of the Company’s accounts payable, respectively. As of September 30, 2024, three vendors accounted for 65%, 18%, and 13% of the Company’s accounts payable, respectively.

Note 12 —Leases

Lease commitments

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the incremental borrowing rate, in accordance with ASC 842, Leases.

As of September 30, 2024, the Company had two non-cancellable lease contracts.

Supplemental balance sheet information related to operating lease was as follows:

	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
Operating lease right-of-use assets	413,206	143,014	20,409

Operating lease liabilities - current	392,105	127,135	18,143
Operating lease liabilities - non-current	-	-	-
Total operating lease liabilities	392,105	127,135	18,143

A summary of operating lease expenses recognized in the Company’s consolidated statements of income is as follows:

	For the years ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
Total operating lease expenses	523,867	495,183	70,666

Cash flow information related to leases consists of the following is as follows:

	For the years ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	461,490	489,963	69,921

Future minimum lease payments under non-cancellable operating lease agreements as of September 30, 2024 were as follows:

	Total	Total
For the years ended September 30, 2024,	RMB	USD
2025	128,312	18,311
Thereafter	-	-
Total undiscounted cash flows	128,312	18,311

Discounted (present value):
Lease liabilities - current	127,135	18,143
Lease liabilities - non current	-	-
Total lease liabilities	127,135	18,143

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the lease commencement date. As of September 30, 2024, the weighted average remaining lease term is 6.4 months, and the weighted average discount rate used to determine the operating lease liabilities is 3.77%.

Note 13 — Shareholders’ equity

Ordinary shares

The Company was established under the laws, of Cayman Islands on June 27, 2023, with authorized share of 1,000,000,000 ordinary shares of par value USD.0.00005 each.

The Company issued 55,000,000 and 45,000,000 ordinary shares of par value USD 0.00005 to its original shareholders on June 27, 2023 and December 1, 2023, respectively.

Statutory reserve

VIWO PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, VIWO PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. VIWO PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of September 30, 2023 and 2024, VIWO PRC entities collectively attributed RMB 353,467 and RMB 2,459,161 (USD 350,938) to statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by VIWO PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of VIWO PRC entities.

As a result of the foregoing restrictions, VIWO PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict VIWO PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024, amounts restricted are the paid-in-capital and statutory reserve of VIWO PRC entities, which amounted to RMB 2,494,986 (USD 356,050).

Note 14 — Commitments and contingencies

Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Note 15 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, Fidel Yang, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) Martech Services; (2) Software development services;

The following tables present summary information by segment for the years ended September 30, 2023 and 2024:

	Martech	Software development	Total for the year ended
	Services	services	30-Sep-23	30-Sep-23
	RMB	RMB	RMB	USD
Revenues	261,824,038	14,732,778	276,556,816	38,518,735
Cost of revenues	174,026,424	14,085,678	188,112,102	26,200,187
Gross profit	87,797,614	647,100	88,444,714	12,318,548
Depreciation and amortization	305,844	-	305,844	42,598
Total capital expenditures	87,640	-	87,640	12,206

	Martech	Software development	Total for the year ended
	Services	services	30-Sep-24	30-Sep-24
	RMB	RMB	RMB	USD
Revenues	218,969,451	109,584,508	328,553,959	46,886,714
Cost of revenues	147,782,148	85,997,439	233,779,587	33,361,816
Gross profit	71,187,303	23,587,069	94,774,372	13,524,898
Depreciation and amortization	325,390	-	325,390	46,435
Total capital expenditures	3,294	-	3,294	470

The Company’s operations are primarily based in PRC and Hong Kong, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues and long-lived assets by geographic locations are as follows:

	For the years of
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	USD
Mainland PRC revenues	261,824,038	218,969,451	31,248,316
Hong Kong revenues	14,732,778	109,584,508	15,638,398
Total revenues	276,556,816	328,553,959	46,886,714
Total long-lived asset	1,237,306	645,018	92,048

Note 16 — Subsequent events

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements, and noted that there are no subsequent events.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30, 2024 RMB	December 31, 2024 RMB	December 31, 2024 USD
	(Audited)
ASSETS
Current assets
Cash and cash equivalents	68,287,177	79,694,765	11,086,579
Accounts receivable, net	9,082,400	9,940,154	1,382,805
Advance to suppliers	21,468,692	19,509,058	2,713,964
Other current assets	1,591,338	1,552,364	215,954
Total current assets	100,429,607	110,696,341	15,399,302

Non-current assets
Property and equipment, net	502,004	425,145	59,143
Deferred tax assets	49,169	49,169	6,840
Operating lease right-of-use assets	143,014	325,647	45,302
Total non-current assets	694,187	799,961	111,285

TOTAL ASSETS	101,123,794	111,496,302	15,510,587

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Short-term borrowings	10,140,000	10,000,000	1,391,130
Accounts payable	9,510,954	10,099,617	1,404,988
Contract liabilities	1,176,621	1,454,125	202,288
Other payables and accrued liabilities	640,984	622,607	86,614
Amounts due to related parties, current	181,992	181,992	25,317
Lease liabilities	127,135	223,647	31,112
Taxes payable	3,556,408	5,325,409	740,834
Total current liabilities	25,334,094	27,907,397	3,882,283

Non-current liabilities
Amounts due to related parties, non-current	53,848,488	53,912,158	7,499,883
Total non-current liabilities	53,848,488	53,912,158	7,499,883

TOTAL LIABILITIES	79,182,582	81,819,555	11,382,166

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00005 par value, 1,000,000,000 shares authorized, 100,000,000 shares issued and outstanding as of September 30, 2024 and December 31, 2024)*	35,825	35,825	4,984
Retained earnings	19,714,814	26,903,108	3,742,572
Statutory reserves	2,459,161	2,538,542	353,144
Accumulated other comprehensive loss	(268,588)	199,272	27,721
Total shareholders’ equity	21,941,212	29,676,747	4,128,421

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	101,123,794	111,496,302	15,510,587

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 9.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
OPERATING REVENUES
Services	70,127,254	75,987,856	10,570,900
Total operating revenues	70,127,254	75,987,856	10,570,900

COST OF REVENUES	(51,118,054)	(50,961,630)	(7,089,426)

GROSS PROFIT	19,009,200	25,026,226	3,481,474

OPERATING EXPENSES
Selling expenses	(593,164)	(519,234)	(72,232)
General and administrative expenses	341,231	(2,797,708)	(389,198)
Research and development expenses	(17,129,823)	(13,189,633)	(1,834,850)
Total operating expenses	(17,381,756)	(16,506,575)	(2,296,280)

INCOME FROM OPERATIONS	1,627,444	8,519,651	1,185,194

OTHER INCOME (EXPENSES)
Finance income	539,786	445,551	61,982
Finance expenses	(123,711)	(92,527)	(12,872)
Other income, net	267,152	3,150	438
Total other income, net	683,227	356,174	49,548

INCOME BEFORE INCOME TAXES	2,310,671	8,875,825	1,234,742

PROVISION FOR INCOME TAXES
Current	(154,779)	(1,608,150)	(223,715)
Total provision for income tax	(154,779)	(1,608,150)	(223,715)

NET INCOME	2,155,892	7,267,675	1,011,027

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	6,051	467,860	65,085

TOTAL COMPREHENSIVE INCOME	2,161,943	7,735,535	1,076,112

EARNINGS PER SHARE
Basic and Diluted	0.02	0.07	0.01

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and Diluted	100,000,000	100,000,000	100,000,000

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 9.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Share subscription	Retained earnings		Accumulated Other comprehensive	SHAREHOLDERS’ EQUITY
	Shares*	Amount*	receivable	Statutory reserves	Unrestricted	loss	Total
		RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, September 30, 2023 (Audited)	100,000,000	35,825	(15,998)	353,467	2,596,174	(5,985)	2,963,483
Net income	-	-	-	-	2,155,892	-	2,155,892
Receivable from share subscription	-	-	15,998	-	-	-	15,998
Foreign currency translation	-	-	-	-	-	6,051	6,051
BALANCE, December 31, 2023	100,000,000	35,825	-	353,467	4,752,066	66	5,141,424

	Ordinary shares		Share subscription	Retained earnings		Accumulated Other comprehensive	SHAREHOLDERS’ EQUITY
	Shares*	Amount*	receivable	Statutory reserves	Unrestricted	loss	Total
		RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, September 30, 2024 (Audited)	100,000,000	35,825	-	2,459,161	19,714,814	(268,588)	21,941,212
Net income	-	-	-	-	7,267,675	-	7,267,675
Appropriation to Statutory reserves	-	-	-	79,381	(79,381)	-	-
Foreign currency translation	-	-	-	-	-	467,860	467,860
BALANCE, December 31, 2024	100,000,000	35,825	-	2,538,542	26,903,108	199,272	29,676,747

		USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2024	100,000,000	4,984	-	353,144	3,742,572	27,721	4,128,421

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 9.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,155,892	7,267,675	1,011,027
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	81,240	81,759	11,374
Reversal of credit loss	(2,475,000)	-	-
Changes in operating assets and liabilities:
Accounts receivables	1,458,374	(857,754)	(119,325)
Advance to suppliers	(127,567)	1,959,634	272,611
Other current asset	210,456	38,974	5,422
Operating lease assets and liabilities	(51,078)	(86,121)	(11,981)
Accounts payable	(2,928,184)	588,663	81,891
Contract liabilities	1,881,041	277,504	38,604
Other payables and accrued liabilities	(481,817)	(21,034)	(2,924)
Taxes payable	57,909	1,672,701	232,694
Net cash (used in) provided by operating activities	(218,734)	10,922,001	1,519,393

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	-	(4,900)	(682)
Net cash used in investing activities	-	(4,900)	(682)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan from Related parties	404,502	(35,128)	(4,887)
Proceeds from banking facility	3,000,000	-
Repayment of bank loans	(3,000,000)	(140,000)	(19,476)
Contribution from share issuance	15,998	-	-
Net cash provided by (used in) financing activities	420,500	(175,128)	(24,363)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(32,447)	665,615	92,596

CHANGE IN CASH AND CASH EQUIVALENTS	169,319	11,407,588	1,586,944

CASH AND CASH EQUIVALENTS, beginning of period	73,200,346	68,287,177	9,499,635

CASH AND CASH EQUIVALENTS, end of period	73,369,665	79,694,765	11,086,579

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	124,015	91,682	12,754
Cash paid income taxes	67,165	8,889	1,237

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VIWO TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

VIWO Technology Inc. (“VIWO”, f/k/a VIWO AI Technology Inc.) is an exempted company with limited liability established under the laws of the Cayman Islands on June 27, 2023. It is a holding company, is a professional business intelligence digital technology provider, through its subsidiaries, mainly engaged in business intelligence digital technology services in Mainland China and Hong Kong.

On April 15, 2021, VIYI Technology Limited (“VIYI HK”) and other shareholders jointly established VIWO Technology Limited (“VIWO Tech”) in Hong Kong, with VIYI HK holding 55% of the shares. VIYI HK is a wholly-owned subsidiary of MicroAlgo Inc., a Cayman Islands exempted company listed on NASDAQ (MLGO).

On July 19, 2021, VIWO Tech established a wholly-owned subsidiary, Shenzhen Viwotong Technology Co. Ltd (SZ Viwotong), in China.

On November 1, 2021, SZ Viwotong acquired 100% equity of Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”). It’s an operating entity, which engages in providing business intelligence digital technology services to customers in the Chinese southern region cities.

On September 26, 2022, SZ Viwotong acquired 100% equity of Guangzhou Bimai Network Technology Co., Ltd. (“Bimai”), mainly responsible for providing business intelligence digital technology services. On January 1, 2023, SZ Viwotong transferred 100% of Bimai’s equity interests to one unrelated individual.

On January 1, 2023, SZ Viwotong acquired 100% equity of Beijing Younike Information Technology Co., Ltd. (“BJ Younike”). It’s an operating entity, which engages in providing business intelligence digital technology services to customers in the Chinese northern region cities.

On June 5, 2023, VIYI HK established a wholly-owned subsidiary CDDI Capital Ltd (“CDDI”) in BVI.

On June 27, 2023, CDDI and other shareholders jointly established VIWO in the Cayman Islands, CDDI owning 55% of the shares. VIWO was incorporated under the laws of the Cayman Islands under the name of VIWO AI Technology Inc. On November 3, 2023, the Company changed the name to VIWO Technology Inc. VIWO’s principal executive offices are located at 1002(28), 10th Floor, West Tanzhou Building, 1 Chang ‘an Street, Miyun District, Beijing, China (100000). VIWO’s telephone number at this address is 086-010-53384913. VIWO’s registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

On July 31, 2023, VIYI HK transferred 100% of the equity interests it owns in VIWO Tech to VIWO (representing 55% of the total outstanding shares of VIWO).

On December 20, 2023, VIWO established VIWO Technology (HK) Co., Limited (“VIWO HK”) in Hong Kong. On January 23, 2024, VIWO HK established a wholly-owned subsidiary, Beijing Viwotong Technology Co. Ltd (“BJ Viwotong”).

On March 7, 2024, BJ Viwotong established a wholly-owned subsidiary, Beijing Weiyun Spacetime Technology Co., Ltd (“BJ Weiyun”).

In February, 2024, SZ Viwotong transferred 100% equity of GZ Tapuyu and BJ Younike to BJ Viwotong, then in November 2024, BJ Viwotong transferred those equity to BJ Weiyun for the purpose of easy for group management.

The Company, through its subsidiaries, mainly engaged in two operating segments: (i)Martech Services; (ii)Software development services; Most Company’s business activities are carried out in Mainland China and Hong Kong.

The accompanying unaudited consolidated financial statements reflect the activities of VIWO and each of the following entities as of the date of this report:

Name	Background		Ownership
VIWO Technology Limited (“VIWO Tech”)	●	A Hong Kong company	100% owned by VIWO
	●	Incorporated on April 15, 2021
	●	Registered capital of HKD 1,000,000.
	●	Engaged in Software development services

VIWO Technology (HK) Co., Limited (“VIWO HK”)	●	A Hong Kong company	100% owned by VIWO
	●	Incorporated on December 20, 2023
	●	Registered capital of HKD 1,000,000.
	●	A holding company

Beijing Viwotong Technology Co., Ltd. (“BJ Viwotong”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIWO HK
	●	Incorporated on January 23, 2024
	●	Registered capital of RMB 100,000.
	●	A holding company

Shenzhen Viwotong Technology Co., Ltd. (“SZ Viwotong”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIWO Tech
	●	Incorporated on July 19, 2021,
	●	Registered capital of RMB 300,000.
	●	A holding company

Guangzhou Tapuyu Internet Technology Co., Ltd. (“GZ Tapuyu”)	●	A PRC limited liability company	100% owned by SZ Viwotong before February 6, 2024; 100% owned by BJ Viwotong after February 6, 2024, 100% owned by BJ Weiyun after November 20, 2024
	●	Incorporated on June 22, 2021
	●	Registered capital of RMB 1,000,000.
	●	Engaged in Martech Service

Beijing Younike Information Technology Co., Ltd. (“BJ Younike”)	●	A PRC limited liability company	100% owned by SZ Viwotong before February 26, 2024; 100% owned by BJ Viwotong after February 26, 2024, 100% owned by BJ Weiyun after November 11, 2024
	●	Incorporated on July 22, 2022
	●	Registered capital of RMB 5,000,000
	●	Engaged in Martech Service

Beijing Weiyun Spacetime Technology Co., Ltd. (“BJ Weiyun”)	●	A PRC limited liability company	100% owned by BJ Viwotong
	●	Incorporated on March 7, 2024
	●	Registered capital of RMB 100,000
	●	Primarily engages in central processing algorithm in advertising industry

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. Unaudited quarterly results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the three months ended December 31, 2023 and 2024.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”), and when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited consolidated financial statements include the revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive loss

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong and PRC are USD and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB (268,588) and RMB 199,272 (USD 27,721) as of September 30, 2024 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity for at September 30, 2024 and December 31, 2024, were translated at USD 1.00 to RMB 7.0074 and to RMB 7.1884, respectively. The average translation rates applied to statement of income accounts for the three months ended December 31, 2023 and 2024 were USD 1.00 to RMB 7.1435 and to RMB 7.1587, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Convenience translation

Translations of balances in the unaudited consolidated balance sheets, unaudited consolidated statements of income and unaudited consolidated statements of cash flows from RMB into USD as of and for the three months ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of USD 1.00 to RMB 7.1884, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the unaudited consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i) Martech services

Martech service is a marketing strategy based on intelligent technology and data analysis. For the Martech Services, the Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using intelligent and data-driven technologies. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per Mille impression (“CPM”) for online display.)

The Company enters advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, and the advertisers. Revenue is recognized on a CPM basis as impressions.

(ii) Software development services

The Company also offers Software development services based on customers’ specific needs. The contract is typically fixed priced and does not provide any post-contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service.

The duration of the development period is generally short, usually less than one month. Therefore, the Company’s Software development service revenue is recognized at a point in time when the software product has been delivered to and accepted by customers.

Contract liabilities:

The contract liability represents the billings or cash received for services in advance of revenue recognition which is recognized as revenue when all the Company’s revenue recognition criteria are met. The Company’s contract liabilities amounted to RMB 1,176,621 and RMB 1,454,125 as of September 30, 2024 and December 31, 2024, respectively. The Company expects to recognize this balance as revenue over the next 12 months.

Cost of revenues

Cost of revenue for Martech Services comprised of costs paid to channel distributors based on the sales agreements.

For Software development services, the cost of revenue consists primarily of the third-party software development costs.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the three months ended December 31, 2023 and 2024, there were no dilutive shares.

Leases

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position for the three months ended December 31, 2023 and 2024.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are Martech Services and Software development services. All the Company’s net revenues were generated in the PRC and Hong Kong.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses enabling investors to better understand an entity’s overall performance and assess potential future cash flows. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The standard will be effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
Cash on hand	7,007	7,188	1,000
Demand deposits	4,507,970	12,511,625	1,740,530
Time deposits – Original maturity less than three months	63,772,200	67,175,952	9,345,049
Total	68,287,177	79,694,765	11,086,579

Note 4 — Short-term borrowings

The balance of short-term borrowings consisted of the following:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
Bank of China	10,000,000	10,000,000	1,391,130
Micro Public Bank Co., Ltd.	140,000	-	-
Total	10,140,000	10,000,000	1,391,130

On December 22, 2022, the Company entered into a line of credit agreement with Bank of China for a revolving credit facility of RMB 10,000,000. The loan was guaranteed by the management of Tapuyu. From January 12, 2023 to July 16, 2024, the Company successively borrowed an aggregate amount of RMB 20,000,000 for one year from Bank of China. The annual interest rate was ranging from 3.05% to 3.36%.

From October 2, 2023 to June 29, 2024, the Company successively borrowed an aggregate amount of RMB 6,140,000 for two years from Micro Public Bank Co., Ltd. The annual interest rate was ranging from 7.47% to 8.35%. For the three months ended December 31, 2024, RMB 140,000 was repaid.

The interest expenses for the three months ended December 31, 2023 and 2024 were approximately RMB 114,611 and RMB 83,427, respectively.

Note 5 — Related parties’ transactions and balances

The following is a list of related parties which the Company has transactions with:

Name of Related Party	Nature of Relationship
Shenzhen Weiyixin Technology Co., Ltd (“SZ Weiyixin”)	Under common control of MicroAlgo Inc.
VIYI Technology Limited (“VIYI HK”)	Under common control of MicroAlgo Inc.
Chaozhu Chen*	Corporate representative of Tapuyu
CDDI CAPITAL LTD (“CDDI”)	Shareholder of VIWO

*	On December 22, 2022, Chaozhu Chen, the corporate representative of Tapuyu, provided guarantee to a line of credit agreement with Bank of China for a revolving credit facility of RMB 10,000,000 for Tapuyu.

Amount due to related parties consisted of the following for the periods indicated:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
SZ Weiyixin (i)	49,030,000	53,715,000	7,472,456
CDDI (ii)	4,575,832	-	-
Chaozhu Chen (iii)	424,648	379,150	52,744
Total amount due to related parties	54,030,480	54,094,150	7,525,200
Less: current portion of amount due to related parties	(181,992)	(181,992)	(25,317)
Total amount due to related parties, non-current	53,848,488	53,912,158	7,499,883

(i)	The Company borrowed from SZ Weiyixin for three years, which were subject to an interest-free term and were intended entirely as working capital support. For the three months ended December 31, 2023 and 2024, the Company obtained approximately RMB 450,000 and RMB 42,200,000 and repaid RMB nil and RMB 37,515,000, respectively.
(ii)	This balance was loan borrowing from related party, which were intended entirely as working capital support. This loan is unsecured and non-interest bearing and is payable on March 19, 2027. On December 19, 2024, the loan of USD 653,000 was paid off.
(iii)	This balance was nontrade payables arising from transactions between the Company and the related party, this loan was intended entirely as capital expenditure support. This balance is unsecured and is payable with an interest rate at 4.72% on an installment ending January 31, 2027. As of December 31, 2024, the carrying amounts of the current portion and the non-current portion were RMB 181,992 and RMB 197,158, respectively. The interest expenses for the three months ended December 31, 2023 and 2024 were approximately RMB 9,100 and RMB 9,100, respectively.

During the three months ended December 31, 2023 and 2024, the Company obtained approximately RMB 450,000 and RMB 4,685,001 from related parties and repaid RMB 45,498 and RMB 4,720,129, respectively.

Note 6 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, VIWO is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIWO Tech are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Significant components of the provision for income taxes are as follows:

	For the three months ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Current income tax expenses	(154,779)	(1,608,150)	(223,715)
Total income tax expenses	(154,779)	(1,608,150)	(223,715)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the three months ended December 31, 2023 and 2024 and does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold.

Taxes payable consisted of the following:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
VAT taxes payable	75,383	148,686	20,685
Income taxes payable	3,476,874	5,172,431	719,552
Other taxes payable	4,151	4,292	597
Totals	3,556,408	5,325,409	740,834

Note 7 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 70,000). As of December 31, 2024, cash with short-term investment balance of RMB 79,687,577 (USD 11,085,579) was deposited with financial institutions located in China. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, no cash balance was maintained at financial institutions in Hong Kong, of which nil was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Most of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the The People's Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the three months ended December 31, 2024, four customers accounted for 22%, 16%, 10% and 10% of the Company’s total revenues, respectively. For the three months ended December 31, 2023, three customers accounted for 24%, 14% and 11% of the Company’s total revenues, respectively.

As of December 31, 2024, four customers accounted for 35%, 34%, 20% and 11% of the Company’s accounts receivable, respectively. As of September 30, 2024, three customers accounted for 39%, 36% and 25% of the Company’s accounts receivable, respectively.

Vendor concentration risk

For the three months ended December 31, 2024, five vendors accounted for 23%, 22%, 12%, 10% and 10% of the Company’s total purchases, respectively. For the three months ended December 31, 2023, two vendors accounted for 19% and 19% of the Company’s total purchases, respectively.

As of December 31, 2024, three vendors accounted for 57%, 17% and 11% of the Company’s accounts payable, respectively. As of September 30, 2024, three vendors accounted for 65%, 18% and 13% of the Company’s accounts payable, respectively.

Note 8 —Leases

Lease commitments

For operating leases, we calculated right of use assets and lease liabilities based on the present value of the remaining lease payments as of the date of adoption using the incremental borrowing rate, in accordance with ASC 842, Leases.

As of December 31, 2024, the Company had two non-cancellable lease contracts.

Supplemental balance sheet information related to operating lease was as follows:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
Operating lease right-of-use assets	143,014	325,647	45,302

Operating lease liabilities - current	127,135	223,647	31,112
Operating lease liabilities - non-current	-	-	-
Total operating lease liabilities	127,135	223,647	31,112

A summary of operating lease expenses recognized in the Company’s consolidated statements of operations is as follows:

	For the three months ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Total operating lease expenses	138,908	121,873	16,954

Cash flow information related to leases consists of the following is as follows:

	For the three months ended
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	189,991	207,991	28,934

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2024 were as follows:

For the years ending,	Total	Total
	RMB	USD
2025	226,321	31,484
Thereafter	-	-
Total undiscounted cash flows	226,321	31,484

Discounted (present value):
Lease liabilities - current	223,647	31,112
Lease liabilities - non current	-	-
Total lease liabilities	223,647	31,112

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the lease commencement date. As of December 31, 2024, the weighted average remaining lease term is 4.0 months, and the weighted average discount rate used to determine the operating lease liabilities is 3.70%.

Note 9 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands. To complete the reorganization, the Company issued 55,000,000 and 45,000,000 ordinary shares of par value USD 0.00005 to its original shareholders on June 27, 2023 and December 1, 2023, respectively. The shares and per share information are presented on a retroactive basis for the periods presented, to reflect the reorganization completed on December 1, 2023.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by VIWO PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of VIWO PRC entities.

As a result of the foregoing restrictions, VIWO PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict VIWO PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of VIWO PRC entities, which amounted to RMB 2,538,542 (USD 353,144).

Note 10 — Commitments and contingencies

Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Note 11 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, Fidel Yang, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) Martech Services; (2) Software development services;

The following tables present summary information by segment for the three months ended December 31, 2023 and 2024:

	Martech	Software development	Total for the three months ended
	Services	services	31-Dec-23	31-Dec-23
	RMB	RMB	RMB	USD
Revenues	55,126,261	15,000,993	70,127,254	9,901,203
Cost of revenues	36,753,118	14,364,936	51,118,054	7,217,312
Gross profit	18,373,143	636,057	19,009,200	2,683,891
Depreciation and amortization	81,240	-	81,240	11,470
Total capital expenditures	-	-	-	-

	Martech	Software development	Total for the three months ended
	Services	services	31-Dec-24	31-Dec-24
	RMB	RMB	RMB	USD
Revenues	43,788,038	32,199,818	75,987,856	10,570,900
Cost of revenues	29,721,266	21,240,364	50,961,630	7,089,426
Gross profit	14,066,772	10,959,454	25,026,226	3,481,474
Depreciation and amortization	81,759	-	81,759	11,374
Total capital expenditures	4,900	-	4,900	682

Total assets as of:

	September 30,	December 31,	December 31,
	2024	2024	2024
	RMB	RMB	USD
Martech Services	78,246,868	80,828,057	11,244,235
Software development services	22,876,926	30,668,245	4,266,352
Total assets	101,123,794	111,496,302	15,510,587

The Company’s operations are primarily based in the mainland PRC and HongKong, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	For the three months of
	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Mainland PRC revenues	55,126,261	43,788,038	6,091,486
Hong Kong revenues	15,000,993	32,199,818	4,479,414
Total revenues	70,127,254	75,987,856	10,570,900
Total long-lived asset	1,020,547	750,792	104,445

Note 12 — Subsequent events

The Company has evaluated subsequent events through the date of issuance of these consolidated financial statements, and noted that there are no subsequent events.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our Proposed Charter will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We will enter into indemnity agreements with each of our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association, a form of which is to be filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1**	Merger Agreement, dated as of November 28, 2024, by and among Future Vision II Acquisition Corp., Future Vision II Acquisition Merger Subsidiary Corp., and VIWO Technology Inc. (included as Annex A to the proxy statement/prospectus). (Exhibit 2.1 to Form 8-K filed on November 29, 2024)
2.2***	Amendment No. 1 to Merger Agreement dated November 28, 2024, by and among Future Vision II Acquisition Corp., Future Vision II Acquisition Merger Subsidiary Corp., and Viwo Technology Inc. (Exhibit 2.1 to Form 8-K filed on December 11, 2024)
3.1*	Amended and Restated Memorandum and Articles of Association dated September 9, 2024. (Exhibit 3.1 to Form 8-K filed on September 12, 2024)
3.2	Second Amended and Restated Memorandum and Articles of Association of New VIWO (included as Annex B to the proxy statement/prospectus).
4.1*	Rights Agreement, dated as of September 11, 2024, between Transhare Corporation and the Company. (Exhibit 4.1 to Form 8-K filed on September 12, 2024)
5.1*****	Opinion of Ogier
10.1*	Registration Rights Agreement. (Exhibit 10.2 to Form 8-K filed on September 12, 2024)
10.2*	Form of Placement Unit Purchase Agreement between the Registrant and HWei Super Speed Co., Ltd (Exhibit 10.3 to Form 8-K filed on September 12, 2024)
10.3*	Form of Indemnification Agreement (Exhibit 10.4.1 to Form 8-K field on September 12, 2024)
10.4**	Form of Company Transaction Support Agreement. (Exhibit 10.1 to Form 8-K filed on November 29, 2024)
10.5***	Form of Lock Up Agreement. (Exhibit 10.1 to Form 8-K filed on December 11, 2024)
10.6*	Insider Letter Agreement dated as of September 11, 2024 among the Company, HWei Super Speed Co., Ltd. and each director and officer of the Company. (Exhibit 10.5 to Form 8-K filed on September 12, 2024)
10.7*	Administrative Services Agreement dated as of September 11, 2024 between the Sponsor and Future Vision (Exhibit 10.6 to Form 8-K filed on September 12, 2024)
10.8*	Investment Management Trust Agreement (Exhibit 10.1 to Form 8-K filed on September 12, 2024)
14****	Code of Ethics.
23.1*****	Consent of Ogier (included in Exhibit 5.1)
23.2*****	Consent of ZH CPA, LLC
23.3*****	Consent of Simon & Edward, LLP
97*****	Clawback Policy
99.1*****	Form of Proxy Card (included as Annex C to the proxy statement/prospectus)
99.2*****	Consent of Yingdong Law Firm
99.3*****	Consent of China Commercial Law Firm
107*****	Filing Fee Table

*	Incorporated by reference to Future Vision’s Current Report on Form 8-K filed on September 12, 2024
**	Incorporated by reference to Future Vision’s Current Report on Form 8-K filed on November 29, 2024
***	Incorporated by reference to Future Vision’s Current Report on Form 8-K filed on December 11, 2024
****	Incorporated by reference to Future Vision’s Registration Statement on Form S-1/A filed on July 18, 2024
*****	To be filed by amendment

Item 22.	Undertakings.

(a) The undersigned registrants each hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each registrant of expenses incurred or paid by a director, officer or controlling person of each registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on the [  ], 2025.

FUTURE VISION II ACQUISITION CORP.

By:
Name:	Danhua Xu
Title:	Chairwoman, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Danhua Xu or Caihong Chen his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date

Chairwoman, Chief Executive Officer
Danhua Xu	(Principal Executive Officer)

Director, Chief Financial Officer
Caihong Chen	(Principal Finance and Accounting Officer)

Independent Director
Shuding Zeng

Independent Director
Lei Xiong

Independent Director
Zheng “Terrence” Wu

Pursuant to the requirements of the Securities Act of 1933, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on the [  ], 2025.

VIWO TECHNOLOGY INC.

By:
Name:	Fidel Yang
Title:	Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE CO-REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant and co-Registrant has signed this registration statement on [  ], 2025.

[ ]
Authorized U.S. Representative of the Registrant

By:
Name:	[ ]
Title:	[ ]

[ ]
Authorized U.S. Representative of the Co-Registrant

By:
Name:	[ ]
Title:	[ ]